

KAWASAKI

KAWASAKI HEAVY INDUSTRIES, LTD.

TOKYO HEAD OFFICE: WORLD TRADE CENTER BLDG., 4-1, HAMAMATSU-CHO 2-CHOME, MINATO-KU, TOKYO, JAPAN.

PHONE: TOKYO (03)3435 TELEX: NO. FACSIMILE TOKYO 03(3436)3037



05012110

October 24, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between January 1, 2005 and September 30, 2005, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Yasushi Tokizane, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2998, facsimile +81-3-5402-7391, e-mail address: tokizane_y@khi.co.jp

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By ____________________

Name: Yasuhiro Kishi
Title : Manager,
Finance & Accounting Department

Gitennes Exploration Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited)

MANAGEMENT COMMENT

These interim consolidated financial statements for the six months ended June 30, 2005 of Gitennes Exploration Inc. have been prepared by management and have not been subject to review by the Company's auditors.

Gitennes Exploration Inc. Statement 1

Interim Consolidated Balance Sheets

(Unaudited)
Canadian Funds

ASSETS	As at June 30 2005	As at December 31 2004
Current		
Cash and cash equivalents	$ 1,026,063	$ 563,649
Accounts receivable	17,380	27,867
Prepaid expenses	9,980	5,979
Due from joint venture partner *(Note 4g)*	-	20,559
	1,053,423	618,054
Mineral Properties *(Note 4)*	2,692,734	2,156,366
Property, Plant and Equipment *(Note 5)*	66,556	69,105
	$ 3,812,713	$ 2,843,525

LIABILITIES		
Current		
Accounts payable and accrued liabilities *(Note 8)*	$ 50,184	$ 58,772
Continued Operations *(Note 1)*		

SHAREHOLDERS' EQUITY		
Share Capital *(Note 6)*	27,155,818	25,715,811
Contributed Surplus *(Note 6b)*	663,383	357,454
Deficit - *Statement 2*	(24,056,672)	(23,288,512)
	3,762,529	2,784,753
	$ 3,812,713	$ 2,843,525

ON BEHALF OF THE BOARD:

"Jerry D. Blackwell", Director
JERRY D. BLACKWELL

"Ken Booth", Director
KEN BOOTH

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 2

Interim Consolidated Statements of Loss and Deficit

For the Periods Ended June 30
(Unaudited)
Canadian Funds

	Three Months Ended		Six Months Ended	
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
Expenses				
Audit, accounting, legal and professional fees	$ 38,958	$ 37,580	$ 72,761	$ 76,189
Amortization	2,687	1,939	5,360	6,319
Filing, transfer fees and investor relations	99,911	46,281	176,055	85,199
Insurance	20,442	19,798	20,442	19,798
Interest and bank charges	890	715	1,725	1,383
Office rent, utilities and miscellaneous	28,599	46,266	56,902	73,549
Salaries and benefits	59,322	67,054	111,209	125,309
Stock-based compensation *(Note 6e)*	-	228,736	305,929	228,736
Travel	2,588	995	6,334	4,486
Loss before the Undernoted	(253,397)	(449,364)	(756,717)	(620,968)
Other Income (Loss)				
Foreign exchange gain (loss)	(7,113)	50,522	(3,837)	26,991
Gain on sale of marketable securities	-	-	-	431,267
General exploration	(1,684)	(48,400)	(16,134)	(58,074)
Interest and other income	7,983	565	8,528	840
Write-down of mineral properties	-	(957,364)	-	(957,364)
Income (Loss) for the Period	(254,211)	(1,404,041)	(768,160)	(1,177,308)
Deficit, Beginning of Period	(23,802,461)	(21,352,866)	(23,288,512)	(21,579,599)
Deficit, End of Period	$ (24,056,672)	$ (22,756,907)	$ (24,056,672)	$ (22,756,907)
Earnings (Loss) Per Share - Basic and Diluted	$ (0.01)	$ (0.04)	$ (0.02)	$ (0.04)
Weighted Average Number of Shares Outstanding	$ 32,355,249	$ 29,203,798	$ 31,667,859	$ 29,095,446

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 3

Interim Consolidated Statements of Cash Flows

For the Periods Ended June 30
(Unaudited)
Canadian Funds

	Three Months Ended		Six Months Ended	
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
Cash Flows From Operating Activities				
Income (loss) for the period	$ (254,211)	$ (1,404,041)	$ (768,160)	$ (1,177,308)
Items not affecting cash				
Amortization	2,687	1,939	5,360	6,319
Gain on sale of marketable securities		-	-	(431,267)
Stock-based compensation	-	228,736	305,929	228,736
Write-down of mineral properties	-	957,364	-	957,364
	(251,524)	(216,002)	(456,871)	(416,156)
Changes in non-cash working capital items				
Accounts receivable	4,248	(2,310)	10,487	(21,504)
Prepaid expenses	(135)	-	(4,001)	1,200
Due from joint venture partner	20,661	32,513	20,559	41,091
Accounts payable and accrued liabilities	(41,101)	23,659	(8,588)	(97,203)
	(267,851)	(162,140)	(438,414)	(492,577)
Cash Flows from Financing Activities				
Net proceeds from issuance of common shares	1,440,007	37,400	1,440,007	40,200
Cash Flows From Investing Activities				
Mineral properties – net of recoveries	(341,673)	(124,121)	(536,368)	(157,875)
Purchase of property, plant and equipment	(1,149)	(8,022)	(2,811)	(8,341)
Proceeds from sale of marketable securities	-	-	-	633,321
	(342,822)	(132,143)	(539,179)	467,105
Net Increase (Decrease) in Cash and Cash Equivalents	829,334	(256,883)	462,414	14,728
Cash and cash equivalents - beginning of Period	196,729	1,881,777	563,649	1,610,166
Cash and Cash Equivalents - End of Period	$ 1,026,063	$ 1,624,894	$ 1,026,063	$ 1,624,894
Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Mineral properties acquired through the issuance of shares	$ -	$ -	$ -	$ 14,000

- See Accompanying Notes -

1. Continued Operations

The Company, considered to be in the exploration stage, is in the process of exploring several mineral properties in Canada and Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its significant wholly-owned subsidiaries, Castle Keep Ltd., Torre International Holdings Ltd., Gitennes Exploraciones Peru S.A. and Compania Minera Seis Rios S.A. All of the Company's wholly-owned subsidiaries are accounted for under the purchase method.

These interim financial statements also include the accounts of Oromalqui Gold Corp. ("Oromalqui"), in which the Company had a 50% interest pursuant to a joint venture agreement and Oromalqui's wholly-owned subsidiary, Minera Corimalqui S.A. The Company has accounted for its interest in the joint venture under the proportionate consolidation method of accounting. Under this method, the Company records its proportionate share of revenues, expenses, liabilities and assets of the joint venture. The only material asset of the joint venture is the Urumalqui property. Effective June 17, 2005, the joint venture agreement was terminated and the Company assumed the remaining assets and liabilities of the joint venture. Accordingly, these interim consolidated financial statements include 100% of the accounts of Oromalqui and Minera Corimalqui S.A. from June 17, 2005, accounted for under the purchase method *(Note 4g)*.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2004.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, due from joint venture partner, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. At June 30, 2005, the Company held currency totalling US$292,588, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

4. Mineral Properties

a) Details of mineral property activities are as follows:

	Canada				Peru				
	Fox	Red	Bear and Badger	Esten	Rio Seco	La Chivona	Urumalqui	Other	Total
December 31, 2003	$597,603	$ -	$253,871	$23,294	$251,312	$146,935	$528,588	$104,945	$1,906,548
Acquisition costs	-	29,806	14,000	-	-	-	-	-	43,806
Deferred Expenditures									
Administration	221	2,100	791	41	-	-	248	-	3,401
Assays	-	-	184	-	-	-	-	-	184
Consulting geology	4,141	1,275	19,327	2,552	2,692	8,356	2,703	3,027	44,073
Drilling	-	-	52,243	-	-	-	-	-	52,243
Geophysics	-	-	-	-	-	-	-	-	-
Government taxes	-	-	-	-	4,454	13,825	4,881	5,008	28,168
Tenure	-	-	-	-	-	-	-	-	-
Topographic survey	-	-	-	-	-	-	-	-	-
Total additions during the period	4,362	33,181	86,545	2,593	7,146	22,181	7,832	8,035	171,875
Write-down of mineral properties	(556,536)	-	(340,416)	-	-	-	-	(60,412)	(957,364)
June 30, 2004	$45,429	$33,181	$ -	$25,887	$258,458	$169,116	$536,420	$52,568	$1,121,059

	Canada			Peru					
	Fox	Red	Esten	Rio Seco	La Chivona	Urumalqui	Tucumachay	Other	Total
December 31, 2004	$55,354	$384,022	$ -	$258,205	$160,774	$733,038	$503,805	$61,168	$2,156,366
Acquisition costs	-	-	-	-	-	-	-	-	-
Deferred Expenditures									
Administration	-	405	-	-	-	2,184	14,054	239	16,882
Assays	-	-	-	-	-	-	36,360	275	36,635
Consulting geology	-	11,459	-	2,576	-	18,948	170,752	-	203,735
Domicile	-	-	-	-	-	-	139,310	-	139,310
Drilling	-	-	-	-	-	-	-	-	-
Environmental & Social License	-	-	-	-	-	-	10,647	-	10,647
Geophysics	-	-	-	-		19,766	248	-	20,014
Government taxes	-	-	-	353	-	736	39,842	-	40,931
Tenure	-	41	-	6,173	10,527	3,530	21,355	11,386	53,012
Topographic survey	-	-	-	-	-	-	-	15,202	15,202
Total additions during the period	-	11,905	-	9,102	10,527	45,164	432,568	27,102	536,368
June 30, 2005	$55,354	$395,927	$ -	$267,307	$171,301	$778,202	$936,373	$88,270	$2,692,734

4. Mineral Properties - *Continued*

b) *Cumulative mineral costs are as follows:*

	Acquisition	Exploration	June 30 2005	December 31 2004
Canada				
Fox, B.C.	$ -	$ 55,354	**$ 55,354**	$ 55,354
Red, B.C.	44,306	351,621	**395,927**	384,022
Peru				
Rio Seco	-	267,307	**267,307**	258,205
La Chivona	35,563	135,738	**171,301**	160,774
Urumalqui	87,329	690,873	**778,202**	733,038
Tucumachay	400,000	536,373	**936,373**	503,805
Other	9,456	78,814	**88,270**	61,168
	$ 576,654	$ 2,116,080	**$ 2,692,734**	$ 2,156,366

c) Fox, B.C., Canada

The Company owns a 100% interest in certain mineral claims located in British Columbia known as the Fox property.

d) Red, B.C., Canada

By an agreement made effective September 3, 2004, the Company has an option to acquire the Red Property, located in north-central British Columbia.

Under the terms of the option, Gitennes may acquire a 100% interest in the property subject to meeting certain financial obligations that include a first-year commitment to pay $20,000 cash (paid), issue 50,000 shares (issued) and spend $100,000 (incurred). Thereafter, the Company may, at its option, make additional yearly cash and share payments before July 15, 2008 that total an additional $180,000 and 200,000 shares. Prior to July 15, 2010 the Company must also have met a schedule of additional aggregate expenditures totalling a further $2 million. Upon vesting, the Red Property will be encumbered with a 1.5% net smelter returns royalty that is capped at a maximum pay-out value of $12 million.

Subsequently, the Company entered into an agreement with Buffalo Gold Ltd. ("Buffalo") on April 15, 2005 whereby Buffalo may earn a 60% interest in Gitennes' Red Property. Under the terms of the agreement, Buffalo may acquire a 60% interest subject to meeting certain financial obligations that include a first-year commitment to pay $30,000 cash *(Note 11)* and incur $200,000 in exploration expenditures, with cumulative expenditures totaling $600,000 before April 15, 2007. Thereafter, exploration at Red will be co-ordinated by a joint venture (Buffalo 60% / Gitennes 40%).

After vesting, Buffalo must make annual property payments to the underlying vendor totaling $150,000, and Gitennes will issue the remaining three tranches of shares to the vendor totaling 150,000 shares. Prior to July 15, 2010 the companies must also have met their pro-rata share of scheduled aggregate expenditures totaling approximately $1 million. Upon the joint venture vesting, the Red Project will be encumbered with a 1.5% net smelter returns royalty with a maximum pay-out value of $12 million.

4. Mineral Properties – *Continued*

e) Rio Seco, Peru

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway.

f) La Chivona, Peru

The Company acquired, by staking, a property near the coastal city of Chiclayo.

g) Urumalqui, Peru

Under the terms of a joint venture agreement dated December 31, 2003 with Meridian Gold Inc. ("Meridian"), Gitennes and Meridian agreed to jointly develop the Urumalqui property. Each company agreed to allocate at least US$125,000 per annum for a three-year period of exploration.

Under the terms of the joint venture agreement, the Company and Meridian each contributed concessions covering approximately 2,700 hectares in total for their initial participating interests of 50% each. The joint venture completed two drill programs on the property, one during 2003, the other in 2004. On June 17, 2005, the companies terminated the agreement and the Company assumed the remaining assets and liabilities of the joint venture, which consisted of the Urumalqui mineral claims, geological data, and net monetary assets of US$3,296. The Company intends to further develop the project.

h) Tucumachay, Peru

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company may acquire a 100% interest in the 2,300-hectare Tucumachay property by:

i) Issuing 1,000,000 shares to Inmet (issued);
ii) Committing to a first year expenditure of US$600,000, to be incurred on the property before December 31, 2005; and
iii) At the Company's option, making total exploration expenditures of US$1,600,000 by December 31, 2008.

Subsequent to vesting, Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres.

i) Other Properties

During the current and prior year, the Company staked various claims in Peru. All of the claims are held 100% by the Company.

j) Virgen, Peru

During the year ended December 31, 2001, the Company sold its interest in the Virgen property and wrote off all remaining costs associated with the project. Pursuant to the terms of the sale agreement, the Company retains a 2% net smelter return royalty, payable when aggregate gold production from the property exceeds 145,000 ounces.

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	June 30 2005 Net Book Value	December 31 2004 Net Book Value
Computer equipment	$ 93,495	$ 66,631	$ 26,864	$ 29,848
Furniture and fixtures	66,173	54,849	11,324	12,582
Equipment	41,660	13,292	28,368	26,675
	$ 201,328	$ 134,772	$ 66,556	$ 69,105

6. Share Capital

a) Issued & Outstanding

Authorized: An unlimited number of common shares without par value.

	Shares	Amount
Balance – December 31, 2004	30,972,831	$ 25,715,811
Private Placement *(i)*	3,400,000	1,530,000
Issuance costs *(i)*	-	(89,993)
Balance – June 30, 2005	34,372,831	$ 27,155,818

(i) Private Placement

In May 2005, the Company completed a private placement of 3,400,000 units at a price of $0.45 per unit for gross proceeds of $1,530,000. Each unit is comprised of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.55 for a period of twelve months after closing. The expiry date of the warrants may be accelerated if the closing price of the Company's shares exceeds $1.10 for twenty consecutive business days. The Company paid finder's fees, commissions and legal costs totaling $89,993. In addition, the Company issued 171,610 broker warrants having the same terms as the private placement warrants.

b) Contributed Surplus

Details are as follows:

Balance – December 31, 2004	$ 357,454
Stock-based compensation *(Note 6e)*	305,929
Balance – June 30, 2005	$ 663,383

6. Share Capital – *Continued*

c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers to purchase up to 4,500,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the period ended June 30, 2005, the change in stock options outstanding was as follows:

	Shares
Options outstanding – December 31, 2004	3,200,000
Granted	750,000
Options outstanding – June 30, 2005	3,950,000

All options outstanding at June 30, 2005 have vested.

At June 30, 2005, the following stock options were outstanding:

Options Outstanding	Exercise Price	Expiry Date
900,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
520,000	$0.13	May 4, 2008
750,000	$0.355	April 21, 2009
180,000	$0.40	July 21, 2009
550,000	$0.47	April 1, 2010
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
200,000	$0.47	March 18, 2015
3,950,000		

d) Warrants

At June 30, 2005, the following warrants were outstanding:

Warrants Outstanding	Exercise Price	Expiry Date
351,000	$0.46	August 19, 2005
1,700,000	$0.55	May 18, 2006
171,610	$0.55	May 18, 2006
2,222,610		

e) Stock-Based Compensation

During the period, the Company issued 550,000 five-year options to directors, officers, and employees with an exercise price of $0.47 per option and issued 200,000 ten-year options to a director at an exercise price of $0.47 per option. The estimated fair value of stock-based compensation of $305,929 has been recorded in the accounts of the Company. The weighted average grant-date fair value of options granted is $0.41. This value is estimated at the date of the grant using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

6. Share Capital – *Continued*

e) Stock-Based Compensation – *Continued*

Risk-free interest rate	3.90%
Expected dividend yield	0.00%
Expected stock price volatility	92%
Expected option life in years	6.33

The Black-Scholes Option-Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

7. Marketable Securities

During the period ended June 30, 2004, the Company disposed of 112,092 Monterrico common shares for proceeds of $633,321 and recognized a gain on sale of $431,267.

8. Related Party Transactions

During the period, the Company incurred $36,744 (2004 - $22,593) in legal fees paid to a law firm in which a director of the Company is a partner.

Accounts payable and accrued liabilities includes $5,191 (December 31, 2004 - $1,603) payable to directors of the Company and to a law firm in which a director of the Company is a partner.

9. Income Taxes

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years. Details of income tax expense for the periods ended June 30 are as follows:

		2005		2004
Loss before income taxes for accounting purposes	$	(768,160)	$	(1,177,308)
Adjustments for differences between accounting and taxable income:				
Amortization		5,360		6,319
Stock-based compensation		305,929		228,736
Resource property costs written off		-		957,364
Unrealized foreign exchange losses		-		(26,991)
Consolidated income (loss) for tax purposes		(456,871)		(11,880)
Tax rate		35.6%		35.6%
Expected tax expense (recovery) for the year		(162,646)		(4,230)
Increase (decrease) in taxes due to:				
Foreign income at different tax rates		(2,316)		(157,115)
Current valuation allowance		164,962		161,345
Tax expense (recovery) for the period	$	-	$	-

9. Income Taxes – *Continued*

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31, 2004 are as follows:

		2004
Non-capital loss carry-forwards	$	2,348,853
Mineral property expenditures		1,542,923
Property, plant and equipment		63,153
		3,954,929
Valuation allowance		(3,954,929)
	$	-

The Company's Canadian non-capital loss carry-forwards expire between 2005 and 2011 while the Canadian exploration expenditures may be carried forward indefinitely. The losses available to the Company in Peru expire four years after the attainment of profitable commercial operations in Peru.

10. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

June 30, 2005		Income (Loss)		Capital Assets		Identifiable Assets
Canada	$	(668,196)	$	38,188	$	1,178,829
British Virgin Islands		(615)		-		19,192
Peru		(99,349)		28,368		2,614,692
Total	$	(768,160)	$	66,556	$	3,812,713

11. Subsequent Events

Subsequent to June 30, 2005, the Company issued 50,000 shares, made the cash payment of $30,000 required under the Red property option agreement and received $30,000 from Buffalo Gold *(Note 4d)*.

FORM 51-102F1

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

FOR GITENNES EXPLORATION INC.

FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2005

August 12, 2005

Management's Discussion and Analysis supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company and the notes thereto for the period ended June 30, 2005. Consequently, the information set forth below should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information, including audited consolidated financial statements, and the notes thereto, for the year ended December 31, 2004, can be found on SEDAR at www.sedar.com.

Description of the Business

Gitennes Exploration Inc. (the "Company") is in the business of exploring for mineral deposits in Canada and Perú. The Company acquires properties directly by staking or through option agreements with prospectors or other exploration companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

Overview

The Company's primary focus is the exploration for gold and silver deposits in Perú, followed by copper, gold and other base metals in Canada. During the period ending June 30, 2005, the Company continued its pre-drilling field work at the Tucumachay project in Central Perú. The Tucumachay project is subject to a letter of intent dated June 30, 2004 with Inmet Mining Corp. During the year ending December 31, 2004, the Company's 50% affiliate, Minera Corimalqui S.A. ("Corimalqui"), completed a second drilling programme at the Urumalqui property in northern Perú. There was no field activity at Urumalqui during the period ending June 30, 2005, the time given over instead to reporting and project planning. Also during the year ending December 31, 2004 the Company undertook field work, including drilling, at its Red Property in Northern BC. In April, 2005, the Company entered into an agreement with Buffalo Gold Limited ("Buffalo") wherein Buffalo could earn up to a 60% interest in the Red property. There was no field work at the Red Property during the first six months of 2005. Elsewhere in Canada during the year ending December 31, 2004, the Company undertook fieldwork at the Badger and Esten properties. The Company elected to discontinue exploration on the Bear/Badger, Esten and Garden-Obonga properties and on that portion of the Fox Property subject to the "Fox Option Agreement", and did not exercise the respective options. Expenditures incurred on these properties were written-off as of December 31, 2004 (see "*Results of Operations - Properties*").

During the period ending June 30, 2005, the Company issued news releases:

April 22, 2005: Gitennes Announced Private Placement
April 25, 2005: Corrected - Gitennes Announces Private Placement
May 2, 2005: Gitennes Encantada Sampling 369 Metres Grading 1.11 g/t Gold
May 10, 2005: Gitennes' Encantada Target – New Results and Revisions
May 18, 2005: Gitennes' Placement Closed – Fully Subscribed
June 29, 2005: Gitennes Exploration – More Positive Results at Tucumachay

Overall Performance

Unless noted otherwise, all figures are in Canadian dollars.

The Company's cumulative resource property costs to June 30, 2005 were $2,692,734, which is up from the cumulative balance of $2,156,366 as at December 31, 2004. The increase for the period includes current additions of $539,368 in expenditures, $432,568 of which was incurred on the Tucumachay property (see *"Results of Operations"*).

The Company recorded a loss of $768,160 for the period ended June 30, 2005. The loss includes the Company's normal operating and administrative expenses of $450,788 plus non-cash stock-based compensation expense of $305,929 for the period (see *"Results of Operations"*).

Financial Data for the Last Eight Quarters

Three Months Ended	June 30, 2005	Mar 31, 2005	Dec 31, 2004	Sept 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sept 30, 2003
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Income (loss) before Extraordinary items	(254,211)	(513,949)	(225,071)	(306,534)	(1,404,041)	226,733	157,938	(180,754)
Net income (loss)	(254,211)	(513,949)	(225,071)	(306,534)	(1,404,041)	226,733	157,938	(180,754)
Income (loss) per share	(0.01)	(0.02)	(0.01)	(0.01)	(0.04)	0.01	0.01	(0.01)

The Company has no operating source of revenue. In addition to the normal expenses associated with its exploration and administrative activities, the Company recorded the following infrequent or non-recurring transactions that produced significant variances in its operating results:

During the period ended June 30, 2003, the Company sold its interest in the Rio Blanco property. As part of the sale proceeds of Rio Blanco, the Company received shares of the purchaser, which it later sold resulting in gains of $497,277 and $431,267 for the quarters ending December 31, 2003 and March 31, 2004 respectively. During the quarter ended June 30, 2004, the Company recorded a write-down of $957,364 upon abandoning the Bear/Badger, Garden-Obonga properties in Ontario, and the claims of the Fox project (British Columbia) that were subject to an option agreement. Additional significant items include non-cash stock-based compensation of $228,736 and $305,929 recorded in the quarters ending June 30, 2004 and June 30, 2005 respectively.

After factoring in the effect of these transactions, the operating results remain reasonably consistent among the quarters presented.

Results of Operations

Expenses

A summary of the Company's significant expense items for the six-month period is as follows:

	Period ended June 30	
	2005	**2004**
Audit, accounting, legal & professional fees	$72,761	$76,189
Filing, transfer fees & investor relations	$176,055	$85,199
Office rent, utilities & miscellaneous	$56,902	$73,549
Salaries & benefits	$111,209	$125,309
Stock option compensation	$305,929	$228,736
General exploration	$16,134	$58,074
Foreign exchange loss (gain)	$3,837	($26,991)

Audit, accounting, legal and professional fees to June 30, 2005 are consistent with those of the prior period.

Filing, transfer fees and investor relations expenses to June 30, 2005 are higher than those for the same period in 2004. The increase for the 2005 period is due to the increasing costs related to the preparation and filing of forms, reports and shareholder materials as required to meet the Company's continuing disclosure obligations. Also during the period ending June 30, 2005 the Company engaged in more investor relations activities than in the comparative period, including a one-day booth at the Mineral Exploration Round-up in Vancouver, an open house during the Prospectors and Developers Convention in Toronto, and numerous presentations in Toronto, Calgary & Vancouver.

Office rent, utilities and miscellaneous costs for the period ending June 30, 2005 are slightly lower than those of the comparative period due to a BC Capital tax payment in the prior year.

Salaries and benefits can vary depending upon the amount of time allocated for certain employees between exploration projects and general and administrative duties. For the period ending June 30, 2005, salaries and benefits are reasonably consistent with the same period in the prior year.

General exploration expenses fluctuate from quarter to quarter depending upon the time spent by employees and consultants on project development and reconnaissance, which is a function of the status of the Company's own resource properties. General exploration costs were higher for the 2004 period compared to the period ending June 30, 2005 due to the reduced off-property reconnaissance conducted in Peru in 2005.

The Company maintains significant portions of its cash reserves in American dollars. The decline in foreign exchange losses reported for the period ending June 30, 2005, relative to those experienced in fiscal 2004, reflects both the increase in the value of the Canadian dollar compared to the United States dollar and the reduction of US cash held by the Company.

Properties

The Company has five mineral projects in Perú and two mineral projects in Canada. Work is supervised by J. Blackwell, P.Geo., J. Foster, P.Geo., and Alvaro Fernandez-Baca, P.Geo., qualified persons as defined in National Instrument 43-101. Selected expenditure information on the Company's main projects is as follows:

Property		Six months June 30, 2005	Twelve months December 31, 2004	Twelve months December 31, 2003
Urumalqui	Acquisition	-	-	66,754
	Exploration	45,164	204,450	438,237
	Cumulative	778,202	733,038	528,588
La Chivona	Acquisition	-	-	35,563
	Exploration	10,527	13,839	111,372
	Cumulative	171,301	160,774	146,935
Rio Seco	Acquisition	-	-	-
	Exploration	9,102	6,893	146,723
	Cumulative	267,307	258,205	251,312
Tucumachay	Acquisition	-	400,000	-
	Exploration	432,568	103,805	-
	Cumulative	936,373	503,805	-
Fox	Acquisition	-	-	-
	Exploration	-	14,287	6,741
	Write-down	-	(556,536)	-
	Cumulative	55,534	55,354	597,603
Red	Acquisition	-	44,306	-
	Exploration	11,905	339,716	-
	Cumulative	395,927	384,022	-

Urumalqui Property

Under the terms of a joint venture agreement dated December 31, 2003 with Meridian Gold Inc. ("Meridian"), Gitennes and Meridian agreed to jointly develop the Urumalqui property. Each company agreed to allocate at least US$125,000 per annum for a three-year period of exploration, during which the Company will manage the project. The joint venture explored the properties during 2003 and 2004. Work included geophysical and geological surveys and two diamond drill programs.

On June 17, 2005, the companies terminated the agreement and the Company assumed 100% of the remaining assets and liabilities of the joint venture, which consisted of the Urumalqui mineral claims, geological data, and net monetary assets of US$3,296. The Company intends to explore the property further.

La Chivona Property

The Company has a 100% interest in La Chivona, located in north-coastal Perú. There was minimal exploration activity on the property during the reporting period. Cumulative expenditures to June 30, 2005 were $171,301.

Rio Seco Property

The property is located in coastal, central Perú. There was no field exploration activity on the property during the reporting period, however some time was spent re-evaluating the exploration possibilities given the strong demand for molybdenum. Cumulative expenditures to June 30, 2005 were $267,307.

Lapidem Property

The property is located 55 km east of Trujillo in the Andes Mountains. No geological exploration occurred during the year ending December 31, 2004, nor during the period ending June 30, 2005.

Tucumachay Property

The property is located in the Andes Mountains of central Peru. On June 30, 2004 the Company signed a letter-of-intent with Inmet Mining Corp. ("Tucumachay Agreement"), under the terms of which the Company has an option to earn a 100% interest in the property. During the year ending December 31, 2004 the Company conducted orientation, or early-stage soil geochemical and rock sampling programmes at the property, as well as geophysical surveys. During the first quarter of 2005, the Company commenced pre-drilling activities including the establishment of a 16-man tent camp, and the start of a programme of detailed mapping, rock sampling, soil sampling for geochemical analyses, and prospecting. Surface sampling results are favourable, indicating the occurrence of gold mineralization at a number of locations on the property, and the likelihood of additional discoveries.

Cumulative exploration expenditures to June 30, 2005 were $936,373 This includes $400,000 in acquisition costs recorded during the year ended December 31, 2004 upon the issuance of 1,000,000 shares from treasury with a deemed value of $0.40 per share, as required by the terms of the Tucumachay Agreement.

Fox Property

The Company owns outright and intends to explore further certain claims in British Columbia (South Fox). These claims are adjacent to the southern portion of the property that the Company had under option in 2004, which the Company wrote off in 2004. During the year ending December 31, 2004, the Company undertook geological mapping and geochemical surveys on the South Fox property. There was no work done on the property in the current period. Cumulative expenditures on these retained claims to June 30, 2005 were $55,354.

Red Option

By an agreement made effective September 3, 2004, the Company has an option to acquire the Red Property, located in north-central British Columbia.

Under the terms of the option, Gitennes may acquire a 100% interest in the property subject to meeting certain financial obligations that include a first-year commitment to pay $20,000 cash (paid), issue 50,000 shares (issued) and spend $100,000 (incurred). Thereafter, the Company may, at its option, make additional yearly cash and share payments before July 15, 2008 that total an additional $180,000 and 200,000 shares. Prior to July 15, 2010 the Company must also have met a schedule of additional aggregate expenditures totalling a further $2 million. Upon vesting, the Red Property will be encumbered with a 1.5% net smelter returns royalty that is capped at a maximum pay-out value of $12 million.

The Company entered into an agreement with Buffalo on April 15, 2005 whereby Buffalo may earn a 60% interest in Gitennes' Red Property. Under the terms of the agreement, Buffalo may acquire a 60% interest subject to meeting certain financial obligations that include a first-year commitment to pay $30,000 cash *(Note 11)* and incur $200,000 in exploration expenditures, with cumulative expenditures totaling $600,000 before April 15, 2007. Thereafter, exploration at Red will be done in joint venture, with Gitennes owning a 40% interest in the project.

After vesting, Buffalo must make annual property payments to the underlying vendor totaling $150,000, and Gitennes will issue the remaining three tranches of shares to the vendor totaling 150,000 shares. Prior to July 15, 2010 the companies must also have met their pro-rata share of scheduled aggregate expenditures totaling approximately $1 million. Upon the joint venture vesting, the Red Project will be encumbered with a 1.5% net smelter returns royalty with a maximum pay-out value of $12 million.

Liquidity

The Company's cash and cash equivalents decreased by $462,414 during the period ending June 30, 2005, which is due to the addition of proceeds from the Company's recently closed private placement (see *"Outstanding Share Data"*) less cash used in operating and exploration activities for the period. As at June 30, 2005, cash and cash equivalents totalled $1,026,063 compared to $563,649 at December 31, 2004. Working capital as at June 30, 2005 totalled $1,003,239 compared to $559,282 at December 31, 2004.

The Company has no long-term debt, capital lease or purchase obligations, and its only operating leases are with respect to office premises. In Vancouver, the Company has a five-year lease on office and storage space that expires on October 31, 2010. The current monthly fee is $1,921 plus operating expenses, increasing to $2,034 effective November 1, 2005. In Lima, Perú, the Company's affiliates lease office space for US$1,150 per month on a rental agreement that is renewed annually in November.

Capital Resources

As at the date hereof, the Company has met the current terms of its option agreements. The Company has significant expenditure requirements to meet if it elects to earn its interest in the Red and Tucumachay properties; therefore, the Company will have to raise additional funds at some time in the future in order to meet the future terms of its option agreements.

Related Party Transactions

During the period, the Company incurred $36,744 (2004 - $22,593) in legal fees with a law firm in which a director of the Company is a partner. Accounts payable and accrued liabilities includes $5,191 (December 31, 2004 - $1,603) payable to this firm.

Outstanding Share Data

In May 2005, the Company completed a private placement of 3,400,000 units at a price of $0.45 per unit for gross proceeds of $1,530,000. Each unit is comprised of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.55 for a period of twelve months after closing. The expiry date of the warrants may be accelerated if the closing price of the Company's shares exceeds $1.10 for twenty consecutive business days. The Company paid finder's fees, commissions, and legal costs totaling $89,993 and issued 171,610 broker warrants having the same terms as the private placement warrants.

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at June 30, 2005, the number of issued and outstanding common shares was 34,372,831 (40,545,441 on a diluted basis).

As at the date hereof, the number of issued and outstanding common shares was 34,422,831 (40,595,441 on a diluted basis). The increase is due to the issuance of 50,000 shares under the Red option agreement (see *"Subsequent Events"*).

The Company has a fixed stock option plan. As at June 30, 2005, there were 3,380,000 stock options granted to directors and officers of the Company and its affiliates, and 570,000 stock options granted to employees or long-term contractors, for a total of 3,950,000 as follows:

Options Outstanding	Exercise Price	Expiry Date
900,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
520,000	$0.13	May 4, 2008
750,000	$0.355	April 21, 2009
180,000	$0.40	July 21, 2009
550,000	$0.47	April 1, 2010
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
200,000	$0.47	March 18, 2015
3,950,000		

At June 30, 2005, the following warrants were outstanding:

Warrants Outstanding	Exercise Price	Expiry Date
351,000	$0.46	August 19, 2005
1,700,000	$0.55	May 18, 2006
171,610	$0.55	May 18, 2006
2,222,610		

Critical Accounting Estimates

Stock-based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate stock-based compensation.

Changes in Accounting Policies

There were no changes or adoptions of new significant policies in the period.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that the fair value of these instruments approximates their carrying values.

At June 30, 2005 the Company held currency totalling US$292,588, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

Risk and Uncertainties

The business of exploration and mining is risky and there is no assurance that current exploration programmes will eventually result in profitable mining operations. The recoverability of money spent on the resource properties is dependent upon various factors. These include actually discovering a potentially economic mineral deposit and then transforming the deposit into ore reserves through a series of stringent technical programmes. Following upon this is the ability of the Company to obtain all necessary financings to complete the development of a property and place it into commercial production. The Company must also raise funds for corporate and administrative expenses. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many of which have greater financial resources and experience. Metal prices are volatile and cannot be controlled.

The Company has no mining operations and its mineral projects are at an early stage. It is therefore exposed to many risks common to comparable companies, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

The interim consolidated financial statements for the period ending June 30, 2005 have been prepared on the basis of accounting principles applicable to a going concern. The assumption is that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Excepting the quarters ending March 31, 2004 and December 31, 2003, the Company has consistently reported operating losses. The Company has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding will be available to further explore and develop its mineral property projects, or to cover the overhead costs necessary to maintain a public company.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities. It does maintain some funds in US dollar accounts until such time as the funds are drawn upon.

The government of Perú has implemented a royalty scheme on mining operations. The Company believes that this royalty does not impact significantly on operations at this stage of the Company's development.

Susequent Events

Subsequent to June 30, 2005, the Company issued 50,000 shares, made the cash payment of $30,000 required under the Red property option agreement and received $30,000 from Buffalo Gold.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.

Additional Information

The Company's publicly filed documents are available on the Company's website or on SEDAR at www.sedar.com.

Cautionary Note

Certain statements included herein constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or of the mining industry to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. There can be no assurance that such statements will prove accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. All current and subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

CORPORATE INFORMATION

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President & Director
Kerry Spong	Chief Financial Officer
James R. Foster	Vice-President
Lyle R. Hepburn	Director & Corporate Secretary
Edmund T. Kimura	Director
Kenneth Booth	Director
Victor A. Tanaka	Director

EXECUTIVE OFFICE

2390 - 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada

Tel:	604-682-7970
Fax:	604-682-7903
website	www.gitennes.com

TRANSFER AGENT

Computershare Trust Company of Canada
Toronto, ON. Canada

CAPITALIZATION

As at June 30, 2005

Shares Authorized:	Unlimited
Issued Capital:	34,372,831

AFFILIATED COMPANIES IN PERU

Gitennes Exploraciones de Perú S.A.
Tel. +511-242-4065

COUNSEL

Beach, Hepburn LLP
Barristers and Solicitors
Toronto, ON. Canada

AUDITORS

Staley, Okada & Partners
Vancouver, BC. Canada

Gitennes Exploration Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

(Unaudited)

MANAGEMENT COMMENT

These interim consolidated financial statements for the three months ended March 31, 2005 of Gitennes Exploration Inc. have been prepared by management and have not been subject to review by the Company's auditors.

Gitennes Exploration Inc.

Statement 1

Interim Consolidated Balance Sheets

(Unaudited)
Canadian Funds

ASSETS	As at March 31 2005	As at December 31 2004
Current		
Cash and cash equivalents	$ 196,729	$ 563,649
Accounts receivable	21,628	27,867
Prepaid expenses	9,845	5,979
Due from joint venture partner *(Note 4g)*	20,661	20,559
	248,863	618,054
Mineral Properties *(Note 4)*	2,351,061	2,156,366
Property, Plant and Equipment *(Note 5)*	68,094	69,105
	$ 2,668,018	$ 2,843,525

LIABILITIES		
Current		
Accounts payable and accrued liabilities *(Note 8)*	$ 91,285	$ 58,772
Continued Operations *(Note 1)*		

SHAREHOLDERS' EQUITY		
Share Capital *(Note 6)*	25,715,811	25,715,811
Contributed Surplus *(Note 6b)*	663,383	357,454
Deficit - *Statement 2*	(23,802,461)	(23,288,512)
	2,576,733	2,784,753
	$ 2,668,018	$ 2,843,525

ON BEHALF OF THE BOARD:

"Jerry D. Blackwell", Director
JERRY D. BLACKWELL

"Ken Booth", Director
KEN BOOTH

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 2

Interim Consolidated Statements of Income (Loss) and Deficit

For the Three Months Ended March 31
(Unaudited)
Canadian Funds

	2005	2004
Expenses		
Audit, accounting, legal and professional fees	$ 33,803	$ 38,609
Amortization	2,673	4,380
Filing, transfer fees and investor relations	76,144	38,918
Interest and bank charges	835	668
Office rent, utilities and miscellaneous	28,303	27,283
Stock-based compensation *(Note 6e)*	305,929	-
Salaries and benefits	51,887	58,255
Travel	3,746	3,491
Loss Before the Undernoted	(503,320)	(171,604)
Other Income (Expense)		
Foreign exchange gain (loss)	3,276	(23,531)
Gain on sale of marketable securities *(Note 7)*	-	431,267
General exploration	(14,450)	(9,674)
Interest and other income	545	275
Income (Loss) for the Period *(Note 9)*	(513,949)	226,733
Deficit – Beginning of period	(23,288,512)	(21,579,599)
Deficit - End of Period	$ (23,802,461)	$ (21,352,866)
Earnings (Loss) Per Share – Basic and Diluted	$ (0.02)	$ 0.01
Weighted-Average Number of Shares Outstanding	30,972,831	28,987,096

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 3

Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31
(Unaudited)
Canadian Funds

		2005		2004
Cash Flows from Operating Activities				
Net income (loss) for the period	$	(513,949)	$	226,733
Items not affecting cash				
Amortization		2,673		4,380
Gain on sale of marketable securities		-		(431,267)
Stock-based compensation		305,929		-
		(205,347)		(200,154)
Changes in non-cash working capital items				
Accounts receivable		6,239		(19,194)
Prepaid expense		(3,866)		1,200
Due from joint venture partner		(102)		8,578
Accounts payable and accrued liabilities		32,513		(120,867)
		(170,563)		(330,437)
Cash Flows from Financing Activities				
Net proceeds from issuance of common shares		-		2,800
Cash Flows from Investing Activities				
Mineral properties expenditures		(194,695)		(33,754)
Proceeds from sale of marketable securities		-		633,321
Purchase of capital assets		(1,662)		(319)
		(196,357)		599,248
Net Increase (Decrease) in Cash and Cash Equivalents		(366,920)		271,611
Cash and cash equivalents - Beginning of period		563,649		1,610,166
Cash and Cash Equivalents - End of Period	$	196,729	$	1,881,777

Supplemental Cash Flow Information				
During the period, the Company conducted the following non-cash transactions:				
Stock-based compensation - contributed surplus	$	305,929	$	-
Mineral properties acquired through the issuance of shares	$	-	$	14,000

- See Accompanying Notes -

1. Continued Operations

The Company, considered to be in the exploration stage, is in the process of exploring several mineral properties in Canada and Peru. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

2. Accounting Policies

a) Basis of Consolidation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its significant wholly-owned subsidiaries, Castle Keep Ltd., Torre International Holdings Ltd., Gitennes Exploraciones Peru S.A. and Compania Minera Seis Rios S.A. All of the Company's wholly-owned subsidiaries are accounted for under the purchase method.

These interim financial statements also include the accounts of Oromalqui Gold Corp., in which the Company has a 50% interest pursuant to a joint venture agreement and its wholly-owned subsidiary, Minera Corimalqui S.A. The Company accounts for its interest in the joint venture under the proportionate consolidation method of accounting. Under this method, the Company records its proportionate share of revenues, expenses, liabilities and assets of the joint venture. The only material asset of the joint venture is the Urumalqui property *(Note 4g)*.

b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2004.

3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, due from joint venture partner, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. At March 31, 2005, the Company held currency totalling US$162,907, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

4. *Mineral Properties*

a) Details of mineral property activities are as follows:

	Canada			Peru					
	Fox	Bear and Badger	Esten	Rio Seco	La Chivona	Urumalqui	Tucumachay	Other	Total
December 31, 2003	$597,603	$253,871	$23,294	$251,312	$146,935	$528,588	$ -	$104,945	$1,906,548
Acquisition costs	-	14,000	-	-	-	-	-	-	14,000
Deferred Expenditures							-		
Administration	41	641	41	-	-	248	-	-	971
Assays	-	-	-	-	-	-	-	-	-
Consulting geology	-	2,213	-	2,692	7,490	2,703	-	-	15,098
Drilling	-	-	-	-	-	-	-	-	-
Geophysics	-	-	-	-	-	-	-	-	-
Government taxes	-	-	-	3,625	10,087	3,973	-	-	17,685
Tenure	-	-	-	-	-	-	-	-	-
Topographic survey	-	-	-	-	-	-	-	-	-
Total additions during the period	41	16,854	41	6,317	17,577	6,924	-	-	47,754
March 31, 2004	$597,644	$270,725	$23,335	$257,629	$164,512	$535,512	$ -	$104,945	$1,954,302

	Canada			Peru					
	Fox	Red	Esten	Rio Seco	La Chivona	Urumalqui	Tucumachay	Other	Total
December 31, 2004	$55,354	$384,022	$ -	$258,205	$160,774	$733,038	$503,805	$61,168	$2,156,366
Acquisition costs	-	-	-	-	-	-	-	-	-
Deferred Expenditures									
Administration	-	-	-	-	-	2,184	1,946	239	4,371
Assays	-	-	-	-	-	-	7,529	275	7,804
Consulting geology	-	11,353	-	663	-	7,490	56,011	-	75,517
Domicile	-	-	-	-	-	-	70,418	-	70,418
Drilling	-	-	-	-	-	-	-	-	-
Environmental & Social License	-	-	-	-	-	-	5,031	-	5,031
Geophysics	-	-	-	-	-	5,725	248	-	5,973
Government taxes	-	-	-	220	-	466	18,320	-	19,006
Tenure	-	41	-	-	-	-	6,534	-	6,575
Topographic survey	-	-	-	-	-	-	-	-	-
Total additions during the period	-	11,394	-	883	-	15,865	166,039	514	194,695
March 31, 2005	$55,354	$395,416	$ -	$259,088	$160,774	$748,903	$669,844	$61,682	$2,351,061

4. Mineral Properties - *Continued*

b) Cumulative mineral costs are as follows:

	Acquisition	Exploration	March 31 2005	December 31 2004
Canada				
Fox, B.C.	$ -	$ 55,354	$ 55,354	$ 55,354
Red, B.C.	44,306	351,110	395,416	384,022
Peru				
Rio Seco	-	259,088	259,088	258,205
La Chivona	35,563	125,211	160,774	160,774
Urumalqui	87,329	661,574	748,903	733,038
Tucumachay	400,000	269,844	669,844	503,805
Other	9,456	52,226	61,682	61,168
	$ 576,654	$ 1,774,407	$ 2,351,061	$ 2,156,366

c) Fox, B.C., Canada

The Company owns a 100% interest in certain mineral claims located in British Columbia known as the Fox property.

d) Red, B.C., Canada

By an agreement made effective September 3, 2004, the Company has an option to acquire the Red Property, located in north-central British Columbia.

Under the terms of the option, Gitennes may acquire a 100% interest in the property subject to meeting certain financial obligations that include a first-year commitment to pay $20,000 cash (paid), issue 50,000 shares (issued) and spend $100,000 (incurred). Thereafter, the Company may, at its option, make additional yearly cash and share payments before July 15, 2008 that total an additional $180,000 and 200,000 shares. Prior to July 15, 2010 the Company must also have met a schedule of additional aggregate expenditures totalling a further $2 million. Upon vesting, the Red Property will be encumbered with a 1.5% net smelter returns royalty that is capped at a maximum pay-out value of $12 million.

Subsequent to March 31, 2005, the Company entered into a Letter of Intent to option 60% of this option to another Company *(Note 11)*.

e) Rio Seco, Peru

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway.

f) La Chivona, Peru

The Company acquired, by staking, a 7,600 hectare property near the coastal city of Chiclayo.

4. Mineral Properties – *Continued*

g) Urumalqui, Peru

Under the terms of a joint venture agreement dated December 31, 2003 with Meridian Gold Inc. ("Meridian"), Gitennes and Meridian have each agreed to jointly develop the Urumalqui property. Each company agreed to allocate at least US$125,000 per annum for a three-year period of exploration, during which the Company will manage the project. Once cumulative aggregate expenditures reach US$750,000, project expenditures will increase to US$500,000 per company and Meridian will have the option to become the project manager.

Under the terms of the joint venture agreement, the Company and Meridian each contributed concessions covering approximately 2,700 hectares in total for their initial participating interests of 50% each.

h) Tucumachay, Peru

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company may acquire a 100% interest in the 2,300-hectare Tucumachay property by:

i) Issuing 1,000,000 shares to Inmet (issued);
ii) Committing to a first year expenditure of US$600,000, to be incurred on the property before December 31, 2005; and
iii) At the Company's option, making total exploration expenditures of US$1,600,000 by December 31, 2008.

Subsequent to vesting, Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres.

i) Other Properties

During the current and prior year, the Company staked various claims in Peru. All of the claims are held 100% by the Company.

j) Virgen, Peru

During the year ended December 31, 2001, the Company sold its interest in the Virgen property and wrote off all remaining costs associated with the project. Pursuant to the terms of the sale agreement, the Company retains a 2% net smelter return royalty, payable when aggregate gold production from the property exceeds 145,000 ounces.

5. Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	March 31 2005 Net Book Value	December 31 2004 Net Book Value
Computer equipment	$ 93,495	$ 65,139	$ 28,356	$ 29,848
Furniture and fixtures	66,173	54,220	11,953	12,582
Equipment	40,511	12,726	27,785	26,675
	$ 200,179	$ 132,085	$ 68,094	$ 69,105

6. Share Capital

a) Issued & Outstanding

Authorized: An unlimited number of common shares without par value.

	Shares		Amount
Balance – December 31, 2004 and March 31, 2005	30,972,831	$	25,715,811

b) Contributed Surplus

Details are as follows:

Balance – December 31, 2004	$	357,454
Stock-based compensation *(Note 6e)*		305,929
Balance – March 31, 2005	$	663,383

c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers to purchase up to 4,500,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the period ended March 31, 2005, the change in stock options outstanding was as follows:

	Shares
Options outstanding – December 31, 2004	3,200,000
Granted	750,000
Options outstanding – March 31, 2005	3,950,000

All options outstanding at March 31, 2005 have vested.

At March 31, 2005, the following stock options are outstanding:

Options Outstanding	Exercise Price	Expiry Date
900,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
520,000	$0.13	May 4, 2008
750,000	$0.355	April 21, 2009
180,000	$0.40	July 21, 2009
550,000	$0.46	March 31, 2010
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
200,000	$0.47	March 18, 2015
3,950,000		

6. Share Capital – *Continued*

d) Warrants

As at March 31, 2005 there were share purchase warrants outstanding entitling the holders to purchase 351,000 common shares at a price of $0.46 per share on or before August 19, 2005.

e) Stock-Based Compensation

During the period, the Company issued 550,000 five-year options to directors, officers, and employees with an exercise price of $0.46 per option and issued 200,000 ten-year options to a director at an exercise price of $0.47 per option. The estimated fair value of stock-based compensation of $305,929 has been recorded in the accounts of the Company. The weighted average grant-date fair value of options granted is $0.41. This value is estimated at the date of the grant using the Black-Scholes Option-Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.90%
Expected dividend yield	0.00%
Expected stock price volatility	92%
Expected option life in years	6.33

The Black-Scholes Option-Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

7. Marketable Securities

During the period ended March 31, 2004, the Company disposed of 112,092 Monterrico common shares for proceeds of $633,321 and recognized a gain on sale of $431,267.

8. Related Party Transactions

During the period, the Company incurred $18,000 (2004 - $7,534) in legal fees paid to a law firm in which a director of the Company is a partner.

Accounts payable and accrued liabilities includes $19,422 (December 31, 2004 - $1,603) payable to directors of the Company and to a law firm in which a director of the Company is a partner.

Gitennes Exploration Inc.

Notes to Interim Consolidated Financial Statements

March 31, 2005
(Unaudited)
Canadian Funds

9. Income Taxes

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years. Details of income tax expense for the period is as follows:

	2005	2004
Income (loss) before income taxes for accounting purposes	$ (513,949)	$ 226,733
Adjustments for differences between accounting and taxable income:		
Amortization	2,673	4,380
Unrealized foreign exchange (gains) losses	(3,276)	23,531
Consolidated income (loss) for tax purposes	(514,552)	254,644
Tax rate	35.6%	35.6%
Expected tax expense (recovery) for the period	(183,181)	90,653
Reductions in tax (recovery) due to:		
Application of loss carry-forwards	-	(90,653)
Valuation allowance	183,181	-
Tax expense (recovery) for the period	$ -	$ -

The Company's Canadian non-capital loss carry-forwards expire between 2005 and 2011 while the Canadian exploration expenditures may be carried forward indefinitely. The losses available to the Company in Peru expire four years after the attainment of profitable commercial operations in Peru.

10. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

March 31, 2005	Income (Loss)	Capital Assets	Identifiable Assets
Canada	$ (481,314)	$ 40,309	$ 526,736
British Virgin Islands	(222)	-	49,239
Peru	(32,413)	27,785	2,092,043
Total	$ (513,949)	$ 68,094	$ 2,668,018

11. Subsequent Events

Red Property

The Company entered into an agreement with Buffalo Gold Ltd. ("Buffalo") on April 15, 2005 whereby Buffalo may earn a 60% interest in Gitennes' Red Property. Under the terms of the agreement, Buffalo may acquire a 60% interest subject to meeting certain financial obligations that include a first-year commitment to pay $30,000 cash and incur $200,000 in exploration expenditures, with cumulative expenditures totaling $600,000 before April 15, 2007. Thereafter, exploration at Red will be done in joint venture, with Gitennes owning a 40% interest in the project.

After vesting, Buffalo must make annual property payments to the underlying vendor totaling $150,000, and Gitennes will issue the remaining three tranches of shares to the vendor totaling 150,000 shares. Prior to July 15, 2010 the companies must also have met their pro-rata share of scheduled aggregate expenditures totaling approximately $1 million. Upon the joint venture vesting, the Red Project will be encumbered with a 1.5% net smelter returns royalty with a maximum pay-out value of $12 million. The agreement is subject to regulatory approval.

Private Placement

On April 22, 2005, the Company announced that it intends to complete a private placement of between 2,300,000 and 3,400,000 units at a price of $0.45 per unit for gross proceeds of up to $1,530,000. Each unit will be comprised of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $0.55 for a period of twelve months after closing. The expiry date of the warrants may be accelerated if the closing price of the Company's shares exceeds $1.10 for twenty consecutive business days. The private placement is subject to regulatory approval. At the Company's discretion and subject to acceptance by the Toronto Stock Exchange, the Company may pay finder's fees in cash, securities, or a combination thereof.

FORM 51-102F1

INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

FOR GITENNES EXPLORATION INC.

FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2005

May 11, 2005

Management's Discussion and Analysis supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company and the notes thereto for the period ended March 31, 2005. Consequently, the information set forth below should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2005 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information, including audited consolidated financial statements, and the notes thereto, for the year ended December 31, 2004, can be found on SEDAR at www.sedar.com.

Description of the Business

Gitennes Exploration Inc. (the "Company") is in the business of exploring for mineral deposits in Canada and Perú. The Company acquires properties directly by staking or through option agreements with prospectors or other exploration companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

Overview

The Company's primary focus is the exploration for gold and silver deposits in Perú, followed by copper, gold and other base metals in Canada. During the quarter ending March 31, 2005, the Company continued its pre-drilling field work at the Tucumachay project in Central Perú. The Tucumachay project is subject to a letter of intent dated June 30, 2004 with Inmet Mining Corp. During the year ending December 31, 2004, the Company's 50% affiliate, Minera Corimalqui S.A. ("Corimalqui"), completed a second drilling programme at the Urumalqui property in northern Perú. There was no field activity at Urumalqui during the quarter ending March 31, 2005, the time given over instead to reporting and project planning. Also during the year ending December 31, 2004 the Company undertook field work, including drilling, at its Red Property in Northern BC. There was no field work at the Red Property during the first quarter of 2005. Elsewhere in Canada during the year ending December 31, 2004, the Company undertook fieldwork at the Badger and Esten properties. The Company elected to discontinue exploration on the Bear/Badger, Esten and Garden-Obonga properties and on that portion of the Fox Property subject to the "Fox Option Agreement", and did not exercise the respective options. Expenditures incurred on these properties were written-off as of December 31, 2004 (see "*Results of Operations*").

During the quarter ending March 31, 2005, the Company issued two news releases:

March 17, 2005: Technical update on Tucumachay and Urumalqui projects.
March 31, 2005: Board appointment.

Overall Performance

Unless noted otherwise, all figures are in Canadian dollars.

The Company's cumulative resource property costs to March 31, 2005 were $2,351,061, which is up from the cumulative balance of $2,156,366 as at December 31, 2004. The increase for the period includes current additions of $194,695 in expenditures, $166,039 of which was incurred on the Tucumachay property (see "*Results of Operations*").

The Company recorded a loss of $513,949 for the period ended March 31, 2005. The loss includes the Company's normal operating and administrative expenses of $197,391 plus non-cash stock-based compensation expense of $305,929 for the quarter (see *"Results of Operations"*).

Financial Data for the Last Eight Quarters

Three Months Ended	Mar 31, 2005	Dec 31, 2004	Sept 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sept 30, 2003	Jun 30, 2003
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Income (loss) before Extraordinary items	(513,949)	(225,071)	(306,534)	(1,404,041)	226,733	157,938	(180,754)	1,508,579
Net income (loss)	(513,949)	(225,071)	(306,534)	(1,404,041)	226,733	157,938	(180,754)	1,508,579
Income (loss) per share	(0.02)	(0.01)	(0.01)	(0.04)	0.01	0.01	(0.01)	0.05

The Company has no operating source of revenue; however, from time to time it may sell its interests in mineral properties. In addition to the normal expenses associated with its exploration and administrative activities, the Company recorded the following infrequent or non-recurring transactions that produced significant variances in its operating results:

During the quarter ended June 30, 2003, the Company recorded a gain of $1,893,988 on the sale of its interest in the Rio Blanco property. As part of the sale proceeds of Rio Blanco, the Company received shares of the purchaser, which it later sold resulting in gains of $497,277 and $431,267 for the quarters ending December 31, 2003 and March 31, 2004 respectively. During the quarter ended June 30, 2004, the Company recorded a write-down of $957,364 upon abandoning the Bear/Badger, Garden-Obonga properties in Ontario, and the claims of the Fox project (British Columbia) that were subject to an option agreement. Additional significant items include non-cash stock-based compensation of $228,736 and $305,929 recorded in the quarters ending June 30, 2004 and March 31, 2005 respectively.

After factoring in the effect of these transactions, the operating results remain reasonably consistent among the quarters presented.

Results of Operations

Expenses

A summary of the Company's significant expense items for the quarter is as follows:

	Period ended March 31	
	2005	**2004**
Audit, accounting, legal & professional fees	$33,803	$38,609
Filing, transfer fees & investor relations	$76,144	$38,918
Office rent, utilities & miscellaneous	$28,303	$27,283
Salaries & benefits	$51,887	$58,255
Stock option compensation	$305,929	$Nil
General exploration	$14,450	$9,674
Foreign exchange loss (gain)	($3,276)	$23,531

Audit, accounting, legal and professional fees to March 31, 2005 are consistent with those of the prior period.

Filing, transfer fees and investor relations expenses to March 31, 2005 are higher than those for the same quarter in 2004. The increase for the 2005 quarter is due to the increasing costs related to the preparation and filing of forms, reports and shareholder materials as required to meet the Company's continuing disclosure obligations. Also during the quarter ending March 31, 2005 the Company engaged in more investor relations activities than in the comparative quarter, including a one-day booth at the Cordilleran Round-up in Vancouver and an open house during the Prospectors and Developers Convention in Toronto. Office rent, utilities and miscellaneous costs for the quarter ending March 31, 2005 are consistent with the comparative quarter.

Salaries and benefits for the period ending March 31, 2005 are consistent with the same quarter in the prior year.

General exploration expenses fluctuate from quarter to quarter depending upon the time spent by employees and consultants on project development and reconnaissance, which is a function of the status of the Company's own resource properties. General exploration costs were lower for the 2004 quarter compared to the quarter ending March 31, 2005 due to the increased off-property reconnaissance conducted in Peru in 2005.

The Company maintains significant portions of its cash reserves in American dollars. The declining foreign exchange losses reported for the quarters ending March 31, 2003 and 2004 reflect both the increase in the value of the Canadian dollar compared to the United States dollar and the reduction of US cash held by the Company over the past three years.

Properties

The Company has five mineral projects in Perú and two mineral projects in Canada. Work is supervised by J. Blackwell, P.Geo, and J. Foster, P.Geo., qualified persons as defined in National Instrument 43-101. Selected expenditure information on the Company's main projects is as follows:

Property		Three months March 31, 2005	Twelve months December 31, 2004	Twelve months December 31, 2003
Urumalqui	Acquisition	-	-	66,754
	Exploration	15,865	204,450	438,237
	Cumulative	748,903	733,038	528,588
La Chivona	Acquisition	-	-	35,563
	Exploration	-	13,839	111,372
	Cumulative	160,774	160,774	146,935
Rio Seco	Acquisition	-	-	-
	Exploration	883	6,893	146,723
	Cumulative	259,088	258,205	251,312
Tucumachay	Acquisition	-	400,000	-
	Exploration	166,039	103,805	-
	Cumulative	669,844	503,805	-
Fox	Acquisition	-	-	-
	Exploration	-	14,287	6,741
	Write-down	-	(556,536)	-
	Cumulative	55,354	55,354	597,603
Red	Acquisition	-	44,306	-
	Exploration	11,394	339,716	-
	Cumulative	395,416	384,022	-

Urumalqui Property

The Urumalqui property is a joint venture between the Company and Meridian Gold Inc., through a 50% interest in it's affiliate Minera Corimalqui. It is located in north-central Perú about 70 km east of the port city of Trujillo. Gitennes' share of cumulative expenditures to March 31, 2005 is $748,903.

During the second quarter of 2004, contractors acting on behalf of Minera Corimalqui completed all agreements with local landowners and communities and the Company obtained its required drill permits. Drilling began during the third quarter of 2004 and was completed December 2004. During the quarter ending March 31, 2005 the Company completed a detailed compilation of its 2004 results, and devoted time and manpower to reporting and project planning.

La Chivona Property

The Company has a 100% interest in La Chivona, located in north-coastal Perú. There was minimal exploration activity on the property during the reporting period. Cumulative expenditures to March 31, 2005 were $160,774.

Rio Seco Property

The property is located in coastal, central Perú. There was no field exploration activity on the property during the reporting period, however some time was spent re-evaluating the exploration possibilities given the strong demand for molybdenum. Cumulative expenditures to March 31, 2005 were $259,088.

Lapidem Property

The property is located 55 km east of Trujillo in the Andes Mountains. No geological exploration occurred during the year ending December 31, 2004, nor during the quarter ending March 31, 2005.

Tucumachay Property

The property is located in the Andes Mountains of central Peru. On June 30, 2004 the Company signed a letter-of-intent with Inmet Mining Corp. ("Tucumachay Agreement"), under the terms of which the Company has an option to earn an interest in the property. During the year ending December 31, 2004 the Company conducted orientation, or early-stage soil geochemical and rock sampling programmes at the property, as well as geophysical surveys. During the first quarter of 2005, the Company commenced pre-drilling activities including the establishment of a 16-man tent camp, and the start of a programme of detailed mapping, rock sampling, soil sampling for geochemical analyses, and prospecting. Surface sampling results are favourable, indicating the occurrence of gold mineralization at a number of locations on the property, and the likelihood of additional discoveries.

Cumulative exploration expenditures to March 31, 2005 were $669,844. This includes $400,000 in acquisition costs recorded during the year ended December 31, 2004 upon the issuance of 1,000,000 shares from treasury with a deemed value of $0.40 per share, as required by the terms of the Tucumachay Agreement.

Fox Property

The Company owns outright and intends to explore further certain claims in British Columbia (South Fox). These claims are adjacent to the southern portion of the property that the Company had under option in 2004, which the Company wrote off in 2004. During the year ending December 31, 2004, the Company undertook geological mapping and geochemical surveys on the South Fox property. There was no work done on the property in the current quarter. Cumulative expenditures on these retained claims to March 31, 2005 were $55,354.

Red Option

During the year ending December 31, 2004, the Company entered into an option agreement with respect to the Red claims, a copper-gold prospect located in north-central British Columbia. During 2004, the Company undertook a programme of geophysical surveys, geological mapping, core drilling and geochemical surveys on the property. During the quarter ended March 31, 2005 the Company and its consultants completed a series of reports on the project and planned the 2005 field campaign. Cumulative expenditures to March 31, 2005 are $395,416, which include the cost of acquisition. Subsequent to March 31, 2005, the Company signed an option agreement with an unrelated exploration company in respect of the Red property (see "*Subsequent Events*").

Liquidity

The Company's cash and cash equivalents decreased by $366,920 during the quarter ending March 31, 2005, which is due to uses of cash in operating and exploration activities for the period. As at March 31, 2005, cash and cash equivalents totalled $196,729 compared to $563,649 at December 31, 2004. Working capital as at March 31, 2005 totalled $157,578 compared to $559,282 at December 31, 2004.

The Company has no long-term debt, capital lease or purchase obligations, and its only operating leases are with respect to office premises. In Vancouver, the Company has a three-year lease on office and storage space that expires on October 21, 2005 at a monthly fee of $2,115 plus operating expenses. In Lima, Perú, the Company's affiliates lease office space for US$1,150 per month on a rental agreement that is renewed annually in November.

Capital Resources

As at the date hereof, the Company has met the current terms of its option agreement on the Red property, as well as its joint venture obligation in respect of the Urumalqui property. The Company has significant expenditure requirements to meet if it elects to earn its interest in the Red and Tucumachay properties; therefore, the Company will have to raise additional funds during 2005 in order to meet the future terms of its option agreements (see *"Subsequent Events"*).

Related Party Transactions

During the period, the Company incurred $18,000 (2004 - $7,534) in legal fees to a law firm in which a director of the Company is a partner. Accounts payable and accrued liabilities includes $19,422 (December 31, 2004 - $1,603) payable to this firm.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at March 31, 2005 and the date hereof, the number of issued and outstanding common shares was 30,972,831 (35,273,831 on a diluted basis).

The Company has a fixed stock option plan. As at March 31, 2005, there were 3,380,000 stock options granted to directors and officers of the Company and its affiliates, and 570,000 stock options granted to employees or long-term contractors, for a total of 3,950,000 as follows:

Options Outstanding	Exercise Price	Expiry Date
900,000	$0.15	October 1, 2007
370,000	$2.80	March 30, 2008
520,000	$0.13	May 4, 2008
750,000	$0.355	April 21, 2009
180,000	$0.40	July 21, 2009
550,000	$0.46	March 31, 2010
80,000	$0.30	November 10, 2010
400,000	$0.40	March 9, 2011
200,000	$0.47	March 18, 2015
3,950,000		

Critical Accounting Estimates

Stock-based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate stock-based compensation.

Changes in Accounting Policies

There were no changes or adoptions of new significant policies in the quarter.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and amounts due from a joint venture partner. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that the fair value of these instruments approximates their carrying values.

At March 31, 2005 the Company held currency totalling US$162,907, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

Risk and Uncertainties

The business of exploration and mining is risky and there is no assurance that current exploration programmes will eventually result in profitable mining operations. The recoverability of money spent on the resource properties is dependent upon various factors. These include actually discovering a potentially economic mineral deposit and then transforming the deposit into ore reserves through a series of stringent technical programmes. Following upon this is the ability of the Company to obtain all necessary financings to complete the development of a property and place it into commercial production. The Company must also raise funds for corporate and administrative expenses. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many of which have greater financial resources and experience. Metal prices are volatile and cannot be controlled.

The Company has no mining operations and its mineral projects are at an early stage. It is therefore exposed to many risks common to comparable companies, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

The interim consolidated financial statements for the period ending March 31, 2005 have been prepared on the basis of accounting principles applicable to a going concern. The assumption is that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Excepting the quarters ending March 31, 2004 and December 31, 2003, the Company has consistently reported operating losses. The Company has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding will be available to further explore and develop its mineral property projects, or to cover the overhead costs necessary to maintain a public company.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities. It does maintain some funds in US dollar accounts until such time as the funds are drawn upon.

The government of Perú has implemented a royalty scheme on mining operations. The Company believes that this royalty does not impact significantly on operations at this stage of the Company's development.

Subsequent Events

Red Property

Gitennes has entered into a letter of intent ("LOI") with Buffalo Gold Ltd. ("Buffalo") whereby Buffalo may earn a 60% interest in Gitennes' Red Project. The Red Project is held under option by Gitennes (GIT news release dated June 23, 2004).

Under the terms of the LOI, Buffalo may acquire a 60% interest subject to meeting certain financial obligations that include a first-year commitment to pay $30,000 cash and spend $200,000, and a second-year option to make cumulative expenditures totaling $600,000. Thereafter exploration at Red will be done in joint venture, with Gitennes owning a 40% interest in the project.

After vesting, Buffalo must make yearly property payments to the underlying vendor totaling $150,000, and Gitennes will issue the remaining three tranches of shares to the vendor. This will total 150,000 shares, issued annually between now and July 15, 2008. Prior to July 15, 2010 the companies must also have met their pro-rata share of scheduled aggregate expenditures totaling approximately $1 million. Upon the joint venture vesting, the Red Project will be encumbered with a 1.5% net smelter returns royalty with a maximum pay-out value of $12 million. The agreement is subject to regulatory approval.

Private Placement

On April 22, 2005 the Company announced that it intended to complete a private placement of between 2,300,000 and 3,400,000 units at a price of $0.45 per unit for gross proceeds of up to $1,530,000. Each unit will be comprised of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $0.55 for a period of 12 months after closing. The expiry date of the warrants may be accelerated if the closing price of the Company's shares exceeds $1.10 for twenty consecutive business days. The private placement is to accredited investors only, and is subject to regulatory approval. The securities issued in this placement will be subject to a four-month hold period. The Company further advised that insiders expressed interest in subscribing for up to 10% of the proposed placement.

At the Company's discretion and subject to acceptance by the Toronto Stock Exchange, the Company may pay finder's fees payable in cash or securities or a combination thereof.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.

Additional Information

The Company's publicly filed documents are available on the Company's website or on SEDAR at www.sedar.com.

Cautionary Note

Certain statements included herein constitute "forward-looking statements". Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or of the mining industry to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. There can be no assurance that such statements will prove accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. All current and subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

CORPORATE INFORMATION

OFFICERS AND DIRECTORS

Jerry D. Blackwell	President & Director
Kerry Spong	Chief Financial Officer
James R. Foster	Vice-President
Lyle R. Hepburn	Director & Corporate Secretary
Edmund T. Kimura	Director
Kenneth Booth	Director
Victor A. Tanaka	Director

TRANSFER AGENT

Computershare Trust Company of Canada
Toronto, ON. Canada

AFFILIATED COMPANIES IN PERU

Gitennes Exploraciones de Perú S.A.
Tel. +511-242-4065

EXECUTIVE OFFICE

2390 - 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada

Tel:	604-682-7970
Fax:	604-682-7903
website	www.gitennes.com

CAPITALIZATION

As at March 31, 2005

Shares Authorized:	Unlimited
Issued Capital:	30,972,631

COUNSEL

Beach, Hepburn LLP
Barristers and Solicitors
Toronto, ON. Canada

AUDITORS

Staley, Okada & Partners
Vancouver, BC. Canada

ANNEX A

List of Documents published between January 1, 2005 and September 30, 2005

A Japanese Language Documents

1. Announcement of Plant Engineering business to become a subsidiary dated January 31, 2005 (Press release)
   (Exhibit 1, Summary English translation attached)

2. Flash financial results of the third quarter (on consolidated and non-consolidated basis) dated February 4, 2005 (Press release)
   (Exhibit 2, Summary English translation attached)

3. Announcement of Director to change dated February 17, 2005 (Press release)
   (Exhibit 3, Summary English translation attached)

4. Extraordinary Report of resignation from representative director, which was filed with the Ministry of Finance dated April 1, 2005
   (Exhibit 4, Summary English translation attached)

5. Revision of the Outlook for Cash Dividend and Performance of the Parent Company for Fiscal Year ended April 21, 2005 (Press release)
   (Exhibit 5, Summary English translation attached)

6. Flash financial results for the year ended March 31, 2005 (on consolidated and non-consolidated basis) dated April 28, 2005 (Press release)
   (Exhibit 6, Summary English translation attached)

7. Notice of General Meeting of Shareholders dated June 6, 2005
   (Exhibit 7, Summary English translation attached)

8. Resolutions of General Meeting of Shareholders dated June 28, 2005
   (Exhibit 8, Summary English translation attached)

9. Annual Business Report to the Shareholders
   (Exhibit 9, Summary English translation attached)

10. Annual Securities Report dated June28, 2005 which was filed with the Ministry of Finance describing the Company's capital, management, business, financial statements for the year ended March31, 2005 and other matters concerning the Company
    (Exhibit 10, Summary English translation attached)

11. Flash financial results of the first quarter (on consolidated and non-consolidated basis) dated July 29, 2005 (Press release)
    (Exhibit 11, Summary English translation attached)

B ENGLISH LANGUAGE DOCUMENT

12. Annual Report for the year ended March 31, 2005
    (Exhibit 12)

EXHIBIT 1

Kawasaki Report

川崎重工業株式会社 www.khi.co.jp 広報室 (東京) Tel. (03) 3435-2130
(神戸) Tel. (078) 371-9531

NO.2004092　　　　2005 年 1 月 31 日

各　位

会 社 名　　川崎重工業株式会社
代表者名　　取締役社長　田﨑　雅元
（コード番号 7012　東京①　大阪①　名古屋①）
問合せ先　　広報室
室長　渡辺　健治
(TEL. 03-3435-2130)

会社分割によるプラント事業の分社化のお知らせ

当社は、本日開催の取締役会において、２００５年４月１日をもって、当社のプラント事業を会社分割し、その事業を当社１００％子会社「川重プラント株式会社」（以下、川重プラント）に承継することを決定し、分割契約書を締結しましたのでお知らせします。

１．会社分割の目的

当社のプラント事業は、１９６０年代より、製鉄・セメント・化学・発電等の分野で社会資本や産業基盤の整備に資する事業として世界的に展開し、当社の中核事業の一翼を担ってきました。しかしながら、ここ数年は国内外での熾烈な価格競争に晒され、業績の低迷を余儀なくされています。

当社はプラント事業について、２０００年１１月に策定した中期経営計画の中で「構造改革事業」と位置付け、製品の見直しや人員規模の縮小等の構造改革を進めてきましたが、厳しい市場環境にあって、同事業の事業基盤を安定化させるためには、より一層の抜本的な構造改革の推進が必要であると判断し、同事業を分社独立させることを決定しました。

プラント事業の分社独立会社(以下、新会社)は、分社独立を通じて、事業の選択と集中を加速し、収益性が高く競争優位にある製品に絞り込んで事業運営を行うとともに、今後成長の見込める環境保全・リサイクル分野での新製品投入・市場開拓に経営資源を重点配分することとし、これと併行して、分社独立によって機動的な事業運営と効率的な経営を追求することで同事業の体質転換を図り、安定した経営基盤を早期に構築することを目指します。

当社は新会社に対して、営業・技術・資金を含む経営支援を行い、川崎重工グループとしての総合力の発揮に努め、グループ全体の企業価値を一層高めてまいります。

２.会社分割の要旨

（１）分割の日程

２００５年１月３１日　分割契約書承認取締役会
２００５年１月３１日　分割契約書調印
２００５年４月１日　　分割期日・分割登記

(2)分割方式

①分割方式

当社を分割会社とし、川重プラントを承継会社とする吸収分割であり、同社が本分割に際して発行する株式の総数を当社に割り当てる物的分割です。

なお、当社は本分割に当たり、産業活力再生特別措置法第１２条の６の適用を受け、商法第３７４条の２２第１項に定める簡易分割により株主総会の承認を得ないで本分割を行います。

②当分割方式を採用した理由

当社プラント部門の分社化と川重プラントの一体化によるプラント事業全体の抜本的な構造改革を効率的に行うため、上記分割方式を採用しました。

なお、川重プラントは分割期日をもって、商号を「カワサキプラントシステムズ株式会社」に変更します。

(3)株式の割当

川重プラントが本分割に際して発行する株式は、普通株式９９，２００株であり、その全てを当社に割り当てます。

(4)川重プラントが承継する権利義務

①資産、負債およびこれに付随する権利義務

プラント事業に関する資産、負債およびこれに付随する権利義務を承継します。

②雇用契約

プラント事業に主として従事する従業員との間の雇用契約を承継します。

(5)債務の履行の見込み

当社および新会社が負担すべき債務については、確実に履行できると判断しています。

３．新会社の概要

(1)商　　号	カワサキプラントシステムズ株式会社 (英文社名 Kawasaki Plant Systems, Ltd.)
(2)事業内容	各種プラントの設計、製造、据付、修理および販売
(3)本店所在地	兵庫県神戸市中央区
(4)代表者	取締役社長　林 敏和
(5)役　　員	取締役会長　佐伯 武彦 〈新任〉 取締役社長　林　 敏和 常務取締役　渡辺 善行 〈新任〉 城後 澄和 〈新任〉 取締役　田島 英一 〈新任〉 森田 新平 〈新任〉 豊田 正治 藤井 修一 山中 秀一 〈新任〉
	監査役　斎藤 勝 〈新任〉 伴　 俊作 〈新任〉 富田 健司 〈新任〉 (注)〈新任〉の取締役および監査役は、本分割に際して新たに就任する取締役および監査役である。

(6)資　本　金	５０億円
(7)発行株式数	１００千株
(8)株主資本	約１００億円（分割時見込み）
(9)総　資　産	約６２０億円（分割時見込み）
(10)売　上　高	約６００億円（２００６年度見込み）
(11)従業員数	約７００人（分割時見込み）

4．分割当事会社の概要

２００４年３月３１日現在

	分割会社	承継会社
(1)商　　号	川崎重工業株式会社	川重プラント株式会社
(2)事業内容	船舶、鉄道車両、土木建設機械、破砕機、航空機、ｼﾞｪｯﾄｴﾝｼﾞﾝ、汎用ｶﾞｽﾀｰﾋﾞﾝ、原動機、各種ﾌﾟﾗﾝﾄ･産業機械、ﾎﾞｲﾗ、環境装置、鋼構造物、二輪車、四輪ﾊﾞｷﾞｰ車(ATV)、産業用ﾛﾎﾞｯﾄなどの製造･販売等	各種ﾌﾟﾗﾝﾄ・産業機械の製造・販売等、3D-CAD 配管設計ｼｽﾃﾑ・電装制御設計・ｺﾝﾋﾟｭｰﾀｰｿﾌﾄｳｪｱの製作、ﾌﾟﾗﾝﾄの梱包・輸送
(3)設立年月日	１８９６年(明治２９年)１０月１５日	１９８３年４月１日
(4)本店所在地	兵庫県神戸市中央区	兵庫県神戸市中央区
(5)代　表　者	取締役社長　田崎　雅元	取締役社長　林　敏和
(6)資　本　金	８１，４２７百万円	４０百万円
(7)発行済株式数	１，４４３，３９４千株	８００株
(8)株主資本	１６４，１６０百万円	３０百万円
(9)総　資　産	８７０，６２８百万円	４，８１５百万円
(10)決　算　期	３月３１日	３月３１日
(11)従業員数	１０，９３７人	１５１人
(12)主要取引先	仕入先：住友商事(株)、双日(株) 販売先：防衛庁、住友商事(株)	仕入先：鴻池運輸(株) 販売先：川崎重工業(株)
(13)大株主および持株比率	1. 日本トラスティ･サービス信託銀行(株)(信託口)　６．０９％ 2. みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託　３．９７％ 3. 日本マスタートラスト信託銀行(株)(信託口)　３．９６％ 4. 川崎重工業従業員持株会　３．９０％ 5. 日本生命保険(相)　３．６９％	川崎重工業(株)　１００％
(14)主要取引銀行	(株)みずほコーポレート銀行、 (株)三井住友銀行、(株)東京三菱銀行	(株)みずほコーポレート銀行

(15)当事会社の関係		
	資本関係	承継会社は分割会社の１００％子会社である。
	人的関係	分割会社から役員・従業員を派遣している。
	取引関係	分割会社は承継会社の主要販売先である。

(16)最近３決算期の業績

①分割会社

決　算　期	２００２年３月期	２００３年３月期	２００４年３月期
売上高(百万円)	９１４，６１６	８９４，７１５	７８２，５５０
営業利益(百万円)	２５，２５８	１６，３３５	１７，５１５
経常利益(百万円)	１２，０２１	７，４３７	１０，７３０
当期純利益(百万円)	７，８６３	６，０５７	６，９０８
1株当たり当期純利益(円)	５．６５	４．３３	４．７８
1株当たり配当金(円)	―	２	２
1株当たり株主資本(円)	１０２．２６	１０５．３４	１１３．７９

②承継会社

決　算　期	２００２年３月期	２００３年３月期	２００４年３月期
売上高(百万円)	９，９９３	１０，４１８	９，２８３
営業利益(百万円)	△１４１	９	１６
経常利益(百万円)	△１４６	△７	８
当期純利益(百万円)	△１４５	７	△１
1株当たり当期純利益(円)	△１８１，５９４	８，４４３	△１，４８８
1株当たり配当金(円)	―	―	―
1株当たり株主資本(円)	３０，３６３	３８，８０６	３７，３１８

５．分割する事業部門の内容

（１）プラント部門の内容

各種プラントの設計、製造、据付、修理および販売

（２）プラント部門の２００４年３月期における経営成績

（単位：百万円）

	プラント部門（ａ）	当社実績（ｂ）	比率（ａ／ｂ）
売　上　高	９３，２４１	７８２，５５０	１１．９％

（３）譲渡資産、負債の項目および金額（分割時見込み）

（単位：億円）

項　目	金　額	項　目	金　額
流　動　資　産	５２０	流　動　負　債	４５０
固　定　資　産	７０	固　定　負　債	４０
資　産　合　計	５９０	負　債　合　計	４９０

６．分割後の当社の状況

（１）商号、事業内容、本店所在地、代表者、資本金および決算期

いずれも分割による変更はありません。

（２）業績に与える影響

新会社は、当社１００％の連結子会社であるため、連結業績に与える影響はありません。

以　上

EXHIBIT 1

Kawasaki

January 2005

Kawasaki's Plant Engineering Business to Become a Subsidiary

The Board of Directors of Kawasaki Heavy Industries, Ltd. (KHI), decided at its meeting on January 31, 2005, to set up the Company's plant engineering business as a wholly owned subsidiary, Kawasaki Plant Systems, Ltd. on April 1, 2005.

On April 1, 2005, Kawasaki Plant Engineering Co., Ltd., already a wholly owned subsidiary of KHI, will merge with KHI's plant engineering business and be renamed Kawasaki Plant Systems, Ltd. The new company will operate with a streamlined range of products that demonstrate high profitability and competitive leadership. Additionally, it will accelerate the process of achieving greater selectivity and focus in its operations by concentrating corporate resources in product development and marketing in the highly promising fields of environmental preservation and recycling. The new company will also pursue greater management agility and efficiency by capitalizing on its independent corporate organization.

KHI's plant engineering business has since the 1960s played a key role in the upgrading of social and industrial infrastructure around the world in such areas as steel, cement, chemicals, and electric power generation. In light of weakened earnings over the past few years due to heated price competition both in Japan and overseas, KHI has restructured its plant engineering business under its medium-term business plan established in November 2000. The set-up of Kawasaki Plant Systems is aimed at accelerating these policies, with the goals of enhancing the operating structure of the business in the face of a harsh market environment and rapidly establishing a stabler business base.

KHI will provide management support—including business opportunities, technology, and funds—to the new company. Simultaneously, KHI will implement policies that fully demonstrate the collective strength of the KHI Group, with the aim of further increasing the corporate value of the Group as a whole.

Overview of New Company

(1) Name	Kawasaki Plant Systems, Ltd.	
(2) Business	Design, construction, installation, maintenance, and sales of various types of plants	
(3) Headquarters	Chuo-ku, Kobe, Hyogo Prefecture, Japan	
(4) Representative	President and Representative Director Toshikazu Hayashi	
(5) Directors	Chairman:	Takehiko Saeki
	President:	Toshikazu Hayashi
	Managing Directors:	Yoshiyuki Watanabe
		Sumikazu Jogo
	Directors:	Eiichi Tajima
		Shimpei Morita
		Syouji Toyoda
		Shuichi Fujii
		Shuichi Yamanaka
	Auditors:	Masaru Saito
		Shunsaku Dan
		Kenji Tomida

(1) Name	Kawasaki Plant Systems, Ltd.
(2) Business	Design, construction, installation, maintenance, and sales of various types of plants
(3) Headquarters	Chuo-ku, Kobe, Hyogo Prefecture, Japan
(4) Representative	President and Representative Director Toshikazu Hayashi
(5) Directors	Chairman: Takehiko Saeki President: Toshikazu Hayashi Managing Directors: Yoshiyuki Watanabe, Sumikazu Jogo Directors: Eiichi Tajima, Shimpei Morita, Syouji Toyoda, Shuichi Fujii, Shuichi Yamanaka
	Auditors: Masaru Saito, Shunsaku Ban, Kenji Tomida
(6) Capital	¥5.0 billion
(7) Shares Outstanding	100,000 shares
(8) Shareholders' Equity	Approx. ¥10.0 billion (projection for April 1, 2005)
(9) Total Assets	Approx. ¥62.0 billion (projection for April 1, 2005)
(10) Annual Sales	Approx. ¥60.0 billion (projection for fiscal year ending March 31, 2007)
(11) Employees	Approx. 700 (projection for April 1, 2005)

(Note)
KHI will carry out the separation without submitting the scheme for approval at the General Meeting of Shareholders due to the fact that the separation will be effected in accordance with Article 12-6 of the Law on Special Measures for Industrial Revitalization and Article 374, Chapter 22, Paragraph 1 of the Commercial Code of Japan. Under this scheme, Kawasaki Plant Engineering Co., Ltd., the successor corporation, will newly issue 99,200 shares of common stock and allot all of them to KHI, the partitioning company, in exchange for acquiring KHI's plant engineering business. KHI decided to adopt this scheme with the aim of reforming its plant engineering business more effectively and decisively by consolidating its operations with Kawasaki Plant Engineering. On the date of the separation (April 1, 2005), Kawasaki Plant Engineering's name will be changed to Kawasaki Plant Systems, Ltd.

 Return to Business Activities

 Return to Home Page

EXHIBIT 2

Kawasaki Report

川崎重工業株式会社　www.khi.co.jp　広報室（東京）Tel.（03）3435-2130
（神戸）Tel.（078）371-9531

NO.2004094　　2005年2月4日

平成１７年３月期第３四半期　財務・業績の概況（連結）

川崎重工は、平成17年３月期第３四半期（平成16年４月１日～平成16年12月31日）財務・業績の概況について、つぎのとおりお知らせいたします。

連結

（単位　億円）

	当第３四半期 （平成16年 ４月 １日～平成16年12月31日）	前第３四半期 （平成15年 ４月 １日～平成15年12月31日）	（参考） 前期 （平成15年４月 １日～平成16年３月31日）
受　注　高	8,589	－	12,267
売　上　高	8,197	7,757	11,602
営業利益	111	－	222
経常利益	114	－	121
税引前当期純利益	135	－	112
当期純利益	68	－	63
１株当たり当期純利益	4.74円	－円	4.37円
総　資　産	11,996	－	11,569
株主資本	1,950	－	1,901

（注）　前第３四半期においては売上高のみの開示を行ったため、売上高以外の前第３四半期実績は記載しておりません。



平成17年３月期 第３四半期 財務・業績の概況　(連結)

平成 17年 2月 4日

上　場　会　社　名　川崎重工業株式会社　　上場取引所 東① 大① 名①

コード番号　7012　(URL　http://www.khi.co.jp/)

代　表　者　役職名　取締役社長　氏 名　田﨑　雅元　　本社所在都道府県　兵庫県

問合せ先責任者　役職名　財務経理部長　氏 名　髙尾　光俊

問合せ先窓口　広報室　TEL (03) 3435 - 2130

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：　有
　法人税等の計上基準については、簡便な手続によっております。
②最近連結会計年度からの会計処理方法の変更の有無：　有　(詳細は添付資料４ページ参照)
③連結及び持分法の適用範囲の異動の有無　：　有
　連結子会社数　99社　(新規) ２社　(除外) ４社
　持分法適用関連会社数　16社　(新規) ２社　(除外) ２社
④公認会計士又は監査法人による関与の状況　：　無

２．平成17年３月期第３四半期 財務・業績の概況（平成 16年 ４月 １日 ～ 平成 16年 12月 31日）

(1)経営成績（連結）の進捗状況

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
17年3月期第3四半期	819,747	5.6	11,161	-	11,466	-	6,840	-
16年3月期第3四半期	775,703	-	-	-	-	-	-	-
(参考)16年3月期	1,160,252		22,249		12,140		6,332	

	１株当たり四半期（当期）純利益	潜在株式調整後１株当たり四半期(当期) 純利益
	円　銭	円　銭
17年3月期第3四半期	4.74	4.22
16年3月期第3四半期	-	-
(参考)16年3月期	4.37	4.22

(注1) 売上高におけるパーセント表示は、対前第３四半期増減率です。
(注2) 前第３四半期においては売上高のみの開示を行ったため、売上高以外の前第３四半期実績及び増減率は記載しておりません。

[経営成績（連結）の進捗状況に関する定性的情報等]

当第３四半期のわが国経済は、企業収益の回復を背景とした設備投資の増加や、中国向けをはじめとした輸出の拡大等により緩やかながらも回復基調で推移しました。しかしながら、公共投資は依然として低迷しており、鋼材をはじめとした素材価格の上昇や円高傾向など、当グループの事業環境は厳しい状況が続いております。

このような経営環境の下で、当グループの当第３四半期の連結業績は、受注高は8,589億円、売上高は8,197億円を計上しました。利益については、経常利益は114億円となりました。

当グループの事業特性として、上半期に比べ下半期に完成する工事の割合が大きく、官公庁案件などを中心に特に第４四半期に売上の計上が集中する傾向があります。

(2)財政状態（連結）の変動状況

	総　資　産	株　主　資　本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円　銭
17年3月期第3四半期	1,199,627	195,072	16.2	135.23
16年3月期第3四半期	－	－	－	－
(参考)16年3月期	1,156,904	190,175	16.4	131.82

（注）当第３四半期より財政状態の開示を行っているため、前第３四半期実績は記載しておりません。

3．平成17年３月期の連結業績予想（ 平成 16年 4月 1日 ～ 平成 17年 3月 31日 ）

	売　上　高	経　常　利　益	当　期　純　利　益
	百万円	百万円	百万円
通　　期	1,260,000	16,000	10,000

（参考）１株当たり予想当期純利益（通期）　6 円 93 銭

[連結業績予想に関する定性的情報等]

平成17年３月期の業績予想については、プラント部門で想定を上回る工事コスト・調達コストの増加などにより採算が悪化しておりますが、その他の部門において改善が見込め、全体としては概ね計画どおりに推移していることから、経常利益・当期純利益とも前回（11月２日）公表値を達成できる見通しです。

本資料に記載されている業績予想につきましては、現時点で入手可能な情報に基づき判断したものです。従いまして、実際の業績は様々な要因の変化により、記載の予想と異なる結果となることがあります。そのような要因としては、当グループを取り巻く政治・経済情勢、為替相場の変動、及び国内外の各種規制等が挙げられます。

要約連結損益計算書

（単位　百万円）

科目	当第３四半期 （平成16年４月１日から 平成16年12月31日まで）	前第３四半期 （平成15年４月１日から 平成15年12月31日まで）	（参考） 前期 （平成15年４月１日から 平成16年３月31日まで）
Ⅰ 売上高	819,747	775,703	1,160,252
Ⅱ 売上原価	715,351	-	998,416
売上総利益	104,395	-	161,835
Ⅲ 販売費及び一般管理費	93,233	-	139,585
営業利益	11,161	-	22,249
Ⅳ 営業外収益	8,636	-	7,162
1. 受取利息及び受取配当金	(2,605)	-	(3,475)
2. 持分法による投資利益	(637)	-	(941)
3. その他	(5,393)	-	(2,745)
Ⅴ 営業外費用	8,331	-	17,272
1. 支払利息	(4,745)	-	(7,273)
2. その他	(3,586)	-	(9,998)
経常利益	11,466	-	12,140
Ⅵ 特別利益	2,240	-	1,267
Ⅶ 特別損失	153	-	2,165
税金等調整前四半期（当期）純利益	13,552	-	11,241
法人税、住民税及び事業税	6,076	-	16,604
法人税等調整額	-	-	△ 11,889
少数株主利益	636	-	195
四半期（当期）純利益	6,840	-	6,332

（注1）当第３四半期の特別利益は固定資産売却によるものです。

（注2）当第３四半期の特別損失は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものです。

（注3）前第３四半期においては売上高のみの開示を行ったため、売上高以外の前第３四半期実績は記載しておりません。

連結剰余金計算書

（単位　百万円）

科　　目	当第３四半期 （平成16年４月１日から 平成16年12月31日まで）	前第３四半期 （平成15年４月１日から 平成15年12月31日まで）	（参考） 前期 （平成15年４月１日から 平成16年３月31日まで）
（資本剰余金の部）			
Ⅰ　資本剰余金期首残高	31,388	－	24,682
Ⅱ　資本剰余金増加高	1	－	6,705
1.　自己株式処分差益	(　1)	(　－)	(　0)
2.　株式交換に係る新株発行に伴う増加高	(　－)	(　－)	(　6,705)
Ⅲ　資本剰余金四半期末（期末）残高	31,389	－	31,388
（利益剰余金の部）			
Ⅰ　利益剰余金期首残高	80,468	－	77,069
Ⅱ　利益剰余金増加高	6,840	－	6,332
1.　四半期（当期）純利益	(　6,840)	(　－)	(　6,332)
Ⅲ　利益剰余金減少高	3,242	－	2,933
1.　配　当　金	(　2,885)	(　－)	(　2,780)
2.　役　員　賞　与	(　38)	(　－)	(　71)
3.　連結子会社の会計期間変更による減少高	(　221)	(　－)	(　－)
4.　そ　の　他	(　96)	(　－)	(　80)
Ⅳ　利益剰余金四半期末（期末）残高	84,066	－	80,468

（注１）当第３四半期の役員賞与は、連結子会社の役員に係るものです。

（注２）前第３四半期においては、売上高のみの開示を行ったため、売上高以外の前第３四半期実績は記載しておりません。

要約連結貸借対照表

（単位　百万円）

科目	当第３四半期 (平成16年12月31日現在)	前期 (平成16年3月31日現在)	(参考) 前第３四半期 (平成15年12月31日現在)
（資産の部）			
Ⅰ 流動資産	847,140	799,480	-
1. 現金及び預金	44,315	43,064	-
2. 受取手形及び売掛金	344,803	365,376	-
3. たな卸資産	386,869	335,064	-
4. その他	76,872	62,700	-
貸倒引当金	△ 5,721	△ 6,725	-
Ⅱ 固定資産	352,486	357,424	-
1. 有形固定資産	244,925	248,922	-
2. 無形固定資産	14,677	15,881	-
3. 投資その他の資産	97,314	96,720	-
貸倒引当金	△ 4,430	△ 4,100	-
資産合計	1,199,627	1,156,904	-
（負債の部）			
Ⅰ 流動負債	709,321	677,538	-
1. 支払手形及び買掛金	302,077	286,116	-
2. 短期借入金	160,581	168,651	-
3. 前受金	117,879	110,900	-
4. コマーシャルペーパー	20,000	-	-
5. 1年内償還社債	29,609	20,000	-
6. その他	79,172	91,869	-
Ⅱ 固定負債	290,811	285,335	-
1. 社債及び長期借入金	210,391	210,819	-
2. 退職給付引当金	69,790	63,758	-
3. その他	10,629	10,758	-
負債合計	1,000,132	962,874	-
少数株主持分	4,421	3,854	-
（資本の部）			
Ⅰ 資本金	81,427	81,427	-
Ⅱ 資本剰余金	31,389	31,388	-
Ⅲ 利益剰余金	84,066	80,468	-
Ⅳ その他有価証券評価差額金	14,102	13,265	-
Ⅴ 為替換算調整勘定	△ 15,799	△ 16,283	-
Ⅵ 自己株式	△ 114	△ 91	-
資本合計	195,072	190,175	-
負債、少数株主持分及び資本合計	1,199,627	1,156,904	-

（注）　前第３四半期においては売上高のみの開示を行ったため、売上高以外の前第３四半期実績は記載しておりません。

会計処理方法の変更について

(1) 収益の計上基準

従来、当社は、工事進行基準の適用範囲について「工期１年超、請負金額50億円以上（の請負工事)」としておりましたが、当連結会計期間より「工期１年超、請負金額 30 億円以上（の請負工事)」に変更しております。この変更は、上半期に比べ下半期に、また下半期でも第３四半期に比べ第４四半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものです。当該変更に伴い、従来と同一の方法によった場合と比べ、売上高が 28,731 百万円、営業利益・経常利益・税金等調整前四半期純利益が 3,085 百万円それぞれ増加しております。

(2) 一部連結子会社の仮決算の実施について

当連結会計期間より、9月 30 日を第３四半期決算日とする㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、及び Kawasaki Motors Europe N.V. 他２社については、第３四半期連結決算日において仮決算を実施した上連結することに変更しました。なお、３ヶ月分の損益は利益剰余金で調整しております。この変更は、証券取引所の要請により四半期業績の開示をしたことを契機に期間損益の適正化を図り、開示の透明性を向上するために行ったものです。当該変更に伴い、利益剰余金が 221 百万円減少しております。

〈参考〉

事業の種類別セグメント
受注・販売および営業損益の状況（連結）

＜受 注 高＞ （単位 百万円）

事業の種類別セグメント	当第３四半期（平成16年４月１日から平成16年12月31日まで）		前第３四半期（平成15年４月１日から平成15年12月31日まで）		前期（平成15年４月１日から平成16年３月31日まで）	
	金　額	構成比%	金　額	構成比%	金　額	構成比%
船　　舶	139,659	16.2	－	－	123,756	10.0
車　　両	114,819	13.3	－	－	153,399	12.5
航 空 宇 宙	77,292	8.9	－	－	216,201	17.6
ガスタービン・機械	116,808	13.5	－	－	129,986	10.5
プラント・環境・鉄構	76,599	8.9	－	－	156,145	12.7
汎　用　機	243,654	28.3	－	－	318,325	25.9
そ　の　他	90,119	10.4	－	－	128,913	10.5
合　　計	858,953	100.0	－	－	1,226,727	100.0

（注1）前第３半期においては、売上高のみの開示を行ったため、売上高以外の前第３四半期実績は記載しておりません。

（注2）汎用機事業については主として見込み生産を行っていることから、受注高は売上高と同額として表示しております。

＜売 上 高＞ （単位 百万円）

事業の種類別セグメント	当第３四半期（平成16年４月１日から平成16年12月31日まで）		前第３四半期（平成15年４月１日から平成15年12月31日まで）		前期（平成15年４月１日から平成16年３月31日まで）	
	金　額	構成比%	金　額	構成比%	金　額	構成比%
船　　舶	64,255	7.8	67,875	8.7	94,938	8.1
車　　両	108,089	13.1	89,081	11.4	120,597	10.3
航 空 宇 宙	122,223	14.9	117,075	15.0	173,783	14.9
ガスタービン・機械	96,856	11.8	101,938	13.1	136,468	11.7
プラント・環境・鉄構	95,465	11.6	74,312	9.5	191,411	16.4
汎　用　機	243,654	29.7	236,541	30.4	318,325	27.4
そ　の　他	89,201	10.8	88,878	11.4	124,727	10.7
合　　計	819,747	100.0	775,703	100.0	1,160,252	100.0

（注1）売上高は外部顧客に対する売上高です。

（注2）従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としておりましたが、当中間連結会計期間より、「工期１年超、請負金額30億円以上（の請負工事）」に変更しております。当該変更に伴い、従前の適用範囲に拠った場合と比べて、売上高が「航空宇宙事業」について13,664百万円、「ガスタービン・機械事業」について3,764百万円、「プラント・環境・鉄構事業」について11,303百万円それぞれ増加しております。

＜営業損益＞ （単位 百万円）

事業の種類別セグメント	当第３四半期（平成16年４月１日から平成16年12月31日まで）	前第３四半期（平成15年４月１日から平成15年12月31日まで）	前期（平成15年４月１日から平成16年３月31日まで）
	金　額	金　額	金　額
船　　舶	709	－	△ 2,360
車　　両	5,922	－	4,322
航 空 宇 宙	3,119	－	4,243
ガスタービン・機械	234	－	4,536
プラント・環境・鉄構	△ 11,813	－	1,219
汎　用　機	9,144	－	7,249
そ　の　他	3,845	－	3,039
合　　計	11,161	－	22,249

（注1）営業損益のセグメント間精算額は「その他」に含めて表示しております。

（注2）前第３四半期においては、売上高のみの開示を行ったため、売上高以外の前第３四半期実績は記載しておりません。

（注3）前述の工事進行基準の適用範囲変更に伴い、従前の適用範囲に拠った場合と比べて、営業損益が「航空宇宙事業」について1,324百万円、「ガスタービン・機械事業」について272百万円、「プラント・環境・鉄構事業」について1,489百万円それぞれ好転しております。

EXHIBIT 2





February 4, 2005

(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES

FLASH CONSOLIDATED FINANCIAL RESULTS OF THE THIRD QUARTER (Unaudited)

For nine months ended December 31, 2004 and 2003 and one year ended March 31, 2004

Operating results

	Millions of yen			Thousands of U.S. dollars
	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	% **Change**	*Nine months ended Dec. 31, 2004*
Net sales	¥ **819,747**	¥ 775,703	**+6%**	*$ 7,867,054*
Operating income (loss)	**11,162**	-	-	*107,121*
Net income (loss)	**6,840**	-	-	*65,643*
Net income (loss) per share (Yen)	**4.7**	-		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of December 31, 2004	¥ **1,199,627**	¥ **195,072**	**16%**
As of March 31, 2004	1,156,904	190,175	16%
As of December 31, 2004	*$ 11,512,735*	*$ 1,872,092*	–

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of December 31, 2004	¥ 135.2	**1,442,404**
As of March 31, 2004	131.8	1,442,542
As of December 31, 2004	*$ 1.30*	–

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2005	¥ 1,260,000	¥ 10,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥104.2=$1, the rate prevailing as of December 31, 2004, solely for the convenience of the readers.

3. There is no previous information compared with that of this third quarter other than "Net sales", because we disclosed only "Net sales" for the last third quarter.

4. Effective April 1, 2004, Kawasaki Heavy Industries, Ltd. (the "Company") changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥ 3,000 million. Previously, it had been applied to long-term contracts exceeding ¥ 5,000 million.

The Company made this change in accounting policy for appropriate periodic accounting of profit and loss, by expanding the range of application of the percentage-of-completion method.

As a result of this change, net sales increased ¥28,731 million ($ 275.729 thousand). Operating income and income before income taxes and minority interests increased ¥ 3,085 million ($ 29.607 thousand) respectively, compared with the amounts which would have been recognized under the previous method of accounting.

5. Effective April 1, 2004, the Company changed the accounting periods for consolidation of five subsidiaries (Kawasaki Motors Japan Ltd., Kawasaki Motors Corp.,U.S.A., Kawasaki Motors Europe N.V., and the other two subsidiaries) from 12 months ending December 31 to March 31 to improve transparency and quality of consolidated financial statements.

The effect of this change was to decrease the Company's retained earnings as of the beginning of this fiscal year by ¥ 222 million ($ 2,131 thousand).

This financial results of the third quarter include the accounts of these five subsidiaries as of December 31, 2004.

(Consolidated)

Condensed Consolidated Balance Sheets

As of December 31 and March 31, 2004

	Millions of yen		Thousands of U.S. dollars
	As of Dec. 31, 2004	As of Mar. 31, 2004	*As of Dec. 31, 2004*
Assets :			
Current assets :			
Cash on hand and in banks	¥ **44,315**	¥ 43,064	*$ 425,288*
Receivables, less allowance	**356,130**	376,807	*3,417,754*
Inventories	**386,870**	335,064	*3,712,764*
Other current assets	**59,825**	44,545	*574,136*
Total current assets	**847,140**	799,480	*8,129,942*
Investments and long-term loans less allowance :	**78,008**	77,839	*748,637*
Net property, plant and equipment :	**244,925**	248,922	*2,350,528*
Intangible and other assets :	**29,554**	30,663	*283,628*
Total assets	¥ **1,199,627**	¥ 1,156,904	*$ 11,512,735*
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ **210,191**	¥ 188,652	*$ 2,017,188*
Payables	**302,078**	286,117	*2,899,021*
Advances from customers	**117,879**	110,900	*1,131,276*
Other current liabilities	**79,173**	91,870	*759,818*
Total current liabilities	**709,321**	677,539	*6,807,303*
Long-term liabilities :			
Long-term debt, less current portion	**210,392**	210,819	*2,019,117*
Others	**80,420**	74,516	*771,785*
Total long-term liabilities	**290,812**	285,335	*2,790,902*
Minority interests	**4,422**	3,855	*42,438*
Shareholders' equity :			
Common stock	**81,427**	81,427	*781,449*
Capital surplus	**31,389**	31,388	*301,238*
Retained earnings	**84,067**	80,469	*806,785*
Net unrealized gains on securities	**14,103**	13,266	*135,345*
Foreign currency translation adjustments	**(15,799)**	(16,283)	*(151,621)*
Treasury stock	**(115)**	(92)	*(1,104)*
Total shareholders' equity	**195,072**	190,175	*1,872,092*
Total liabilities and shareholders' equity	¥ **1,199,627**	¥ 1,156,904	*$ 11,512,735*

Condensed Consolidated Statements of Operations

For nine months ended December 31, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars
	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	**% Change**	*Nine months ended Dec. 31, 2004*
Net sales	¥ **819,747**	¥ 775,703	**+6%**	*$ 7,867,054*
Cost of sales	**715,352**	—		*6,865,183*
Gross profit	**104,395**	—		*1,001,871*
Selling, general and administrative expenses	**93,233**	—		*894,750*
Operating income (loss)	**11,162**	—	-	*107,121*
Other income (expenses) :				
Interest and dividend income	**2,605**	—		*25,000*
Equity in income of unconsolidated subsidiaries and affiliates	**637**	—		*6,113*
Interest expense	**(4,745)**	—		*(45,537)*
Other, net	**3,894**	—		*37,370*
Income (loss) before income taxes and minority interests	**13,553**	—	-	*130,067*
Income taxes	**(6,076)**	—		*(58,311)*
Minority interests in net loss (income) of consolidated subsidiaries	**(637)**	—		*(6,113)*
Net income (loss)	¥ **6,840**	¥ —	-	*$ 65,643*

(Consolidated)

Net sales, orders and operating income (loss) by industry segment

For nine months ended December 31, 2004 and 2003

	Millions of yen				% Change	Thousands of U.S. dollars
	Nine months ended Dec. 31, 2004		Nine months ended Dec. 31, 2003			*Nine months ended Dec. 31, 2004*
Net sales :						
Shipbuilding	¥ 64,256	(8%)	¥ 67,875	(9%)	-5%	$ 616,660
Rolling Stock, Construction Machinery & Crushing Plant	108,090	(13%)	89,082	(12%)	+21%	1,037,332
Aerospace	122,224	(15%)	117,075	(15%)	+4%	1,172,975
Gas Turbines & Machinery	96,856	(12%)	101,939	(13%)	-5%	929,520
Plant & Infrastructure Engineering	95,465	(12%)	74,312	(10%)	+28%	916,171
Consumer products & Machinery	243,655	(30%)	236,541	(30%)	+4%	2,338,340
Other	89,201	(10%)	88,879	(11%)	0%	856,056
Total	¥ 819,747	(100%)	¥ 775,703	(100%)	+6%	$ 7,867,054

	Millions of yen				% Change	Thousands of U.S. dollars
	Nine months ended Dec. 31, 2004		Nine months ended Dec. 31, 2003			*Nine months ended Dec. 31, 2004*
Orders :						
Shipbuilding	¥ 139,660	(16%)	¥ —		—	$ 1,340,307
Rolling Stock, Construction Machinery & Crushing Plant	114,819	(13%)	—		—	1,101,910
Aerospace	77,293	(9%)	—		—	741,775
Gas Turbines & Machinery	116,808	(14%)	—		—	1,120,998
Plant & Infrastructure Engineering	76,600	(9%)	—		—	735,125
Consumer products & Machinery	243,655	(28%)	—		—	2,338,340
Other	90,118	(11%)	—		—	864,856
Total	¥ 858,953	(100%)	¥ —		—	$ 8,243,311

	Millions of yen		Thousands of U.S. dollars
	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	*Nine months ended Dec. 31, 2004*
Operating income (loss) :			
Shipbuilding	¥ 709	¥ —	$ 6,804
Rolling Stock, Construction Machinery & Crushing Plant	5,923	—	56,843
Aerospace	3,120	—	29,942
Gas Turbines & Machinery	234	—	2,246
Plant & Infrastructure Engineering	(11,814)	—	(113,378)
Consumer products & Machinery	9,144	—	87,754
Other	3,846	—	36,910
Total	¥ 11,162	¥ —	$ 107,121

EXHIBIT 3

Kawasaki

2005年2月17日

代表取締役の異動および取締役の異動について

川崎重工は、2005年2月17日開催の取締役会において、下記のとおり代表取締役の異動および取締役の異動を内定いたしましたのでお知らせします。
なお、正式決定は、本年6月下旬開催予定の定時株主総会後の取締役会において行う予定です。

記

□異動の内容

1. 代表取締役の異動（4月1日付）

・代表取締役副社長 大橋 忠晴（おおはし ただはる） ［現 代表取締役常務］
・代表取締役副社長 寺崎 正俊（てらさき まさとし） ［現 代表取締役常務］
・取締役 西村 正（にしむら ただし） ［現 代表取締役副社長］
・取締役 佐伯 武彦（さえき たけひこ） ［現 代表取締役副社長］

2. 代表取締役の異動（6月下旬実施予定）

※［ ］内は2005年4月1日現在の役位または役職名

・代表取締役会長 田崎 雅元（たざき まさもと） ［現 代表取締役社長］
・代表取締役社長 大橋 忠晴（おおはし ただはる） ［現 代表取締役副社長］

3. 新任代表取締役候補者（6月下旬実施予定）

※［ ］内は2005年4月1日現在の役位または役職名

・代表取締役常務 野口 二郎（のぐち じろう） ［執行役員 経営企画部長］
・代表取締役常務 瀬川 雅司（せがわ まさし） ［執行役員 車両カンパニープレジデント］

4. 退任予定取締役（6月下旬実施予定）

・取締役 西村 正（にしむら ただし） 顧問就任予定
・取締役 佐伯 武彦（さえき たけひこ） シニア・ストラテジック・アドバイザー（特別顧問）就任予定
・取締役 前田 卓也（まえだ たくや） 嘱託就任予定
・取締役 田所 修一（たどころ しゅういち） 株式会社川崎造船 会長就任予定

前へ戻る

Kawasaki

February 2005

Directors to Change

TOKYO (February 17, 2005) — Based on decisions made at the Board Meeting held today, Kawasaki Heavy Industries, Ltd. (the "Company"), announced that effective April 1, 2005, the following representative directors will be appointed to the following positions.

Tadaharu Ohashi, Senior Executive Vice President *
(currently Senior Vice President *)

Masatoshi Terasaki, Senior Executive Vice President *
(currently Senior Vice President *)

Tadashi Nishimura, Director
(currently Senior Executive Vice President *)

Takehiko Saeki, Director
(currently Senior Executive Vice President *)

The Board of Directors of the Company also decided at its meeting held today that effective in late June 2005, the following representative directors will be appointed to the following positions and the following directors will resign subject to the approval at the Shareholders' General Meeting to be held in late June 2005. At this meeting, the Company will propose that Jiroh Noguchi and Masashi Segawa, currently executive officers, be elected as new directors.

Masamoto Tazaki, Chairman *
(currently President *)

Tadaharu Ohashi, President *
(Senior Executive Vice President * +)

Jiroh Noguchi, Senior Vice President *
(Executive Officer

Senior Manager, Corporate Planning Department
+)

Masashi Segawa, Senior Vice President *
(Executive Officer
President, Rolling Stock, Construction Machinery
& Crushing Plant Company +)

* Representative director
+ Title effective April 1, 2005

Retiring Directors

Tadashi Nishimura
Advisor ++

Takehiko Saeki
Senior Management Advisor ++

Takuya Maeda

Shuichi Tadokoro
Chairman, Kawasaki Shipbuilding Corporation ++

++ Title effective in late June 2005


Return to Business Activities
Return to Home Page

EXHIBIT 4

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成17年4月1日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　田　﨑　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078) 682－5001 (大代表)
【事務連絡者氏名】	財務経理部副部長　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 (神戸クリスタルタワー)
【電話番号】	(078) 371－9551
【事務連絡者氏名】	財務経理部副部長　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 (東京都港区浜松町２丁目４番１号 (世界貿易センタービル)) 川崎重工業株式会社関西支社 (大阪市北区堂島浜２丁目１番29号 (古河大阪ビル)) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号)

1 【提出理由】

当社の代表取締役に異動がありましたので、証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

（1）代表取締役の氏名、職名、生年月日および所有株式数

①代表取締役でなくなる者

氏名	旧職名	生年月日	所有株数
西村　正	取締役副社長 代表取締役	昭和13年１月４日生	49千株
佐伯　武彦	取締役副社長 代表取締役	昭和12年８月８日生	210千株

（2）異動年月日

平成17年４月１日

以上

EXHIBIT 4

EXHIBIT 4

(Summary Translation)

Extraordinary Report of resignation from representative director, which was filed with the Ministry of Finance dated April 1, 2005

\- - - - - - - - - - - - - -

The following representative directors resigned from the title as of April 1, 2005

Tadashi Nishimura (currently Senior Executive Vice President)

Takehiko Saeki (currently Senior Executive Vice President)

Kawasaki Report

川崎重工業株式会社 www.khi.co.jp 広報室 (東京) Tel. (03) 3435-2130 (神戸) Tel. (078) 371-9531

NO. 2005005　　2005 年 4 月 21 日

各　　位

会社名　川崎重工業株式会社
代表者名　取締役社長　田﨑 雅元
コード番号　7012 東京① 大阪① 名古屋①
問合せ先責任者　財務経理部長　髙尾　光俊
問合せ先窓口　広報室（TEL 03-3435-2130)

平成17年３月期 配当予想の修正および単独業績予想に関するお知らせ

川崎重工は、平成17年３月期（平成16年４月１日～平成17年３月31日）の配当予想の修正および単独業績予想について、下記のとおりお知らせします。

記

１．期末配当予想の修正

当社は、将来の成長に備え収益力と経営基盤の強化・充実を図るため、内部留保の充実に配慮しつつ、株主の皆様へ安定的な配当を継続することを基本方針としています。

今般、当該方針を踏まえ業績予想および内部留保等を総合的に勘案した結果、平成 17 年３月期の期末配当を増額し、１株当たり２円 50 銭とする方針としました。

なお、本件は来る平成 17 年６月下旬開催の定時株主総会に提案する予定です。

前回予想（平成 16 年 11 月２日公表）	2 円 00 銭
今回修正予想	2 円 50 銭
（ご参考）前期の１株当たり配当金実績	2 円 00 銭

２．単独業績予想

平成 17 年３月期の単独通期業績は、主として固定費削減・コストダウン他、収益改善諸施策の効果により、以下のとおりとなる予想です。

（単位：百万円，％）

	売上高	経常利益	当期純利益
前回予想　(A) （平成 16 年 11 月２日公表）	890,000	11,000	7,000
今回予想　(B)	876,200	11,300	7,900
増減額　(B－A)	△13,800	300	900
増減率	△1.5%	2.7%	12.8%
（ご参考） 前期（平成 16 年３月期）実績	782,550	10,730	6,908

※ なお、連結業績についても前回予想（平成16年11月2日公表）からの好転が見込まれますが、現在集計作業中であり、4月28日公表の予定です。

（ご参考）

連結業績 前回予想（平成16年11月2日公表）

売上高	1,260,000百万円
経常利益	16,000百万円
当期純利益	10,000百万円

以　上

EXHIBIT 5

FOR RELEASE: April 21, 2005

Notice Concerning Revision of the Outlook for Cash Dividend and the outlook for Performance of the Parent Company for Fiscal Year ended March 31, 2005

Kawasaki Heavy Industries, Ltd.(KHI) today has announced revision of the outlook for cash dividend and the outlook for performance of the parent company for fiscal year ended March 31, 2005 as follows.

1. Revision of the Outlook for Cash Dividend for Fiscal Year

The basic dividend policy of KHI is to pay stable cash dividends to its shareholders, giving due attention to increasing retained earnings in order to strengthen and enhance profitability and its business foundation for future growth.
On this policy, in consideration of the improved outlook for performance and the expectation of retained earnings to this effect as well, KHI intends to increase a cash dividend to ¥2.50 per common share for fiscal year ended March 31,2005.
This cash dividend is to be proposed to the Annual General Meeting of Shareholders that will be held in late June, 2005.

Previous forecast announced on November 2,2004	¥2.00
Revised forecast announced today	¥2.50
Previous year (reference)	¥2.00

2. The Outlook for Performance of the Parent Company

Due to mainly the effects of cost reduction including fixed cost cuts and implementation of some measures to enhance profitability, KHI currently forecasts performance of the parent company as follows.

(Millions of yen, %)

	Net sales	Net income
Previous forecast announced on November 2, 2004(A)	890,000	7,000
Current forecast announced today (B)	876,200	7,900
Change (B)−(A)	(13,800)	900
% Change	(1.5%)	12.8%
Results for previous year (reference)	782,550	6,908

* KHI also expects increase of income compared to the previous forecast regarding consolidated performance, and its official announcement will be made on April 28, 2005.

【for reference only 】 (Millions of yen)

	Net sales	Net income
Previous consolidated forecast announced on November 2, 2004	1,260,000	10,000

- End of document-

EXHIBIT 6

Kawasaki Report

川崎重工業株式会社　www.khi.co.jp　広報室（東京）Tel.（03）3435-2130 （神戸）Tel.（078）371-9531

NO. 2005007　　　　　2005 年 4 月 28 日

平成１７年３月期　決算短信（連結）

川崎重工は、平成 17 年 3 月期決算（平成 16 年 4 月 1 日～平成 17 年 3 月 31 日）について、つぎのとおりお知らせいたします。

■平成 17 年 3 月期決算概要

連結決算

（単位：億円）

	当連結会計年度（17 年 3 月期）	前連結会計年度（16 年 3 月期）	増　減
受　注　高	13,018	12,267	751
売　上　高	12,415	11,602	813
営 業 利 益	247	222	24
経 常 利 益	210	121	89
税金等調整前当期純利益	205	112	93
当期純利益	114	63	51
１株当たり当期純利益	7.92 円	4.37 円	3.55 円
総　資　産	11,944	11,569	375
株 主 資 本	2,014	1,901	112
営業活動によるｷｬｯｼｭﾌﾛｰ	714	428	286
投資活動によるｷｬｯｼｭﾌﾛｰ	△ 177	△ 258	81
フリーキャッシュフロー	537	169	367
財務活動によるｷｬｯｼｭﾌﾛｰ	△ 518	△ 355	△ 162

単独決算

（単位：億円）

	当事業年度（17 年 3 月期）	前事業年度（16 年 3 月期）	増　減
受　注　高	8,707	8,158	548
売　上　高	8,762	7,825	936
営 業 利 益	100	175	△ 74
経 常 利 益	113	107	6
税引前当期純利益	110	109	0
当期純利益	79	69	10
１株当たり当期純利益	5.47 円	4.78 円	0.69 円
１株当たり配当金	2.50 円	2.00 円	0.50 円
[illegible]	[illegible]	[illegible]	[illegible]


FASF

平成 17年 3月期　決算短信（連結）

平成 17年 4月 28日

上場会社名　川崎重工業株式会社　上場取引所 東① 大① 名①
コード番号　7012　(URL http://www.khi.co.jp/)
代表者　役職名 取締役社長　氏名 田﨑 雅元　本社所在都道府県 兵庫県
問合せ先責任者　役職名 財務経理部長　氏名 高尾 光俊
問合せ先窓口　広報室 TEL (03) 3435 - 2130
決算取締役会開催日　平成 17年 4月 28日
米国会計基準採用の有無　無

1. 17年 3月期の連結業績（平成16年4月1日 ～ 平成17年3月 31日）

(1)連結経営成績　(金額は百万円未満切り捨て)

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
17年3月期	1,241,591	7.0	24,744	11.2	21,044	73.3
16年3月期	1,160,252	△ 6.4	22,249	△ 27.1	12,140	△ 25.3

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
17年3月期	11,478	81.2	7.92	6.81	5.8	1.7	1.6
16年3月期	6,332	△ 51.3	4.37	4.22	3.4	1.0	1.0

(注)①持分法投資損益　17年 3月期　505 百万円　16年 3月期　941 百万円
②期中平均株式数（連結）　17年 3月期 1,442,514,779 株　16年 3月期 1,442,617,420 株
③会計処理の方法の変更　有（詳細は21ページ）
④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
17年3月期	1,194,472	201,464	16.8	139.64
16年3月期	1,156,904	190,175	16.4	131.82

(注)期末発行済株式数（連結）　17年 3月期 1,442,359,068 株　16年 3月期 1,442,541,609 株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
17年3月期	71,422	△ 17,714	△ 51,839	44,385
16年3月期	42,810	△ 25,868	△ 35,544	42,375

(4)連結範囲及び持分法の適用に関する事項
連結子会社数 99 社　持分法適用非連結子会社数 0 社　持分法適用関連会社数 16 社

(5)連結範囲及び持分法の適用の異動状況
連結（新規）3 社 （除外）5 社　持分法（新規）2 社 （除外）2 社

2. 18年 3月期の連結業績予想（ 平成17年4月1日 ～ 平成18年3月31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	590,000	3,000	1,000
通期	1,270,000	22,000	14,000

(参考)1株当たり予想当期純利益（通期）　9円70銭

※上記業績予想に関する事項は、補足資料12～13ページを御覧ください。

1. 企業集団の状況

当グループは、当社、子会社103社及び関連会社30社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでおります。なお、これらの７事業区分は事業の種類別セグメントの区分と同一であります。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなります。

[主な事業内容]

船舶事業

船舶等の製造・販売

車両事業

鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売

航空宇宙事業

航空機等の製造・販売

ガスタービン・機械事業

ジェットエンジン、汎用ガスタービン、原動機等の製造・販売

プラント・環境・鉄構事業

産業機械、ボイラ、環境装置、鋼構造物等の製造・販売

汎用機事業

二輪車、四輪バギー車（ＡＴＶ）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売

その他事業

油圧機器等の製造・販売、防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

[当社及び主要関係会社の位置付け]

船舶事業

㈱川崎造船（連結子会社）で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（関連会社）が独自に船舶の製造・販売を行っております。

車両事業

当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っております。また、Kawasaki Construction Machinery Corp. of America（連結子会社）が土木建設機械等の製造の一部及び販売を、㈱カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を行なっております。

航空宇宙事業

当社で製造・販売を行っているほか、日本飛行機㈱（連結子会社）が独自に製造・販売ならびに製造の一部分担を行っております。

ガスタービン・機械事業

当社で製造・販売を行っているほか、川重冷熱工業㈱（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、㈱カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を行っております。

プラント・環境・鉄構事業

当社で製造・販売を行っているほか、川重工事㈱（連結子会社）が鋼構造物等の製造・販売を行っております。

汎用機事業

当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ＡＴＶ）、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかがそれぞれ製造しております。また、販売面においては、国内向二輪車ほかを㈱カワサキモータースジャパン（連結子会社）が、国内向産業用ロボットを㈱カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (U.S.A.) Inc.（連結子会社）ほかがそれぞれ販売を行なっております。

その他事業

㈱カワサキプレシジョンマシナリ（連結子会社）が油圧装置の製造・販売を行なっております。更に川重防災工業㈱（関連会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事㈱（連結子会社）ほかが商業を、Kawasaki Heavy Industries (U.S.A.) Inc.、 Kawasaki Heavy Industries (U.K.) Ltd.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っております。また、上記のほか㈱カワサキライフコーポレーション（連結子会社）ほかが商業及び福利施設管理等の諸事業を営んでおります。

以上で述べた事項を事業系統図によって示すと、次頁のとおりであります。

事業系統図

	製造・販売	製造	販売	付帯関連事業
船舶	川崎重工業株式会社	㈱川崎造船 南通中遠川崎船舶工程有限公司		川重神戸サポート㈱
車両	川崎重工業株式会社	Kawasaki Rail Car, Inc. Kawasaki Construction Machinery Corp. of America Kawasaki Motors Manufacturing Corp., U.S.A.	㈱カワサキマシンシステムズ	川重車両コンポ㈱ 川重車両テクノ㈱
航空宇宙	川崎重工業株式会社	日本飛行機㈱		㈱ケージーエム 川重岐阜エンジニアリング㈱
ガスタービン・機械	川崎重工業株式会社	川重冷熱工業㈱（注3）	㈱カワサキマシンシステムズ	
プラント・環境・鉄構	川崎重工業株式会社	川重工事㈱		川崎エンジニアリング㈱ 大阪動力工業㈱
汎用機	川崎重工業株式会社	Kawasaki Motors Manufacturing Corp., U.S.A.	㈱カワサキモータースジャパン ㈱カワサキマシンシステムズ Kawasaki Motors Corp., U.S.A. Kawasaki Motors Europe N.V. Kawasaki Motors Enterprise (Thailand) Co., Ltd. Kawasaki Robotics (U.S.A) Inc.	
その他		㈱カワサキプレシジョンマシナリ Kawasaki Precision Machinery (U.K.) Limited 川重防災工業㈱（注2）		
		（受注仲介） Kawasaki Heavy Industries (U.S.A.) Inc. Kawasaki Heavy Industries (U.K.) Ltd.	（商業） 川重商事㈱	（商業及びその他） ㈱カワサキライフコーポレーション（注5）

(注)1.実線枠は連結子会社、点線枠は持分法関連会社であり、主要な会社のみ記載している。
2.川重防災工業㈱は東証２部および大証２部に上場している。
3.川重冷熱工業㈱はJASDAQに上場している。
4.上記のほか、川崎設備工業㈱は名証２部に上場している。
5.川重不動産㈱、川崎興産㈱および他１社は平成16年４月１日付で合併し、㈱カワサキライフコーポレーションとなった。

2. 経営方針

〔経営の基本方針〕

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としています。

利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を行い株主の期待に応えていくことを基本方針としています。

〔目標とする経営指標〕

目標とする経営指標は、投資家の期待に応える利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ＲＯＩＣ＝（税引前利益 ＋ 支払利息）÷ 投下資本）を採用しています。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の効率化を図ることにより、財務体質の強化も図っていきます。

〔中期的経営戦略〕

現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指しています。

その一環として、事業の選択と集中を進めており、中核事業と位置づけている航空宇宙事業、汎用機事業、育成事業と位置づけている車両事業、ガスタービン・機械事業を中心に経営資源を重点投入し、収益の柱として強化していきます。一方、厳しい国際競争下にある船舶事業、公共投資の低迷をはじめとする厳しい事業環境が続いているプラント・環境・鉄構事業については、構造改革事業と位置づけ、事業構造の改革による収益力の向上を図っています。

また、事業全般にわたって、「質主量従」の経営方針の下、技術やブランドで差別化された製品・サービスの提供や製品のライフサイクル全般を視野に入れたビジネスモデルの変革などを通じて収益力を高めていくことを目指しています。

〔会社の対処すべき課題〕

公共投資の低迷や鋼材をはじめとした素材価格の上昇など厳しい経営環境の中にあって、安定的な収益基盤を確立し、持続的な成長を果たすために、引き続き事業構造の改革や収益力強化のための諸施策を着実に推進していきます。

事業構造の改革という点では、事業の選択と集中という方針のもとで、中核事業と位置付けている汎用機事業では製品競争力の一層の強化に取組んでおり、航空宇宙事業においては、次期固定翼哨戒機・次期輸送機開発などの新規プロジェクトの遂行に取組むとともに新たに参画を決定したボーイング７８７の開発・生産プロジェクトについて重点的な設備投資を行っていきます。また、育成事業と位置付けている車両事業においては、中国在来線高速化向け車両の受注をはじめとして中国での旺盛な需要に対応するため、現地資本である南車四方機車車両有限公司等と設計・エンジニアリング会社を設立するなど、海外における事業運営体制の強化を図っており、ガスタービン・機械事業においては、産業用ガスタービン事業の拡充に取組むとともに、ボーイング７８７への搭載が決定されているロールス・ロイス社の TRENT1000 への開発・生産に向けて設備投資を行っていきます。

一方、構造改革事業と位置付けている船舶事業、プラント・環境・鉄構事業については、抜本的な

構造改革に取組んできています。

この一環として、世界的に熾烈な競争下にあって収益力が低迷し為替変動など大きなリスクを伴なうプラント事業について、本年４月にカワサキプラントシステムズ株式会社として分社いたしました。分社を契機として、競争優位にある製品を中心に事業の選択と集中を徹底し、併せて、分社・独立を通じて経営のフレキシビリティを高め、機動的な事業運営を行うことによって、早期に同事業の収益改善を図ることとしています。

また、公共事業の縮小という経営環境の中で、鉄構事業など官公需ウェイトの高い事業については、引き続き固定費の削減などを通じて損益分岐点の引下げに取組んでいきます。

こうした事業構造の改革に加えて、原材料価格の上昇という事業環境の中で当社の収益力を高めていくために、「質主量従」という経営方針を一層徹底し、当社の技術力を基礎として付加価値の高い差別化された製品・サービスの提供に努めるとともに、固定費や製造コストの削減に引き続き取組んでいきます。

当グループは、このように事業環境の変化に適応すべく、引き続き、事業構造の改革と事業全般にわたる一段の収益力強化に取り組むことにより、持続的成長を目指していきます。

〔コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況〕

当グループは、株主・顧客・従業員・地域社会等のステークホルダー各位に対しても透明性の高い経営を行い、ステークホルダーとの円滑な関係を構築しながら効率的で健全な経営を維持することにより、企業価値を向上させることを、コーポレート・ガバナンスに関する基本的な考え方としています。

当社は、監査役会設置型を採用しており、取締役 11 名が経営戦略の立案と業務執行の監督にあたるとともに、監査役４名（うち社外監査役２名）により監査を行っています。また、経営環境の変化に迅速に対応できる体制とするため、業務執行に関しては、執行役員制の下で、取締役会において選任された執行役員が業務執行を行っています。

業務執行にあたっての基本目標・方針は、取締役会において経営計画を編成するなかで決定され、執行役員会において全執行役員に示達されるとともに、経営計画の実行状況を取締役会において定期的にフォローしています。さらに、重要な経営課題については、社長の諮問機関として代表取締役等で構成する経営会議において重点的に審議し、必要に応じて取締役会に諮ることとしています。

なお、当連結会計年度において当社の取締役及び監査役に支払った報酬は次のとおりです。

（単位　百万円）

区　　分	支　払　額		
	取締役	監査役	計
定款又は株主総会決議に基づく報酬	319	56	375
株主総会決議に基づく退職慰労金	93	19	112
計	412	75	488

監査機能については、監査役が取締役会、執行役員会、および経営会議に出席するとともに、重要書類の閲覧や、代表取締役との定期的会合を始めとして業務および財産の状況の調査等を行い、監査機能の充実を図っています。社外監査役２名は、当社との取引関係等の利害関係はなく、当社の経営に対して中立・客観的な立場で、監査を行っています。さらに、内部監査部門である監査部（８名）が、当グループの経営活動全般における業務執行が、法規ならびに社内ルールに基づいて適切に運用されているか等の監査を定常的に行うなど、内部統制機能の向上を図っています。監査役と監査部は月次で情報交換を行っており、それぞれの監査結果・指摘事項等の情報を共有しています。

会計監査については、当社の会計監査人である、あずさ監査法人の財務諸表監査を受けています。あずさ監査法人の監査の状況、および当連結会計年度において、当社及び連結子会社が監査法人に支払うべき報酬の額とその内訳は次のとおりです。

業務を執行した公認会計士の氏名、所属する監査法人名及び提出会社に係る継続監査年数

あずさ監査法人　　業務執行社員　　中谷 紀之
　　　　　　　　　業務執行社員　　黒崎　寛
　　　　　　　　　業務執行社員　　橘　　和良

なお、継続関与年数については全員７年以内であるため記載を省略しています。

監査業務に係る補助者の構成

公認会計士　　21 名
会計士補　　　 9 名

当社及び連結子会社が監査法人及び公認会計士に支払うべき報酬の額とその内訳

（単位　百万円）

	あずさ監査法人	その他監査法人及び公認会計士
監査契約に基づく監査証明に係る報酬	151	134
それ以外の報酬	－	128

（注）あずさ監査法人の監査証明に係る報酬は、公認会計士法第２条第１項に定めるものである。その他監査法人の報酬は、主に海外子会社におけるものであり、監査証明に係る報酬は財務諸表監査に対するもの、それ以外の報酬は税務に関連した業務に対するものである。

監査役、会計士および監査部は監査計画、監査結果について定期的（３回／年）に情報交換や意見交換を行う他、監査役は会計士監査の一部に立会い相互連携しています。

コンプライアンスについては、企業倫理に関する社内規則を整備し、社内の意識向上を図るなどの取り組みを行っています。具体的には、社長を委員長とし、監査役同席の下で企業倫理委員会を定期的に開催しており、さらにその下部組織としてコンプライアンス委員会を設置し、外部の弁護士を窓口とする「コンプライアンス報告・相談制度」を定め、広く従業員からの相談を、内部の目を気にすることなく受け取る仕組みを構築しています。従業員には全員に「コンプライアンスガイドブック」を配布し、「個々人の倫理観がカワサキブランドのバリューを守り、高めていく」という意識を従業員一人一人が持って行動す

るよう要請しています。さらに、従業員教育の場においてコンプライアンス教育を実施するなど、全社を上げてコンプライアンスに対する意識の向上を図っています。

〔親会社に関する情報〕

該当ありません。

3.経営成績及び財政状態

（1）経営成績

1）当期の連結業績の概況

当期におけるわが国経済は、公共投資の抑制・削減傾向や、所得の伸び悩みによる個人消費の低迷が続き、民間設備投資の増加傾向や株価の上昇など明るい兆しもあったものの、総じて低調に推移しました。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、連結受注高は、プラント・環境・鉄構部門で減少したものの、車両部門およびガスタービン・機械部門が増加し、全体では前期比751億円増の1兆3,018億円となりました。

売上高につきましては、車両事業での大幅増加を主因に、1兆2,415億円と前期を813億円上回りました。

また、利益面につきましては、引き続き経営全般にわたる収益改善諸施策を積極的に推進した結果、経常利益は210億円と前期を89億円上回りました。また、当期純利益は114億円と前期を51億円上回りました。

なお、当期の単独業績につきましては、受注高8,707億円、売上高8,762億円、経常利益113億円、当期純利益は79億円となり、前期から増収増益となりました。

当社は将来の成長に備え収益力と経営基盤の強化･拡充を図るため、内部留保の充実に配慮しつつ、業績に見合った配当を安定的に継続することを基本方針としております。今般、当該方針を踏まえ業績および内部留保等を総合的に勘案した結果、平成17年3月期の配当を当初予定から増額し、1株あたり2円50銭を配当させていただく予定としております。

2）当期の連結セグメント別業績

（単位：億円）

事業種類別セグメント	当期（17年3月期）		前期（16年3月期）		(参考)受注高	
	売上高	営業損益	売上高	営業損益	当期（17年3月期）	前期（16年3月期）
船　　舶	870	10	949	△ 23	1,558	1,237
車　　両	1,717	77	1,205	43	1,783	1,533
航 空 宇 宙	1,882	60	1,737	42	2,147	2,162
ガスタービン･機械	1,413	26	1,364	45	1,626	1,299
プラント･環境･鉄構	1,910	△144	1,914	12	1,264	1,561
汎　用　機	3,384	167	3,183	72	3,384	3,183
そ　の　他	1,236	49	1,247	30	1,253	1,289
合　　計	12,415	247	11,602	222	13,018	12,267

（注）売上高は、外部顧客に対する売上高。営業損益のセグメント間精算額は「その他」に含めて表示。

船舶事業

連結受注高は、ＬＮＧ船５隻、ＬＰＧ船２隻、ばら積み貨物船５隻、ＶＬＣＣ３隻の計 15 隻を受注した結果、全体では 1,558 億円となり、ＬＮＧ船３隻、ばら積み貨物船 13 隻、ＶＬＣＣ３隻の計 19 隻を受注した前期と比べ 320 億円と大幅な増加となりました。

連結売上高は、ＬＮＧ船、ＬＰＧ船、ばら積み貨物船等を売上に計上しましたが、前期比 78 億円減の 870 億円となりました。また、営業利益は、前期 23 億円の営業赤字から 10 億円の黒字に転換しました。

車両事業

連結受注高は、国内向け各種車両では減少しましたが、中国での在来線高速化案件など海外向けが大幅に増加し、全体では前期比 249 億円増の 1,783 億円となりました。

連結売上高は、台湾高速鉄道向け高速車両の納入を中心として輸出が大きく増え、1,717 億円と前期を 511 億円上回りました。また、営業利益は、売上高の増加に伴い前期比 34 億円増の 77 億円となりました。

航空宇宙事業

連結受注高は、前期に次期固定翼哨戒機・次期輸送機の開発プロジェクトの受注があった防衛庁向け受注は減少したものの、民需製品は、ボーイング社向け旅客機分担製造品が増加し、全体では前期並の 2,147 億円となりました。

連結売上高は、防衛庁向け次期固定翼哨戒機及び次期輸送機の開発契約の売上計上が増加したことにより、前期比 144 億円増の 1,882 億円となりました。営業利益は売上高の増加に伴い前期比 18 億円増の 60 億円となりました。

ガスタービン・機械事業

連結受注高は、舶用蒸気タービン主機関や民間航空機用エンジン分担製造品が堅調に推移したため、前期比 327 億円増の 1,626 億円となりました。

連結売上高は、舶用ディーゼル主機関や空力機械の納入が増加し、前期比 48 億円増の 1,413 億円となりましたが、営業利益は、新型ガスタービン初期コスト等の影響もあり前期比 18 億円減の 26 億円となりました。

プラント・環境・鉄構事業

連結受注高は、公共投資抑制の影響で国内での受注が依然として低調であることに加え、前期に産業プラントや発電プラントで大型案件のあった海外でも減少し、1,264 億円と前期を大幅に下回りました。

連結売上高は公共投資抑制の影響により鉄構製品の売上が減少しましたが、海外向けのセメントプラントや化学プラントなど、各種プラントの納入が増加したことにより、前期並の 1,910 億円となりました。営業損益は、プラント部門で工程遅延や追加工事の発生などにより工事コストが予想より大幅に増加したため、144 億円の損失と前期から大幅に悪化しました。

汎用機事業

連結売上高は北米・欧州・アジアの二輪車販売が堅調に推移したことに加え、産業用ロボットの売上も増加したため、前期比 201 億円増の 3,384 億円となりました。営業利益は対米ドル為替レートの悪化があったものの、売上高の増加や販売促進経費の減少などにより、前期比 94 億円増の 167 億円となりました。

その他事業

連結売上高は、前期並の 1,236 億円となりました。営業利益は、中国向けが好調な精機部門が寄与し、固定費削減の効果等により前期比 19 億円増の 49 億円となりました。

（2）財政状態

売上高の増加に伴う営業債権の増加や保有上場株式の値上がりにより、当期末の総資産は前期末比 375 億円増の 1 兆 1,944 億円となりましたが、債権回収の促進やグループＣＭＳの活用など資金効率の向上を進めた結果、借入債務残高は 455 億円減少しました。

連結キャッシュ・フローにつきましては、当期の営業活動において 714 億円の資金の純増となりました。また、投資活動においては、設備投資などにより 177 億円の資金の純減、財務活動では、借入債務の圧縮を進めたことで 518 億円の資金の純減となりました（フリーキャッシュフローは 537 億円の資金の純増）。これらの結果、当期の現金及び現金同等物期末残高は、前期末に比べ 20 億円増加し 443 億円となりました。

（3）平成 18 年３月期の連結業績見通し

公共投資の低迷や素材価格の上昇に加えて円相場の動向など当面厳しい経営環境が継続するものと予想していますが、当社は引き続き安定的経営基盤の確立に向けて収益力の一層の強化を図っていきます。

連結売上高については、前期と比べてプラント・環境・鉄構事業などが減少するものの、船舶事業、航空宇宙事業などにおいて増加が見込まれるため、全体としては約２％増の１兆 2,700 億円となる見通しです。

利益面については，経営全般にわたる収益改善諸施策を強力に推進することにより、連結経常利益は 220 億円、連結当期純利益は 140 億円となる見通しです。

なお、単独業績については、売上高 8,100 億円、経常利益 180 億円、当期純利益 130 億円となる見通しです。

本業績見通しにおける為替レートは、１ドル＝100円、１ユーロ＝130円を前提としております。

〔事業等のリスクについて〕

上記の業績見通しにつきましては、当社が現時点で入手可能な情報に基づき判断したものであり、リスクや不確実性を含んでいます。従いまして、実際の業績は様々な要因の変化により、記載の見通しと異なる結果となることがあります。こうした要因のなかで、上記業績見通しに影響を与える主な外的要因としては次の項目等が考えられます。

① 経済情勢

当グループは、国内はもとより、北米・アジア・欧州をはじめ、世界各地で事業展開しており、それぞれの地域における政治・経済情勢の影響を受けます。例えば個人消費の動向は汎用機事業の販売に影響し、民間設備投資や公共投資の動向は、ガスタービン・機械事業、プラント・環境・鉄構事業の受注に影響します。また航空旅客需要や、海運市況も、航空機事業、船舶事業等に影響を与えます。

また、海外案件においては、紛争・政変等の影響をうける可能性があります。

② 為替レートの変動

当グループの連結売上高に占める海外向け売上高は約50％であり、米国ドル、ユーロ等の外貨建て取引も多く存在します。外貨建て取引については、総原価に占める外貨建てコストの比率を高めるなどの為替変動リスクの軽減を図るとともに、為替動向を考慮しながら機動的な為替予約等のヘッジを行っておりますが、製造工場の大半が国内に立地していることもあり、海外向け売上については為替変動リスクを負っています。

③ 原材料価格の変動

当グループの事業の大半は、大型の個別受注案件であり、受注から納入まで長期にわたるケースが多いため、その間の鋼材をはじめとした原材料価格の変動が、製品の採算に影響を与えるリスクを負っています。

④ 各種規制

事業運営にあたっては、各国・地域の法令・規則等の各種規制にしたがって事業を行っておりますが、予期せぬ変更や新たな適用により、影響を受ける可能性があります。

平成18年3月期業績見通し補足資料

1. 全社見通し

(単位:億円)

	18年3月期見通し		17年3月期実績		増　減		16年3月期実績	
	連結	単独	連結	単独	連結	単独	連結	単独
売上高	12,700	8,100	12,415	8,762	285	△ 662	11,602	7,825
営業損益	280	210	247	100	33	110	222	175
経常損益	220	180	210	113	10	67	121	107
当期純損益	140	130	114	79	26	51	63	69

	18年3月期見通し 連結	18年3月期見通し 単独	17年3月期実績 連結	17年3月期実績 単独	増減 連結	増減 単独	16年3月期実績 連結	16年3月期実績 単独
受注高	13,000	8,000	13,018	8,707	△ 18	△ 707	12,267	8,158
ROIC(税引前)	5.0%		4.8%		0.2%		3.1%	
研究開発費	300	260	268	245	32	15	310	280
設備投資額	420	290	296	185	124	105	415	242
減価償却費	320	180	315	179	5	1	325	180
期末従業員数	28,900	10,000	28,682	10,579	218	△ 579	29,306	10,937
(うち海外従業員)	(6,100)		(5,612)		(488)		(5,349)	

(注)・18年3月期見通し前提為替レート: 100円/US$、130円/ユーロ
・ROIC(税引前)=(税引前損益+支払利息)/投下資本
・設備投資額は有形・無形固定資産の新規計上額、減価償却費は有形・無形固定資産の減価償却実施額
・研究開発費は発生ベース、汎用機の改良研究費を含む。

2. セグメント(部門)別見通し

①連結見通し

(a) 売上損益

(単位:億円)

事業セグメント	18年3月期見通し		17年3月期実績		増　減		16年3月期実績	
	売上高	営業損益	売上高	営業損益	売上高	営業損益	売上高	営業損益
船　舶	1,100	△ 30	870	10	230	△ 40	949	△ 23
車　両	1,600	50	1,717	77	△ 117	△ 27	1,205	43
航空宇宙	2,300	70	1,882	60	418	10	1,737	42
ガスタービン・機械	1,500	40	1,413	26	87	14	1,364	45
プラント・環境・鉄構	1,700	△ 20	1,910	△ 144	△ 210	124	1,914	12
汎用機	3,300	130	3,384	167	△ 84	△ 37	3,183	72
その他	1,200	40	1,236	49	△ 36	△ 9	1,247	30
合　計	12,700	280	12,415	247	285	33	11,602	222

(b) 受注高

(単位:億円)

事業セグメント	18年3月期見通し	17年3月期実績	増減	16年3月期実績
船　舶	1,200	1,558	△ 358	1,237
車　両	1,800	1,783	17	1,533
航空宇宙	2,100	2,147	△ 47	2,162
ガスタービン・機械	1,800	1,626	174	1,299
プラント・環境・鉄構	1,600	1,264	336	1,561
汎用機	3,300	3,384	△ 84	3,183
その他	1,200	1,253	△ 53	1,289
合　計	13,000	13,018	△ 18	12,267

②単独見通し

(a) 売上高・受注高

(単位:億円)

事業セグメント	18年3月期見通し		17年3月期実績		増　減		16年3月期実績	
	売上高	受注高	売上高	受注高	売上高	受注高	売上高	受注高
車　両	1,400	1,100	1,518	1,642	△ 118	△ 542	942	1,220
航空宇宙	2,100	1,900	1,704	1,961	396	△ 61	1,547	1,985
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,400	1,600	1,321	1,527	79	73	1,280	1,225
ﾌﾟﾗﾝﾄ・環境・鉄構	800	1,000	1,858	1,215	△ 1,058	△ 215	1,846	1,517
汎 用 機	2,400	2,400	2,359	2,359	41	41	2,208	2,208
合　計	8,100	8,000	8,762	8,707	△ 662	△ 707	7,825	8,158
輸 出 高	4,200	4,100	4,479	4,648	△ 279	△ 548	3,437	4,081
輸出比率	51.8%	51.2%	51.1%	53.3%			43.9%	50.0%

(b) 輸出売上高・受注高

(単位:億円)

事業セグメント	18年3月期見通し		17年3月期実績		増　減		16年3月期実績	
	売上高	受注高	売上高	受注高	売上高	受注高	売上高	受注高
車　両	950	600	844	1,081	106	△ 481	280	718
航空宇宙	450	550	313	463	137	87	317	294
ｶﾞｽﾀｰﾋﾞﾝ・機械	650	800	518	731	132	69	452	516
ﾌﾟﾗﾝﾄ・環境・鉄構	50	50	779	348	△ 729	△ 298	542	706
汎 用 機	2,100	2,100	2,024	2,024	76	76	1,844	1,844
合　計	4,200	4,100	4,479	4,648	△ 279	△ 548	3,437	4,081

4. 連結財務諸表等

比較連結損益計算書

(単位　百万円)

科　　　目	当連結会計年度 (平成16年４月１日から 平成17年3月31日まで)	前連結会計年度 (平成15年４月１日から 平成16年3月31日まで)	比較増減
Ⅰ 売　上　高	1,241,591	1,160,252	81,339
Ⅱ 売　上　原　価	1,088,218	998,416	89,801
売 上 総 利 益	153,373	161,835	△ 8,462
Ⅲ 販売費及び一般管理費	128,629	139,585	△ 10,956
営 業 利 益	24,744	22,249	2,494
Ⅳ 営 業 外 収 益	11,020	7,162	3,858
1. 受 取 利 息	(2,287)	(2,796)	(△ 508)
2. 受 取 配 当 金	(953)	(679)	(273)
3. 有価証券売却益	(3,774)	(918)	(2,856)
4. 持分法による投資利益	(505)	(941)	(△ 435)
5. 為 替 差 益	(166)	(－)	(166)
6. そ の 他	(3,333)	(1,827)	(1,506)
Ⅴ 営 業 外 費 用	14,720	17,272	△ 2,551
1. 支 払 利 息	(6,295)	(7,273)	(△ 978)
2. 為 替 差 損	(－)	(2,875)	(△ 2,875)
3. そ の 他	(8,424)	(7,123)	(1,301)
経 常 利 益	21,044	12,140	8,904
Ⅵ 特 別 利 益	2,864	1,267	1,597
1. 固定資産売却益	(2,864)	(1,149)	(1,714)
2. 子会社株式売却益	(－)	(117)	(△ 117)
Ⅶ 特 別 損 失	3,345	2,165	1,179
1. 分社に伴う退職給付会計基準変更時差異等一括処理額	(1,315)	(－)	(1,315)
2. 工事費用清算金	(1,824)	(－)	(1,824)
3. 退職給付会計基準変更時差異償却額	(205)	(205)	(0)
4. 事業整理損失	(－)	(754)	(△ 754)
5. 工場閉鎖に係る損失	(－)	(1,206)	(△ 1,206)
税金等調整前当期純利益	20,564	11,241	9,322
法人税、住民税及び事業税	15,868	16,604	△ 735
法人税等調整額	△ 7,373	△ 11,889	4,516
少数株主利益	589	195	394
当期純利益	11,478	6,332	5,146

比較連結剰余金計算書

（単位　百万円）

科　　　　目	当連結会計年度 （平成16年４月１日から 平成17年３月31日まで）	前連結会計年度 （平成15年４月１日から 平成16年３月31日まで）
（資本剰余金の部）		
Ⅰ　資本剰余金期首残高	31,388	24,682
Ⅱ　資本剰余金増加高	1	6,705
1．自己株式処分差益	（　1　）	（　0　）
2．株式交換に係る新株発行に伴う増加高	（　－　）	（　6,705　）
Ⅲ　資本剰余金期末残高	31,389	31,388
（利益剰余金の部）		
Ⅰ　利益剰余金期首残高	80,468	77,069
Ⅱ　利益剰余金増加高	11,478	6,332
1．当期純利益	（　11,478　）	（　6,332　）
Ⅲ　利益剰余金減少高	3,243	2,933
1．配当金	（　2,885　）	（　2,780　）
2．役員賞与	（　38　）	（　71　）
3．連結子会社の会計期間変更による減少高	（　221　）	（　－　）
4．その他	（　98　）	（　80　）
Ⅳ　利益剰余金期末残高	88,703	80,468

比較連結貸借対照表（資産の部）

（単位　百万円）

科目	当連結会計年度 （平成17年３月31日現在）	前連結会計年度 （平成16年３月31日現在）	比較増減
資産の部			
Ⅰ流動資産	837,004	799,480	37,524
1．現金及び預金	44,628	43,064	1,564
2．受取手形及び売掛金	402,254	365,376	36,877
3．たな卸資産	332,333	335,064	△ 2,731
4．繰延税金資産	20,218	19,429	789
5．その他	43,583	43,271	311
貸倒引当金	△ 6,013	△ 6,725	711
Ⅱ固定資産	357,467	357,424	43
1．有形固定資産	243,166	248,922	△ 5,755
(1)建物及び構築物	93,318	92,224	1,093
(2)機械装置及び運搬具	57,260	58,391	△ 1,131
(3)土地	67,997	68,721	△ 723
(4)建設仮勘定	5,126	8,285	△ 3,158
(5)その他	19,462	21,299	△ 1,836
2．無形固定資産	14,773	15,881	△ 1,108
3．投資その他の資産	99,527	92,620	6,907
(1)投資有価証券	65,238	60,199	5,038
(2)長期貸付金	2,514	3,478	△ 963
(3)繰延税金資産	19,259	14,455	4,803
(4)その他	17,173	18,587	△ 1,413
貸倒引当金	△ 4,657	△ 4,100	△ 557
資産合計	1,194,472	1,156,904	37,568

比較連結貸借対照表（負債・資本の部）

（単位　百万円）

科目	当連結会計年度（平成17年３月31日現在）	前連結会計年度（平成16年３月31日現在）	比較増減
負債の部			
Ⅰ流動負債	698,482	677,538	20,943
1. 支払手形及び買掛金	348,388	286,116	62,271
2. 短期借入金	126,996	168,651	△ 41,655
3. 未払法人税等	12,276	12,491	△ 214
4. 繰延税金負債	317	187	129
5. 賞与引当金	13,957	14,288	△ 330
6. 保証工事引当金	2,550	2,155	394
7. 受注工事損失引当金	6,832	5,018	1,814
8. その他	187,162	188,627	△ 1,465
(1)前受金	106,574	110,900	△ 4,326
(2)１年内償還社債	19,609	20,000	△ 391
(3)その他	60,979	57,727	3,251
Ⅱ固定負債	289,835	285,335	4,499
1. 社債	153,677	138,286	15,391
2. 長期借入金	53,601	72,533	△ 18,931
3. 繰延税金負債	1,979	2,035	△ 55
4. 退職給付引当金	72,516	63,758	8,758
5. 役員退職慰労引当金	905	1,142	△ 237
6. その他	7,154	7,580	△ 425
負債合計	988,317	962,874	25,442
少数株主持分	4,690	3,854	835
資本の部			
Ⅰ 資本金	81,427	81,427	-
Ⅱ 資本剰余金	31,389	31,388	1
Ⅲ 利益剰余金	88,703	80,468	8,234
Ⅳ その他有価証券評価差額金	16,910	13,265	3,644
Ⅴ 為替換算調整勘定	△ 16,842	△ 16,283	△ 559
Ⅵ 自己株式	△ 122	△ 91	△ 31
資本合計	201,464	190,175	11,289
負債、少数株主持分及び資本合計	1,194,472	1,156,904	37,568

＊連結＊

比較連結キャッシュ・フロー計算書

（単位　百万円）

科　　　　目	当連結会計年度（平成16年４月１日から平成17年３月31日まで）	前連結会計年度（平成15年４月１日から平成16年３月31日まで）	比較増減
Ⅰ 営業活動によるキャッシュ・フロー			
1. 税金等調整前当期純利益	20,564	11,241	9,322
2. 減価償却費	31,554	32,589	△ 1,035
3. 退職給付引当金の増加額	8,779	7,172	1,607
4. 賞与引当金の減少額	△ 396	△ 5,707	5,310
5. 貸倒引当金の増加額又は減少額（△）	△ 212	817	△ 1,030
6. 受注工事損失引当金の増加額	1,841	4,256	△ 2,414
7. 事業構造改善費用引当金の減少額	-	△ 2,259	2,259
8. たな卸資産処分損	-	1,698	△ 1,698
9. 株式売却損益	△ 3,774	△ 1,035	△ 2,738
10. 固定資産売却損益	△ 1,889	3,344	△ 5,234
11. 受取利息及び受取配当金	△ 3,240	△ 3,475	235
12. 支払利息	6,295	7,273	△ 978
13. 売上債権の増加高（△）又は減少額	△ 31,184	8,777	△ 39,961
14. たな卸資産の減少額	5,117	9,990	△ 4,872
15. その他流動資産の増加額	△ 3,064	△ 8,857	5,792
16. 仕入債務の増加額又は減少額（△）	59,088	△ 1,022	60,110
17. 前受金の増加額又は減少額（△）	△ 4,127	11,152	△ 15,280
18. その他流動負債の増加額又は減少額（△）	489	△ 5,175	5,665
19. その他	4,465	602	3,863
小計	90,306	71,382	18,923
20. 利息及び配当金の受取額	4,554	3,394	1,160
21. 利息の支払額	△ 6,294	△ 7,914	1,620
22. 法人税等の支払額	△ 16,084	△ 11,717	△ 4,367
23. 工事費用清算金の支払額	△ 1,060	-	△ 1,060
24. 過大請求事案に係る返還金	-	△ 12,335	12,335
営業活動によるキャッシュ・フロー	71,422	42,810	28,611
Ⅱ 投資活動によるキャッシュ・フロー			
1. 定期預金（預入期間３ヶ月超）の純減少額	447	624	△ 177
2. 有形固定資産取得による支出	△ 27,364	△ 32,558	5,193
3. 有形固定資産売却による収入	5,257	8,228	△ 2,970
4. 無形固定資産取得による支出	△ 3,773	△ 6,332	2,558
5. 無形固定資産売却による収入	319	268	51
6. 投資有価証券取得による支出	△ 1,301	△ 1,029	△ 271
7. 投資有価証券売却による収入	5,369	2,881	2,487
8. 短期貸付金の純減少額	1,464	835	629
9. 長期貸付けによる支出	△ 290	△ 329	38
10. 長期貸付金の回収による収入	1,338	591	747
11. その他	816	950	△ 133
投資活動によるキャッシュ・フロー	△ 17,714	△ 25,868	8,153
Ⅲ 財務活動によるキャッシュ・フロー			
1. 短期借入金の純減少額	△ 31,736	△ 16,319	△ 15,416
2. 長期借入れによる収入	12,732	19,499	△ 6,766
3. 長期借入金の返済による支出	△ 45,241	△ 31,749	△ 13,491
4. 社債の発行による収入	45,000	25,000	20,000
5. 社債の償還による支出	△ 30,000	△ 29,079	△ 921
6. 自己株式取得に伴う支出	△ 35	△ 15	△ 20
7. 配当金の支払額	△ 2,844	△ 2,753	△ 90
8. 少数株主からの払込による収入	361	-	361
9. 少数株主への配当金の支払額	△ 75	△ 126	51
財務活動によるキャッシュ・フロー	△ 51,839	△ 35,544	△ 16,294
Ⅳ 現金及び現金同等物に係る換算差額	180	△ 190	370
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	2,048	△ 18,792	20,841
Ⅵ 現金及び現金同等物の期首残高	42,375	59,837	△ 17,462
Ⅶ 連結子会社の会計期間変更に伴う現金及び現金同等物の期首減少高	△ 38	-	△ 38
Ⅷ 新規連結に伴う現金及び現金同等物の増加高	-	1,329	△ 1,329
Ⅸ 連結除外に伴う現金及び現金同等物の減少高	△ 0	-	△ 0
Ⅹ 現金及び現金同等物の期末残高	44,385	42,375	2,009

連結財務諸表作成のための基本となる重要な事項

1. 連結範囲及び持分法の適用に関する事項

連結子会社数　　99社

主要会社名：

（国内）㈱川崎造船、日本飛行機㈱、川重冷熱工業㈱、川重プラント㈱、大阪動力工業㈱、川重工事㈱、㈱カワサキモータースジャパン、㈱カワサキマシンシステムズ、㈱カワサキプレシジョンマシナリ、川重商事㈱

（海外）Kawasaki Rail Car, Inc.、Kawasaki Construction Machinery Corp. of America、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V. Kawasaki Motors (Phils.) Corporation.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、

非連結子会社数　　4社

関 連 会 社 数　　30社（うち持分法適用会社数 16社 主要会社名：川崎設備工業㈱、川重防災工業㈱）

2. 連結範囲及び持分法の適用の異動状況

(1) 連結範囲

（新規）　3社　川崎重工産業機械貿易（上海）有限公司、㈱ケイポイント、㈱オートポリス

（除外）　5社　川崎興産㈱、川重苫小牧観光開発㈱、川崎食品産業㈱　他2社

(2) 持分法適用会社

（新規）　2社　スチールプランテック㈱、ＫＫハイドロリックス㈱

（除外）　2社　秋田機械工業㈱、Glory Kawasaki Motors Co.,Ltd.

3. 連結子会社の事業年度等に関する事項

連結子会社の決算日については、国内会社では、㈱カワサキモータースジャパン他2社が12月31日、川重鉄構工事㈱が2月末日、海外会社ではKawasaki Motors Corp., U.S.A.他28社が12月31日であり、連結決算日（3月31日）と異なっている。上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他2社については、連結決算日において仮決算を実施した上で連結している。その他の28社については、その差異が3ヵ月を超えないため、連結財務諸表の作成に当たって仮決算を行っていない。

（追加情報）

当連結会計年度より、12月31日を決算日とする㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他2社については、連結決算日において仮決算を実施した上連結することに変更した。なお、3ヵ月分の損益は利益剰余金で調整している。この変更は、証券取引所の要請により四半期業績の開示を開始したことを契機に期間損益の適正化を図り、開示の透明性を向上するために行ったものである。当該変更に伴い、利益剰余金が221百万円減少している。

4. 会計処理基準に関する事項

(1) 資産の評価基準及び評価方法

①有価証券

満期保有目的債券

主として償却原価法により評価している。

その他有価証券

・時価のあるもの

決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。

・時価のないもの

主として移動平均法による原価法により評価している。

なお、売買目的有価証券については保有していない。

②たな卸資産

主として個別法、移動平均法及び先入先出法による原価法により評価している。

③デリバティブ取引により生じる正味の債権債務

時価法により評価している。

(2) 減価償却資産の減価償却の償却方法

①有形固定資産

主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。

②無形固定資産

定額法により償却している。

(3) 引当金の計上基準

①貸倒引当金

債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

②賞与引当金

従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

③保証工事引当金

保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。

④受注工事損失引当金

当連結会計年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当連結会計年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌連結会計年度以降の損失見積額を計上している。

⑤退職給付引当金

従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額を費用処理している。

また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。また、期末残高には、平成17年４月１日付の破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等一括処理額1,315百万円が含まれている。

⑥役員退職慰労引当金

役員の退職慰労金支給に備え、主として社内規定に基づく50％相当額を計上している。

(4) 外貨建の資産又は負債の本邦通貨への換算の基準

改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。

(5) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

(6) ヘッジ会計の方法

①ヘッジ会計の方法

繰延ヘッジ処理を採用している。

②ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨オプション	外貨建金銭債権・債務等(予定取引を含む)
金利スワップ、金利オプション	借入金

③ヘッジ方針

各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

④ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

(7) 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

5. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用している。

6. 連結調整勘定の償却に関する事項

連結調整勘定の償却については、発生日以後５年間の均等償却を行っている。ただし、金額的重要性に乏しいものについては、当該連結会計年度において一括償却している。

7. 利益処分項目等の取扱いに関する事項

利益処分は、連結会計年度において確定した利益処分を基礎として連結する方法（確定方式）により処理している。

8. 連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっている。

（会計方針の変更）

従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が15,824百万円、営業利益・経常利益・税金等調整前当期純利益が2,135百万円それぞれ増加している。

注　記　事　項

（連結損益計算書関係）

当連結会計年度 （平成16年４月１日から平成17年３月31日まで）	前連結会計年度 （平成15年４月１日から平成16年３月31日まで）
1.　研究開発費の総額　13,182百万円	1.　研究開発費の総額　14,740百万円
2.　固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。	2.　子会社株式売却益は、川重防災工業㈱ 株式の一部売却によるものである。
3.　分社に伴う退職給付会計基準変更時差異等一括処理額は、破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等の未処理額を一括計上したものである。	3.　固定資産売却益は、社宅跡地等の売却によるものである。
4.工事費用清算金は、プラント工事において発生した工程遅延等に係る追加費用を清算したものである。	4.　事業整理損失は、主として川崎食品産業㈱の営業譲渡に伴う退職金等である。 5.　工場閉鎖に係る損失は、旧野田工場内の建物等の除却損・解体撤去費用及び跡地の一部売却益である。
6.　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものである。	6.　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものである。

（連結貸借対照表関係）

当連結会計年度 （平成17年３月31日現在）	前連結会計年度 （平成16年３月31日現在）
1. 受取手形割引高は、85百万円である。	1. 受取手形割引高は、140百万円である。
2. 受取手形裏書譲渡高は、75百万円である。	2. 受取手形裏書譲渡高は、18百万円である。
3. 有形固定資産に対する減価償却累計額 542,959百万円	3. 有形固定資産に対する減価償却累計額 531,972百万円
4.保証債務　21,255百万円	4.保証債務　25,469百万円
5. 無形固定資産に含まれている連結調整勘定の残高は、1,701百万円である。	5. 無形固定資産に含まれている連結調整勘定の残高は、2,296百万円である。

当連結会計年度 （平成17年３月31日現在）	前連結会計年度 （平成16年３月31日現在）
6. 社債の信託型デット・アサンプションに係る偶発債務 以下の社債に関し、デット・アサンプション特定運用金銭信託契約および債務履行引受契約を金融機関と締結し、債務を譲渡している。従って、同社債に係る譲渡債務と同契約による支払金額とを相殺消去しているが、社債権者に対する当社の社債償還義務は社債償還時まで存続する。 銘　柄：第19回 無担保普通社債 契約締結日：平成17年3月30日 譲渡金額　（百万円）：10,000	

（連結キャッシュ・フロー計算書関係）

当連結会計年度 （平成16年４月１日から平成17年３月31日まで）	前連結会計年度 （平成15年４月１日から平成16年３月31日まで）
1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　44,628百万円 預金期間が３ヶ月を超える定期預金　△243 現金及び現金同等物　44,385	1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　43,064百万円 預金期間が３ヶ月を超える定期預金　△688 現金及び現金同等物　42,375 2. 過大請求事案に係る返還金は、日本飛行機㈱による防衛庁等に対する過大請求事案に係る支払額である。

（有価証券）

当連結会計年度（平成16年４月１日から平成17年３月31日まで）

1.　売買目的有価証券

　該当事項なし。

2.　満期保有目的の債券で時価のあるもの

（単位　百万円）

区分	連結決算日における連結貸借対照表計上額	連結決算日における時価	差額
時価が連結貸借対照表計上額を超えるもの			
社債	204	205	0
合計	204	205	0

3.　その他有価証券で時価のあるもの

（単位　百万円）

区分	取得原価	連結決算日における連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの			
株式	13,200	42,301	29,101
小計	13,200	42,301	29,101
連結貸借対照表計上額が取得原価を超えないもの			
株式	450	355	△ 94
小計	450	355	△ 94
合計	13,650	42,656	29,006

4.　当連結会計年度中に売却したその他有価証券

（単位、百万円）

種類	売却額	売却益の合計額	売却損の合計額
株式	5,340	3,791	△ 1
合計	5,340	3,791	△ 1

5.　時価のない有価証券

(1)　満期保有目的の債券

（単位　百万円）

内容	連結貸借対照表計上額
非上場内国債券	2
合計	2

(2) その他有価証券

（単位　百万円）

内容	連結貸借対照表計上額
① 非上場株式(店頭売買株式を除く)	9,209
② 優先出資証券	5,000
③ 事業団等に対する出資証券	43
合計	14,253

6.　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

（単位　百万円）

内容	1年内	1年超5年以内	5年超10年以内	10年超
①非上場内国債券	2	—	—	—
②社債	—	—	204	—
合計	2	—	204	—

前連結会計年度（平成15年4月1日から平成16年3月31日まで）

1.　売買目的有価証券

該当事項なし。

2.　満期保有目的の債券で時価のあるもの

該当事項なし。

3.　その他有価証券で時価のあるもの

（単位　百万円）

区分	取得原価	連結決算日における連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの			
株式	13,753	36,919	23,166
小計	13,753	36,919	23,166
連結貸借対照表計上額が取得原価を超えないもの			
株式	1,319	1,092	△ 226
小計	1,319	1,092	△ 226
合計	15,073	38,012	22,939

4. 当連結会計年度中に売却したその他有価証券

(単位　百万円)

種　類	売　却　額	売却益の合計額	売却損の合計額
株　式	1,750	929	△ 245
合　計	1,750	929	△ 245

5. 時価のない有価証券

(1) 満期保有目的の債券

(単位　百万円)

内　容	連結貸借対照表計上額
非上場内国債券	27
合　計	27

(2) その他有価証券

(単位　百万円)

内　容	連結貸借対照表計上額
① 非上場株式(店頭売買株式を除く)	9,314
② 優先出資証券	5,000
③ 事業団等に対する出資証券	262
合　計	14,576

6. その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

(単位　百万円)

内　容	1年内	1年超5年以内	5年超10年以内	10年超
非上場内国債券	9	18	―	―
合　計	9	18	―	―

(退職給付関係)

当連結会計年度
(平成16年４月１日から平成17年３月31日まで)

1. 採用している退職給付制度の概要

当社及び国内連結子会社は、退職一時金制度を設けている。当年度からは、当社及び一部の連結子会社で、確定拠出型年金とキャッシュバランスプラン(市場金利連動型年金)を導入し、従来の退職一時金の一部を積み立てている。なお、一部の海外連結子会社は、退職年金制度を設けている。また、当社においては退職給付信託を設定している。

2. 退職給付債務に関する事項

(1) 退職給付債務	△185,115百万円
(2) 年金資産 (注2)	66,705
(3) 未積立退職給付債務((1)＋(2))	△118,409
(4) 未認識過去勤務債務 (注3)	△20,529
(5) 未認識数理計算上の差異	4,281
(6) 会計基準変更時差異の未処理額 (注4)	62,953
(7) 連結貸借対照表計上額純額 ((3)＋(4)＋(5)＋(6))	△71,703
(8) 前払年金費用 (注2)	813
(9) 退職給付引当金 ((7)－(8))	△72,516

(注1) 一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。

(注2) 当社の退職給付信託および当社と連結子会社の退職年金制度に係るものである。

(注3) 当社および一部の子会社において、退職一時金制度を変更したことにより過去勤務債務(債務の減額)が発生している。

(注4) 会計基準変更時差異の未処理額について、破砕機事業分社により転籍する従業員分を一括で引当している。

3. 退職給付費用に関する事項

(1) 勤務費用	8,741百万円
(2) 利息費用	4,853
(3) 期待運用収益 (注2)	△798
(4) 過去勤務債務の費用処理額	△1,719
(5) 数理計算上の差異の費用処理額 (注3)	1,931
(6) 会計基準変更時差異の費用処理額(注3)	13,968
(7) 退職給付費用 ((1)＋(2)＋(3)＋(4)＋(5)＋(6))	26,977

(注1) 簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。

(注2) 主に海外連結子会社の退職年金制度に係るものである。

(注3) 数理計算上の差異の費用処理額および会計基準変更時差異の費用処理額は、破砕機事業分社により転籍する従業員分の一括引当を含んでいる。

前連結会計年度
(平成15年４月１日から平成16年３月31日まで)

1. 採用している退職給付制度の概要

当社及び国内連結子会社は、退職一時金制度を設けている。なお、一部の海外連結子会社は、退職年金制度を設けている。また、当社において前連結会計年度より退職給付信託を設定している。

2. 退職給付債務に関する事項

(1) 退職給付債務	△202,593百万円
(2) 年金資産 (注2)	58,828
(3) 未積立退職給付債務((1)＋(2))	△143,765
(4) 未認識過去勤務債務 (注3)	△6,806
(5) 未認識数理計算上の差異	10,388
(6) 会計基準変更時差異の未処理額	76,903
(7) 連結貸借対照表計上額純額 ((3)＋(4)＋(5)＋(6))	△63,280
(8) 前払年金費用 (注2)	478
(9) 退職給付引当金 ((7)－(8))	△63,758

(注1) 一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。

(注2) 当社の退職給付信託および連結子会社の退職年金制度に係るものである。

(注3) 当社および一部の子会社において、退職一時金制度を変更したことにより過去勤務債務(債務の減額)が発生している。

3. 退職給付費用に関する事項

(1) 勤務費用	9,090百万円
(2) 利息費用	5,861
(3) 期待運用収益 (注2)	△751
(4) 過去勤務債務の費用処理額	△783
(5) 数理計算上の差異の費用処理額	2,780
(6) 会計基準変更時差異の費用処理額	13,342
(7) 退職給付費用 ((1)＋(2)＋(3)＋(4)＋(5)＋(6))	29,540

(注1) 簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。

(注2) 海外連結子会社の退職年金制度に係るものである。

当連結会計年度 (平成16年4月1日から平成17年3月31日まで)	前連結会計年度 (平成15年4月1日から平成16年3月31日まで)
4. 退職給付債務等の計算の基礎に関する事項 (1) 退職給付見込額の期間配分方法　期間定額基準 (2) 割引率　主として2.5％ (3) 期待運用収益率　国内会社 0.0％～3.5％ 海外会社 8.0％ (4) 過去勤務債務の額の処理年数　10年～15年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による) (5) 数理計算上の差異の処理年数　10年～15年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている) (6) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または5年の期間によっている。	4. 退職給付債務等の計算の基礎に関する事項 (1) 退職給付見込額の期間配分方法　期間定額基準 (2) 割引率　主として2.5％ (3) 期待運用収益率　国内会社 0.0％～3.5％ 海外会社 8.0％ (4) 過去勤務債務の額の処理年数　10年～15年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による) (5) 数理計算上の差異の処理年数　10年～15年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている) (6) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または5年の期間によっている。

（税効果会計関係）

当連結会計年度 （平成17年3月31日現在）	前連結会計年度 （平成16年3月31日現在）
1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

当連結会計年度（平成17年3月31日現在）

（繰延税金資産）	
賞与引当金損金算入限度超過額	6,080 百万円
退職給付引当金損金算入限度超過額	34,255
貸倒引当金損金算入限度超過額	3,457
棚卸資産に含まれる未実現利益消去額	3,382
固定資産に含まれる未実現利益消去額	963
減価償却限度超過額	1,319
繰越欠損金	9,273
投資有価証券評価損否認額	1,275
その他	6,188
繰延税金資産　小計	66,198
評価性引当額	△ 7,166
繰延税金資産　合計	59,032
（繰延税金負債）	
固定資産圧縮積立金及び固定資産圧縮特別勘定積立金	5,064
工事進行基準に係る損益申告調整額	576
その他有価証券評価差額金	11,444
その他	4,765
繰延税金負債　合計	21,850
繰延税金資産の純額	37,181

前連結会計年度（平成16年3月31日現在）

（繰延税金資産）	
賞与引当金損金算入限度超過額	6,180 百万円
退職給付引当金損金算入限度超過額	26,726
貸倒引当金損金算入限度超過額	3,815
棚卸資産に含まれる未実現利益消去額	3,376
固定資産に含まれる未実現利益消去額	814
減価償却限度超過額	1,056
繰越欠損金	11,054
投資有価証券評価損否認額	1,661
その他	7,351
繰延税金資産　小計	62,036
評価性引当額	△ 9,320
繰延税金資産　合計	52,715
（繰延税金負債）	
固定資産圧縮積立金及び固定資産圧縮特別勘定積立金	5,522
工事進行基準に係る損益申告調整額	1,857
その他有価証券評価差額金	8,917
その他	4,756
繰延税金負債　合計	21,053
繰延税金資産の純額	31,662

当連結会計年度	前連結会計年度
2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳については、その差異が法定実効税率の100分の5以下であるため、記載を省略している。	2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳については、その差異が法定実効税率の100分の5以下であるため、記載を省略している。

（関連当事者との取引）

当連結会計年度（平成16年４月１日から平成17年３月31日まで）

役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額	科目	期末残高
役員及びその近親者	田﨑 雅元	当社代表取締役社長 (財)新産業創造研究機構理事長	なし	(財)新産業創造研究機構との営業取引 ・ロボット用超小型６軸モーションセンサに関する研究開発作業の受託	百万円 13	―	―
		当社代表取締役社長 (財)日本航空機開発協会理事長	なし	(財) 日本航空機開発協会との営業取引 ・同社の借入金についての債務保証	百万円 354	―	―
		当社代表取締役社長 スーパーマリンガスタービン技術研究組合理事長	なし	スーパーマリンガスタービン技術研究組合との営業取引 ・舶用ガスタービンの研究開発作業の受託 ・上記に係る事業分担金の支払 ・試験設備等の購入 ・同資産処分収入の組合員返還金の受取	百万円 339 169 22 4	― ― ― ―	― ― ― ―

取引条件及び取引条件の決定方針等

1. 取引条件は当社と関連を有しない他の当事者と同様である。
2. 上記の取引は、いわゆる第三者のための取引である。
3. 上記金額のうち、取引金額は消費税等を含んでいない。

前連結会計年度（平成15年４月１日から平成16年３月31日まで）

役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額	科目	期末残高
役員及びその近親者	田﨑 雅元	当社代表取締役社長 (財)日本航空機開発協会理事長	なし	(財) 日本航空機開発協会との営業取引 ・同社の借入金についての債務保証 ・民間航空機用機体の開発に係る民間分担金の支払 ・民間航空機用機体の研究開発作業の受託	百万円 498 1,176 390	― ― ―	百万円 ― ― ―
		当社代表取締役社長 スーパーマリンガスタービン技術研究組合理事長	なし	スーパーマリンガスタービン技術研究組合との営業取引 ・舶用ガスタービンの研究開発作業の受託 ・上記に係る事業分担金の支払	604 302	― ―	― ―

取引条件及び取引条件の決定方針等

1. 取引条件は当社と関連を有しない他の当事者と同様である。
2. 上記の取引は、いわゆる第三者のための取引である。
3. 上記金額のうち、取引金額は消費税等を含んでいない。

（セグメント情報）

(1) 事業の種類別セグメント情報

当連結会計年度（平成16年４月１日から平成17年３月31日まで）　（単位　百万円）

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
Ⅰ 売上高及び営業損益										
売上高										
(1)外部顧客に対する売上高	87,081	171,730	188,254	141,366	191,012	338,449	123,697	1,241,591	-	1,241,591
(2)セグメント間の内部売上高又は振替高	1,125	1,444	1,960	19,757	15,352	5,036	43,253	87,931	(87,931)	-
計	88,206	173,175	190,214	161,123	206,364	343,486	166,950	1,329,522	(87,931)	1,241,591
営業費用	87,174	165,424	184,130	158,443	220,823	326,784	161,938	1,304,718	(87,871)	1,216,847
営業利益又は損失（△）	1,031	7,751	6,084	2,680	△ 14,458	16,701	5,012	24,804	(60)	24,744
Ⅱ 資産、減価償却費及び資本的支出										
資産	100,996	157,418	223,010	124,062	153,685	253,957	156,040	1,169,171	25,301	1,194,472
減価償却費	2,359	2,436	5,221	2,971	1,941	11,865	2,713	29,509	2,045	31,554
資本的支出	1,629	2,629	8,163	2,373	639	10,190	3,370	28,997	694	29,691

前連結会計年度（平成15年４月１日から平成16年３月31日まで）　（単位　百万円）

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
Ⅰ 売上高及び営業損益										
売上高										
(1)外部顧客に対する売上高	94,938	120,597	173,783	136,468	191,411	318,325	124,727	1,160,252	-	1,160,252
(2)セグメント間の内部売上高又は振替高	976	2,949	1,712	14,957	12,882	3,981	42,039	79,500	(79,500)	-
計	95,915	123,547	175,496	151,426	204,294	322,307	166,766	1,239,752	(79,500)	1,160,252
営業費用	98,276	119,224	171,252	146,889	203,074	315,057	163,520	1,217,295	(79,293)	1,138,002
営業利益又は損失（△）	△ 2,360	4,322	4,243	4,536	1,219	7,249	3,246	22,457	(207)	22,249
Ⅱ 資産、減価償却費及び資本的支出										
資産	89,849	127,785	221,960	124,065	177,887	240,242	138,803	1,120,593	36,310	1,156,904
減価償却費	2,441	2,611	4,958	2,961	2,018	12,422	2,709	30,125	2,464	32,589
資本的支出	5,294	3,392	9,030	2,954	1,104	15,016	2,053	38,846	2,655	41,501

(注)1. 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

2. 「連結財務諸表作成のための基本となる重要な事項（21頁）」に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「航空宇宙事業」について売上高が3,635百万円、営業利益が363百万円それぞれ増加し、「プラント・環境・鉄構事業」について売上高が12,189百万円増加、営業損失が1,772百万円減少している。

3. 当連結会計年度及び前連結会計年度における資産のうち、「消去又は全社」の項目に含めた全社資産の金額はそれぞれ121,831百万円及び115,810百万円となり、その主なものは、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）である。

4. 「減価償却費」及び「資本的支出」には、当社の全社共通固定資産にかかる償却費と支出額が含まれている。

(2) 所在地別セグメント情報

当連結会計年度(平成16年4月1日から平成17年3月31日まで)　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
Ⅰ 売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	936,236	196,839	78,026	25,145	5,343	1,241,591	-	1,241,591
(2)セグメント間の内部売上高又は振替高	208,048	15,211	3,835	15,897	99	243,092	(243,092)	-
計	1,144,285	212,051	81,862	41,042	5,442	1,484,683	(243,092)	1,241,591
営業費用	1,123,267	210,805	81,448	39,170	5,817	1,460,509	(243,662)	1,216,847
営業利益	21,017	1,246	413	1,871	△ 375	24,174	569	24,744
Ⅱ 資産	996,923	127,797	57,217	20,252	3,663	1,205,855	(11,382)	1,194,472

(注) 「連結財務諸表作成のための基本となる重要な事項（21頁）」に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「日本」について売上高が15,824百万円、営業利益が2,135百万円それぞれ増加している。

前連結会計年度(平成15年4月1日から平成16年3月31日まで)　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
Ⅰ 売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	877,221	187,215	70,950	19,755	5,107	1,160,252	-	1,160,252
(2)セグメント間の内部売上高又は振替高	182,132	15,267	4,594	13,941	87	216,023	(216,023)	-
計	1,059,354	202,482	75,545	33,697	5,195	1,376,275	(216,023)	1,160,252
営業費用	1,038,482	202,885	74,912	33,062	5,344	1,354,686	(216,684)	1,138,002
営業利益又は損失(△)	20,871	△ 402	633	635	△ 148	21,588	661	22,249
Ⅱ 資産	975,128	115,262	46,761	19,420	2,846	1,159,419	(2,514)	1,156,904

(注)1. 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

3. 当連結会計年度及び前連結会計年度における資産のうち、「消去又は全社」の項目に含めた全社資産の金額はそれぞれ121,831百万円及び115,810百万円となり、その主なものは、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）である。

(3) 海外売上高

当連結会計年度(平成16年４月１日から平成17年３月31日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	236,846	100,361	171,461	105,274	613,944
Ⅱ 連結売上高					1,241,591
Ⅲ 連結売上高に占める海外売上高の割合	19.0%	8.0%	13.8%	8.4%	49.4%

(注)1.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2.国又は地域の区分は、主として地理的近接度に基づいて設定している。
3.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主 な 国 又 は 地 域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、イタリア、フランス
アジア	台湾、インドネシア、中国、韓国、フィリピン
その他の地域	パナマ、イラン、リベリア

4.「連結財務諸表作成のための基本となる重要な事項（21頁）」に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴う海外売上高への影響は軽微である。

前連結会計年度(平成15年４月１日から平成16年３月31日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	240,120	109,025	91,908	81,823	522,878
Ⅱ 連結売上高					1,160,252
Ⅲ 連結売上高に占める海外売上高の割合	20.6%	9.3%	7.9%	7.0%	45.0%

(注)1.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2.国又は地域の区分は、主として地理的近接度に基づいて設定している。
3.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主 な 国 又 は 地 域
北米	米国、カナダ
欧州	ノルウェー、ドイツ、オランダ、フランス、イギリス
アジア	韓国、台湾、中国、インドネシア
その他の地域	パナマ、ブラジル、イラン

5. 生産、受注及び販売の状況（連結）

（注）「連結財務諸表作成のための基本となる重要な事項（21頁）」に記載の通り、従来、当社は、主として長期・大型の請負工事（工期１年超、請負金額50億円以上）に係る収益の計上について工事進行基準を採用していたが、当連結会計年度より、工事進行基準の適用基準を「工期１年超、請負金額30億円以上」に変更している。この変更により、当連結会計年度の売上高が15,824百万円増加し、受注残高が同額減少している。詳細は「セグメント情報」（30頁）参照。

＜生産実績＞　　　（単位　百万円）

事業の種類別セグメント	当連結会計年度（平成16年４月１日から平成17年３月31日まで）		前連結会計年度（平成15年４月１日から平成16年３月31日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	92,556	7.9	96,504	9.0	△ 3,947	△ 4.0
車両	150,081	12.9	111,785	10.4	38,296	34.2
航空宇宙	163,589	14.0	156,740	14.6	6,848	4.3
ｶﾞｽﾀｰﾋﾞﾝ・機械	138,578	11.9	129,260	12.0	9,317	7.2
ﾌﾟﾗﾝﾄ･環境･鉄構	188,064	16.1	170,807	15.9	17,256	10.1
汎用機	278,331	23.9	257,975	24.0	20,356	7.8
その他	149,882	12.9	148,395	13.8	1,486	1.0
合計	1,161,083	100.0	1,071,469	100.0	89,613	8.3

（注）金額は、生産高（製造原価）によっている。

＜受注高＞

事業の種類別セグメント	当連結会計年度（平成16年４月１日から平成17年３月31日まで）		前連結会計年度（平成15年４月１日から平成16年３月31日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	155,832	11.9	123,756	10.0	32,076	25.9
車両	178,368	13.7	153,399	12.5	24,969	16.2
航空宇宙	214,702	16.4	216,201	17.6	△ 1,498	△ 0.6
ｶﾞｽﾀｰﾋﾞﾝ・機械	162,699	12.4	129,986	10.5	32,713	25.1
ﾌﾟﾗﾝﾄ･環境･鉄構	126,402	9.7	156,145	12.7	△ 29,742	△ 19.0
汎用機	338,449	25.9	318,325	25.9	20,124	6.3
その他	125,389	9.6	128,913	10.5	△ 3,524	△ 2.7
合計	1,301,844	100.0	1,226,727	100.0	75,116	6.1

（注）汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

＜売上高＞

事業の種類別セグメント	当連結会計年度（平成16年４月１日から平成17年３月31日まで）		前連結会計年度（平成15年４月１日から平成16年３月31日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	87,081	7.0	94,938	8.1	△ 7,857	△ 8.2
車両	171,730	13.8	120,597	10.3	51,133	42.4
航空宇宙	188,254	15.1	173,783	14.9	14,471	8.3
ｶﾞｽﾀｰﾋﾞﾝ・機械	141,366	11.3	136,468	11.7	4,898	3.5
ﾌﾟﾗﾝﾄ･環境･鉄構	191,012	15.3	191,411	16.4	△ 399	△ 0.2
汎用機	338,449	27.2	318,325	27.4	20,124	6.3
その他	123,697	9.9	124,727	10.7	△ 1,030	△ 0.8
合計	1,241,591	100.0	1,160,252	100.0	81,339	7.0

＜受注残高＞

事業の種類別セグメント	当連結会計年度　平成17年３月31日現在		前連結会計年度　平成16年３月31日現在		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	263,707	21.0	193,704	16.2	70,002	36.1
車両	300,836	23.9	294,017	24.7	6,819	2.3
航空宇宙	287,441	22.9	260,321	21.8	27,120	10.4
ｶﾞｽﾀｰﾋﾞﾝ・機械	163,440	13.0	140,327	11.7	23,112	16.4
ﾌﾟﾗﾝﾄ･環境･鉄構	210,159	16.7	273,837	23.0	△ 63,677	△ 23.2
汎用機	-	-	-	-	-	-
その他	28,824	2.2	27,166	2.2	1,657	6.1
合計	[illegible]	100.0	[illegible]	100.0	[illegible]	[illegible]

6．個別財務諸表の概要

平成 17年 3月期　　個別財務諸表の概要

平成 17年 4月 28 日

上場会社名　川崎重工業株式会社　　上場取引所 東① 大① 名①
コード番号　7012　　(URL http://www.khi.co.jp/)
代表者　役職名 取締役社長　氏名 田﨑 雅元　　本社所在都道府県 兵庫県
問合せ先責任者　役職名 財務経理部長　氏名 髙尾 光俊
問合せ先窓口　広報室　TEL (03) 3435 - 2130
決算取締役会開催日　平成 17年 4月 28日　　中間配当制度の有無　有
配当支払開始予定日　平成 17年 6月 29日　　定時株主総会開催日　平成 17年 6月 28日予定
単元株制度採用の有無　有（1単元 1,000 株）

1．17年 3月期の業績(平成 16年 4月 1日 ～ 平成 17年 3月 31日)

(1)経営成績　　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
17年 3月期	876,233	11.9	10,038	△ 42.6	11,357	5.8
16年 3月期	782,550	△ 12.5	17,515	7.2	10,730	44.2

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
17年 3月期	7,935	14.8	5.47	4.74	4.7	1.2	1.2
16年 3月期	6,908	14.0	4.78	4.59	4.4	1.2	1.3

(注)①期中平均株式数　17年 3月期 1,442,562,197 株　16年 3月期 1,442,724,256 株
②会計処理の方法の変更　有 (詳細は38ページ)
③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)配当状況

	1株当たり年間配当金	中間	期末	配当金総額(年間)	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
17年 3月期	2.50	0.00	2.50	3,606	45.4	2.1
16年 3月期	2.00	0.00	2.00	2,885	41.7	1.7

(3)財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
17年 3月期	912,894	171,632	18.8	118.95
16年 3月期	870,628	164,160	18.8	113.79

(注)①期末発行済株式数　17年 3月期 1,442,453,904 株　16年 3月期 1,442,648,445 株
②期末自己株式数　17年 3月期 940,268 株　16年 3月期 745,727 株

2．18年 3月期の業績予想(平成 17年 4月 1日 ～ 平成 18年 3月 31日)

	売上高	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	360,000	2,000	1,000	0.00	―	―
通期	810,000	18,000	13,000	―	3.00	3.00

(参考)1株当たり予想当期純利益(通期)　9円 01銭

※上記業績予想に関する事項は、補足資料12～13ページを御覧ください。

7. 個別財務諸表等

比較損益計算書

(単位 百万円)

科目	当期 (平成16年4月1日から平成17年3月31日まで)	%	前期 (平成15年4月1日から平成16年3月31日まで)	%	比較増減
経常損益の部					
営業損益の部					
売上高	876,233	100.0	782,550	100.0	93,682
売上原価	812,961		701,724		111,237
販売費及び一般管理費	53,232		63,309		△ 10,077
営業利益	10,038	1.1	17,515	2.2	△ 7,477
営業外損益の部					
営業外収益	11,849		5,551		6,298
受取利息	(880)		(955)		(△ 74)
受取配当金	(5,501)		(3,718)		(1,783)
有価証券売却益	(3,780)		(551)		(3,228)
その他	(1,686)		(326)		(1,359)
営業外費用	10,531		12,337		△ 1,806
支払利息	(1,913)		(2,322)		(△ 408)
社債利息	(2,179)		(2,392)		(△ 213)
為替差損	(110)		(2,867)		(△ 2,757)
その他	(6,327)		(4,754)		(1,572)
経常利益	11,357	1.2	10,730	1.3	626
特別損益の部					
特別利益	2,864		2,150		713
固定資産売却益	(2,864)		(1,045)		(1,819)
子会社株式売却益	(-)		(1,105)		(△ 1,105)
特別損失	3,139		1,889		1,250
分社に伴う退職給付会計基準変更時差異等一括処理額	(1,315)		(-)		(1,315)
工事費用清算金	(1,824)		(-)		(1,824)
工場閉鎖に係る損失	(-)		(1,206)		(△ 1,206)
子会社整理損失	(-)		(682)		(△ 682)
税引前当期純利益	11,081	1.2	10,991	1.4	90
法人税、住民税及び事業税	(9,419)		(10,024)		(△ 604)
法人税等調整額	(△ 6,273)		(△ 5,941)		(△ 331)
差引	3,146		4,082		△ 935
当期純利益	7,935	0.9	6,908	0.8	1,026
前期繰越利益	29,426		10,107		19,319
利益準備金取崩額	-		15,997		△ 15,997
当期未処分利益	37,361		33,013		4,347

＊単独＊

比較利益処分案

（単位　百万円）

	当　　期 (平成16年４月１日から 平成17年３月31日まで)	前　　期 (平成15年４月１日から 平成16年３月31日まで)
当期未処分利益	37,361	33,013
特別償却積立金戻入額	190	148
海外投資等損失準備金戻入額	1	0
固定資産圧縮積立金戻入額	185	143
固定資産圧縮特別勘定積立金戻入額	1,847	1,065
計	39,585	34,372
これを次のとおり処分します。		
配当金	3,606 （１株につき 2円50銭）	2,885 （１株につき 2円）
役員賞与金 （うち監査役賞与金）	40 （ －）	－ （ －）
特別償却積立金	228	350
固定資産圧縮積立金	1,248	1,163
固定資産圧縮特別勘定積立金	95	547
次期繰越利益	34,366	29,426

比較貸借対照表（資産の部）

（単位　百万円）

科　　　目	当　　期 （平成17年３月31日現在）	%	前　　期 （平成16年３月31日現在）	%	比較増減
資産の部					
Ⅰ 流動資産	622,416	68.1	590,073	67.7	32,342
現金預金	32,332		29,036		3,296
受取手形	3,183		1,195		1,988
売掛金	295,669		267,663		28,005
原材料及び貯蔵品	25,135		21,783		3,352
仕掛品	181,144		205,235		△ 24,091
前渡金	16,956		13,120		3,836
前払費用	202		117		85
繰延税金資産	8,457		7,662		795
短期貸付金	46,671		30,912		15,759
未収入金	11,524		9,862		1,661
未収収益	60		30		30
その他	3,847		7,284		△ 3,436
貸倒引当金	△ 2,770		△ 3,829		1,058
Ⅱ 固定資産	290,477	31.8	280,554	32.2	9,923
有形固定資産	130,277	14.2	131,405	15.0	△ 1,127
建物	40,006		38,400		1,606
構築物	8,202		7,651		551
機械装置	27,952		28,389		△ 437
船舶	6		15		△ 8
航空機	454		454		0
車両運搬具	443		592		△ 148
工具器具備品	11,682		13,174		△ 1,491
土地	38,831		38,968		△ 137
建設仮勘定	2,697		3,759		△ 1,062
無形固定資産	9,150	1.0	9,237	1.0	△ 87
ソフトウェア	5,279		5,026		253
製造実施権	1,621		1,848		△ 226
その他	2,249		2,362		△ 113
投資その他の資産	151,048	16.5	139,910	16.0	11,138
投資有価証券	51,645		49,395		2,249
関係会社株式	72,912		71,278		1,633
関係会社出資金	3,408		3,021		386
長期貸付金	11,633		6,818		4,815
長期繰延税金資産	7,730		3,923		3,806
その他	7,707		9,269		△ 1,562
貸倒引当金	△ 3,987		△ 3,795		△ 192
資産合計	912,894	100.0	870,628	100.0	42,265

比較貸借対照表（負債・資本の部）

（単位　百万円）

科目	当期（平成17年３月31日現在）		前期（平成16年３月31日現在）		比較増減
負債の部					
Ⅰ 流動負債	512,535	56.1	489,127	56.1	23,408
支払手形	37,059		31,836		5,222
買掛金	248,794		194,625		54,168
短期借入金	62,740		73,124		△ 10,383
長期借入金（返済１年以内）	12,500		29,502		△ 17,002
社債（償還１年以内）	10,000		20,000		△ 10,000
転換社債（償還１年以内）	9,609		-		9,609
設備支払手形	697		1,585		△ 887
未払金	8,311		8,450		△ 138
未払費用	22,336		21,757		578
未払法人税等	7,532		6,989		543
前受金	74,629		86,883		△ 12,253
預り金	1,542		2,307		△ 764
前受収益	15		15		△ 0
賞与引当金	7,690		7,818		△ 127
保証工事引当金	891		250		641
受注工事損失引当金	3,529		-		3,529
その他	4,653		3,978		674
Ⅱ 固定負債	228,725	25.0	217,340	24.9	11,384
社債	70,000		70,000		-
転換社債	31,677		41,286		△ 9,609
新株予約権付社債	50,000		25,000		25,000
長期借入金	44,012		52,535		△ 8,522
長期未払金	1,057		1,879		△ 821
退職給付引当金	31,649		26,210		5,439
役員退職慰労引当金	322		305		16
その他	6		124		△ 117
負債合計	741,261	81.1	706,468	81.1	34,793
資本の部					
Ⅰ 資本金	81,427	8.9	81,427	9.3	-
Ⅱ 資本剰余金	29,205	3.1	29,204	3.3	1
資本準備金	29,204		29,204		-
その他資本剰余金	1		0		1
自己株式処分差益	1		0		1
Ⅲ 利益剰余金	45,619	4.9	40,569	4.6	5,049
任意積立金	8,257	0.9	7,555	0.8	702
特別償却積立金	696		494		202
海外投資等損失準備金	1		2		△ 0
固定資産圧縮積立金	5,711		4,692		1,019
固定資産圧縮特別勘定積立金	1,847		2,365		△ 518
当期未処分利益	37,361	4.0	33,013	3.7	4,347
Ⅳ 株式等評価差額金	15,493	1.6	13,038	1.4	2,455
Ⅴ 自己株式	△ 113	△ 0.0	△ 79	△ 0.0	△ 33
資本合計	171,632	18.8	164,160	18.8	7,472
負債・資本合計	912,894	100.0	870,628	100.0	42,265

（重要な会計方針）

1.　有価証券の評価方法は以下による。
　1)　関係会社株式
　　移動平均法による原価法
　2)　その他有価証券
　　・市場価格のあるもの・・・決算期末日の市場価格等に基づく時価法
　　　なお、評価差額の処理は全部資本直入法を適用し、評価差額の合計額から税効果額を控除した後の金額を資本の部に「株式等評価差額金」として表示している。
　　　また、売却原価は移動平均法により算定している。
　　・市場価格のないもの・・・移動平均法による原価法
　　なお、売買目的有価証券ならびに満期保有目的債券については保有していない。
2.　たな卸資産は、個別法及び移動平均法による原価法により評価している。
3.　デリバティブの評価方法は、時価法によっている。
4.　有形固定資産の減価償却の方法は、定率法によっている。但し、平成10年４月１日以降に取得した建物（建物附属設備を除く）については、定額法を採用している。
5.　外貨建の資産又は負債の本邦通貨への換算基準は、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会 平成11年10月22日））によっている。
　なお、外貨建金銭債権債務は決算日の直物為替相場により円換算し換算差額は損益として処理している。
6.　引当金の計上基準
　1)　貸倒引当金は、債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。
　2)　賞与引当金は、当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。
　3)　保証工事引当金は、保証工事費用の支出に備え、過去の実績又は個別の見積りに基づき計上している。
　4)　受注工事損失引当金は、期末の未引渡工事のうち、将来、大幅な損失が発生すると見込まれ、かつ、期末時点で当該工事損失額を合理的に見積もることが可能な工事について、翌期以降の損失見積額を計上している。なお、この引当金は商法施行規則43条に規定する引当金である。
　5)　退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務および年金資産（退職給付信託）の見込額に基づき当期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。また、数理計算上の差異は、10年による定額法により翌期から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。なお、期末残高には、平成17年４月１日付の破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等一括処理額1,315百万円が含まれている。
　6)　役員退職慰労引当金は、役員の退職慰労金支給に備えるため、内規に基づく50%相当額を計上している。なお、この引当金は商法施行規則第43条に規定する引当金である。
7.　ヘッジ会計の方針
　繰延ヘッジ会計を適用しており、デリバティブ取引等ヘッジ手段を時価評価したことによる評価損益ならびに評価差額金については、ヘッジ対象に係る損益が認識されるまで資産または負債として繰り延べている。
8.　請負工事に係る収益の計上は、長期・大型の請負工事（工期１年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。

　（会計方針の変更）
　　従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当期より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が15,824百万円増加し、営業利益・経常利益・税引前当期純利益がそれぞれ2,135百万円増加している。

9.　消費税及び地方消費税の会計処理は、税抜方式によっている。

注　記　事　項

（損益計算書関係）

当　　期 （平成16年４月１日から平成17年３月31日まで）	前　　期 （平成15年４月１日から平成16年３月31日まで）
1. 関係会社との取引高 売上高　312,317百万円 仕入高　150,505百万円 営業取引以外の取引高　8,328百万円	1. 関係会社との取引高 売上高　270,127百万円 仕入高　145,553百万円 営業取引以外の取引高　7,320百万円
2. 研究開発費の総額　10,868百万円	2. 研究開発費の総額　12,697百万円
3. 固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。	3. 子会社株式売却益は、川重防災工業㈱株式の一部売却によるものである。
4. 分社に伴う退職給付会計基準変更時差異等一括処理額は、破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等の未処理額を一括計上したもの等である。	4. 固定資産売却益は、社宅跡地等の売却によるものである。
5. 工事費用清算金は、プラント工事において発生した工程遅延等に係る追加費用を清算したものである。	5. 子会社整理損失は、川崎食品産業㈱の営業譲渡等に伴うものである。
	6. 工場閉鎖に係る損失は、旧野田工場内の建物等の除却損・解体撤去費用及び跡地の一部売却益である。

（貸借対照表関係）

当　　期 （平成17年３月31日現在）	前　　期 （平成16年３月31日現在）
1. 有形固定資産に対する減価償却累計額 355,799百万円	1. 有形固定資産に対する減価償却累計額 351,791百万円
2. 関係会社に対する短期金銭債権　171,431百万円 〃　長期金銭債権　10,668百万円 〃　短期金銭債務　86,009百万円	2. 関係会社に対する短期金銭債権　146,185百万円 〃　長期金銭債権　5,316百万円 〃　短期金銭債務　72,747百万円
3. 担保に供している資産 有形固定資産　666百万円 投資有価証券　30百万円	3. 担保に供している資産 有形固定資産　668百万円 投資有価証券　30百万円
4. 保証債務 57,496百万円	4. 保証債務 77,718百万円
5. 社債の信託型デット・アサンプションに係る偶発債務 以下の社債に関し、デット・アサンプション特定運用金銭信託契約および債務履行引受契約を金融機関と締結し、債務を譲渡している。従って、同社債に係る譲渡債務と同契約による支払金額とを相殺消去しているが、社債権者に対する当社の社債償還義務は社債償還時まで存続する。	

銘　柄	第19回 無担保普通社債
契約締結日	平成17年3月30日
譲渡金額　（百万円）	10,000

（有　価　証　券）

当期（平成17年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

（単位　百万円）

種　類	貸借対照表計上額	時　価	差　額
子会社株式	635	5,623	4,988
関連会社株式	1,104	2,279	1,175
合　計	1,739	7,902	6,163

前期（平成16年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

（単位　百万円）

種　類	貸借対照表計上額	時　価	差　額
子会社株式	635	6,705	6,070
関連会社株式	1,104	2,141	1,037
合　計	1,739	8,847	7,108

8. 受注・販売の状況（単独ベース）

(注)「財務諸表作成のための基本となる重要な事項（39頁）」に記載の通り、従来、当社は、長期・大型の請負工事（工期１年超、請負金額50億円以上）に係る収益の計上について工事進行基準を採用していたが、当期より、工事進行基準の適用基準を「工期１年超、請負金額30億円以上」に変更している。この変更により、当期の売上高が15,824百万円増加し、受注残高が同額減少している。詳細は「セグメント情報」(30頁)参照。

部門別売上高・受注高・受注残高

＜受 注 高＞ （単位　百万円）

部　　門	当期（平成16年４月１日から平成17年３月31日まで）		前期（平成15年４月１日から平成16年３月31日まで）		比 較 増 減	
	金　額	構成比%	金　額	構成比%	金　額	増減率%
車両部門	164,285	18.8	122,079	14.9	42,206	34.5
航空宇宙部門	196,161	22.5	198,577	24.3	△ 2,416	△ 1.2
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	152,718	17.5	122,592	15.0	30,125	24.5
ﾌﾟﾗﾝﾄ・環境・鉄構部門	121,579	13.9	151,754	18.5	△ 30,175	△ 19.8
汎用機部門	235,983	27.1	220,883	27.0	15,099	6.8
合　計	870,727	100.0	815,886	100.0	54,840	6.7
輸出受注高	464,839	53.3	408,135	50.0	56,704	13.8

(注) 汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

＜売 上 高＞ （単位　百万円）

部　　門	当期（平成16年４月１日から平成17年３月31日まで）		前期（平成15年４月１日から平成16年３月31日まで）		比 較 増 減	
	金　額	構成比%	金　額	構成比%	金　額	増減率%
車両部門	151,824	17.3	94,238	12.0	57,585	61.1
航空宇宙部門	170,425	19.4	154,769	19.7	15,656	10.1
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	132,103	15.0	128,000	16.3	4,102	3.2
ﾌﾟﾗﾝﾄ・環境・鉄構部門	185,896	21.2	184,658	23.5	1,237	0.6
汎用機部門	235,983	26.9	220,883	28.2	15,099	6.8
合　計	876,232	100.0	782,550	100.0	93,681	11.9
輸出売上高	447,991	51.1	343,760	43.9	104,231	30.3

＜受注残高＞ （単位　百万円）

部　　門	当期（平成17年３月31日現在）		前期（平成16年３月31日現在）		比 較 増 減	
	金　額	構成比%	金　額	構成比%	金　額	増減率%
車両部門	262,499	28.3	246,998	26.6	15,500	6.2
航空宇宙部門	274,975	29.6	248,567	26.8	26,408	10.6
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	174,824	18.8	152,943	16.5	21,880	14.3
ﾌﾟﾗﾝﾄ・環境・鉄構部門	214,715	23.1	278,100	30.0	△ 63,384	△ 22.7
汎用機部門	-	-	-	-	-	-
合　計	927,014	100.0	926,609	100.0	404	0.0
輸出受注残高	455,198	49.1	431,432	46.5	23,765	5.5

＊単独＊

9. 役員の異動（2005年6月末予定）

（　　）内は現役職名

（1）代表取締役の異動

氏名	現役職名	異動
たざき　まさもと 田崎　雅元	（代表取締役社長）	代表取締役会長
おおはし　ただはる 大橋　忠晴	（代表取締役副社長）	代表取締役社長

（2）新任代表取締役候補者

氏名	現役職名	異動
のぐち　じろう 野口　二郎	（執行役員 経営企画部長）	代表取締役常務就任予定
せがわ　まさし 瀬川　雅司	（執行役員 車両ｶﾝﾊﾟﾆｰﾌﾟﾚｼﾞﾃﾞﾝﾄ）	代表取締役常務就任予定

（3）監査役候補者

①新任

氏名	現役職名	異動
たのうえ　あきら 田上　朗	（法務部長）	監査役就任予定
どい　けんぞう 土井　憲三	［弁護士］	監査役就任予定

②任期満了に伴う再任

氏名	現役職名	異動
かわもと　ひろし 川本　洋	（監査役）	監査役就任予定

（4）補欠監査役候補者

氏名	現役職名	異動
ささき　ともこ 佐々木　知子	［弁護士］	補欠監査役就任予定

（5）退任予定取締役

氏名	現役職名	異動
にしむら　ただし 西村　正	（取締役）	顧問就任予定
さえき　たけひこ 佐伯　武彦	（取締役）	ｼﾆｱ・ｽﾄﾗﾃｼﾞｯｸ・ｱﾄﾞﾊﾞｲｻﾞｰ （特別顧問）就任予定
まえだ　たくや 前田　卓也	（取締役）	嘱託就任予定
たどころ　しゅういち 田所　修一	（取締役）	㈱川崎造船　会長就任予定

（6）退任予定監査役

氏名	現役職名
わだ　よしつぐ 和田　義次	（監査役）
まえだ　みつぎ 前田　貢	（監査役）

以　上

EXHIBIT 6


FASF

April 28, 2005
(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS

For the years ended March 31, 2005 and 2004

Operating results

	Millions of yen		% Change	Thousands of U.S. dollars
	2005	2004		*2005*
Net sales	¥ **1,241,592**	¥ **1,160,252**	**+7%**	*$ 11,559,371*
Operating income (loss)	**24,744**	**22,250**	**+11%**	*230,370*
Net income (loss)	**11,479**	**6,333**	**+81%**	*106,871*
Net income (loss) per share (Yen)	**7.9**	**4.4**		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of March 31, 2005	¥ **1,194,473**	¥ **201,465**	**17%**
As of March 31, 2004	1,156,904	190,175	16%
As of March 31, 2005	*$ 11,120,687*	*$ 1,875,663*	—

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of March 31, 2005	¥ **139.7**	**1,442,359**
As of March 31, 2004	131.8	1,442,542
As of March 31, 2005	*$ 1.30*	—

Cash flows

	Millions of yen		Thousands of U.S. dollars
	2005	2004	*2005*
Operating activities	¥ **71,422**	¥ **42,811**	*$ 664,947*
Investing activities	**(17,714)**	**(25,868)**	*(164,919)*
Financing activities	**(51,839)**	**(35,544)**	*(482,627)*
Cash and cash equivalents at end of year	**44,385**	**42,375**	*413,230*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2006	¥ 1,270,000	¥ 14,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥107.41=$1, the rate prevailing as of March 31, 2005, solely for the convenience of the readers.

3. Effective April 1, 2004, Kawasaki Heavy Industries, Ltd. (the "Company") changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥ 3,000 million. Previously, it had been applied to long-term contracts exceeding ¥ 5,000 million.

The Company made this change in accounting policy for appropriate periodic accounting of profit and loss, by expanding the range of application of the percentage-of-completion method.

As a result of this change, net sales increased ¥15,824 million ($ 147,323 thousand). Operating income and income before income taxes and minority interests increased ¥ 2,135 million ($ 19,877 thousand) respectively, compared with the amounts which would have been recognized under the previous method of accounting.

4. Effective April 1, 2004, the Company changed the accounting periods for consolidation of five subsidiaries (Kawasaki Motors Japan Ltd., Kawasaki Motors Corp.,U.S.A., Kawasaki Motors Europe N.V., and the other two subsidiaries) from 12 months ending December 31 to March 31 to improve transparency and quality of consolidated financial statements.

The effect of this change was to decrease the Company's retained earnings as of the beginning of this fiscal year by ¥ 222 million ($ 2,067 thousand).

This financial results include the accounts of these five subsidiaries as of March 31, 2005.

Condensed Consolidated Balance Sheets

(Consolidated)

As of March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	*2005*
Assets :			
Current assets :			
Cash on hand and in banks	¥ **44,629**	¥ 43,064	$ *415,501*
Receivables, less allowance	**413,619**	376,807	*3,850,843*
Inventories	**332,333**	335,064	*3,094,060*
Other current assets	**46,424**	44,545	*432,213*
Total current assets	**837,005**	799,480	*7,792,617*
Investments and long-term loans less allowance :	**79,569**	77,839	*740,797*
Net property, plant and equipment :	**243,166**	248,922	*2,263,905*
Intangible and other assets :	**34,733**	30,663	*323,368*
Total assets	¥ **1,194,473**	¥ 1,156,904	$ *11,120,687*
Liabilities, minority interests and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ **146,605**	¥ 188,652	$ *1,364,910*
Trade payables	**348,389**	286,117	*3,243,543*
Advances from customers	**106,574**	110,900	*992,217*
Other current liabilities	**96,914**	91,870	*902,281*
Total current liabilities	**698,482**	677,539	*6,502,951*
Long-term liabilities :			
Long-term debt, less current portion	**207,279**	210,819	*1,929,792*
Others	**82,556**	74,516	*768,607*
Total long-term liabilities	**289,835**	285,335	*2,698,399*
Minority interests	**4,691**	3,855	*43,674*
Shareholders' equity :			
Common stock	**81,427**	81,427	*758,095*
Capital surplus	**31,390**	31,388	*292,245*
Retained earnings	**88,704**	80,469	*825,845*
Net unrealized gain on securities	**16,910**	13,266	*157,434*
Foreign currency translation adjustments	**(16,843)**	(16,283)	*(156,811)*
Treasury stock	**(123)**	(92)	*(1,145)*
Total shareholders' equity	**201,465**	190,175	*1,875,663*
Total liabilities, minority interests and shareholders' equity	¥ **1,194,473**	¥ 1,156,904	$ *11,120,687*

Condensed Consolidated Statements of Operations

(Consolidated)

For the years ended March 31, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars
	2005	2004	Change	*2005*
Net sales	¥ **1,241,592**	¥ 1,160,252	**+7%**	$ *11,559,371*
Cost of sales	**1,088,219**	998,416		*10,131,450*
Gross profit	**153,373**	161,836		*1,427,921*
Selling, general and administrative expenses	**128,629**	139,586		*1,197,551*
Operating income (loss)	**24,744**	22,250	**+11%**	*230,370*
Other income (expenses) :				
Interest and dividend income	**3,241**	3,476		*30,174*
Equity in income (loss) of non-consolidated subsidiaries and affiliates	**506**	941		*4,711*
Interest expense	**(6,296)**	(7,274)		*(58,617)*
Other, net	**(1,631)**	(8,151)		*(15,185)*
Income (loss) before income taxes and minority interests	**20,564**	11,242	**+83%**	*191,453*
Income taxes	**(8,495)**	(4,714)		*(79,089)*
Minority interests in net income of consolidated subsidiaries	**(590)**	(195)		*(5,493)*
Net income (loss)	¥ **11,479**	¥ 6,333	**+81%**	$ *106,871*

Condensed Consolidated Statements of Cash Flows

For the year ended March 31, 2005 and 2004

(Consolidated)

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 20,564	¥ 11,242	$ 191,453
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	31,555	32,590	293,781
Decrease (increase) in assets	(29,132)	9,910	(271,222)
Increase (decrease) in liabilities	55,054	(753)	512,559
Other	(6,619)	(10,178)	(61,624)
Net cash provided by operating activities	¥ 71,422	¥ 42,811	$ 664,947
Cash flows from investing activities:			
Acquisition of tangible and intangible assets	(31,138)	(38,891)	(289,899)
Acquisition of investments in securities	(1,301)	(1,029)	(12,112)
Other	14,725	14,052	137,092
Net cash used for investing activities	¥ (17,714)	¥ (25,868)	$ (164,919)
Cash flows from financing activities:			
Decrease in short-term borrowings	(31,736)	(16,320)	(295,466)
Proceeds from long-term debt	57,732	44,499	537,492
Repayment of long-term debt	(75,241)	(60,829)	(700,503)
Other	(2,594)	(2,894)	(24,150)
Net cash provided by (used for) financing activities	¥ (51,839)	¥ (35,544)	$ (482,627)
Effect of exchange rate changes	180	(191)	1,676
Net decrease in cash and cash equivalents	2,049	(18,792)	19,077
Cash and cash equivalents at beginning of year	42,375	59,837	394,516
Decrease in cash and cash equivalents by change of consolidation period of subsidiaries	(39)	—	(363)
Increase in cash and cash equivalents arising from newly consolidated subsidiaries	—	1,330	—
Decrease in cash and cash equivalents arising from exclusion of consolidated subsidiaries	(0)	—	(0)
Cash and cash equivalents at end of year	¥ 44,385	¥ 42,375	$ 413,230

Segment information

(Consolidated)

(a) Information by industry segment

	Millions of yen							
	2005							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 87,081	¥ 1,125	¥ 88,206	¥ 87,175	¥ 1,031	¥ 100,996	¥ 2,359	¥ 1,630
Rolling Stock, Construction Machinery & Crushing Plant	171,731	1,445	173,176	165,424	7,752	157,419	2,437	2,629
Aerospace	188,255	1,960	190,215	184,130	6,085	223,010	5,221	8,163
Gas Turbines & Machinery	141,366	19,758	161,124	158,443	2,681	124,063	2,971	2,374
Plant & Infrastructure Engineering	191,012	15,353	206,365	220,823	(14,458)	153,685	1,942	640
Consumer Products & Machinery	338,450	5,036	343,486	326,784	16,702	253,958	11,865	10,191
Other	123,697	43,254	166,951	161,939	5,012	156,040	2,714	3,370
Total	1,241,592	87,931	1,329,523	1,304,718	24,805	1,169,171	29,509	28,997
Eliminations and corporate	-	(87,931)	(87,931)	(87,870)	(61)	25,302	2,046	695
Consolidated total	¥ 1,241,592	¥ -	¥ 1,241,592	¥ 1,216,848	¥ 24,744	¥ 1,194,473	¥ 31,555	¥ 29,692

	Millions of yen							
	2004							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 94,939	¥ 976	¥ 95,915	¥ 98,276	¥ (2,361)	¥ 89,850	¥ 2,442	¥ 5,294
Rolling Stock, Construction Machinery & Crushing Plant	120,597	2,950	123,547	119,225	4,322	127,786	2,612	3,393
Aerospace	173,783	1,713	175,496	171,252	4,244	219,777	4,959	9,030
Gas Turbines & Machinery	136,468	14,958	151,426	146,890	4,536	124,065	2,962	2,955
Plant & Infrastructure Engineering	191,412	12,882	204,294	203,075	1,219	177,888	2,019	1,105
Consumer Products & Machinery	318,325	3,982	322,307	315,057	7,250	240,242	12,422	15,016
Other	124,728	42,039	166,767	163,520	3,247	140,986	2,709	2,053
Total	1,160,252	79,500	1,239,752	1,217,295	22,457	1,120,594	30,125	38,846
Eliminations and corporate	-	(79,500)	(79,500)	(79,293)	(207)	36,310	2,465	2,656
Consolidated total	¥ 1,160,252	¥ -	¥ 1,160,252	¥ 1,138,002	¥ 22,250	¥ 1,156,904	¥ 32,590	¥ 41,502

	Thousands of U.S. dollars							
	2005							
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*	*Total assets*	*Depreciation and amortization*	*Capital expenditures*
Shipbuilding	*$ 810,735*	*$ 10,474*	*$ 821,209*	*$ 811,610*	*$ 9,599*	*$ 940,285*	*$ 21,962*	*$ 15,176*
Rolling Stock, Construction Machinery & Crushing Plant	*1,598,836*	*13,453*	*1,612,289*	*1,540,117*	*72,172*	*1,465,590*	*22,689*	*24,476*
Aerospace	*1,752,677*	*18,248*	*1,770,925*	*1,714,272*	*56,653*	*2,076,250*	*48,608*	*75,999*
Gas Turbines & Machinery	*1,316,134*	*183,949*	*1,500,083*	*1,475,123*	*24,960*	*1,155,041*	*27,660*	*22,102*
Plant & Infrastructure Engineering	*1,778,345*	*142,938*	*1,921,283*	*2,055,889*	*(134,606)*	*1,430,826*	*18,080*	*5,959*
Consumer Products & Machinery	*3,151,010*	*46,886*	*3,197,896*	*3,042,398*	*155,498*	*2,364,379*	*110,465*	*94,879*
Other	*1,151,634*	*402,700*	*1,554,334*	*1,507,672*	*46,662*	*1,452,751*	*25,268*	*31,375*
Total	*11,559,371*	*818,648*	*12,378,019*	*12,147,081*	*230,938*	*10,885,122*	*274,732*	*269,966*
Eliminations and corporate	*-*	*(818,648)*	*(818,648)*	*(818,080)*	*(568)*	*235,565*	*19,049*	*6,470*
Consolidated total	*$ 11,559,371*	*$ -*	*$ 11,559,371*	*$ 11,329,001*	*$ 230,370*	*$ 11,120,687*	*$ 293,781*	*$ 276,436*

(b) Information by geographic area

	Millions of yen					
	2005					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 936,237	¥ 208,048	¥ 1,144,285	¥ 1,123,267	¥ 21,018	¥ 996,923
North America	196,840	15,212	212,052	210,805	1,247	127,798
Europe	78,027	3,835	81,862	81,448	414	57,218
Asia	25,145	15,898	41,043	39,171	1,872	20,252
Other Areas	5,343	99	5,442	5,818	(376)	3,664
Total	1,241,592	243,092	1,484,684	1,460,509	24,175	1,205,855
Eliminations and corporate	-	(243,092)	(243,092)	(243,661)	569	(11,382)
Consolidated total	¥ 1,241,592	¥ -	¥ 1,241,592	¥ 1,216,848	¥ 24,744	¥ 1,194,473

	Millions of yen					
	2004					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 877,222	¥ 182,132	¥ 1,059,354	¥ 1,038,482	¥ 20,872	¥ 975,129
North America	187,216	15,267	202,483	202,886	(403)	115,262
Europe	70,951	4,595	75,546	74,912	634	46,762
Asia	19,756	13,942	33,698	33,062	636	19,420
Other Areas	5,107	88	5,195	5,345	(150)	2,846
Total	1,160,252	216,024	1,376,276	1,354,687	21,589	1,159,419
Eliminations and corporate	-	(216,024)	(216,024)	(216,685)	661	(2,515)
Consolidated total	¥ 1,160,252	¥ -	¥ 1,160,252	¥ 1,138,002	¥ 22,250	¥ 1,156,904

	Thousands of U.S. dollars					
	2005					
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*	*Total assets*
Japan	*$ 8,716,479*	*$ 1,936,952*	*$ 10,653,431*	*$ 10,457,751*	*$ 195,680*	*$ 9,281,473*
North America	*1,832,604*	*141,626*	*1,974,230*	*1,962,620*	*11,610*	*1,189,815*
Europe	*726,441*	*35,704*	*762,145*	*758,290*	*3,855*	*532,706*
Asia	*234,103*	*148,012*	*382,115*	*364,687*	*17,428*	*188,549*
Other Areas	*49,744*	*922*	*50,666*	*54,166*	*(3,500)*	*34,112*
Total	*11,559,371*	*2,263,216*	*13,822,587*	*13,597,514*	*225,073*	*11,226,655*
Eliminations and corporate		*(2,263,216)*	*(2,263,216)*	*(2,268,513)*	*5,297*	*(105,968)*
Consolidated total	*$ 11,559,371*	*$ -*	*$ 11,559,371*	*$ 11,329,001*	*$ 230,370*	*$ 11,120,687*

(c) Overseas sales

	Millions of yen				*Thousands of U.S. dollars*
	2005		2004		*2005*
	Overseas sales	% against net sales	Overseas sales	% against net sales	*Overseas sales*
North America	¥ 236,847	19.0%	¥ 240,121	20.7%	*$ 2,205,074*
Europe	100,362	8.0%	109,026	9.4%	*934,382*
Asia	171,461	13.8%	91,908	7.9%	*1,596,322*
Other Areas	105,274	8.4%	81,824	7.1%	*980,114*
Total	¥ 613,944	49.4%	¥ 522,879	45.1%	*$ 5,715,892*

(Consolidated)

Net sales, orders and order backlog by industry segment

For the years ended March 31, 2005 and 2004

	Millions of yen						%	Thousands of U.S. dollars
	2005			2004			Change	2005
Net sales :								
Shipbuilding	¥	87,081	(7%)	¥	94,939	(8%)	-8%	$ 810,735
Rolling Stock, Construction Machinery & Crushing Plant		171,731	(14%)		120,597	(10%)	+42%	1,598,836
Aerospace		188,255	(15%)		173,783	(15%)	+8%	1,752,677
Gas Turbines & Machinery		141,366	(12%)		136,468	(12%)	+4%	1,316,134
Plant & Infrastructure Engineering		191,012	(15%)		191,412	(17%)	0%	1,778,345
Consumer Products & Machinery		338,450	(27%)		318,325	(27%)	+6%	3,151,010
Other		123,697	(10%)		124,728	(11%)	-1%	1,151,634
Total		1,241,592	(100%)		1,160,252	(100%)	+7%	11,559,371
Orders :								
Shipbuilding		155,832	(12%)		123,756	(10%)	+26%	1,450,815
Rolling Stock, Construction Machinery & Crushing Plant		178,369	(14%)		153,399	(12%)	+16%	1,660,637
Aerospace		214,702	(16%)		216,201	(18%)	-1%	1,998,901
Gas Turbines & Machinery		162,700	(12%)		129,987	(11%)	+25%	1,514,756
Plant & Infrastructure Engineering		126,403	(10%)		156,145	(13%)	-19%	1,176,827
Consumer Products & Machinery		338,450	(26%)		318,325	(26%)	+6%	3,151,010
Other		125,389	(10%)		128,915	(10%)	-3%	1,167,387
Total	¥	1,301,845	(100%)	¥	1,226,728	(100%)	+6%	$ 12,120,333

	Millions of yen						%	Thousands of U.S. dollars
	As of Mar. 31, 2005			As of Mar. 31, 2004			Change	As of Mar. 31, 2005
Order backlog :								
Shipbuilding	¥	263,707	(21%)	¥	193,705	(16%)	+36%	$ 2,455,144
Rolling Stock, Construction Machinery & Crushing Plant		300,837	(24%)		294,017	(25%)	+2%	2,800,828
Aerospace		287,441	(23%)		260,321	(22%)	+10%	2,676,110
Gas Turbines & Machinery		163,440	(13%)		140,327	(12%)	+16%	1,521,646
Plant & Infrastructure Engineering		210,160	(17%)		273,837	(23%)	-23%	1,956,615
Consumer Products & Machinery		-	(-%)		-	(-%)	-%	-
Other		28,824	(2%)		27,167	(2%)	+6%	268,355
Total	¥	1,254,409	(100%)	¥	1,189,374	(100%)	+5%	$ 11,678,698

EXHIBIT 7

June 6, 2005

Dear Shareholders

Masamoto Tazaki
President and CEO
Kawasaki Heavy Industries, Ltd.
1-1 Higashikawasaki-cho 3chome,
Chuo-ku, Kobe

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

We would like to invite you to the 182nd Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. to be held as outlined below.

If you are unable to attend, you may vote in writing and are respectfully requested to return to us the Voting Right Exercise Form indicating your approval or disapproval with your seal or signature after reading the attached information. Alternatively, you may vote via internet (http://www.web54.net) using your ID and temporary password printed on the Voting Right Exercise Form.

Date and time : Tuesday June 28, 2005, 10:00a.m. (Doors open from 9:00a.m.)
Place : 5-7 Higashikawasaki-cho 1 chome, Chuo-ku, Kobe
Kobe Joho Bunka Building 4F, Kobe Shimbun Matsukata Hall

Agenda:

Reports:

1. Report on the Business report, the Non-Consolidated balance sheet and the Non-Consolidated income statement for the 182nd Business Term (from April 1 , 2004 to March 31 , 2005)
2. Report on the Consolidated balance sheet and the Consolidated income statement for the 182nd Business Term (from April 1 , 2004 to March 31 , 2005),as well as the Audit Reports

Proposals:

No.1: Approval of proposed appropriation of retained earnings for the 182nd Business Term
No.2: Partial amendments to the Articles of Incorporation
No.3: Election of nine (9) Directors
No.4: Election of three (3) Corporate Auditors and one (1) Substitute Corporate Auditor
No.5: Payment of Retirement bonus for retiring Directors and Corporate Auditors

No.6: Arrangement and payment of retirement bonus for Directors and Corporate Auditors associated with abolition of the Retirement bonus system for Directors and Corporate Auditors

-END-

This is a summary translation of a notice in Japanese circulated to Japanese shareholders and merely for the convenience of foreign shareholders.

Referential information for exercising your voting rights

1.Total number of voting rights held by all shareholders:

1,433,421 votes

2.Proposal and referential matters

No.1 : Approval of proposed appropriation of retained earnings for the 182nd Business Term.

It is the Company's basic policy to pay stable cash dividends to its shareholders, giving due attention to increasing retained earnings to strengthen and expand its business foundation for future growth. Taking into consideration of the level of profits and various other factors, including the retained earnings, we propose that a year-end dividend be paid in the amount of ¥2.5 per ordinary share.

Moreover, we propose that bonuses be paid to directors in the aggregate amount of ¥40,000,000.

The proposal for the appropriation of retained earnings is as follows.

Proposed appropriations of retained earnings

	(In yen)	(In U.S.dollars)
Unappropriated retained earnings at the end of the period	37,361,428,338	347,839,385
Reversal of reserve for special depreciation	190,388,381	1,772,539
Reversal of reserve for overseas investment loss	1,762,688	16,411
Reversal of reserve for deferred gain on sales of fixed assets	2,032,163,402	18,919,685
Total	39,585,742,809	368,548,020
Proposed appropriation:		
Cash dividends(¥2.5 per share)	3,606,134,760	33,573,548
Directors' bonuses	40,000,000	372,405
Reserve for special depreciation	228,744,101	2,129,635
Reserve for deferred gain on sales of fixed assets	1,344,040,486	12,513,178
Unappropriated retained earnings to be carried forward	34,366,823,462	319,959,254

(Note) Japanese Yen is converted to the U.S. Dollars at the rate of 107.41 Yen per dollar, the exchange rate at March 31, 2005.

No. 2: Partial Amendments to the Articles of Incorporation

Reasons for the proposed amendments

(1) We propose to reduce the maximum number of Directors from the current twenty (20) to fifteen (15) in line with organizational restructuring such as spin-offs to promote the further selection and focus of businesses. Accordingly, Article 19 is proposed for amendment.

(2) We propose that the term of office of Directors be reduced from the current two years to one year to build an effective management system that can swiftly cope with the changing operating environment and to increase the number of opportunities for shareholders to express their trust on clearer business responsibilities. Accordingly, Article 21 is proposed for amendment.

(3) We propose to establish several provisions regarding Substitute Auditors who fill a vacancy in preparation for the case when the number of statutory Auditors might be insufficient. Accordingly, articles 31 and 32 are proposed for amendment.

The details of these amendments are as follows:

(Amended portions underlined)

Current Articles	Proposed Amendments
Number of Directors Art. 19 The authorized number of Directors of the Corporation shall not exceed than <u>20</u>.	**Number of Directors** Art. 19 The authorized number of Directors of the Corporation shall not exceed than <u>15.</u>
Term of Office Art. 21 1) The term of office of Directors shall expire at the Ordinary Meeting of Shareholders convened <u>for the purpose of the settlement of accounts for the last fiscal period during the second year</u> after their election.	**Term of Office** Art. 21 1) The term of office of Directors shall expire at the Ordinary Meeting of Shareholders convened <u>for the first time</u> after their election.
<u>2) The term of office of a Director elected to increase the number of the Directors or to fill a vacancy shall be the same as the remaining term of the other Directors then in office.</u>	2) (To be deleted)

Current Articles	Proposed Amendments
Method of Election Art. 31 1) The Auditors shall be elected at the Meeting of Shareholders. (New establishment) 2) A resolution as to election of Auditors must be adopted by a majority of votes of those shareholders present at a Meeting where those shareholders have more than one-third of the aggregate number of voting rights. (New establishment) (New establishment)	**Method of Election** Art. 31 1) (The same as the existing one) 2) To prepare for the case when the number of statutory Auditors might be insufficient, the General Meeting of Shareholders may elect Substitute Auditors. 3) A resolution as to election of Auditors and Substitute Auditors must be adopted by a majority of votes of those shareholders present at a Meeting where those shareholders have more than one-third of the aggregate number of voting rights. 4) The validity of the election of Substitute Auditors shall expire at the opening of the Ordinary General Meeting of Shareholders convened for the purpose of the settlement of accounts for the first fiscal period after their election. 5) Substitute Auditors shall assume the post of Auditors to fill vacancies if the number of statutory Auditors is insufficient.
Term of Office Art. 32 The term of office of Auditors shall expire at the Ordinary Meeting of Shareholders convened for the purpose of the settlement of accounts for the last fiscal period during the fourth year after their election. (New establishment)	**Term of Office** Art. 32 (The same as the existing one) 2) The term of office of Substitute Auditors elected to fill a vacancy under Paragraph 5 of the preceding Art. 31 shall be the same as the remaining term of the retired Auditors.

No.3: Election of nine (9) Directors.

As the term of office of all eleven (11) Directors will expire at the end of this ordinary general meeting of shareholders, we propose to elect nine (9) Directors.

The candidates for Director are as follows:

No.	Name (Date of Birth)	Brief Personal History [Representation in other company]	Shares of the company
1	Masamoto Tazaki (Sept.6, 1935)	Apr.1958- Joined Kawasaki Aircraft Co., Ltd. (At present Kawasaki Heavy Industries, Ltd.) Jun.1992- Director Jun.1996- Senior Vice President Jun.1997- Executive Vice President Jun.2000- President and CEO (current position) [Representation in other company] Representative Director, The Shinko Building, Limited.	111,000 Shares
2	Shinichi Morita (Mar.31,1942)	Apr.1964- Joined Kawasaki Aircraft Co., Ltd. (At present Kawasaki Heavy Industries, Ltd.) Jun.2000- Director Senior Manager , Corporate Planning Office (In charge of Public Relations Dept. and Subsidiary Company Control Office) Apr.2001- Senior Vice President Senior Manager, Corporate Planning Department Oct.2001- Senior Vice President Senior Manager, Corporate Planning Department Vice President, Consumer Products & Machinery Company Jan.2002- Senior Vice President Vice President, Consumer Products & Machinery Company Apr.2002- Senior Vice President President, Consumer Products & Machinery Company (current position)	68,000 Shares
3	Masatoshi Terasaki (Nov.18,1942)	Apr.1966- Joined Kawasaki Heavy Industries, Ltd. Jun.2002- Senior Vice President Apri.2005- Senior Executive Vice President (current position)	80,000 Shares

No.	Name (Date of Birth)	Brief Personal History [Representation in other company]	Shares of the company
4	Takashi Yoshino (May 29,1943)	Apr.1969- Joined Kawasaki Heavy Industries, Ltd. Apr.2000- General Manager, Machinery Division. Apr.2001- Executive Officer Vice President, Gas Turbine & Machinery Company (In charge of Technology & Quality Assurance) General Manager, Machinery Division. Apr.2002- Executive Officer Vice President, Gas Turbine & Machinery Company General Manager, Gas Turbine Research & Development Center General Manager, Machinery Division. Apr.2003- Executive Officer President, Gas Turbine & Machinery Company Jun.2003- Senior Vice President President, Gas Turbine & Machinery Company (current position)	46,000 Shares
5	Tadaharu Ohashi (Nov.9,1944)	Apr.1969- Joined Kawasaki Heavy Industries, Ltd. Jun.2003- Senior Vice President Apr.2005- Senior Executive Vice President (current position)	41,000 Shares
6	Akira Matsuzaki (Mar.1,1944)	Apr.1966- Joined Kawasaki Heavy Industries, Ltd. Apr.2000- General Manager, Construction Machinery Division Senior Manager, Manufacturing Department Apr.2001- Executive Officer Vice President, Rolling Stock, Construction Machinery & Crushing Plant Company (In charge of Construction Machinery and Crushing Plant) General Manager, Construction Machinery Division Apr.2004- Executive Officer General Manager, Corporate Technology Division Jun.2004- Senior Vice President General Manager, Corporate Technology Division (current position)	87,000 Shares

No.	Name (Date of Birth)	Brief Personal History [Representation in other company]	Shares of the company
7	Chikashi Motoyama (May 10,1945)	Apr.1973- Joined Kawasaki Heavy Industries, Ltd. Apr.1999- Deputy General Manager, Aerospace Division Senior Manager, Production Department Apr.2001- Executive Officer Vice President, Aerospace Company General Manager, Manufacturing Division Jan.2002- Executive Officer Vice President, Aerospace Company General Manager, Planning & Control Division General Manager, Manufacturing Division Apr.2003- Executive Officer Vice President, Aerospace Company (In charge of Planning & Control and Manufacturing) Apr.2004- Executive Officer President, Aerospace Company Jun.2004- Senior Vice President President, Aerospace Company (current position)	78,000 Shares
8	Jiroh Noguchi (Jun 19,1944)	Apr.1970- Joined Kawasaki Heavy Industries, Ltd. Jul.1999- Deputy Senior Manager, Planning & Control Office, Aerospace Group Apr.2001- General Manager, Planning & Control Division, Aerospace Company Jan.2002- Senior Manager, Personnel & Labor Administration Department Apr.2002- Executive Officer Senior Manager, Personnel & Labor Administration Department Apr.2005- Senior Manager, Corporate Planning Department (current position)	53,000 Shares

No.	Name (Date of Birth)	Brief Personal History [Representation in other company]	Shares of the company
9	Masashi Segawa (Nov.22,1947)	Apr.1970- Joined Kawasaki Heavy Industries, Ltd. Jan.1999- Senior Manager, Manufacturing Division, Rolling Stock Division, Ship & Rolling Stock Group Senior Manager, Manufacturing Department, Rolling Stock Division, Ship & Rolling Stock Group Manager, Manufacturing Business Section, Rolling Stock Division, Ship & Rolling Stock Group Apr.2001- General Manager, Manufacturing Division, Rolling Stock, Construction Machinery & Crushing Plant Company Apr.2003-In charge of Rolling Stock & Construction Machinery Company General Manager, Manufacturing Division, Rolling Stock, Construction Machinery & Crushing Plant Company Apr.2004- Executive Officer Vice President, Rolling Stock, Construction Machinery & Crushing Plant Company (In charge of Rolling Stock) Apr.2005- Executive Officer President, Rolling Stock & Construction Machinery Company (current position)	31,000 Shares

(Notes) The candidate, Masamoto Tazaki is Chairman of NIRO (The New Industry Research Organization), and the company transacts following business with NIRO.

・Contract for research of "Research and Development of Micromini 6 axis motion sensor for Robots."

There is no special conflict of interest between the Company and the other candidates.

No.4: Election of three (3) Corporate Auditors and one (1) Substitute Corporate Auditor.

As the term of office of the current Corporate Auditors, Yoshitsugu Wada and Hiroshi Kawamoto will expire, and Mitsugi Maeda will resign at the end of this ordinary general meeting of shareholders, we propose to elect three (3) Corporate Auditors.

Providing approval of proposal 2, we propose to elect one (1) Substitute Corporate Auditor. We have obtained the prior approval of the Board of Corporate Auditors on this proposal.

The candidates for Corporate Auditor and Substitute Corporate Auditor are as follows:

(The candidates for Corporate Auditor)

No.	Name (Date of Birth)	Brief Personal History	Shares of the company
1	Hiroshi Kawamoto (Jan.5, 1936)	Apr.1959- Joined Kawasaki Kisen Kaisya, Ltd Jun.1988- Director Jun.1990- Senior Vice President Jun.1994- Executive Vice President Jan.1998- Senior Executive Vice President Jun.2000- Resigned from Executive Vice President Jun.2002- Corporate auditor, Kawasaki Heavy Industries, Ltd. (current position)	27,000 Shares
2	Akira Tanoue (Apr.5, 1948)	Apr.1971- Joined Kawasaki Heavy Industries, Ltd. Apr.1999- In charge of Marketing & Planning Office, Plant Engineering Group Feb.2000- In charge of Corporate Planning Office Apr.2001- Senior Manager, Public Relations Department, Corporate Planning Department Apr.2002- Senior Manager, Legal Department (current position)	13,000 Shares
3	Kenzo Doi (Dec.5 1947)	Apr.1975- Admitted to Bar in Japan Joined Kitayma Law Office (At present Kitayama-Doi Law Office) (current position)	0 Share

(Note) There is no special conflict of interest between the Company and the candidates.

Messrs. Hiroshi Kawamoto and Kenzo Doi are candidates for outside corporate auditor as stipulated in Article 18, Paragraph 1 of the Law for Special Provision for the Commercial Code Concerning Audits, etc., of KABUSHIKI-KAISHA.

(The candidate for Substitute Corporate Auditor)

No.	Name (Date of Birth)	Brief Personal History	Shares of the company
4	Tomoko Sasaki (Mar.2, 1955)	Apr.1983- Joined Public Prosecutor, Tokyo Apr,1998- Retired from Public Prosecutor, Tokyo Admitted to Bar in Japan Jul,1998- A member of the House of Councilors Sep,2003- Parliamentary Secretary of Health, Labour and Welfare Jul,2004- Resained Parliamentary Secretary of Health, Labour and Welfare Expired the term of office of a member of the House of Councilors Established Sasaki Tomoko Law Office (current position)	0 Share

There is no special conflict of interest between the Company and the candidate.

Ms. Tomoko Sasaki is a candidate for outside corporate auditor as stipulated in Article 18, Paragraph 1 of the Law for Special Provision for the Commercial Code Concerning Audits, etc., of KABUSHIKI-KAISHA.

No.5: Payment of Retirement bonus for retiring Directors and Corporate Auditors.

Directors Tadashi Nishimura, Takehiko Saeki, Takuya Maeda and Shuichi Tadokoro and Corporate Auditors Mitsugi Maeda and Yoshitsugu Wada will retire at the end of this ordinary general meeting of shareholders. In appreciation of their service during their terms in office, we propose to pay them a retirement bonus, according to the standards of the Company. Specifically, the amount of retirement bonus to the Directors will be ¥294,150,000 in total and the amount of retirement bonus to the Corporate Auditors will be ¥24,585,000 in total. We also propose that the date and manner of payment be entrusted to the Board of Directors with respect to the payment to Directors, and to the agreement between Corporate Auditors with respect to the payment to Corporate Auditors.

Brief personal histories of each of the retiring Directors and the retiring Corporate Auditors are as follows:

Name	Brief Personal History
Tadashi Nishimura	Jun. 1995- Director Jun. 1997- Senior Vice President Apr, 2001- Senior Executive Vice President Apr. 2005- Director (current position)
Takehiko Saeki	Jun. 1997- Director Jun. 2000- Senior Vice President Apr, 2003- Senior Executive Vice President Apr. 2005- Director (current position)
Takuya Maeda	Jun. 1999- Director Jun. 2001- Senior Vice President Oct. 2004- Director (current position)
Shuichi Tadokoro	Jun. 1999- Director Jun. 2001- Senior Vice President Oct. 2002- Director (current position)
Mitsugi Maeda	Jun. 2000- Corporate Auditor (current position)
Yoshitsugu Wada	Jun. 2002- Full-time Corporate Auditor (current position)

No.6: Arrangement and payment of retirement bonus for Directors and Corporate Auditors associated with abolition of the Retirement bonus system for Directors and Corporate Auditors

We have decided to completely abolish the retirement bonus system for Directors and Corporate Auditors at the end of this ordinary general meeting of shareholders. Associated with the abolition of the retirement bonus system, we proposed to arrange and pay retirement bonuses to Directors Masamoto Tazaki, Shinichi Morita, Masatoshi Terasaki, Takashi Yoshino, Tadaharu Ohashi, Akira Matsuzaki and Chikashi Motoyama, and Corporate Auditors Hiroshi Kawamoto and Tadao Ueda, according to the standards of the Company. Specifically, the amount of the retirement bonus paid to the Directors will be ¥355,350,000 in total and the amount of the retirement bonus paid to the Corporate Auditors will be ¥8,280,000 in total. The payment will be made on the retirement of each of Directors and Corporate Auditor. We also propose that the manner of payment be entrusted to the Board of Directors with respect to the payment to Directors, and to the agreement between Corporate Auditors with respect to the payment to Corporate Auditors.

Brief personal histories of each of the Directors and the Corporate Auditors are as follows:

Name	Brief Personal History
Masamoto Tazaki	Jun.1992- Director Jun.1996- Senior Vice President Jun.1997- Executive Vice President Jun.2000- President and CEO (current position)
Shinichi Morita	Jun.2000- Director Apr.2001- Senior Vice President (current position)
Masatoshi Terasaki	Jun.2002- Senior Vice President Apri.2005- Senior Executive Vice President (current position)
Takashi Yoshino	Jun.2003-Senior Vice President (current position)
Tadaharu Ohashi	Jun.2003- Senior Vice President Apr.2005- Senior Executive Vice President (current position)
Akira Matsuzaki	Jun.2004- Senior Vice President (current position)
Chikashi Motoyama	Jun.2004- Senior Vice President (current position)
Hiroshi Kawamoto	Jun.2002-Corporate Auditor (current position)
Tadao Ueda	Jun.2004-Full-time Corporate Auditor (current position)

-END-

(Attachment)

Condensed Non-consolidated Balance Sheet

(As of March 31, 2005)

	(In millions of yen)	(In Thousands of U.S.dollars)
Assets :		
Current assets	622,416	5,974,772
Property, plant and equipment	130,278	1,212,902
Other non-current assets	160,200	1,491,480
Total assets	912,894	8,499,154
Liabilities and shareholders' equity :		
Current liabilities	512,535	4,771,772
Long-term liabilities	228,726	2,129,463
Shareholders' equity	171,633	1,597,919
Total liabilities and shareholders' equity	912,894	8,499,154

Condensed Non-consolidated Statement of Operations

(For the year ended March 31, 2005)

	(In millions of yen)	(In Thousands of U.S.dollars)
Net sales	876,233	8,157,835
Cost of sales	812,962	7,568,771
Gross profit	63,271	589,064
Selling, general and administrative expenses	53,233	495,605
Operating profit	10,038	93,459
Other income (expenses)	1,044	9,714
Profit before income taxes	11,082	103,173
Income taxes		
Current	(9,420)	(87,700)
Deferred	6,273	58,404
Net profit	7,935	73,877

(Note) Japanese Yen is translated into U.S. Dollars at the rate of 107.41 Yen per dollar, the exchange rate at March 31, 2005.

(Attachment)

Condensed Consolidated Balance Sheet

(As of March 31, 2005)

	(In millions of yen)	(In Thousands of U.S.dollars)
Assets :		
Current assets		
Cash on hand and in banks	44,629	415,501
Receivables, less allowance	413,619	3,850,843
Inventories	332,333	3,094,060
Other current assets	46,424	432,213
Total current assets	837,005	7,792,617
Investments and long-term loans less allowance :	79,569	740,797
Net Property, plant and equipment :	243,166	2,263,905
Intangible and other assets :	34,733	323,368
Total assets	1,194,473	11,120,687
Liabilities, minority and shareholders' equity :		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	146,605	1,364,910
Trade payables	348,389	3,243,543
Advances from customers	106,574	992,217
Other current liabilities	96,914	902,281
Total current liabilities	698,482	6,502,951
Long-term liabilities:		
Long-term debt, less current portion	207,279	1,929,792
Others	82,556	768,607
Total long-term liabilities	289,835	2,698,399
Minority interests	4,691	43,674
Shareholders' equity :		
Common stock	81,427	758,095
Capital surplus	31,390	292,245
Retained earnings	88,704	825,845
Net unrealized gain on securities	16,910	157,434
Foreign currency translation adjustments	(16,843)	(156,811)
Treasury stock	(123)	(1,145)
Total shareholders' equity	201,465	1,875,663
Total liabilities, minority interests and shareholders' equity	1,194,473	11,120,687

(Note) Japanese Yen is translated into U.S. Dollars at the rate of 107.41 Yen per dollar, the exchange rate at March 31, 2005.

(Attachment)

Condensed Consolidated Statement of Operations

(For the year ended March 31, 2005)

	(In millions of yen)	(In Thousands of U.S.dollars)
Net sales	1,241,592	11,559,371
Cost of sales	1,088,219	10,131,450
Gross profit	153,373	1,427,921
Selling, general and administrative expenses	128,629	1,197,551
Operating income(loss)	24,744	230,370
Other income (expenses):		
Interest and dividend income	3,241	30,174
Equity in income (loss) of non-consolidated subsidiaries and affiliates	506	4,711
Interest expense	(6,296)	(58,617)
Other, net	(1,631)	(15,185)
Income (loss) before income taxes and minority interests	20,564	191,453
Income taxes	(8,495)	(79,089)
Minority interests in net income of consolidated subsidiaries	(590)	(5,493)
Net income (loss)	11,479	106,871

(Note) Japanese Yen is translated into U.S. Dollars at the rate of 107.41 Yen per dollar, the exchange rate at March 31, 2005.

June 28, 2005

Dear Shareholders

Tadaharu Ohashi
President
Kawasaki Heavy Industries, Ltd.
1-1 Higashikawasaki-cho 3chome,
Chuo-ku, Kobe

RESOLUTIONS OF GENERAL MEETING OF SHAREHOLDERS

We inform you of the resolutions of the 182nd Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. held in Kobe on June 28, 2005 as follows:

Reported:

1. The Business report, the Non-Consolidated balance sheet and the Non-Consolidated income statement for the 182nd Business Term (from April 1 , 2004 to March 31 , 2005)
2. The Consolidated balance sheet and the Consolidated income statement for the 182nd Business Term (from April 1 , 2004 to March 31 , 2005),as well as the Audit Reports

The details of the above documents were reported.

Resolutions:

No.1: Approval of proposed appropriation of retained earnings for the 182nd Business Term

This proposal was approved as originally proposed. The dividend per ordinary share was determined to be ¥2.50.

No.2: Partial amendments to the Articles of Incorporation

This proposal to reduce the maximum number of Directors from twenty (20) to fifteen (15), to reduce the term of office of Directors from two years to one year, to establish several provisions regarding Substitute Auditors was approved as originally proposed.

No.3: Election of nine (9) Directors

Directors Masamoto Tazaki, Shinichi Morita, Masatoshi Terasaki, Tadaharu Ohashi, Akira Matsuzaki, Chikashi Motoyama, Jiroh Noguchi and Masashi Segawa were elected and have taken office.

No.4: Election of three (3) Corporate Auditors and one (1) Substitute Corporate Auditor

Corporate Auditors Hiroshi Kawamoto, Akira Tanoue, Kenzo Doi were elected and has taken office. And Substitute Corporate Auditor Tomoko Sasaki were elected.

No.5: Payment of Retirement bonus for retiring Directors and Corporate Auditors

It was approved as originally proposed that retirement bonus be paid for Directors Tadashi Nishimura, Takehiko Saeki, Takuya Maeda and Shuichi Tadokoro and Corporate Auditors Mitsugi Maeda and Yoshitsugu Wada, according to the standards of the Company, and that the date and the manner of payment to the retiring Directors be entrusted to the Board of Directors, and to the retiring Corporate Auditors be entrusted to the agreement between Corporate Auditors.

No.6: Arrangement and payment of retirement bonus for Directors and Corporate Auditors associated with abolition of the Retirement bonus system for Directors and Corporate Auditors

It was approved as originally proposed that retirement bonus be paid for Directors Masamoto Tazaki, Shinichi Morita, Masatoshi Terasaki, Takashi Yoshino, Tadaharu Ohashi, Akira Matsuzaki and Chikashi Motoyama and Corporate Auditors Tadao Ueda and Hiroshi Kawamoto, according to the standards of the Company, and that the date and the manner of payment to Directors be entrusted to the Board of Directors, and to Corporate Auditors be entrusted to the agreement between Corporate Auditors.

This translation has been prepared solely for the convenience of shareholders.

-END-

EXHIBIT 9

EXHIBIT 9
(Brief description)

Annual Business Report to the Shareholders (The 182th Business Term)

[Financial Highlights]

[Greetings]

[Outline of Business]

Shipbuilding
Rolling Stock, Construction Machinery & Crushing Plant
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery
Others

[Topics]

[Financial Results]

[Interim Consolidated Financial Statements March 30, 2005]

[Interim Non-Consolidated Financial Statements March 30, 2005]

[Corporate Data]

Date of Foundation
Paid-in Capital
Number of Employees
Head Office
Subsidiaries
Board of Directors
Number of Shares Outstanding
Number of Shareholders

EXHIBIT 10

(Brief description)

Annual Securities Report dated June 28, 2005

Annual Securities Report for the period from April 1st, 2004 to March 31st, 2005, describing the Corporation's capital, management, business, financial statements for the year and other matters concerning the Corporation.

[Contents]

I. Corporate Information (KHI Group)
- i. Outline of the Corporation
  1. Financial Highlights
  2. History
  3. Contents of Business
  4. Subsidiaries
  5. Employees
- ii. Business and Sales
  1. Summary of Business
  2. Production, Order and Sales
  3. Subject of Business
  4. Business Risk
  5. Important Contracts
  6. R & D
  7. Analysis of Financial Condition and Results of Operation
- iii. Plant and Equipment Investment
  1. Capital expenditures
  2. Production facilities of the Corporation
  3. Plant and Equipment Investment Plan
- iv. Outline of the Company (KHI)
  1. Principal Shareholders
  2. Treasury stock
  3. Dividend policy
  4. Price Range of the Common Stock
  5. Directors
  6. Corporate Governance
- v. Management
  1. Consolidated Financial Statements
  2. Non-Consolidated Financial Statements
- vi. Stock information
- vii. Other information concerning the Company

II. Information concerning the parent company who guarantees the Company's public offering securities

[Auditors' Report]

EXHIBIT 11

Kawasaki Report

川崎重工業株式会社　www.khi.co.jp　広報室（東京）Tel. (03) 3435-2130
（神戸）Tel. (078) 371-9531

NO.2005029　　2005 年 7 月 29 日

平成１８年３月期第１四半期　財務・業績の概況（連結）

川崎重工は、平成 18 年３月期第１四半期（平成 17 年４月１日～平成 17 年６月 30 日）財務・業績の概況について、つぎのとおりお知らせいたします。

連結

（単位　億円）

	当第１四半期 （平成 17 年４月　１日～ 平成 17 年６月 30 日）	前第１四半期 （平成 16 年４月　１日～ 平成 16 年６月 30 日）	前連結会計年度 （平成 16 年４月　１日～ 平成 17 年３月 31 日）
受　注　高	2,383	2,338	13,018
売　上　高	2,640	2,610	12,415
営 業 利 益	24	5	247
経 常 利 益	36	8	210
税金等調整前当期純利益	36	8	205
当期純利益	16	△ 27	114
１株当たり当期純利益	1.12 円	△ 1.88 円	7.92 円
総　資　産	11,743	11,548	11,944
株 主 資 本	1,978	1,841	2,014



平成18年３月期 第１四半期 財務・業績の概況 （連結）

平成 17年 7月 29日

上場会社名　川崎重工業株式会社　上場取引所 東① 大① 名①
コード番号　7012　(URL http://www.khi.co.jp/)
代表者　役職名 取締役社長　氏名 大橋 忠晴　本社所在都道府県 兵庫県
問合せ先責任者　役職名 財務経理部長　氏名 髙尾 光俊
問合せ先窓口　広報室 TEL (03) 3435 - 2130

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無 ： 有
　法人税等の計上基準については、簡便な手続によっております。
②最近連結会計年度からの会計処理方法の変更の有無： 無
③連結及び持分法の適用範囲の異動の有無 ： 有
　連結子会社数 96社 （新規）ー社 （除外）３社
　持分法適用関連会社数 18社 （新規）３社 （除外）１社
④公認会計士又は監査法人による関与の状況 ： 無

２．平成18年３月期第１四半期 財務・業績の概況（平成 17年 4月 1日 ～ 平成 17年 6月 30日）

(1)経営成績（連結）の進捗状況

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
18年3月期第1四半期	264,079	1.1	2,439	359.5	3,663	328.8	1,625	-
17年3月期第1四半期	261,046	11.2	530	-	854	-	△ 2,720	-
17年3月期	1,241,591		24,744		21,044		11,478	

	１株当たり四半期（当期）純利益	潜在株式調整後１株当たり四半期（当期）純利益
	円 銭	円 銭
18年3月期第1四半期	1.12	0.95
17年3月期第1四半期	△ 1.88	-
17年3月期	7.92	6.81

（注1）売上高、営業利益、経常利益におけるパーセント表示は、対前年同期増減率です。

[経営成績（連結）の進捗状況に関する定性的情報等]

当第１四半期のわが国経済は、公共投資の低迷や、鋼材をはじめとした素材価格の高止まりといった要因もありましたが、個人消費の持ち直しや企業収益の改善による民間設備投資の増加等により、緩やかな回復基調で推移しました。

このような経営環境の下で、当グループの当第１四半期の連結業績は、受注高が2,383億円、売上高は2,640億円を計上しました。利益については、経常利益が36億円となりました。

当グループの事業特性として、上半期に比べ下半期に完成する工事の割合が大きく、官公庁案件などを中心に特に第４四半期に売上の計上が集中する傾向があります。

(2)財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
18年3月期第1四半期	1,174,350	197,832	16.8	137.15
17年3月期第1四半期	1,154,854	184,158	15.9	127.66
17年3月期	1,194,472	201,464	16.8	139.64

3．平成18年３月期の連結業績予想（ 平成 17年 4月 1日 ～ 平成 18年 3月 31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	590,000	3,000	1,000
通期	1,270,000	22,000	14,000

（参考）１株当たり予想当期純利益（通期）　9 円 70 銭

[連結業績予想に関する定性的情報等]

平成18年３月期の業績予想については、これまでのところ概ね計画通り推移しており、前回（４月28日）公表値から変更ありません。

なお、鋼鉄製橋梁工事をめぐる独占禁止法違反事件による業績への影響については、現時点で影響額の予想に困難な側面があるため、見通しには反映させておりません。

本資料に記載されている業績予想につきましては、現時点で入手可能な情報に基づき判断したものです。従いまして、実際の業績は様々な要因の変化により、記載の予想と異なる結果となることがあります。そのような要因としては、当グループを取り巻く政治・経済情勢、為替相場の変動、及び国内外の各種規制等が挙げられます。

要約連結損益計算書

（単位　百万円）

科目	当第１四半期 （平成17年４月１日から 平成17年６月30日まで）	前第１四半期 （平成16年４月１日から 平成16年６月30日まで）	比較増減	前連結会計年度 （平成16年４月１日から 平成17年３月31日まで）
Ⅰ 売上高	264,079	261,046	3,032	1,241,591
Ⅱ 売上原価	232,157	228,871	3,285	1,088,218
売上総利益	31,922	32,175	△ 253	153,373
Ⅲ 販売費及び一般管理費	29,482	31,644	△ 2,162	128,629
営業利益	2,439	530	1,908	24,744
Ⅳ 営業外収益	4,383	2,719	1,664	11,020
1. 受取利息及び受取配当金	(1,225)	(1,103)	(122)	(3,240)
2. 持分法による投資利益	(316)	(244)	(71)	(505)
3. その他	(2,841)	(1,371)	(1,470)	(7,274)
Ⅴ 営業外費用	3,160	2,395	764	14,720
1. 支払利息	(1,449)	(1,669)	(△ 220)	(6,295)
2. その他	(1,711)	(726)	(984)	(8,424)
経常利益	3,663	854	2,808	21,044
Ⅵ 特別利益	-	-	-	2,864
Ⅶ 特別損失	-	-	-	3,345
税金等調整前四半期（当期）純利益	3,663	854	2,808	20,564
法人税、住民税及び事業税	2,042	3,608	△ 1,565	15,868
法人税等調整額	-	-	-	△ 7,373
少数株主損失（△） 又は少数株主利益	△ 5	△ 33	28	589
四半期（当期）純利益 又は四半期純損失（△）	1,625	△ 2,720	4,345	11,478

連結剰余金計算書

（単位　百万円）

科目	当第１四半期 (平成17年４月１日から 平成17年６月30日まで)	前第１四半期 (平成16年４月１日から 平成16年６月30日まで)	前連結会計年度 (平成16年４月１日から 平成17年３月31日まで)
(資本剰余金の部)			
Ⅰ　資本剰余金期首残高	31,389	31,388	31,388
Ⅱ　資本剰余金増加高	0	0	1
1. 自己株式処分差益	(0)	(0)	(1)
Ⅲ　資本剰余金四半期末（期末）残高	31,389	31,388	31,389
(利益剰余金の部)			
Ⅰ　利益剰余金期首残高	88,703	80,468	80,468
Ⅱ　利益剰余金増加高	1,625	-	11,478
1. 四半期（当期）純利益	(1,625)	(-)	(11,478)
Ⅲ　利益剰余金減少高	3,801	5,865	3,243
1. 四半期純損失	(-)	(2,720)	(-)
2. 配　当　金	(3,606)	(2,885)	(2,885)
3. 役　員　賞　与	(84)	(38)	(38)
4. 連結子会社の会計期間変更による減少高	(-)	(221)	(221)
5. そ　の　他	(111)	(-)	(98)
Ⅳ　利益剰余金四半期末（期末）残高	86,527	74,603	88,703

要約連結貸借対照表

（単位　百万円）

科目	当第１四半期 (平成17年６月30日現在)	前連結会計年度 (平成17年3月31日現在)	比較増減	前第１四半期 (平成16年６月30日現在)
（資産の部）				
Ⅰ 流動資産	819, 957	837, 004	△ 17, 047	798, 517
1. 現金及び預金	51, 184	44, 628	6, 555	70, 820
2. 受取手形及び売掛金	323, 672	402, 254	△ 78, 582	321, 066
3. たな卸資産	368, 843	332, 333	36, 510	345, 015
4. その他	80, 024	63, 801	16, 222	67, 961
貸倒引当金	△ 3, 768	△ 6, 013	2, 245	△ 6, 347
Ⅱ 固定資産	354, 393	357, 467	△ 3, 074	356, 337
1. 有形固定資産	242, 632	243, 166	△ 533	248, 418
2. 無形固定資産	13, 790	14, 773	△ 983	14, 556
3. 投資その他の資産	103, 794	104, 185	△ 391	97, 713
貸倒引当金	△ 5, 823	△ 4, 657	△ 1, 165	△ 4, 351
資産合計	1, 174, 350	1, 194, 472	△ 20, 122	1, 154, 854
（負債の部）				
Ⅰ 流動負債	682, 119	698, 482	△ 16, 362	700, 853
1. 支払手形及び買掛金	296, 069	348, 388	△ 52, 319	259, 480
2. 短期借入金	124, 104	126, 996	△ 2, 891	165, 938
3. 前受金	148, 131	106, 574	41, 557	136, 977
4. １年内償還社債	19, 609	19, 609	-	55, 000
5. その他	94, 204	96, 913	△ 2, 709	83, 457
Ⅱ 固定負債	289, 747	289, 835	△ 87	266, 151
1. 社債及び長期借入金	205, 455	207, 278	△ 1, 823	189, 539
2. 退職給付引当金	73, 961	72, 516	1, 444	65, 554
3. その他	10, 330	10, 039	291	11, 057
負債合計	971, 866	988, 317	△ 16, 450	967, 004
少数株主持分	4, 651	4, 690	△ 39	3, 691
（資本の部）				
Ⅰ 資本金	81, 427	81, 427	-	81, 427
Ⅱ 資本剰余金	31, 389	31, 389	-	31, 388
Ⅲ 利益剰余金	86, 527	88, 703	△ 2, 176	74, 603
Ⅳ その他有価証券評価差額金	14, 105	16, 910	△ 2, 805	13, 230
Ⅴ 為替換算調整勘定	△ 15, 488	△ 16, 842	1, 353	△ 16, 398
Ⅵ 自己株式	△ 128	△ 122	△ 5	△ 93
資本合計	197, 832	201, 464	△ 3, 632	184, 158
負債、少数株主持分及び資本合計	1, 174, 350	1, 194, 472	△ 20, 122	1, 154, 854

〈参考〉

事業の種類別セグメント
受注・販売および営業損益の状況(連結)

<受 注 高>　　(単位　百万円)

事業の種類別セグメント	当第1四半期(平成17年4月1日から平成17年6月30日まで)		前第1四半期(平成16年4月1日から平成16年6月30日まで)		前連結会計年度(平成16年4月1日から平成17年3月31日まで)	
	金　額	構成比%	金　額	構成比%	金　額	構成比%
船　　舶	23,491	9.8	29,079	12.4	155,832	11.9
車　　両	8,674	3.6	15,716	6.7	178,368	13.7
航 空 宇 宙	18,401	7.7	14,662	6.2	214,702	16.4
ガスタービン・機械	62,033	26.0	46,503	19.8	162,699	12.4
プラント・環境・鉄構	13,231	5.5	17,281	7.3	126,402	9.7
汎 用 機	84,280	35.3	81,533	34.8	338,449	25.9
そ の 他	28,275	11.8	29,046	12.4	125,389	9.6
合　　計	238,388	100.0	233,823	100.0	1,301,844	100.0

(注) 汎用機事業については主として見込み生産を行っていることから、受注高は売上高と同額として表示しております。

<売 上 高>　　(単位　百万円)

事業の種類別セグメント	当第1四半期(平成17年4月1日から平成17年6月30日まで)		前第1四半期(平成16年4月1日から平成16年6月30日まで)		前連結会計年度(平成16年4月1日から平成17年3月31日まで)	
	金　額	構成比%	金　額	構成比%	金　額	構成比%
船　　舶	25,856	9.7	19,348	7.4	87,081	7.0
車　　両	31,216	11.8	24,219	9.2	171,730	13.8
航 空 宇 宙	35,567	13.4	36,001	13.7	188,254	15.1
ガスタービン・機械	32,915	12.4	37,843	14.4	141,366	11.3
プラント・環境・鉄構	26,606	10.0	33,854	12.9	191,012	15.3
汎 用 機	84,280	31.9	81,533	31.2	338,449	27.2
そ の 他	27,636	10.4	28,246	10.8	123,697	9.9
合　　計	264,079	100.0	261,046	100.0	1,241,591	100.0

(注) 売上高は外部顧客に対する売上高です。

<営業損益>　　(単位　百万円)

事業の種類別セグメント	当第1四半期(平成17年4月1日から平成17年6月30日まで)	前第1四半期(平成16年4月1日から平成16年6月30日まで)	前連結会計年度(平成16年4月1日から平成17年3月31日まで)
	金　額	金　額	金　額
船　　舶	331	1,810	1,031
車　　両	228	△ 235	7,751
航 空 宇 宙	1,767	963	6,084
ガスタービン・機械	47	△ 1,298	2,680
プラント・環境・鉄構	△ 4,983	△ 3,003	△ 14,458
汎 用 機	3,203	978	16,701
そ の 他	1,844	1,315	4,952
合　　計	2,439	530	24,744

(注) 営業損益のセグメント間精算額は「その他」に含めて表示しております。

EXHIBIT 11


FASF

July 29, 2005

(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS OF THE FIRST QUARTER (Unaudited)

For three months ended June 30, 2005 and 2004 and one year ended March 31, 2005

Operating results

	Millions of yen			Thousands of U.S. dollars
	Three months ended Jun. 30, 2005	Three months ended Jun. 30, 2004	% **Change**	*Three months ended Jun. 30, 2005*
Net sales	¥ **264,080**	¥ 261,047	**+1%**	*$ 2,387,056*
Operating income (loss)	**2,440**	531	**+360%**	*22,056*
Net income (loss)	**1,625**	(2,720)	**-**	*14,689*
Net income (loss) per share (Yen)	**1.1**	(1.9)		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of June 30, 2005	¥ **1,174,350**	¥ **197,832**	**17%**
As of March 31, 2005	1,194,473	201,465	17%
As of June 30, 2005	*$ 10,615,113*	*$ 1,788,231*	–

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of June 30, 2005	¥ 137.2	**1,442,350**
As of March 31, 2005	139.7	1,442,359
As of June 30, 2005	*$ 1.24*	–

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2006	¥ 1,270,000	¥ 14,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥110.63=$1, the rate prevailing as of June 30, 2005, solely for the convenience of the readers.

3. At this stage, it is difficult to estimate the impact of the suspicion that there was a violation of the Antimonopoly Act in connection with a bid rigging case concerning steel bridge construction projects. Therefore, fiscal year forecast in this "FLASH CONSOLIDATED FINANCIAL RESULTS" does not include this impact.

Condensed Consolidated Balance Sheets

As of June 30 and March 31, 2005

	Millions of yen		Thousands of U.S. dollars
	As of Jun. 30, 2005	As of Mar. 31, 2005	*As of Jun. 30, 2005*
Assets :			
Current assets :			
Cash on hand and in banks	¥ **51,185**	¥ 44,629	$ *462,668*
Receivables, less allowance	**333,913**	413,619	*3,018,286*
Inventories	**368,844**	332,333	*3,334,032*
Other current assets	**66,015**	46,424	*596,720*
Total current assets	**819,957**	837,005	*7,411,706*
Investments and long-term loans less allowance :	**76,040**	79,569	*687,336*
Net property, plant and equipment :	**242,633**	243,166	*2,193,194*
Intangible and other assets :	**35,720**	34,733	*322,877*
Total assets	¥ **1,174,350**	¥ 1,194,473	$ *10,615,113*
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ **143,714**	¥ 146,605	$ *1,299,051*
Trade payables	**296,070**	348,389	*2,676,218*
Advances from customers	**148,132**	106,574	*1,338,986*
Other current liabilities	**94,204**	96,914	*851,523*
Total current liabilities	**682,120**	698,482	*6,165,778*
Long-term liabilities :			
Long-term debt, less current portion	**205,455**	207,279	*1,857,136*
Others	**84,292**	82,556	*761,927*
Total long-term liabilities	**289,747**	289,835	*2,619,063*
Minority interests	**4,651**	4,691	*42,041*
Shareholders' equity :			
Common stock	**81,427**	81,427	*736,030*
Capital surplus	**31,390**	31,390	*283,739*
Retained earnings	**86,527**	88,704	*782,130*
Net unrealized gains on securities	**14,105**	16,910	*127,497*
Foreign currency translation adjustments	**(15,489)**	(16,843)	*(140,008)*
Treasury stock	**(128)**	(123)	*(1,157)*
Total shareholders' equity	**197,832**	201,465	*1,788,231*
Total liabilities and shareholders' equity	¥ **1,174,350**	¥ 1,194,473	$ *10,615,113*

Condensed Consolidated Statements of Operations

For three months ended June 30, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars
	Three months ended Jun. 30, 2005	Three months ended Jun. 30, 2004	% **Change**	*Three months ended Jun. 30, 2005*
Net sales	¥ **264,080**	¥ 261,047	**+1%**	$ *2,387,056*
Cost of sales	**232,158**	228,871		*2,098,509*
Gross profit	**31,922**	32,176		*288,547*
Selling, general and administrative expenses	**29,482**	31,645		*266,491*
Operating income (loss)	**2,440**	531	**+360%**	*22,056*
Other income (expenses) :				
Interest and dividend income	**1,226**	1,104		*11,082*
Equity in income (loss) of unconsolidated subsidiaries and affiliates	**316**	245		*2,856*
Interest expense	**(1,449)**	(1,669)		*(13,098)*
Other, net	**1,130**	643		*10,214*
Income (loss) before income taxes and minority interests	**3,663**	854	**+329%**	*33,110*
Income taxes	**(2,043)**	(3,608)		*(18,467)*
Minority interests in net loss (income) of consolidated subsidiaries	**5**	34		*46*
Net income (loss)	¥ **1,625**	¥ (2,720)	**–**	$ *14,689*

(Consolidated)

Net sales, orders and operating income (loss) by industry segment

For three months ended June 30, 2005 and 2004

	Millions of yen							Thousands of U.S. dollars	
	Three months ended Jun. 30, 2005			Three months ended Jun. 30, 2004			**% Change**	*Three months ended Jun. 30, 2005*	
Net sales :									
Shipbuilding	¥	**25,856**	***(10%)***	¥	19,348	*(8%)*	**+34%**	$	*233,716*
Rolling Stock, Construction Machinery & Crushing Plant		**31,216**	***(12%)***		24,220	*(9%)*	**+29%**		*282,166*
Aerospace		**35,568**	***(14%)***		36,001	*(14%)*	**-1%**		*321,504*
Gas Turbines & Machinery		**32,915**	***(12%)***		37,844	*(14%)*	**-13%**		*297,523*
Plant & Infrastructure Engineering		**26,607**	***(10%)***		33,855	*(13%)*	**-21%**		*240,504*
Consumer products & Machinery		**84,281**	***(32%)***		81,533	*(31%)*	**+3%**		*761,828*
Other		**27,637**	***(10%)***		28,246	*(11%)*	**-2%**		*249,815*
Total	¥	**264,080**	***(100%)***	¥	261,047	*(100%)*	**+1%**	$	*2,387,056*

	Millions of yen							Thousands of U.S. dollars	
	Three months ended Jun. 30, 2005			Three months ended Jun. 30, 2004			**% Change**	*Three months ended Jun. 30, 2005*	
Orders :									
Shipbuilding	¥	**23,492**	***(10%)***	¥	29,080	*(12%)*	**-19%**	$	*212,347*
Rolling Stock, Construction Machinery & Crushing Plant		**8,674**	***(4%)***		15,716	*(7%)*	**-45%**		*78,405*
Aerospace		**18,402**	***(8%)***		14,663	*(6%)*	**+25%**		*166,338*
Gas Turbines & Machinery		**62,033**	***(26%)***		46,503	*(20%)*	**+33%**		*560,725*
Plant & Infrastructure Engineering		**13,231**	***(6%)***		17,282	*(7%)*	**-23%**		*119,597*
Consumer products & Machinery		**84,281**	***(35%)***		81,533	*(36%)*	**+3%**		*761,828*
Other		**28,276**	***(11%)***		29,046	*(12%)*	**-3%**		*255,591*
Total	¥	**238,389**	***(100%)***	¥	233,823	*(100%)*	**+2%**	$	*2,154,831*

	Millions of yen				Thousands of U.S. dollars	
	Three months ended Jun. 30, 2005		Three months ended Jun. 30, 2004		*Three months ended Jun. 30, 2005*	
Operating income (loss) :						
Shipbuilding	¥	**332**	¥	1,810	$	*3,001*
Rolling Stock, Construction Machinery & Crushing Plant		**229**		(235)		*2,070*
Aerospace		**1,768**		964		*15,981*
Gas Turbines & Machinery		**48**		(1,299)		*434*
Plant & Infrastructure Engineering		**(4,984)**		(3,003)		*(45,051)*
Consumer products & Machinery		**3,203**		978		*28,953*
Other		**1,844**		1,316		*16,668*
Total	¥	**2,440**	¥	531	$	*22,056*

182

第182期　事業報告書

平成16年4月1日 → 平成17年3月31日





Kawasaki





川崎重工業株式会社

証券コード：7012

決算ハイライト

増収増益を達成！
経営環境の厳しさとプラント事業の赤字を全社的な改善努力で吸収

当期のポイント

1 車両事業が海外案件を中心に大幅増収増益



2 汎用機事業が大幅増益

3 資金効率の向上により、有利子負債が大幅に減少

1 円高ドル安・素材価格の上昇

2 プラント事業の赤字

単独　連結
単独(当期)　連結(当期)

受注高


15,000(億円)
12,000
9,000
6,000
3,000
0
13,018
8,707
第178期
第179期
第180期
第181期
第182期

売上高


15,000(億円)
12,000
9,000
6,000
3,000
0
12,415
8,762
第178期
第179期
第180期
第181期
第182期

経常利益


250(億円)
200
150
100
50
0
-50
210
113
第178期
第179期
第180期
第181期
第182期

当期純利益


150(億円)
100
50
0
-150
114
79
-126
-103
第178期
第179期
第180期
第181期
第182期

1株当たり当期純利益[EPS]


15(円)
10
5
0
-10
7.92
5.47
-9.10
-7.42
第178期
第179期
第180期
第181期
第182期

投下資本利益率[ROIC:税引き前](連結)


6(%)
4
2
0
-2
4.8
第178期
第179期
第180期
第181期
第182期

企業価値の向上を目指



取締役会長
田﨑 雅元

取締役社長
大橋 忠晴

盛夏の候、株主のみなさまにはますますご清栄のこととお喜び申しあげます。

川崎重工グループ第182期（平成16年度）事業報告書をお届けするにあたり、一言ご挨拶申しあげます。

当期の営業概況

当期における経営環境は、民間設備投資の増加など一部に明るい兆しがあったものの、円高ドル安で推移した為替レートや鋼材をはじめとした素材価格の上昇など、総じて厳しい状況にありました。

このような経営環境の下、当グループは積極的に事業活動を展開し、売上高につきましては、車両事業での増収を主因に、1兆2,415億円と前期を813億円上回りました。

利益面につきましては、引き続き経営全般にわたる収益改善諸施策を積極的に推進したことに加え、汎用機事業が大幅に増益となったため、経常利益は210億円と前期を89億円上回り、当期純利益は114億円と前期を51億円上回りました。

また、当期の単独業績につきましては、売上高8,762億円、経常利益113億円、当期純利益は79億円となり、前期から増収増益となりました。

利益配分につきましては、内部留保の充実に配慮しつつ、業績に見合った配当を安定的に継続することを基本方針としており、この方針に基づいて総合的に勘案した結果、前期より50銭増額し、1株につき2円50銭を配当させていただくことといたしました。

中期的経営戦略

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の

して　― 事業構造改革の一層の推進 ―

下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めることによって株主のみなさまをはじめ、顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としております。

この基本方針の下、現在、中期経営計画において、「投下資本利益率（ROIC）9%以上」の達成を具体的目標として掲げ、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長を果たすことを目指しております。

その一環として、事業の選択と集中を進めており、中核事業と位置づけている航空宇宙事業、汎用機事業、育成事業と位置づけている車両事業、ガスタービン・機械事業を中心に経営資源を重点投入し、これらの事業を収益の柱として強化しています。一方、厳しい国際競争下にある船舶事業、公共投資の低迷をはじめとする厳しい事業環境が続いているプラント・環境・鉄構事業については、これを構造改革事業と位置づけ、事業構造の改革を通じて収益力の向上を図っています。

こうした構造改革の一環として、プラント部門を本年4月に「カワサキプラントシステムズ株式会社」として分社いたしました。分社を契機として、競争優位にある製品を中心に事業の選択と集中を徹底し、併せて、分社・独立を通じて経営のフレキシビリティを高め、機動的な事業運営を行なうことによって、早期に同事業の収益改善を図ることとしています。

また、事業全般にわたって、「質主量従」の経営方針の下、技術やブランドに基づく製品・サービスの差別化や、製品のライフサイクル全般を視野に入れたビジネスモデルの変革などを通じて収益力の向上に取組んでいます。

来期の見通し

第183期（平成17年度）につきましても、公共投資の低迷や素材価格の上昇に加えて円相場の動向など当面厳しい経営環境が継続するものと予想していますが、当社は引き続き持続的成長に向けて収益力の一層の向上を目指していきます。

連結売上高については、前期と比べてプラント・環境・鉄構事業などが減少するものの、船舶事業、航空宇宙事業などにおいて増加が見込まれるため、全体としては約2%増の1兆2,700億円となる見通しです。

利益面については，経営全般にわたる収益改善諸施策を強力に推進することにより、連結経常利益は220億円、連結当期純利益は140億円となる見通しです。

また、単独業績については、売上高8,100億円、経常利益180億円、当期純利益130億円となる見通しです。

激変する事業環境の中で、当グループは、今期についてもこのように中期経営計画に沿って事業構造改革を着実に実行し、企業価値を高めていく所存でありますので、株主のみなさまにおかれましては、今後とも一層のご支援とご協力を賜わりますようお願い申しあげます。

平成17年6月

取締役会長　田崎雅元（たざき　まさもと）

取締役社長　大橋忠晴（おおはし　ただはる）

セグメント別の状況

船舶事業

当期の概況

売上高構成比 7.0%


LPG運搬船「ALRAR」

受注高は、LNG船5隻、LPG船2隻、ばら積み貨物船5隻、VLCC3隻の計15隻を受注した結果、全体では1,558億円となり、前期より大幅に増加しました。

売上高は、LNG船、LPG船、ばら積み貨物船などの売上計上により、870億円となりましたが、前期より減少しました。

営業利益は、10億円となり、損失を計上した前期より33億円増加しました。


受注高 売上高
第180期
1,109
1,054
第181期
1,237
949
第182期
1,558
870
0
500
1,000
1,500
2,000
2,500
(億円)


営業損益
第180期
14
第181期
-23
第182期
10
-50
0
50
100 (億円)

船舶事業のプロフィール

船舶部門は、㈱川崎造船が担当し、これまでの豊富な船舶建造実績から、その専門技術と製品の信頼性について高い評価を得ています。世界経済の拡大を支える海上物流において、素材、エネルギー、製品の輸送を担う各種の高性能船舶を提案し、神戸工場では潜水艦とばら積み貨物船を、坂出工場ではLNG運搬船やVLCCなどを建造し、また、中国南通市の合弁会社(NACKS)での船舶建造事業を支援しています。

今後も船舶の設計、製造、品質保証に必要な技術に一層磨きをかけ、事業の持続的発展を目指します。


潜水艦「くろしお」

大型ばら積み貨物船「CAPE RIVIERA」

車両事業

当期の概況

売上高構成比
13.8%


台湾高速鉄路股份有公司向け700T型列車

受注高は、国内向け各種車両が減少しましたが、中国での在来線高速化案件など海外向けが大幅に増加したことなどにより、全体では1,783億円となり、前期より増加しました。

売上高は、台湾高速鉄道向け高速車両の納入を中心として輸出が大きく増えたことなどにより、1,717億円となり、前期より増加しました。

営業利益は、売上高の増加にともない77億円となり、前期より34億円増加しました。

□ 受注高　□ 売上高


第180期
1,766
1,647
第181期
1,533
1,205
第182期
1,783
1,717
(億円)
0
500
1,000
1,500
2,000
2,500

□ 営業損益


第180期
54
第181期
43
第182期
77
0
30
60
90(億円)

車両事業のプロフィール

車両部門は、新幹線電車から、特急電車、通勤電車、地下鉄電車、モノレール、新交通システムにいたる、各種鉄道車両を手がけています。また、アメリカ唯一の鉄道車両一貫製造工場を有し、年産200両の能力をもって本格稼動しており、世界の車両需要に応えています。

建設機械部門は、ホイールローダをはじめとして、各種転圧機械、坑内用機械、さらに除雪機など、国土開発に貢献するさまざまな製品を相次いで開発・製品化しています。その販売先は、国内はもとより、米国やアジア、ヨーロッパ各国など世界各地に拡大しています。

札幌市交通局向け8000形車両


パナマ運河庁（ACP）向け船舶牽引機関車

航空宇宙事業

当期の概況

売上高構成比 15.2%


川崎消防向けBK117（C−2）

受注高は、防衛庁向けが減少したものの、民需製品はボーイング社向け旅客機分担製造品が増加し、全体では前期並みの2,147億円となりました。

売上高は、防衛庁向け次期固定翼哨戒機および次期輸送機の開発契約の売上が増加したことにより、1,882億円となり、前期より増加しました。

営業利益は、売上高の増加にともない60億円となり、前期より18億円増加しました。


受注高
売上高
第180期
1,630
1,548
第181期
2,162
1,737
第182期
2,147
1,882
(億円)
0
500
1,000
1,500
2,000
2,500


営業損益
第180期
60
第181期
42
第182期
60
0
30
60
90(億円)

航空宇宙事業のプロフィール

航空宇宙部門は、わが国を代表する機体メーカーとして、防衛庁向けには、主契約企業として次期固定翼哨戒機（P-X）および次期輸送機（C-X）の国産開発、次期掃海・輸送ならびに南極輸送支援用ヘリコプタの生産を進めているほか、国産観測ヘリコプタOH-1など多彩な機種の製造、修理を手がけています。民需製品においては、米国ボーイング社とのB777およびブラジル・エンブラエル社とのリージョナルジェット機EMBRAER170などの旅客機の共同開発、分担製造や、わが国最初の国産開発ヘリコプタであるBK117の製造販売など、幅広く事業を展開しています。また、現在、ボーイング社と次世代航空機であるB787の共同開発を進めています。


次期固定翼哨戒機（P−X）

次期輸送機（C−X）

ガスタービン・機械事業

当期の概況

売上高構成比
11.4%


三音速風洞装置（提供：防衛庁技術研究本部殿）

受注高は、船用蒸気タービン主機関や民需航空機用エンジン分担製造品が堅調に推移したことなどにより、1,626億円となり、前期より増加しました。

売上高は、船用ディーゼル主機関や空力機械の納入が増加したことなどにより、1,413億円となり、前期より増加しました。

営業利益は、新型ガスタービン初期コストの影響などにより、前期より18億円減少し、26億円となりました。

□ 受注高　□ 売上高


第180期
1,329
1,507
第181期
1,299
1,364
第182期
1,626
1,413
0
500
1,000
1,500
2,000
(億円)
2,500

□ 営業損益


第180期
52
第181期
45
第182期
26
0
30
60
90(億円)

ガスタービン・機械事業のプロフィール

ガスタービン部門では、航空機用ジェットエンジン、船舶用ガスタービン、非常用発電装置、コージェネレーションシステムなど、陸・海・空の分野にわたるガスタービンエンジンを幅広く取り扱っています。V2500、トレントなどの国際共同開発・生産事業や各種国家プロジェクトにも参画し、積極的に事業展開を図っています。一方、国内における中小型非常用発電設備の分野では、常にトップシェアを堅持しています。

また、機械部門では、LNG船用蒸気タービンやディーゼル主機関など、船用推進機械全般を手掛け、陸上分野でも自家発電用蒸気タービンや天然ガス圧送設備、風洞、トンネル換気装置など、幅広い事業を展開しています。


L20Aガスタービン

船用蒸気タービン

プラント・環境・鉄構事業

当期の概況

売上高構成比 15.4%


日本甜菜製糖殿芽室工場向け石炭焚自家発電設備

受注高は、公共投資抑制の影響で国内での受注が依然として低調であることに加え、前期に大型案件のあった海外の発電プラントなどが減少したため、1,264億円となり、前期より大幅に減少しました。

売上高は、公共投資抑制の影響により、鉄構製品の売上が減少しましたが、海外向け各種プラントの納入が増加したことなどにより、前期並みの1,910億円となりました。

営業損益は、プラント部門で工事コストが大幅に増加したため、144億円の損失となりました。



受注高
売上高
第180期
2,082
2,190
第181期
1,561
1,914
第182期
1,264
1,910
(億円)
0
500
1,000
1,500
2,000
2,500



営業損益
第180期
-42
第181期
12
第182期
-144
-150
-100
0
100
200(億円)

プラント・環境・鉄構事業のプロフィール

プラント部門は、セメント、化学、発電などさまざまなプラントの計画、設計から、建設、試運転まで一貫して手がけ、主要構成機器の開発、製作を行なっています。また、本年4月1日をもって、カワサキプラントシステムズ㈱として分社・独立し、機動的で効率的な経営を追求してまいります。

環境部門は、廃棄物や汚水の処理にも積極的に取組み、都市ごみや産業廃棄物の焼却プラント、ガス化溶融炉、下水処理・汚泥焼却プラントなど、幅広く環境保全設備を手がけています。

鉄構部門は、豊かな経験と高度な技術力により、橋梁、水門などの鋼構造製品、LNGタンクなどの貯蔵設備、シールド掘進機、ロケット組立発射設備、空港関連設備など、多岐にわたる製品を手がけています。


神戸市東クリーンセンター

美原大橋

当期の概況


NINJA ZX-6R

売上高構成比 27.3%

売上高は、北米・欧州・アジアの二輪車販売が堅調に推移したことに加え、産業用ロボットの売上も増加したため、3,384億円となり、前期より増加しました。

営業利益は、円高ドル安傾向による悪化があったものの、売上高の増加や販売促進経費の減少などにより、167億円となり、前期より94億円増加しました。

売上高


第180期
3,180
第181期
3,183
第182期
3,384
0
1,000
2,000
3,000
4,000
(億円)
5,000

営業損益


第180期
134
第181期
72
第182期
167
0
60
120
180(億円)

汎用機事業のプロフィール

汎用機部門は、モーターサイクル、ATV（四輪バギー）、Jet Ski®などのレジャー製品から汎用ガソリンエンジンまで、一般消費者向けの製品・事業を主に展開しています。なかでも、スーパースポーツ「NINJA ZX-10R」、「NINJA ZX-6R」をはじめとする各種モーターサイクルは、個性と性能の高さで世界中のライダーの熱烈な支持を得ており、「Kawasaki」ブランドのイメージ高揚に貢献しています。

ロボット部門は、1969年に日本で初めて産業用ロボットを国産化して以来、組立・ハンドリング、溶接、塗装、半導体製造などの多用なニーズに的確に対応し、卓越した技術と高い信頼性で、常に業界をリードしています。


ZX165U

BRUTE FORCE 750 4x4i

その他事業

当期の概況



超小型カメラ安定装置


売上高構成比
9.9%

売上高は、前期並みの1,236億円となりました。

営業利益は、中国向けが好調な精機部門が寄与したことなどにより、49億円となり、前期より19億円増加しました。


受注高
売上高


第180期
1,175
1,266
第181期
1,289
1,247
第182期
1,253
1,236
(億円)
0
500
1,000
1,500
2,000
2,500


営業損益
第180期
31
第181期
30
第182期
49
0
30
60
90(億円)

その他事業のプロフィール

㈱カワサキプレシジョンマシナリは、油圧ポンプ、モータ、アクチュエータ、バルブなどの油圧機器をはじめ、あらゆる機械、プラント用の油圧装置、さらに甲板機械、電動舵取機、漁撈機械などの各種応用機械にいたるまで、幅広く生産しています。さらに、優れた研究陣と実験設備をもって、常により新しい技術と製品の開発に取組み、品質の向上、製品の安定供給に注力しています。

また、主な「その他事業」としては、川重商事㈱、㈱カワサキライフコーポレーションが、それぞれ商業や福利施設管理などの諸事業を営んでおります。



建設機械用各種油圧機器

新浦安社宅


技術最前線
高性能液体水素コンテナ

高性能液体水素コンテナを開発

**川崎重工は、高性能液体水素コンテナを開発し、
このコンテナを用いて、公道での長距離輸送供給試験に成功しました。
今後、燃料電池を用いた自動車や発電設備の普及により
「水素社会」の到来が予測されるなか、
水素エネルギーの広範な利用に道を拓くものです。**


JHFC 有明水素ステーション

○ ○ ○

地球環境問題から、化石燃料に代わるクリーンな再生可能エネルギーとして水素エネルギーが期待されています。液体水素は、容積が常温常圧の水素ガスの約1／800であり、一度に大量の水素を輸送することが可能なことから、比較的大規模な水素輸送・貯蔵に有利とされています。

液体水素は、外部入熱だけでなく液の揺動による運動エネルギーも熱となって蒸発に寄与することから、コンテナ開発にあたっては、液の揺動防止構造にも工夫を図っています。

高性能液体水素コンテナの採用により、液体水素の輸送効率が向上し、輸送費が低減できることから、水素供給インフラの整備促進に大きく貢献するものと期待されます。

クローズアップ
播磨工場

この製品は、当社の播磨工場で製造されました。播磨工場は、播磨灘に面した人工島に1971年に開設された、約45万m²の広大な敷地と恵まれた立地条件を有する工場です。同工場は、大型構造物、大型産業機械およびボイラなどを製作する最新設備を有し、地底から宇宙までさまざまな分野の製品を送り出しています。

また、環境と調和のとれた工場を目指して、1999年11月には「ISO 14001」を認証取得し、2001年10月には、廃棄物を100％リサイクルする「ゼロエミッション」を達成しています。



【主要製品】 橋梁、貯槽（LNG、各種低温タンク）、宇宙関連機器、風力発電設備、土木機械（シールド掘進機、トンネル掘削機）、ボイラ

連結貸借対照表

連結貸借対照表

(単位：百万円)

科目	当期 平成17年3月31日現在	前期 平成16年3月31日現在
資産の部		
流動資産	**837,004**	**799,480**
現金及び預金	44,628	43,064
受取手形及び売掛金	402,254	365,376
たな卸資産	332,333	335,064
その他	63,801	62,700
貸倒引当金	△ 6,013	△ 6,725
固定資産	**357,467**	**357,424**
有形固定資産	243,166	248,922
建物及び構築物	93,318	92,224
機械装置及び運搬具	57,260	58,391
土地	67,997	68,721
その他	24,589	29,584
無形固定資産	14,773	15,881
投資その他の資産	99,527	92,620
投資有価証券	65,238	60,199
その他	38,947	36,521
貸倒引当金	△ 4,657	△ 4,100
資産合計	**1,194,472**	**1,156,904**

(単位：百万円)

科目	当期 平成17年3月31日現在	前期 平成16年3月31日現在
負債の部		
流動負債	**698,482**	**677,538**
支払手形及び買掛金	348,388	286,116
短期借入金	126,996	168,651
前受金	106,574	110,900
その他	116,522	111,869
固定負債	**289,835**	**285,335**
社債	153,677	138,286
長期借入金	53,601	72,533
その他	82,556	74,516
負債合計	**988,317**	**962,874**
少数株主持分	**4,690**	**3,854**
資本の部		
資本金	**81,427**	**81,427**
資本剰余金	**31,389**	**31,388**
利益剰余金	**88,703**	**80,468**
その他有価証券評価差額金	**16,910**	**13,265**
為替換算調整勘定	**△ 16,842**	**△ 16,283**
自己株式	**△ 122**	**△ 91**
資本合計	**201,464**	**190,175**
負債、少数株主持分及び資本合計	**1,194,472**	**1,156,904**

流動資産／流動負債

総資産は、１兆1,944億円と前期末から375億円の増加となりました。
台湾高速鉄道など大型案件の影響で売掛債権、買掛債務が増加しました。

有利子負債

利益の伸びに加え、売掛債権回収促進や在庫圧縮、グループＣＭＳの活用など資金効率の向上に引き続き取組んだ結果、有利子負債の圧縮がさらに進み、期末残高は3,538億円と前期末より455億円減少しました。

連結損益計算書・連結剰余金計算書 連結キャッシュ・フロー計算書

連結損益計算書

(単位:百万円)

科目	当期 (平成16年4月1日から 平成17年3月31日まで)	前期 (平成15年4月1日から 平成16年3月31日まで)
売上高	1,241,591	1,160,252
売上原価	1,088,218	998,416
売上総利益	153,373	161,835
販売費及び一般管理費	128,629	139,585
営業利益	**24,744**	**22,249**
営業外収益	11,020	7,162
営業外費用	14,720	17,272
経常利益	**21,044**	**12,140**
特別利益	2,864	1,267
特別損失	3,345	2,165
税金等調整前当期純利益	20,564	11,241
法人税、住民税及び事業税	15,868	16,604
法人税等調整額	△7,373	△11,889
少数株主利益	589	195
当期純利益	**11,478**	**6,332**

連結剰余金計算書

(単位:百万円)

科目	当期 (平成16年4月1日から 平成17年3月31日まで)	前期 (平成15年4月1日から 平成16年3月31日まで)
資本剰余金の部		
資本剰余金期首残高	31,388	24,682
資本剰余金増加高	1	6,705
自己株式処分差益	(1)	(0)
株式交換に係る新株発行に伴う増加高	(—)	(6,705)
資本剰余金期末残高	31,389	31,388
利益剰余金の部		
利益剰余金期首残高	80,468	77,069
利益剰余金増加高	11,478	6,332
当期純利益	(11,478)	(6,332)
利益剰余金減少高	3,243	2,933
配当金	(2,885)	(2,780)
役員賞与	(38)	(71)
連結子会社の会計期間変更による減少高	(221)	(—)
その他	(98)	(80)
利益剰余金期末残高	88,703	80,468

連結キャッシュ・フロー計算書

(単位:百万円)

科目	当期 (平成16年4月1日から 平成17年3月31日まで)	前期 (平成15年4月1日から 平成16年3月31日まで)
営業活動によるキャッシュ・フロー	71,422	42,810
投資活動によるキャッシュ・フロー	△17,714	△25,868
財務活動によるキャッシュ・フロー	△51,839	△35,544
現金及び現金同等物に係る換算差額	180	△190
現金及び現金同等物の増加額又は減少額(△)	2,048	△18,792
現金及び現金同等物の期首残高	42,375	59,837
連結子会社の会計期間変更に伴う現金及び現金同等物の期首減少高	△38	—
新規連結に伴う現金及び現金同等物の増加高	—	1,329
現金及び現金同等物の期末残高	44,385	42,375

売上高

車両事業での大幅増加を主因に、1兆2,415億円と前期を813億円上回りました。

経常利益/当期純利益

前期に引き続き経営全般にわたる収益改善諸施策を積極的に推進した結果、経常利益は210億円と前期を89億円上回りました。当期純利益は、114億円と前期を51億円上回りました。

連結キャッシュ・フロー計算書

当期の連結キャッシュ・フローは、営業活動において714億円の資金の純増となり、投資活動においては、設備投資などにより177億円の資金の純減、財務活動においては、借入債務の圧縮を進めたことで518億円の資金の純減となりました。これらの結果、当期の現金及び現金同等物期末残高は、前期末に比べ20億円増加し443億円となりました。

単独貸借対照表

単独貸借対照表

（単位：百万円）

科目	当期 [平成17年3月31日現在]	前期 [平成16年3月31日現在]
資産の部		
流動資産	**622,416**	**590,073**
現金預金	32,332	29,036
受取手形・売掛金	298,853	268,859
たな卸資産	206,279	227,018
その他	87,721	68,989
貸倒引当金	△ 2,770	△ 3,829
固定資産	**290,477**	**280,554**
有形固定資産	130,277	131,405
建物	40,006	38,400
機械装置	27,952	28,389
土地	38,831	38,968
その他	23,487	25,646
無形固定資産	9,150	9,237
投資その他の資産	151,048	139,910
投資有価証券	51,645	49,395
関係会社株式	72,912	71,278
関係会社出資金	3,408	3,021
その他	27,071	20,011
貸倒引当金	△ 3,987	△ 3,795
資産合計	**912,894**	**870,628**

（単位：百万円）

科目	当期 [平成17年3月31日現在]	前期 [平成16年3月31日現在]
負債の部		
流動負債	**512,535**	**489,127**
支払手形・買掛金	285,853	226,462
短期借入金	75,241	102,627
前受金	74,629	86,883
その他	76,810	73,153
固定負債	**228,725**	**217,340**
社債	151,677	136,286
長期借入金	44,012	52,535
その他	33,035	28,519
負債合計	**741,261**	**706,468**
資本の部		
資本金	**81,427**	**81,427**
資本剰余金	**29,205**	**29,204**
資本準備金	29,204	29,204
その他資本剰余金	1	0
利益剰余金	**45,619**	**40,569**
任意積立金	8,257	7,555
当期未処分利益	37,361	33,013
株式等評価差額金	**15,493**	**13,038**
自己株式	**△ 113**	**△ 79**
資本合計	**171,632**	**164,160**
負債・資本合計	**912,894**	**870,628**

単独損益計算書

（単位：百万円）

科　目	当　期 ［平成16年4月1日から 平成17年3月31日まで］	前　期 ［平成15年4月1日から 平成16年3月31日まで］
売上高	876,233	782,550
売上原価	812,961	701,724
販売費及び一般管理費	53,232	63,309
営業利益	**10,038**	**17,515**
営業外収益	11,849	5,551
営業外費用	10,531	12,337
経常利益	**11,357**	**10,730**
特別利益	2,864	2,150
特別損失	3,139	1,889
税引前当期純利益	11,081	10,991
法人税、住民税及び事業税	9,419	10,024
法人税等調整額	△ 6,273	△ 5,941
当期純利益	**7,935**	**6,908**
前期繰越利益	29,426	10,107
利益準備金取崩額	―	15,997
当期未処分利益	**37,361**	**33,013**

利益処分

（単位：百万円）

科　目	当　期
当期未処分利益	37,361
特別償却積立金戻入額	190
海外投資等損失準備金戻入額	1
固定資産圧縮積立金戻入額	185
固定資産圧縮特別勘定積立金戻入額	1,847
計	39,585

これを次のとおり処分します。

配当金（1株につき2円50銭）	3,606
役員賞与金	40
（うち監査役賞与金）	（—）
特別償却積立金	228
固定資産圧縮積立金	1,248
固定資産圧縮特別勘定積立金	95
次期繰越利益	34,366

会社概要
主な関係会社・役員

会社概要（平成17年3月31日現在）

創立	明治29年10月15日
資本金	81,427,090,720円
従業員	10,579名
事業所	神戸本社 神戸市中央区東川崎町1丁目1番3号 東京本社 東京都港区浜松町2丁目4番1号

主な関係会社（全133社）（平成17年3月31日現在）

- 株式会社川崎造船（船舶事業）
- 川重商事株式会社（その他事業）
- 株式会社カワサキプレシジョンマシナリ（その他事業）
- 株式会社カワサキマシンシステムズ（車両事業、ガスタービン・機械事業、汎用機事業）
- 日本飛行機株式会社（航空宇宙事業）
- 川重冷熱工業株式会社（ガスタービン・機械事業）
- 株式会社カワサキモータースジャパン（汎用機事業）
- 大阪動力工業株式会社（プラント・環境・鉄構事業）
- 川重プラント株式会社（プラント・環境・鉄構事業）
- Kawasaki Motors Corp., U.S.A.（汎用機事業）
- Kawasaki Motors Manufacturing Corp., U.S.A.（車両事業、汎用機事業）
- Kawasaki Construction Machinery Corp. of America（車両事業）
- Kawasaki Robotics (USA), Inc.（汎用機事業）
- Kawasaki Rail Car, Inc.（車両事業）
- Kawasaki Motors Europe N.V.（汎用機事業）
- Kawasaki Motors Enterprise (Thailand) Co., Ltd.（汎用機事業）
- P.T.Kawasaki Motor Indonesia（汎用機事業）
- Kawasaki Motors (Phils.) Corporation（汎用機事業）

役員（平成17年6月28日現在）

取締役会長	田﨑雅元
取締役社長	大橋忠晴
取締役副社長	寺﨑正俊
常務取締役	森田進一
常務取締役	吉野隆
常務取締役	松﨑昭
常務取締役	元山近思
常務取締役	野口二郎
常務取締役	瀬川雅司
監査役	上田忠男
監査役	田上朗
監査役	川本洋
監査役	土井憲三
特命執行役員	黒﨑泰充
特命執行役員	青木昭二
執行役員	浜田滋
執行役員	三原修二
執行役員	鶴谷将俊
執行役員	富家勝
執行役員	田中德夫
執行役員	糸賀興右
執行役員	天江文昭
執行役員	三嶋和彦
執行役員	大山正俊
執行役員	丹波晨一
執行役員	能勢修一
執行役員	中野民雄
執行役員	堀川英嗣
執行役員	服部晃
執行役員	長谷川聰
執行役員	浅野雄一
執行役員	鈴木伸一
執行役員	山口徹
執行役員	村山滋
執行役員	髙尾光俊



ホームページのご案内
当社の事業活動、製品情報、投資家情報などに関する詳しい情報は、ホームページでご覧いただけます。
http://www.khi.co.jp

株式の状況
株主メモ

株式の状況（平成17年3月31日現在）

授権株式数	3,360,000,000株
発行済株式数	1,443,394,172株
株主総数	123,047名

大株主（平成17年3月31日現在）

株主名	所有株式数	比率
日本トラスティ・サービス信託銀行株式会社（信託口）	75,824,000株	5.25%
日本マスタートラスト信託銀行株式会社（信託口）	66,751,000株	4.62%
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	57,443,650株	3.97%
川崎重工業従業員持株会	54,103,296株	3.74%
東京海上日動火災保険株式会社	53,861,589株	3.73%
日本生命保険相互会社	52,516,659株	3.63%
川崎重工共栄会	30,645,192株	2.12%
JFEスチール株式会社	27,634,400株	1.91%
日本興亜損害保険株式会社	27,521,999株	1.90%
株式会社三井住友銀行	26,828,453株	1.85%

所有者別株式保有状況（平成17年3月31日現在）


0.48%
15.58%
8.87%
36.87%
38.20%
個人・その他
金融機関
国内法人
外国人
証券会社

株主メモ

決算期	3月31日
定時株主総会	6月下旬
基準日	3月31日
名義書換代理人	中央三井信託銀行株式会社
同事務取扱場所	〒541-0041 大阪市中央区北浜2丁目2番21号 TEL：06-6202-7361 中央三井信託銀行株式会社 大阪支店　証券代行部
同取次所	中央三井信託銀行株式会社本店、全国各支店 日本証券代行株式会社本店、全国各支店

住所変更の手続きについて

新市制の施行や町村合併、住居表示の変更または転居などにより、ご住所が変更になったときは、株主名簿の変更手続きが必要となります。手続きをお忘れになると株主総会招集ご通知や配当金などのお受取ができなくなりますので、お早めにお手続きいただくようお願いいたします。

○事務のお取扱い（電話お問い合せ・郵便物送付先）
中央三井信託銀行株式会社
証券代行部（証券代行事務センター）
〒168-0063　東京都杉並区和泉2丁目8番4号
TEL：03-3323-7111（9：00～17：00）

◆住所変更、名義書換請求等に必要な用紙のご請求は、名義書換代理人のフリーダイヤル
0120-87-2031で24時間受付しております。

CSRレポート

Corporate Social Responsibility Report

子供たちが安心して暮らせる地球のために



どこかに地雷が埋められている「地雷汚染国」は、アフガニスタン、カンボジアなど、世界に90カ国を数えています。その広大な地雷原に対して、現在、地雷犬や携帯型探知機による検知と、人手による除去作業が行なわれていますが、安全性の確保と作業効率に限界があります。

川崎重工が開発中の人道的地雷除去システム「BULLDOGシステム」は、探知センサーや各種カメラなどを搭載し、最速2km/hの速度で幅1.5mのエリアを探知する地雷探知車「MINE DOG」と、地雷を掘り出して爆破・回収する対人地雷除去車「MINE BULL」、およびそれらを遠隔操縦・操作する装置によって構成され、安全かつ効率的な作業を行なうことができます。

BULLDOGシステムは、アフガニスタンの地雷原で実際に地雷除去を行なう実証試験を完了し、同システムによる地雷除去作業の安全性および有効性を確認しました。

子供たちが安心して暮らせる大地をよみがえらせるために、川崎重工はあらゆる努力を惜しみません。



地雷探知車「MINE DOG」



対人地雷除去車「MINE BULL」

川崎重工業株式会社

TEL：078-371-9533（総務部株式担当）

R100 PRINTED WITH SOY INK

この報告書は古紙100%、白色度82%の再生紙を使用し、VOC（揮発性有機化合物）の発生の少ない植物性の大豆油インキで印刷しています。

EXHIBIT 7

証券コード　7012

平成17年６月６日

株　主　各　位

神戸市中央区東川崎町３丁目１番１号
（本社事務所）
神戸市中央区東川崎町１丁目１番３号
川崎重工業株式会社
取締役社長　田　﨑　雅　元

第182期定時株主総会招集ご通知

拝啓　ますますご清祥のこととお喜び申しあげます。

さて、当社第182期定時株主総会を下記のとおり開催いたしますので、ご出席くださいますようご通知申しあげます。

なお、当日ご出席願えない場合は、お手数ながら後記の「議決権の行使についての参考書類」をご検討のうえ、同封の議決権行使書用紙に賛否を表示、押印のうえ、折り返しご送付いただくか、議決権行使書用紙に記載しております議決権行使コードとパスワードによりインターネットウェブサイト（http://www.web54.net）にアクセスし、画面の案内にしたがって議決権をご行使いただきますようお願い申しあげます。

敬　具

記

1.　日　時　平成17年６月28日（火曜日）午前10時
（開場午前９時）

2.　場　所　神戸市中央区東川崎町１丁目５番７号
神戸情報文化ビル４階　神戸新聞松方ホール
[末尾記載の「会場ご案内図」をご参照ください。]

3.　会議の目的事項

報告事項　1.　第182期（平成16年4月1日から 平成17年3月31日まで）営業報告書、貸借対照表および損益計算書報告の件

2.　第182期（平成16年4月1日から 平成17年3月31日まで）連結貸借対照表および連結損益計算書ならびに会計監査人および監査役会の連結計算書類監査結果報告の件

第1号議案　第182期利益処分案承認の件

第2号議案　定款一部変更の件

（議案の要領は、後記の「議決権の行使についての参考書類」35ページから36ページに記載のとおりであります。）

第3号議案　取締役9名選任の件

第4号議案　監査役3名および補欠監査役1名選任の件

第5号議案　退任取締役および退任監査役に退職慰労金贈呈の件

第6号議案　取締役ならびに監査役退職慰労金制度廃止に伴う退職慰労金精算支給の件

以　上

当日ご出席の場合は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申しあげます。

なお、インターネットにより議決権をご行使される場合は、後記46ページから47ページに記載の「インターネットによる議決権行使について」をお読みいただきますようお願い申しあげます。

（添付書類）

営　業　報　告　書

（平成16年４月１日から
平成17年３月31日まで）

Ⅰ．営業の概況

1.　企業集団の営業の経過および成果

(1) 全般の概況

当連結会計年度におけるわが国経済は、公共投資の抑制・削減傾向や、所得の伸び悩みによる個人消費の低迷が続き、民間設備投資の増加傾向や株価の上昇など明るい兆しもあったものの、総じて低調に推移しました。

このような経営環境の下、川崎重工グループは積極的に営業活動を展開した結果、受注高は、公共投資の抑制が著しいプラント・環境・鉄構部門において減少したものの、経営資源の重点投入を進めている車両部門およびガスタービン・機械部門において増加したため、全体では１兆3,018億円と前年度を６％上回りました。

売上高につきましては、海外案件の堅調な車両事業において大幅に増加したことなどから、１兆2,415億円と前年度を７％上回りました。

利益面につきましても、引き続き収益改善策を積極的に推進したことにより、営業利益は247億円、経常利益は210億円と、それぞれ前年度を11％、73％上回りました。当期純利益については114億円と前年度を81％上回りました。

(2) 部門別の状況

船舶部門では、ＬＮＧ船５隻、ＬＰＧ船２隻、大型タンカー３隻、ばら積み貨物船５隻を受注しました。ＬＮＧ船、ＬＰＧ船の増加により受注高は1,558億円と前年度を大きく上回りました。

売上高は、ＬＮＧ船、ＬＰＧ船、大型タンカー、ばら積み貨物船、潜水艦などを計上しましたが、870億円と前年度をわずかに下回りました。

営業損益は、前年度における23億円の損失から10億円の利益となりました。

車両部門では、ＪＲ各社から新幹線電車、特急電車、通勤・近郊電車、機関車、貨車を、各私鉄・公営鉄道から電車などを受注し、海外からは中国在来線高速化向け車両などを受注しました。海外向け各種車両が大きく増加したため、受注高は1,783億円と前年度をかなり上回りました。

売上高は、ＪＲ向けの車両は減少したものの、台湾高速鉄道向け車両、ニューヨーク地下鉄電車などの納入が増加しましたので、1,717億円と前年度を大きく上回りました。

営業利益は、売上高の増加に伴い前年度から34億円増加し、77億円となりました。

なお、破砕機事業については、平成17年４月１日をもって会社分割により、当社と株式会社神戸製鋼所の合弁会社である株式会社アーステクニカに引き継ぎました。

航空宇宙部門では、防衛庁から開発主担当企業の指名を受けている次期固定翼哨戒機・次期輸送機開発プロジェクトの平成16年度分を受注したほか、ＣＨ-47大型輸送ヘリコプタ、ＯＨ-１観測ヘリコプタなどを受注しました。また、民需製品では、ボーイング社向けＢ777・Ｂ767旅客機分担製造品、エンブラエル社（ブラジル）向けリージョナルジェット機「エンブラエル195」分担製造品などを受注しました。ボーイング社向け旅客機分担製造品などは増加しましたが、防衛庁向けについては減少したため、受注高は2,147億円とほぼ前年度並みとなりました。

売上高は、防衛庁向けの対戦車ミサイルの納入が減少したものの、次期固定翼哨戒機・次期輸送機開発プロジェクトの売上が増加し、民需製品ではボーイング社向け旅客機分担製造品、およびエンブラエル社向け旅客機分担製造品の納入が増加しましたので、全体では1,882億円と前年度をわずかに上回りました。

営業利益は、売上高の増加に伴い前年度から18億円増加し、60億円となりました。

ガスタービン・機械部門では、防衛庁向けにヘリコプタ用エンジンを受注し、内外の顧客向けに中小型ガスタービン発電設備、舶用蒸気タービン主機関、天然ガス圧送設備を受注したほか、Ｖ2500・トレント等の民需航空機用エンジン分担製造品を受注しましたので、受注高は1,626億円と前年度を大きく上回りました。

売上高は、民需航空機用エンジン分担製造品の納入は減少したものの、天然ガス圧送設備などの空力機械、舶用蒸気タービン主機関、舶用ディーゼル主機関の納入が増加しましたので、1,413億円と前年度をわずかに上回りました。

営業利益は、新型ガスタービン初期コスト等の影響もあり前年度から18億円減少し、26億円となりました。

プラント・環境・鉄構部門では、ベトナム向けセメントプラント、ブラジル向けコークスガス回収発電設備、シンガポール向けシールド掘進機などを、また国内では都市ごみ焼却設備、高速道路橋梁などを受注しましたが、海外において大口案件の受注が減少したことに加え、公共投資抑制の影響から国内での受注も依然として低調であったため、受注高は1,264億円と前年度をかなり下回りました。

売上高は、橋梁等の鉄構製品が減少したものの、海外向けのセメントプラントや化学プラントなど、各種プラントの納入が増加しましたので、1,910億円とほぼ前年度並みとなりました。

営業損益は、プラント事業で追加工事や工程遅延などにより工事コストが大幅に増加したため、144億円の損失と前年度から大幅に悪化しました。

なお、当社プラント事業については、平成17年４月１日をもって会社分割により当社の完全子会社である川重プラント株式会社に引き継ぎ、同社はカワサキプラントシステムズ株式会社に商号を変更しました。

汎用機部門では、海外における二輪車、米国における四輪バギー車および多用途四輪車の販売が増加し、また国内外における産業用ロボットの販売も増加しましたので、汎用ガソリンエンジンの販売は減少したものの、売上高は3,384億円と前年度をわずかに上回りました。

営業利益は、対米ドル為替レートの悪化があったものの、売上高の増加や販売促進経費の減少などにより前年度から94億円増加し、167億円となりました。

その他の事業では、中国向けが好調な精機事業が増加しましたが、連結子法人等の異動があったことから、売上高は1,236億円とほぼ前年度並みとなりました。

営業利益は、前年度から19億円増加し、49億円となりました。

(当連結会計年度における部門別受注高・売上高・営業損益)

部門	受注高		売上高		営業損益	
	金額	対前年度比増減	金額	対前年度比増減	金額	対前年度比増減
	億円	億円	億円	億円	億円	億円
船舶部門	1,558	320	870	△ 78	10	33
車両部門	1,783	249	1,717	511	77	34
航空宇宙部門	2,147	△ 14	1,882	144	60	18
ガスタービン・機械部門	1,626	327	1,413	48	26	△ 18
プラント・環境・鉄構部門	1,264	△297	1,910	△ 3	△144	△156
汎用機部門	3,384	201	3,384	201	167	94
その他	1,253	△ 35	1,236	△ 10	49	19
合計	13,018	751	12,415	813	247	24

(注) 1. 売上高は、外部顧客に対するものを記載しております。
2. 営業損益の部門間精算額は「その他」に含めて表示しております。
3. 汎用機部門については、売上高をもって受注高としております。

(3) 企業集団の設備投資の状況

当連結会計年度は、新機種・新製品対応のための設備や生産合理化・省力化のための設備を中心に、総額296億円の設備投資を実施しました。

なお、当連結会計年度中に完工・取得した主な設備、および当連結会計年度末現在において工事中の主な設備は、以下のとおりであります。

①当連結会計年度中に完工・取得した主な設備

車両生産・合理化設備　(車両事業)
航空機生産・開発設備　(航空宇宙事業)
二輪車新機種開発設備　(汎用機事業)

②当連結会計年度末現在において工事中の主な設備

車両生産・合理化設備　(車両事業)
航空機生産・開発設備　(航空宇宙事業)

(4) 企業集団の資金調達の状況

当連結会計年度は、国内無担保普通社債200億円およびユーロ円建転換社債型新株予約権付社債250億円の発行などを行ない、社債の償還、長期借入金の約定弁済、設備資金、運転資金等に充当しました。

2. 企業集団が対処すべき課題

公共投資の低迷や鋼材をはじめとした素材価格の上昇など厳しい経営環境の中にあって、川崎重工グループは、安定的な収益基盤を確立し、持続的な成長を果たすために、引き続き事業構造の改革や収益力強化のための諸施策を着実に推進してまいります。

事業構造の改革という点では、事業の選択と集中という方針のもとで、中核事業と位置付けている汎用機事業では製品競争力の一層の強化に取り組んでおり、航空宇宙事業においては、次期固定翼哨戒機・次期輸送機開発などの新規プロジェクトの遂行に取り組むとともに、新たに参画を決定したボーイング787の開発・生産プロジェクトについて重点的な設備投資を行なってまいります。また、育成事業と位置付けている車両事業においては、中国在来線高速化向け車両の受注をはじめとして中国での旺盛な需要に対応するため、現地資本である南車四方機車車両有限公司等と設計・エンジニアリング会社を設立するなど、海外における事業運営体制の強化を図っており、ガスタービン・機械事業においては、産業用ガスタービン事業の拡充に取り組むとともに、ボーイング787への搭載が決定されているロールス・ロイス社のトレント1000への開発・生産に向けて設備投資を行なってまいります。

一方、構造改革事業と位置付けている船舶事業、プラント・環境・鉄構事業については、抜本的な構造改革に取り組んでおります。

この一環として、世界的に熾烈な競争下にあって収益力が低迷し、為替変動など大きなリスクを伴うプラント事業について、本年４月にカワサキプラントシステムズ株式会社として分社いたしました。分社を契機として、競争優位にある製品を中心に事業の選択と集中を徹底し、併せて、分社・独立を通じて経営のフレキシビリティを高め、機動的な事業運営を行なうことによって、早期に同事業の収益改善を図ることとしております。また、公共事業の縮小という経営環境の中で、鉄構事業など官公需ウェイトの高い事業については、引き続き固定費の削減などを通じて損益分岐点の引き下げに取り組んでまいります。

こうした事業構造の改革に加えて、原材料価格の上昇という事業環境の中で川崎重工グループの収益力を高めていくために、「質主量従」という経営方針を一層徹底し、技術力を基礎として付加価値の高い差別化された製品・サービスの提供に努めるとともに、固定費や製造コストの削減に引き続き取り組んでまいります。

川崎重工グループは、このように事業環境の変化に適応すべく、事業全般にわたって一段の収益力強化に注力するとともに、厳しい環境下にあるプラント事業などの構造改革を確実に実行し、一方で中核・育成事業を中心に将来の事業発展の源となるプロジェクトを確実に遂行していくことによって、持続的成長を遂げ、企業価値の増大を図っていく所存であります。株主の皆様におかれましては、当グループのこうした方針に深いご理解をいただきまして、今後とも一層のご支援とご協力を賜わりますようお願い申しあげます。

3. 企業集団および当社の業績および財産の状況の推移
(1) 企業集団の業績および財産の状況の推移

区　　　　　分	第179期	第180期	第181期	第182期 (当連結会計年度)
受　　注　　高(億円)	10,347	12,274	12,267	13,018
売　　上　　高(億円)	11,445	12,395	11,602	12,415
経　常　利　益(億円)	142	162	121	210
当　期　純　利　益(億円)	62	130	63	114
1株当たり当期純利益	4円51銭	9円34銭	4円37銭	7円92銭
総　　資　　産(億円)	12,550	11,491	11,569	11,944
純　　資　　産(億円)	1,677	1,745	1,901	2,014

第179期につきましては、プラント・環境・鉄構部門、航空宇宙部門を中心に売上高が増加したことに加え為替レートの好転もあり、経常利益は142億円、当期純利益は62億円となりました。

第180期につきましては、船舶部門、車両部門および汎用機部門を中心に売上が増加したことに加え、安定的な収益基盤確立に向けた諸施策を推進した結果、経常利益は162億円、当期純利益は130億円となりました。

第181期につきましては、プラント・環境・鉄構部門を中心に売上が減少したことに加え、為替レートが米ドルに対し円高で推移したことなどにより、経常利益は121億円、当期純利益は63億円となりました。

第182期につきましては、前記の「企業集団の営業の経過および成果」に記載のとおりであります。

(2) 当社の業績および財産の状況の推移

区　　　分	第179期	第180期	第181期	第182期(当期)
受　注　高(億円)	8,250	9,153	8,158	8,707
売　上　高(億円)	9,146	8,947	7,825	8,762
経　常　利　益(億円)	120	74	107	113
当　期　純　利　益(億円)	78	60	69	79
1株当たり当期純利益	5円65銭	4円33銭	4円78銭	5円47銭
総　資　産(億円)	10,172	8,526	8,706	9,128
純　資　産(億円)	1,422	1,464	1,641	1,716

第179期につきましては、プラント・環境・鉄構部門、航空宇宙部門を中心に売上高が増加したことに加え為替レートの好転もあり、経常利益は120億円となり、当期純利益も固定資産売却益65億円を特別利益に、投資有価証券の評価損失など49億円を特別損失に計上した結果、78億円となりました。

第180期につきましては、安定的な収益基盤確立に向けた諸施策を推進しましたが、分社の影響により経常利益は74億円となり、当期純利益は、固定資産の売却益など59億円を特別利益に、鉄構事業の工場集約に係る事業構造改善費用など41億円を特別損失に計上した結果、60億円となりました。

第181期につきましては、為替レートが米ドルに対し円高で推移したものの、収益改善策を推進したことから経常利益は107億円となり、当期純利益は、子会社株式の売却益など21億円を特別利益に、鉄構事業の工場集約に係る損失など18億円を特別損失に計上した結果、69億円となりました。

第182期につきましては、引き続き収益改善策を積極的に推進するとともに、資産圧縮策を進めたため、経常利益は113億円となりました。また、当期純利益は、固定資産売却益28億円を特別利益に、プラント工事費用の清算金など31億円を特別損失に計上した結果、79億円となりました。

Ⅱ. 会社の現況（平成17年３月31日現在）

1. 株式の状況

(1) 当社が発行する株式の総数　3,360,000,000株
(2) 発行済株式総数　1,443,394,172株
(3) 株主数　123,047名
(4) 新株予約権の状況
現に発行している新株予約権

区分	2010年満期ユーロ円建転換社債型新株予約権付社債に付された新株予約権
新株予約権の数	25,000個
目的となる株式の種類および数	普通株式 137,362,637株
新株予約権の発行価額	無償
新株予約権付社債の残高	25,000,000千円

(注) 目的となる株式の数は、新株予約権付社債の残高を、転換価額182円で除したものであります。

区分	2011年満期ユーロ円建転換社債型新株予約権付社債に付された新株予約権
新株予約権の数	25,000個
目的となる株式の種類および数	普通株式 107,758,620株
新株予約権の発行価額	無償
新株予約権付社債の残高	25,000,000千円

(注) 目的となる株式の数は、新株予約権付社債の残高を、転換価額232円で除したものであります。

なお、上記のほか、商法の旧規定に基づいた転換社債を発行しております。

区分	第５回無担保転換社債	第７回無担保転換社債	第８回無担保転換社債	第９回無担保転換社債
転換社債の残高	17,118,000千円	9,609,000千円	7,520,000千円	7,039,000千円
転換により発行する株式の種類	普通株式	普通株式	普通株式	普通株式
転換により発行する株式の数	37,294,117株	16,068,561株	12,575,250株	11,770,903株
転換価額	459円	598円	598円	598円

(注) 転換により発行する株式の数は、それぞれ転換社債の残高を転換価額で除したものであります。

(5) 大　株　主

株主名	当社への出資状況		当社の当該株主への出資状況	
	所有株式数	持株比率	所有株式数	持株比率
	千株	%	千株	%
日本トラスティ・サービス信託銀行株式会社(信託口)	75,824	5.2	—	—
日本マスタートラスト信託銀行株式会社(信託口)	66,751	4.6	—	—
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	57,443	3.9	—	—
川崎重工業従業員持株会	54,103	3.7	—	—
東京海上日動火災保険株式会社	53,861	3.7	—	—
日本生命保険相互会社	52,516	3.6	—	—
川崎重工共栄会	30,645	2.1	—	—
ＪＦＥスチール株式会社	27,634	1.9	—	—
日本興亜損害保険株式会社	27,521	1.9	40	0.0
株式会社三井住友銀行	26,828	1.8	—	—

(注) 1.　みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の所有する株式については、委託者である株式会社みずほ銀行が議決権の指図権を留保しております。なお、当社は株式会社みずほ銀行のグループ持株会社である株式会社みずほフィナンシャルグループの普通株式20,857株（持株比率0.1%）を退職給付信託の信託財産に拠出しており、当社が議決権の指図権を留保しております。また、当社は株式会社みずほフィナンシャルグループの議決権のない優先株式3,000株を保有しております。

2.　当社は、東京海上日動火災保険株式会社の完全親会社である株式会社ミレアホールディングスの普通株式2,635株（持株比率0.1%）を退職給付信託の信託財産に拠出しており、当社が議決権の指図権を留保しております。

3.　当社は、ＪＦＥスチール株式会社の完全親会社であるＪＦＥホールディングス株式会社の普通株式2,229,352株（持株比率0.3%）を所有しております。

4.　当社は、株式会社三井住友銀行の完全親会社である株式会社三井住友フィナンシャルグループの普通株式4,699株（持株比率0.0%）を退職給付信託の信託財産に拠出しており、当社が議決権の指図権を留保しております。

5.　株式会社みずほフィナンシャルグループおよび株式会社三井住友フィナンシャルグループに対する当社の出資状況の持株比率については、両社の発行する議決権のない優先株式を除いて算出しております。

(6) 自己株式の取得、処分および保有

①取得株式

普通株式　219,617株
取得価額の総額　36,814千円

②処分株式

普通株式　25,076株
処分価額の総額　4,180千円

③決算期における保有株式

普通株式　940,268株

2. 主要な借入先

借入先	借入残高			当社株式の所有数
	長期	短期	合計	
	億円	億円	億円	千株
株式会社みずほコーポレート銀行	30	169	199	1,764
国際協力銀行	121	—	121	—
株式会社三井住友銀行	69	44	114	26,828
日本生命保険相互会社	70	—	70	52,516
住友生命保険相互会社	57	—	57	12,722

3. 重要な企業結合の状況

(1) 企業結合の経過

当連結会計年度においては、連結子法人等が２社減少したため、下記(2)に掲げる重要な子法人等18社を含め、連結子法人等は99社、持分法適用会社は16社となりました。

なお、重要な子法人等のうち、川重プラント株式会社は平成17年４月１日をもって、当社プラント事業を会社分割により承継し、カワサキプラントシステムズ株式会社に商号を変更しました。また、持分法適用会社のうち、株式会社アーステクニカは平成17年４月１日をもって、破砕機事業を会社分割により承継しました。

(2) 重要な子法人等

会社名	資本金	当社持株比率	事業内容
株式会社川崎造船	10,000百万円	100%	船舶、艦艇、海洋機器、その他輸送機器およびそれらの設備、部品の設計、製造、販売ならびに修理等
川重商事株式会社	600百万円	70%	各種産業用機械類、石油、鋼材、空調機器等の販売
株式会社 カワサキプレシジョンマシナリ	3,000百万円	100%	油圧機器・装置、機電製品、制御システムの設計、製造、販売、アフターサービス、メンテナンス
株式会社 カワサキマシンシステムズ	743百万円	100%	建設機械、汎用ガスタービン、産業用ロボット、その他産業機械・部品の販売・修理
日本飛行機株式会社	6,048百万円	100%	航空機の製造、整備および改造、ロケット部分品および宇宙機器の製造、標的システムの製造、非破壊検査システム・工業用ファン等の製造
川重冷熱工業株式会社	1,460百万円	83%	ボイラ、空調機器、吸収式ヒートポンプ等の製造・販売・据付工事・アフターサービス

(次ページにつづく)

会　社　名	資本金	当社持株比率	事業内容
株式会社 カワサキモータースジャパン	560百万円	100%	二輪車、ジェットスキーの国内総販売元
大阪動力工業株式会社	90百万円	100%	都市ごみ焼却装置、ボイラ・タービン・砕石設備等の据付・修理・改造
川重プラント株式会社	40百万円	100%	各種プラント、設備の設計・製作・据付・保守・３D-CAD配管設計、制御ソフトウェアの設計・製作
Kawasaki Motors Corp., U.S.A.	65百万米ドル	100%	アメリカにおける二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジンの販売
Kawasaki Motors Manufacturing Corp., U.S.A.	70百万米ドル	100%	アメリカにおける二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジン、鉄道車両、産業用ロボットの製造
Kawasaki Construction Machinery Corp. of America	8百万米ドル	(注)1	アメリカにおける建設機械および同関連製品の製造・販売・アフターサービス
Kawasaki Robotics (USA), Inc.	1百万米ドル	(注)2	北米におけるロボットの販売
Kawasaki Rail Car, Inc.	60百万米ドル	(注)3	鉄道車両・関連製品の製造・アフターサービス、各種エンジニアリング業務
Kawasaki Motors Europe N.V.	14百万ユーロ	100%	欧州における二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジンの販売統括
Kawasaki Motors Enterprise (Thailand) Co., Ltd.	1,900百万バーツ	92%	タイにおける二輪車の製造・販売
P.T.Kawasaki Motor Indonesia	20百万米ドル	58%	インドネシアにおける二輪車の製造・販売
Kawasaki Motors (Phils.) Corporation	101百万ペソ	50%	フィリピンにおける二輪車の製造・販売

(注) 1. Kawasaki Construction Machinery Corp.of America は、Kawasaki Motors Corp., U.S.A.の完全子会社であります。
2. Kawasaki Robotics (USA), Inc. は、Kawasaki Motors Corp., U.S.A.の完全子会社であります。
3. Kawasaki Rail Car, Inc. は、Kawasaki Motors Manufacturing Corp., U.S.A.の完全子会社であります。

当年度から、重要な子法人等に、Kawasaki Robotics (USA), Inc. およびP.T.Kawasaki Motor Indonesiaを加え、川重工事株式会社を除外しました。

(3) 企業結合の成果

当連結会計年度の連結売上高は１兆2,415億円と、前年度に比べ813億円（7.0%）増加し、連結当期純利益は114億円となりました。

4. 企業集団の主要な営業所ならびに工場

(1) 当　　社

		名称ならびに所在地
主要な営業所	本　　社	神戸本社(神戸市)、東京本社(東京都港区)以上2か所
	支　　社	北海道支社(札幌市)、東北支社(仙台市)、中部支社(名古屋市)、関西支社(大阪市)、中国支社(広島市)、四国支社(高松市)、九州支社(福岡市) 以上7か所
	海外事務所	ソウル(韓国)、北京、上海(以上中国)、台北(台湾)、バンコク(タイ)、クアラルンプール(マレーシア)、ジャカルタ(インドネシア) 以上7か所
工　場　等		岐阜工場(各務原市)、名古屋第一工場、名古屋第二工場(以上愛知県海部郡)、神戸工場、兵庫工場、西神工場(以上神戸市)、明石工場(明石市)、播州工場、播磨工場(以上兵庫県加古郡)、東京設計事務所(東京都江東区)、技術研究所(明石市)以上11か所

(注)　平成17年3月31日付けで八千代工場(八千代市)を廃止しました。

(2) 重要な子法人等

①国内

会　社　名	主要な営業所所在地	工場所在地
株式会社川崎造船	神戸市	神戸市、坂出市
川重商事株式会社	神戸市、東京都江東区	―
株式会社カワサキプレシジョンマシナリ	神戸市	神戸市
株式会社カワサキマシンシステムズ	大阪市	―
日本飛行機株式会社	横浜市	横浜市、大和市
川重冷熱工業株式会社	草津市、大阪市、 東京都江東区	草津市
株式会社カワサキモータースジャパン	明石市	―
大阪動力工業株式会社	尼崎市	―
川重プラント株式会社	神戸市	―

②国外

会　社　名	所　在　地
Kawasaki Motors Corp.,U.S.A.	アメリカ
Kawasaki Motors Manufacturing Corp.,U.S.A.	アメリカ
Kawasaki Construction Machinery Corp. of America	アメリカ
Kawasaki Robotics (USA),Inc.	アメリカ
Kawasaki Rail Car,Inc.	アメリカ
Kawasaki Motors Europe N.V.	オランダ
Kawasaki Motors Enterprise (Thailand) Co.,Ltd.	タイ
P.T.Kawasaki Motor Indonesia	インドネシア
Kawasaki Motors (Phils.) Corporation	フィリピン

5. 企業集団の主要な事業内容

部　　門	主　　　要　　　事　　　業
船　舶　部　門	船舶等の製造・販売
車　両　部　門	鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売
航空宇宙部門	航空機等の製造・販売
ガスタービン・機　械　部　門	ジェットエンジン、汎用ガスタービン、原動機等の製造・販売
プ ラ ン ト ・環境・鉄構部門	産業機械、ボイラ、環境装置、鋼構造物等の製造・販売
汎 用 機 部 門	二輪車、四輪バギー車(ＡＴＶ)、多用途四輪車、パーソナルウォータークラフト(「ジェットスキー」)、汎用ガソリンエンジン、産業用ロボット等の製造・販売
そ　　の　　他	油圧機器等の製造・販売、防災機器、医療機器等の製造・販売、商業、福利施設の管理等

6. 企業集団および当社の従業員の状況

(1) 企業集団の従業員の状況

	従　業　員　数（名）	前年度末比増減数（名）
国　　　内	23,070	△887
海　　　外	5,612	263
合　　　計	28,682	△624

(2) 当社の従業員の状況

従　業　員　数（名）	平　均　年　齢（歳）	平均勤続年数（年）
10,579	42.6	21.0

（注）　従業員数は前年度末比358名減少しました。

7. 取締役および監査役

地位	氏名	担当または主な職業
※取締役社長	田崎雅元	
※取締役副社長	西村　正	社長補佐　営業統括　環境ビジネスセンター・鉄構ビジネスセンター統括
※取締役副社長	佐伯武彦	社長補佐　技術開発・生産統括　プラントビジネスセンター統括
※常務取締役	森田進一	汎用機カンパニープレジデント
※常務取締役	寺崎正俊	経営企画部長　財務経理・法務部担当
※常務取締役	吉野　隆	ガスタービン・機械カンパニープレジデント
※常務取締役	大橋忠晴	車両カンパニープレジデント
○※常務取締役	松崎　昭	技術開発本部長
○※常務取締役	元山近思	航空宇宙カンパニープレジデント
取締役	前田卓也	社長付
取締役	田所修一	株式会社川崎造船　取締役社長
監査役	和田義次	(常勤)
○監査役	上田忠男	(常勤)
監査役	前田　貢	弁護士
監査役	川本　洋	

(注) 1. ※印は、代表取締役を示します。
2. 監査役 前田　貢および川本　洋の両氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。
3. ○印は、平成16年6月29日開催の第181期定時株主総会において、新たに就任した取締役および監査役を示します。
4. 当期中に、第181期定時株主総会終結のときをもって、取締役 須郷　隆および中山幹彦の両氏ならびに監査役 西尾常光氏が退任しました。
5. 平成17年4月1日付けで取締役の地位が変更となり、取締役副社長（代表取締役）西村正および佐伯武彦の両氏は取締役に、常務取締役（代表取締役）大橋忠晴および寺崎正俊の両氏は取締役副社長（代表取締役）となりました。

6.　平成17年４月１日付けの業務執行体制は次のとおりとなりました。

地　　位	氏　　名	担 当 ま た は 主 な 職 業
社　　長	田　﨑　雅　元	
副 社 長	大　橋　忠　晴	社長補佐
副 社 長	寺　崎　正　俊	社長補佐　本社管理部門統括(除く監査部)
常　　務	森　田　進　一	汎用機カンパニープレジデント
常　　務	吉　野　　　隆	ガスタービン・機械カンパニープレジデント
常　　務	松　﨑　　　昭	技術開発本部長
常　　務	元　山　近　思	航空宇宙カンパニープレジデント
特命執行役員	黒　﨑　泰　充	汎用機カンパニーバイスプレジデント兼ロボットビジネスセンター長
特命執行役員	青　木　昭　二	営業推進本部長
執行役員	浜　田　　　滋	社長特命事項(Kawasaki Motors Corp., U.S.A.担当)
執行役員	三　原　修　二	人事労政部長
執行役員	鶴　谷　将　俊	社長特命事項(Kawasaki Motors Europe N.V.担当)
執行役員	野　口　二　郎	経営企画部長
執行役員	富　家　　　勝	環境ビジネスセンター長
執行役員	田　中　徳　夫	社長特命事項、営業推進本部関西支社長
執行役員	糸　賀　興　右	技術開発本部システム技術開発センター長
執行役員	天　江　文　昭	汎用機カンパニーバイスプレジデント兼技術本部長
執行役員	三　嶋　和　彦	車両カンパニーバイスプレジデント(建設機械担当)兼建設機械ビジネスセンター長
執行役員	大　山　正　俊	技術開発本部副本部長兼技術研究所長
執行役員	丹　波　晨　一	社長特命事項(Kawasaki Motors Manufacturing Corp., U.S.A.担当)
執行役員	能　勢　修　一	鉄構ビジネスセンター長
執行役員	中　野　民　雄	ガスタービン・機械カンパニーバイスプレジデント兼機械ビジネスセンター長
執行役員	瀬　川　雅　司	車両カンパニープレジデント
執行役員	堀　川　英　嗣	航空宇宙カンパニーバイスプレジデント兼QM推進室長兼技術本部長
執行役員	服　部　　　晃	車両カンパニーバイスプレジデント(車両担当)
執行役員	長谷川　　　聰	ガスタービン・機械カンパニーバイスプレジデント兼ガスタービンビジネスセンター長
執行役員	浅　野　雄　一	ガスタービン・機械カンパニーバイスプレジデント(生産・コストダウン担当)兼機械ビジネスセンター工場総括部長
執行役員	鈴　木　伸　一	航空宇宙カンパニーバイスプレジデント兼営業本部長
執行役員	山　口　　　徹	社長特命事項(株式会社カワサキマシンシステムズ担当)
執行役員	村　山　　　滋	航空宇宙カンパニーバイスプレジデント(次期大型機プロジェクト担当)
執行役員	髙　尾　光　俊	財務経理部長

8. 会計監査人に支払うべき報酬等の額

(1) 当社および当社の子法人等が会計監査人に支払うべき報酬等の合計額

151百万円

(2) 上記(1)の合計額のうち、公認会計士法第２条第１項の業務（監査証明業務）の対価として当社および当社の子法人等が会計監査人に支払うべき報酬等の合計額

151百万円

(3) 上記(2)の合計額のうち、当社が会計監査人に支払うべき会計監査人としての報酬等の額

63百万円

(注) 当社と会計監査人との間の監査契約において、「株式会社の監査等に関する商法の特例に関する法律」に基づく監査と証券取引法に基づく監査の監査報酬の額を区分しておらず、実質的に区分できないため、(3)の金額にはこれらの合計額を記載しております。

(注) 本営業報告書中の記載金額は表示単位未満の端数を切捨てております。

貸借対照表

（平成17年３月31日現在）

（単位　百万円）

科目	金額
資産の部	
流動資産	**622,416**
現金預金	32,332
受取手形	3,183
売掛金	295,669
原材料及び貯蔵品	25,135
仕掛品	181,144
前渡金	16,956
前払費用	202
繰延税金資産	8,457
短期貸付金	46,671
未収入金	11,524
未収収益	60
その他	3,847
貸倒引当金	△ 2,770
固定資産	**290,477**
有形固定資産	130,277
建物	40,006
構築物	8,202
機械装置	27,952
船舶	6
航空機	454
車両運搬具	443
工具器具備品	11,682
土地	38,831
建設仮勘定	2,697
無形固定資産	9,150
ソフトウェア	5,279
製造実施権	1,621
その他	2,249
投資その他の資産	151,048
投資有価証券	51,645
関係会社株式	72,912
関係会社出資金	3,408
長期貸付金	11,633
長期繰延税金資産	7,730
その他	7,707
貸倒引当金	△ 3,987
資産合計	**912,894**

科目	金額
負債の部	
流動負債	**512,535**
支払手形	37,059
買掛金	248,794
短期借入金	62,740
長期借入金（返済１年以内）	12,500
社債（償還１年以内）	10,000
転換社債（償還１年以内）	9,609
設備支払手形	697
未払金	8,311
未払費用	22,336
未払法人税等	7,532
前受金	74,629
預り金	1,542
前受収益	15
賞与引当金	7,690
保証工事引当金	891
受注工事損失引当金	3,529
その他	4,653
固定負債	**228,725**
社債	70,000
転換社債	31,677
新株予約権付社債	50,000
長期借入金	44,012
長期未払金	1,057
退職給付引当金	31,649
役員退職慰労引当金	322
その他	6
負債合計	**741,261**
資本の部	
資本金	**81,427**
資本剰余金	**29,205**
資本準備金	29,204
その他資本剰余金	1
自己株式処分差益	1
利益剰余金	**45,619**
任意積立金	8,257
特別償却積立金	696
海外投資等損失準備金	1
固定資産圧縮積立金	5,711
固定資産圧縮特別勘定積立金	1,847
当期未処分利益	37,361
株式等評価差額金	**15,493**
自己株式	**△ 113**
資本合計	**171,632**
負債・資本合計	**912,894**

損 益 計 算 書

（平成16年４月１日から
平成17年３月31日まで）

（単位　百万円）

科目		
経常損益の部		
営業損益の部		
売上高		876,233
売上原価		812,961
販売費及び一般管理費		53,232
営業利益		10,038
営業外損益の部		
営業外収益		11,849
受取利息	880	
受取配当金	5,501	
有価証券売却益	3,780	
その他	1,686	
営業外費用		10,531
支払利息	1,913	
社債利息	2,179	
為替差損	110	
その他	6,327	
経常利益		11,357
特別損益の部		
特別利益		2,864
固定資産売却益	2,864	
特別損失		3,139
分社に伴う退職給付会計基準変更時差異等一括処理額	1,315	
工事費用清算金	1,824	
税引前当期純利益		11,081
法人税、住民税及び事業税	9,419	
法人税等調整額	△ 6,273	
差引		3,146
当期純利益		7,935
前期繰越利益		29,426
当期未処分利益		37,361

（重要な会計方針）

1. 有価証券の評価方法は以下による。
   (1) 子会社及び関連会社株式
   移動平均法による原価法
   (2) その他有価証券
   ・市場価格のあるもの……決算期末日の市場価格等に基づく時価法
   なお、評価差額の処理は全部資本直入法を適用し、評価差額の合計額から税効果額を控除した後の金額を資本の部に「株式等評価差額金」として表示している。
   また、売却原価は移動平均法により算定している。
   ・市場価格のないもの……移動平均法による原価法
   なお、売買目的有価証券ならびに満期保有目的債券については保有していない。
2. たな卸資産は、個別法及び移動平均法による原価法により評価している。
3. デリバティブの評価方法は、時価法によっている。
4. 有形固定資産の減価償却の方法は、定率法によっている。但し、平成10年４月１日以降に取得した建物（建物附属設備を除く）については、定額法を採用している。
5. 外貨建の資産または負債の本邦通貨への換算基準は、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））によっている。
   なお、外貨建金銭債権債務は決算日の直物為替相場により円換算し換算差額は損益として処理している。
6. 引当金の計上基準
   (1) 貸倒引当金は、債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。
   (2) 賞与引当金は、当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。
   (3) 受注工事損失引当金は、期末の未引渡工事のうち、将来、大幅な損失が発生すると見込まれ、かつ、期末時点で当該工事損失額を合理的に見積もることが可能な工事について、翌期以降の損失見積額を計上している。なお、この引当金は商法施行規則43条に規定する引当金である。
   (4) 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務および年金資産（退職給付信託）の見込額に基づき当期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。また、数理計算上の差異は、10年による定額法により翌期から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。なお、退職給付引当金のうち、相殺表示されている退職給付信託における年金資産額は27,274百万円（株式信託拠出時の時価）である。また、期末残高には、平成17年４月１日付の破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等一括処理額1,315百万円が含まれている。
   (5) 役員退職慰労引当金は、役員の退職慰労金支給に備えるため、内規に基づく50％相当額を計上している。なお、この引当金は商法施行規則第43条に規定する引当金である。

7.　ヘッジ会計の方針

繰延ヘッジ会計を適用しており、デリバティブ取引等ヘッジ手段を時価評価したことによる評価損益ならびに評価差額金については、ヘッジ対象に係る損益が認識されるまで資産または負債として繰り延べている。

8.　請負工事に係る収益の計上は、長期・大型の請負工事（工期１年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。

（会計方針の変更）

従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が15,824百万円、営業利益・経常利益・税引前当期純利益が2,135百万円それぞれ増加している。

9.　消費税および地方消費税の会計処理は、税抜方式によっている。

（追加情報）

当社は平成17年４月１日をもって、プラント・環境・鉄構部門のプラント事業を会社分割により「カワサキプラントシステムズ株式会社」として分社独立させた。

注記事項

（貸借対照表関係）

1.　記載金額は表示単位未満の端数を切捨てている。

2.　有形固定資産の減価償却累計額　355,799百万円

3.　貸借対照表に計上した固定資産のほか、リースにより使用している重要な固定資産として、コジェネレーション設備がある。

4.　関係会社に対する金銭債権債務

短期金銭債権	171,431百万円
長期金銭債権	10,668百万円
短期金銭債務	86,009百万円

5.　担保に供している資産

有形固定資産	666百万円
投資有価証券	30百万円

6.　時価を付したことにより増加した純資産額　15,493百万円
（商法施行規則第124条第３号）

7.　保証債務　57,496百万円

8. 社債の信託型デット・アサンプションに係る偶発債務
以下の社債に関し、デット・アサンプション特定運用金銭信託契約および債務履行引受契約を金融機関と締結し、債務を譲渡している。従って、同社債に係る譲渡債務と同契約による支払金額とを相殺消去しているが、社債権者に対する当社の社債償還義務は社債償還時まで存続する。

銘　　柄	契約締結日	譲渡金額（百万円）
第19回無担保普通社債	平成17年３月30日	10,000

(損益計算書関係)

1. 記載金額は表示単位未満の端数を切捨てている。
2. 関係会社との取引高
   売上高　312,317百万円
   仕入高　150,505百万円
   営業取引以外の取引高　8,328百万円
3. 固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。
4. 分社に伴う退職給付会計基準変更時差異等一括処理額は、破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等の未処理額を一括計上したものである。
5. 工事費用清算金は、プラント工事において発生した工程遅延等に係る追加費用を清算したものである。
6. １株あたりの当期純利益　5.47円

利 益 処 分 案

	円
当期未処分利益	37,361,428,338
特別償却積立金戻入額	190,388,381
海外投資等損失準備金戻入額	1,762,688
固定資産圧縮積立金戻入額	185,077,336
固定資産圧縮特別勘定積立金戻入額	1,847,086,066
計	39,585,742,809
これを次のとおり処分します。	
配当金(1株につき2円50銭)	3,606,134,760
役員賞与金 (うち監査役賞与金)	40,000,000 (0)
特別償却積立金	228,744,101
固定資産圧縮積立金	1,248,453,346
固定資産圧縮特別勘定積立金	95,587,140
次期繰越利益	34,366,823,462

連結貸借対照表

（平成17年３月31日現在）

（単位　百万円）

科目	金額	科目	金額
資産の部		**負債の部**	
流動資産	**837,004**	**流動負債**	**698,482**
現金及び預金	44,628	支払手形及び買掛金	348,388
受取手形及び売掛金	402,254	短期借入金	126,996
たな卸資産	332,333	未払法人税等	12,276
繰延税金資産	20,218	繰延税金負債	317
その他	43,583	賞与引当金	13,957
貸倒引当金	△ 6,013	保証工事引当金	2,550
		受注工事損失引当金	6,832
固定資産	**357,467**	その他	187,162
有形固定資産	243,166	前受金	106,574
建物及び構築物	93,318	１年内償還社債	19,609
機械装置及び運搬具	57,260	その他	60,979
土地	67,997	**固定負債**	**289,835**
建設仮勘定	5,126	社債	153,677
その他	19,462	長期借入金	53,601
無形固定資産	14,773	繰延税金負債	1,979
投資その他の資産	99,527	退職給付引当金	72,516
投資有価証券	65,238	役員退職慰労引当金	905
長期貸付金	2,514	その他	7,154
長期繰延税金資産	19,259	**負債合計**	**988,317**
その他	17,173	**少数株主持分**	**4,690**
貸倒引当金	△ 4,657	**資本の部**	
		資本金	**81,427**
		資本剰余金	**31,389**
		利益剰余金	**88,703**
		株式等評価差額金	**16,910**
		為替換算調整勘定	**△16,842**
		自己株式	**△ 122**
		資本合計	**201,464**
資産合計	**1,194,472**	**負債、少数株主持分及び資本合計**	**1,194,472**

連結損益計算書

（平成16年４月１日から
平成17年３月31日まで）

（単位　百万円）

科目		金額
経常損益の部		
営業損益の部		
売上高		1,241,591
売上原価		1,088,218
販売費及び一般管理費		128,629
営業利益		24,744
営業外損益の部		
営業外収益		11,020
受取利息	2,287	
受取配当金	953	
有価証券売却益	3,774	
持分法による投資利益	505	
為替差益	166	
その他	3,333	
営業外費用		14,720
支払利息	6,295	
その他	8,424	
経常利益		21,044
特別損益の部		
特別利益		2,864
固定資産売却益	2,864	
特別損失		3,345
分社に伴う退職給付会計基準変更時差異等一括処理額	1,315	
工事費用清算金	1,824	
退職給付会計基準変更時差異償却額	205	
税金等調整前当期純利益		20,564
法人税、住民税及び事業税		15,868
法人税等調整額		△ 7,373
少数株主利益		589
当期純利益		11,478

連結計算書類作成のための基本となる重要な事項

1. 連結の範囲に関する事項

(1) 連結子法人等の数及び主要な連結子法人等の名称

計99社

(国内) ㈱川崎造船、日本飛行機㈱、川重冷熱工業㈱、川重プラント㈱、大阪動力工業㈱、㈱カワサキモータースジャパン、㈱カワサキマシンシステムズ、㈱カワサキプレシジョンマシナリ、川重商事㈱

(海外) Kawasaki Rail Car, Inc.、Kawasaki Construction Machinery Corp. of America、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.、Kawasaki Motors (Phils.) Corporation、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.

(2) 主要な非連結子法人等

大動プラントサービス㈱(休眠中)

非連結子法人等はその総資産、売上高、損益及び利益剰余金等の観点からみて、連結計算書類に与える影響が重要でないため、連結の範囲から除いている。

2. 持分法の適用に関する事項

(1) 持分法を適用した非連結子法人等及び関連会社の数及び主要な会社等の名称

計16社

非連結子法人等　―社

関連会社　16社　川崎設備工業㈱、川重防災工業㈱

(2) 持分法を適用しない非連結子法人等及び関連会社のうち主要な会社等の名称

非連結子法人等　大動プラントサービス㈱(休眠中)

関連会社　民間航空機㈱、朝日アルミニウム㈱

これらの関係会社については、損益及び利益剰余金等の観点からみて連結計算書類に与える影響が重要でないため持分法を適用していない。

3. 重要な会計方針

(1) 資産の評価方法

① 有価証券

満期保有目的債券

主として償却原価法により評価している。

その他有価証券

・時価のあるもの

決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)により評価している。

・時価のないもの

主として移動平均法による原価法により評価している。

なお、売買目的有価証券については保有していない。

② たな卸資産
主として個別法、移動平均法及び先入先出法による原価法により評価している。
③ デリバティブ取引により生ずる正味の債権債務
時価法により評価している。
(2) 固定資産の減価償却の方法
① 有形固定資産
主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。
② 無形固定資産
定額法により償却している。
(3) 引当金の計上の方法
① 貸倒引当金
債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。
② 賞与引当金
従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。
③ 保証工事引当金
保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。
④ 受注工事損失引当金
当連結会計年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当連結会計年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌連結会計年度以降の損失見積額を計上している。
⑤ 退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部の連結子法人等を除き10年による按分額を費用処理している。
また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。また、期末残高には、平成17年４月１日付の破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等一括処理額1,315百万円が含まれている。
⑥ 役員退職慰労引当金
役員の退職慰労金支給に備え、主として社内規定に基づく50%相当額を計上している。

(4) 連結子法人等の資産及び負債の評価の方法

連結子法人等の資産及び負債の評価については、全面時価評価法を採用している。

(5) 連結調整勘定の償却の方法

連結調整勘定の償却については、発生日以後５年間の均等償却を行っている。但し、金額的重要性に乏しいものについては、当該連結会計年度において一括償却している。

4. 会計方針の変更

従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上(の請負工事)」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上(の請負工事)」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が15,824百万円、営業利益・経常利益・税金等調整前当期純利益が2,135百万円それぞれ増加している。

注記事項

(連結貸借対照表関係)

1. 記載金額は表示単位未満の端数を切捨てている。

2. 受取手形割引高	85百万円
3. 受取手形裏書譲渡高	75百万円
4. 有形固定資産に対する減価償却累計額	542,959百万円
5. 保証債務	21,255百万円
6. 担保に提供している資産	
たな卸資産	8,861百万円
建物及び構築物	3,931百万円
土地	2,774百万円
その他	231百万円

7. 社債の信託型デット・アサンプションに係る偶発債務

以下の社債に関し、デット・アサンプション特定運用金銭信託契約および債務履行引受契約を金融機関と締結し、債務を譲渡している。従って、同社債に係る譲渡債務と同契約による支払金額とを相殺消去しているが、社債権者に対する当社の社債償還義務は社債償還時まで存続する。

銘柄	第19回無担保普通社債
契約締結日	平成17年３月30日
譲渡金額	10,000　(百万円)

(連結損益計算書関係)

1. 記載金額は表示単位未満の端数を切捨てている。
2. 固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。
3. 分社に伴う退職給付会計基準変更時差異等一括処理額は、破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等の未処理額を一括計上したものである。
4. 工事費用清算金は、プラント工事において発生した工程遅延等に係る追加費用を清算したものである。
5. 退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものである。
6. １株あたりの当期純利益　　7.92円

会計監査人の監査報告書　謄本

独立監査人の監査報告書

平成17年５月18日

川崎重工業株式会社
取締役会　御中

あずさ監査法人
指定社員 業務執行社員　公認会計士　中谷紀之　㊞
指定社員 業務執行社員　公認会計士　黒崎　寛　㊞
指定社員 業務執行社員　公認会計士　橘　和良　㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条第１項の規定に基づき、川崎重工業株式会社の平成16年４月１日から平成17年３月31日までの第182期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1) 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2) （重要な会計方針）8.（会計方針の変更）に記載のとおり、従来、会社は工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当営業年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという会社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものであり相当と認める。
(3) 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(4) 利益処分案は、法令及び定款に適合しているものと認める。
(5) 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会の監査報告書　謄本

監　査　報　告　書

当監査役会は、平成16年４月１日から平成17年３月31日までの第182期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1. 監査の方法の概要

各監査役は、監査役会が定めた監査役監査基準に準拠し、監査の方針、監査計画等に従い、取締役会その他重要な会議に出席するほか、取締役、内部監査部門を含む内部統制所管部門等からその職務の執行状況を聴取し、重要な決裁書類等を閲覧し、本社及び主要な事業所において業務及び財産の状況（法令等遵守体制及びリスク管理体制等の内部統制システムを含む）を調査し、必要に応じて子会社に対し営業の報告を求め、その業務及び財産の状況を調査いたしました。また、会計監査人から報告及び説明を受け、計算書類及び附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等に対し報告を求め、詳細に調査いたしました。

2. 監査の結果

(1) 会計監査人あずさ監査法人の監査の方法及び結果は相当であると認めます。

(2) 営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

(3) 利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(4) 附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5) 取締役の職務執行に関しては、子会社に関する職務を含め不正の行為又は法令もしくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても取締役の義務違反は認められません。

平成17年５月23日

川崎重工業株式会社　監査役会

監査役(常勤)　和 田 義 次 ㊞
監査役(常勤)　上 田 忠 男 ㊞
監査役　前 田 貢 ㊞
監査役　川 本 洋 ㊞

（注）監査役前田貢及び監査役川本洋は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

連結計算書類に係る会計監査人の監査報告書　謄本

独立監査人の監査報告書

平成17年５月18日

川崎重工業株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員　公認会計士　中谷紀之　㊞

指定社員 業務執行社員　公認会計士　黒崎　寛　㊞

指定社員 業務執行社員　公認会計士　橘　和良　㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第19条の２第３項の規定に基づき、川崎重工業株式会社の平成16年４月１日から平成17年３月31日までの第182期営業年度の連結計算書類、すなわち、連結貸借対照表及び連結損益計算書について監査を行った。この連結計算書類の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結計算書類に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結計算書類に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結計算書類の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人は、上記の連結計算書類が、法令及び定款に従い川崎重工業株式会社及びその連結子法人等から成る企業集団の財産及び損益の状態を正しく示しているものと認める。

また、連結計算書類作成のための基本となる重要な事項　4.会計方針の変更に記載のとおり、従来、会社は工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当営業年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという会社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものであり相当と認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

連結計算書類に係る監査役会の監査報告書　謄本

連結計算書類に係る監査報告書

当監査役会は、平成16年４月１日から平成17年３月31日までの第182期営業年度の連結計算書類(連結貸借対照表及び連結損益計算書)に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1.　監査の方法の概要

各監査役は、監査役会が定めた監査役監査基準に準拠し、監査の方針、監査計画等に従い、連結計算書類について取締役、内部監査部門その他内部統制所管部門等及び会計監査人から報告及び説明を受け、また、必要に応じて子会社及び連結子会社に対し会計に関する報告を求め、その業務及び財産の状況を調査いたしました。

2.　監査の結果

(1) 会計監査人あずさ監査法人の監査の方法及び結果は相当であると認めます。

(2) 子会社及び連結子会社調査の結果、連結計算書類に関し指摘すべき事項は認められません。

平成17年５月23日

川崎重工業株式会社　監査役会
監査役(常勤)　和田義次　㊞
監査役(常勤)　上田忠男　㊞
監査役　前田貢　㊞
監査役　川本洋　㊞

(注)　監査役前田貢及び監査役川本洋は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

以　上

議決権の行使についての参考書類

Ⅰ．総株主の議決権の数　　　　　　　　　1,433,421個

Ⅱ．議案および参考事項

第１号議案　第182期利益処分案承認の件

利益処分案の内容は、前記24ページに記載のとおりであります。

配当金につきましては、将来の成長に備え収益力と経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に見合った配当を安定的に継続することを基本方針としております。当該方針を踏まえ、業績および内部留保などを総合的に勘案した結果、配当金を１株につき２円50銭とさせていただきたいと存じます。

なお、取締役に対する役員賞与金につきましては、4,000万円を計上させていただきたいと存じます。

第２号議案　定款一部変更の件

1. 変更の理由

(1) 事業の選択と集中を推進するため、分社独立等の組織改編を行なったことに伴い、取締役の定員を20名以内から15名以内へと減員することとし、変更案第19条のとおり所要の変更を行ないます。

(2) 経営環境の変化に迅速に対応できる経営体制を構築するとともに、取締役の経営責任を明確にしたうえで株主の皆様による信任の機会を増やすため、取締役の任期を２年から１年に短縮することとし、変更案第21条のとおり所要の変更を行ないます。

(3) 法令に定める監査役の員数を欠くことになる場合に備え、補欠監査役に関する規定を新設することとし、変更案第31条および第32条のとおり所要の変更を行ないます。

2.　変更案の内容

変更案の内容は、次のとおりであります。

（下線は変更部分を示します。）

現　行　定　款	変　　更　　案
（定員） 第19条　当会社の取締役は20名以内とする。	（定員） 第19条　当会社の取締役は15名以内とする。
（任期） 第21条　取締役の任期は、就任後２年内の最終の決算期に関する定時株主総会終結のときまでとする。 ②　増員により就任した取締役または任期の満了前に退任した取締役の補欠として就任した取締役の任期は、ほかの在任取締役の任期の満了すべきときまでとする。	（任期） 第21条　取締役の任期は、就任後最初に招集する定時株主総会終結のときまでとする。 （削除）
（選任方法） 第31条　監査役は、株主総会において選任する。 （新設） ②　監査役の選任決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数で行なう。 （新設） （新設）	（選任方法） 第31条　（現行どおり） ②　法令に定める監査役の員数を欠くこととなる場合に備えて、株主総会において補欠監査役を選任することができる。 ③　監査役および補欠監査役の選任決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数で行なう。 ④　補欠監査役の選任の効力は、選任後最初に到来する決算期に関する定時株主総会開催のときまでとする。 ⑤　補欠監査役は、法令に定める監査役の員数を欠くこととなった場合に監査役に就任する。
（任期） 第32条　監査役の任期は、就任後４年内の最終の決算期に関する定時株主総会終結のときまでとする。 （新設）	（任期） 第32条　（現行どおり） ②　前条第５項に基づき、補欠監査役が監査役に就任した際の当該監査役の任期は、退任した監査役の任期の残存期間とする。

第３号議案　取締役９名選任の件

取締役全員（11名）の任期は、本総会終結のときをもって満了いたしますので、改めて取締役９名の選任をお願いいたしたいと存じます。

取締役候補者は、次のとおりであります。

候補者番号	氏名 （生年月日）	略歴 ［他の会社の代表状況］	所有する当社株式数
1	田崎雅元 （昭和10年９月６日生）	昭和33年４月　川崎航空機工業㈱（現川崎重工業㈱）入社 平成４年６月　当社取締役 平成８年６月　同 常務取締役 平成９年６月　同 専務取締役 平成12年６月　同 取締役社長 現在に至る ［他の会社の代表状況］ 神港ビルヂング㈱ 代表取締役	111,000株
2	森田進一 （昭和17年３月31日生）	昭和39年４月　川崎航空機工業㈱（現川崎重工業㈱）入社 平成12年６月　当社取締役 総合企画室長 広報室、関連企業室担当 平成13年４月　同 常務取締役 経営企画部長 平成13年10月　同 常務取締役 経営企画部長兼汎用機カンパニーバイスプレジデント 平成14年１月　同 常務取締役 汎用機カンパニーバイスプレジデント 平成14年４月　同 常務取締役 汎用機カンパニープレジデント 現在に至る	68,000株
3	寺崎正俊 （昭和17年11月18日生）	昭和41年４月　当社入社 平成14年６月　同 常務取締役 平成17年４月　同 取締役副社長 社長補佐、本社管理部門統括（除く監査部） 現在に至る	80,000株

候補者番号	氏名 (生年月日)	略歴 [他の会社の代表状況]	所有する当社株式数
4	吉野　隆 (昭和18年５月29日生)	昭和44年４月　当社入社 平成12年４月　同 機械事業部長 平成13年４月　同 執行役員 ガスタービン・機械カンパニーバイスプレジデント（技術・品証担当）兼機械ビジネスセンター長 平成14年４月　同 執行役員 ガスタービン・機械カンパニーバイスプレジデント兼ガスタービン開発センター長兼機械ビジネスセンター長 平成15年４月　同 執行役員 ガスタービン・機械カンパニープレジデント 平成15年６月　同 常務取締役 ガスタービン・機械カンパニープレジデント 現在に至る	46,000株
5	大橋忠晴 (昭和19年11月９日生)	昭和44年４月　当社入社 平成15年６月　同 常務取締役 平成17年４月　同 取締役副社長 社長補佐 現在に至る	41,000株
6	松﨑　昭 (昭和19年３月１日生)	昭和41年４月　当社入社 平成12年４月　同 建設機械事業部長兼製造部長 平成13年４月　同 執行役員 車両カンパニーバイスプレジデント（建設機械・破砕機担当）兼建設機械ビジネスセンター長 平成16年４月　同 執行役員 技術開発本部長 平成16年６月　同 常務取締役 技術開発本部長 現在に至る	87,000株
7	元山近思 (昭和20年５月10日生)	昭和48年４月　当社入社 平成11年４月　同 航空宇宙事業部副事業部長兼工作部長 平成13年４月　同 執行役員 航空宇宙カンパニーバイスプレジデント兼生産本部長 平成14年１月　同 執行役員 航空宇宙カンパニーバイスプレジデント兼企画本部長兼生産本部長 平成15年４月　同 執行役員 航空宇宙カンパニーバイスプレジデント（企画・生産担当） 平成16年４月　同 執行役員 航空宇宙カンパニープレジデント 平成16年６月　同 常務取締役 航空宇宙カンパニープレジデント 現在に至る	78,000株

候補者番号	氏名 （生年月日）	略歴 ［他の会社の代表状況］	所有する当社株式数
8	野口二郎 （昭和19年６月19日生）	昭和45年４月　当社入社 平成11年７月　同 航空宇宙事業本部企画室副室長 平成13年４月　同 航空宇宙カンパニー企画本部長 平成14年１月　同 人事労政部長 平成14年４月　同 執行役員 人事労政部長 平成17年４月　同 執行役員 経営企画部長 現在に至る	53,000株
9	瀬川雅司 （昭和22年11月22日生）	昭和45年４月　当社入社 平成11年１月　同 船舶・車両事業本部車両事業部生産総括部長兼工作部長兼業務グループ長 平成13年４月　同 車両カンパニー生産本部長 平成15年４月　同 車両カンパニー（プレジデント）付兼車両カンパニー生産本部長 平成16年４月　同 執行役員 車両カンパニーバイスプレジデント（車両担当） 平成17年４月　同 執行役員 車両カンパニープレジデント 現在に至る	31,000株

（注）田﨑雅元は、財団法人新産業創造研究機構の理事長を兼務しており、当社は同機構との間で次の取引を行なっております。

・「ロボット用超小型６軸モーションセンサに関する研究開発」の研究委託

なお、その他の取締役候補者と当社との間には、いずれも特別の利害関係はありません。

第４号議案　監査役３名および補欠監査役１名選任の件

監査役 和田義次、川本　洋の両氏の任期は、本総会終結のときをもって満了となり、また、監査役 前田　貢氏は、本総会終結のときをもって辞任されますので、監査役３名の選任をお願いいたしたいと存じます。加えて、第２号議案の承認可決を条件として、補欠監査役１名の選任をお願いいたしたいと存じます。

なお、本議案につきましては、あらかじめ監査役会の同意を得ております。

監査役候補者および補欠監査役候補者は、次のとおりであります。

［監査役候補者］

候補者番号	氏名（生年月日）	略歴	所有する当社株式数
1	川本　洋 （昭和11年１月５日生）	昭和34年４月　川崎汽船㈱入社 昭和63年６月　同 取締役 平成２年６月　同 常務取締役 平成６年６月　同 専務取締役 平成10年１月　同 取締役副社長 平成12年６月　川崎汽船㈱ 取締役副社長退任 平成14年６月　当社監査役 現在に至る	27,000株
2	田上　朗 （昭和23年４月５日生）	昭和46年４月　当社入社 平成11年４月　同 プラントエンジニアリング事業本部企画室付 平成12年２月　同 総合企画室付 平成13年４月　同 経営企画部広報室長 平成14年４月　同 法務部長 現在に至る	13,000株
3	土井憲三 （昭和22年12月５日生）	昭和50年４月　弁護士登録 北山法律事務所（現北山・土井法律事務所）入所 現在に至る	0株

（注）　監査役候補者と当社との間には、特別の利害関係はありません。また、川本　洋および土井憲三の両氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第１項に定める社外監査役の資格要件を満たす候補者であります。

[補欠監査役候補者]

候補者番　号	氏　　名 (生年月日)	略　　歴	所有する当社株式数
4	佐々木　知　子 (昭和30年３月２日生)	昭和58年４月　東京地検検事 平成10年４月　東京地検室長検事 平成10年５月　退官・弁護士登録 平成10年７月　参議院議員 平成15年９月　厚生労働大臣政務官 平成16年７月　同 政務官辞任 参議院議員任期満了 佐々木知子法律事務所開設 現在に至る	0株

(注)　補欠監査役候補者と当社との間には、特別の利害関係はありません。また、補欠監査役候補者は、「株式会社の監査等に関する商法の特例に関する法律」第18条第１項に定める社外監査役の資格要件を満たしております。

第5号議案　退任取締役および退任監査役に退職慰労金贈呈の件

本総会終結のときをもって退任される取締役 西村　正、佐伯武彦、前田卓也、田所修一の各氏および監査役 前田　貢、和田義次の両氏に対し、取締役および監査役在任中の労に報いるため、当社の定める一定の基準に従い、取締役については総額294,150千円、監査役については総額24,585千円の退職慰労金を贈呈することにいたしたいと存じます。

なお、贈呈の時期、方法の決定等は、退任取締役については取締役会に、退任監査役については監査役の協議に、それぞれご一任願いたいと存じます。

退任取締役および退任監査役の略歴は、次のとおりであります。

氏　　名	略　　　歴
西　村　　　正	平成7年6月　当社取締役 平成9年6月　同 常務取締役 平成13年4月　同 取締役副社長 平成17年4月　同 取締役　現在に至る
佐　伯　武　彦	平成9年6月　当社取締役 平成12年6月　同 常務取締役 平成15年4月　同 取締役副社長 平成17年4月　同 取締役　現在に至る
前　田　卓　也	平成11年6月　当社取締役 平成13年4月　同 常務取締役 平成16年10月　同 取締役　現在に至る
田　所　修　一	平成11年6月　当社取締役 平成13年4月　同 常務取締役 平成14年10月　同 取締役　現在に至る
前　田　　　貢	平成12年6月　当社監査役　現在に至る
和　田　義　次	平成14年6月　当社監査役（常勤）　現在に至る

第６号議案　取締役ならびに監査役退職慰労金制度廃止に伴う退職慰労金精算支給の件

当社は、本総会終結のときをもって、取締役ならびに監査役退職慰労金制度を廃止することといたしました。これに伴い取締役 田﨑雅元、森田進一、寺崎正俊、吉野　隆、大橋忠晴、松﨑　昭、元山近思の各氏および監査役 川本　洋、上田忠男の両氏に対し、取締役および監査役就任時から本総会終結時までの在任期間に対応する退職慰労金の精算支給を行ないたく、その金額は、当社の定める一定の基準に従い、取締役については総額355,350千円、監査役については総額8,280千円といたしたいと存じます。

なお、支給の時期については各取締役および監査役の退任時とし、支給方法の決定等は、取締役については取締役会に、監査役については監査役の協議に、それぞれご一任願いたいと存じます。

退職慰労金精算支給の対象となる取締役および監査役の略歴は、次のとおりであります。

氏　　名	略　　歴
田　﨑　雅　元	平成４年６月　当社取締役 平成８年６月　同 常務取締役 平成９年６月　同 専務取締役 平成12年６月　同 取締役社長　現在に至る
森　田　進　一	平成12年６月　当社取締役 平成13年４月　同 常務取締役　現在に至る
寺　崎　正　俊	平成14年６月　当社常務取締役 平成17年４月　同 取締役副社長　現在に至る
吉　野　　　隆	平成15年６月　当社常務取締役　現在に至る
大　橋　忠　晴	平成15年６月　当社常務取締役 平成17年４月　同 取締役副社長　現在に至る
松　﨑　　　昭	平成16年６月　当社常務取締役　現在に至る
元　山　近　思	平成16年６月　当社常務取締役　現在に至る
川　本　　　洋	平成14年６月　当社監査役　現在に至る
上　田　忠　男	平成16年６月　当社監査役（常勤）　現在に至る

以　上

メ モ 欄

メ モ 欄

インターネットによる議決権行使について

1. システム条件

(1) パソコンを用いる場合

① インターネットにアクセスできる状態であること。

② Microsoft® Internet Explorer Ver.5.01 Service Pack 2以上がインストールされていること。

③ Adobe® Reader® Ver.4.0以上がインストールされていること。
(Microsoft® および Internet Explorer はマイクロソフト社の、Adobe® Reader® はアドビシステムズ社の、米国および各国での登録商標または商標です。)

(2) 携帯電話またはLモード端末を用いる場合
次のサービスが受信可能であるとともに、暗号化通信が可能なSSL通信機能を搭載した機種であること。

- iモード
- EZweb
- Vodafone live!
- Lモード

(iモードは株式会社エヌ・ティ・ティ・ドコモ、EZwebはKDDI株式会社、Vodafone live!はVodafone Group Plc、Lモードは東日本電信電話株式会社、西日本電信電話株式会社の登録商標または商標です。)

2. ご注意事項

(1) パソコンおよび携帯電話またはLモードを用いたインターネットによる議決権行使は、当社の指定する議決権行使専用ウェブサイト(http://www.web54.net) をご利用いただくことによってのみ可能です。
携帯電話またはLモード端末を用いたインターネットによる議決権の行使をされる際、URLを直接入力してアクセスしていただく必要がありますが、QRコードの読み取りが可能な携帯電話では、以下のバーコードを読み取ってアクセスすることができます。



(QRコードは、株式会社デンソーウェーブの登録商標です。)

(2) 書面とインターネットにより二重に議決権を行使された場合は、後に到着したものを有効としますが、同日に到着したものは、インターネットによる議決権行使を有効といたします。
(3) インターネットにより複数回、議決権を行使された場合は、最後に行なわれたものを有効といたします。
(4) 本株主総会でご使用いただくパスワードは、最初のアクセス時、株主様ご自身で改めてご設定いただきます。議決権行使書用紙の議決権行使コードが記載された部分を大切に保管していただくとともに、ご設定いただいたパスワードは、忘れないように注意してください。
なお、議決権行使コードおよびパスワードのご照会にはご回答できませんのでご了承ください。
(5) プロバイダーへの接続料金および通信料金等などが必要な場合がありますが、株主様のご負担となります。

3. **お問い合わせ先**

(1) 議決権行使における、パソコンおよび携帯電話等の操作方法ならびに携帯電話等の利用可能機種およびバーコード読み取り対応機種について
中央三井　証券代行ウェブサポート　専用ダイヤル
電話　03(5677)2031
(月曜～金曜　9：00～21：00)
(2) 議決権行使以外の株主様のお届出住所、ご所有株式数等について
中央三井信託銀行　証券代行事務センター
電話　03(3323)7111
(月曜～金曜　9：00～17：00)

会 場 ご 案 内 図

会　場　神戸市中央区東川崎町１丁目５番７号
神戸情報文化ビル４階　神戸新聞松方ホール



高速神戸駅
至三宮→
阪神西元町駅
市バスターミナル
デュオ
山の手
ＪＲ神戸駅
神戸市営地下鉄
神戸クリスタルタワー
神戸中央
郵便局
デュオ
浜の手
ハーバーランド駅
阪神高速
プロメナ神戸
ニューオータニ
ダイエー
神戸阪急
神戸港
モザイク
N
神戸情報文化ビル
神戸新聞松方ホール(4階)

●JR神戸駅下車徒歩約10分　高速神戸駅下車徒歩約15分
地下鉄ハーバーランド駅下車徒歩約10分

なお、駐車場がございませんので、お車でのご来場はご遠慮願います。

EXHIBIT 8

証券コード　7012

平成17年６月28日

株　主　各　位

神戸市中央区東川崎町３丁目１番１号
（本社事務所）
神戸市中央区東川崎町１丁目１番３号
川崎重工業株式会社
取締役社長　大　橋　忠　晴

第182期定時株主総会決議ご通知

拝啓　ますますご清祥のこととお喜び申しあげます。

さて、本日開催の当社第182期定時株主総会において、下記のとおり報告ならびに決議されましたので、ご通知申しあげます。

敬　具

記

報告事項　1.　第182期（平成16年４月１日から平成17年３月31日まで）営業報告書、貸借対照表および損益計算書報告の件

2.　第182期（平成16年４月１日から平成17年３月31日まで）連結貸借対照表および連結損益計算書ならびに会計監査人および監査役会の連結計算書類監査結果報告の件

本件は、上記の内容を報告いたしました。

第１号議案　第182期利益処分案承認の件

本件は、原案どおり承認可決され、利益配当金は１株につき２円50銭と決定いたしました。

第２号議案　定款一部変更の件

本件は、原案どおり、取締役の定員を20名以内から15名以内に減員すること、取締役の任期を２年から１年に短縮すること、および補欠監査役に関する規定を新設することに関し、所要の変更を行なうこととして、承認可決されました。

第３号議案　取締役９名選任の件

本件は、原案どおり田﨑雅元、森田進一、寺崎正俊、吉野　隆、大橋忠晴、松﨑昭、元山近思の各氏が再選され重任し、新たに野口二郎、瀬川雅司の両氏が選任され就任いたしました。

第４号議案　監査役３名および補欠監査役１名選任の件

本件は、原案どおり川本　洋氏が監査役に再選され重任し、新たに田上　朗、土井憲三の両氏が監査役に選任され就任いたしました。また、佐々木知子氏が補欠監査役に選任されました。

第５号議案　退任取締役および退任監査役に退職慰労金贈呈の件

本件は、原案どおり、退任取締役 西村　正、佐伯武彦、前田卓也、田所修一の各氏および退任監査役 前田　貢、和田義次の両氏に対して、当社の定める一定の基準に従い、退職慰労金を贈呈することとし、その贈呈の時期、方法の決定等は、退任取締役については取締役会に、退任監査役については監査役の協議に、それぞれ一任することに承認可決されました。

第６号議案　取締役ならびに監査役退職慰労金制度廃止に伴う退職慰労金精算支給の件

本件は、原案どおり、取締役 田﨑雅元、森田進一、寺崎正俊、吉野　隆、大橋忠晴、松﨑　昭、元山近思の各氏および監査役 上田忠男、川本　洋の両氏に対して、当社の定める一定の基準に従い、取締役および監査役就任時から本総会終結時までの在任期間を対象として、退職慰労金の精算支給を行なうこととし、支給の時期については各取締役および監査役の退任時とすること、支給方法の決定等は、取締役については取締役会に、監査役については監査役の協議にそれぞれ一任することとして承認可決されました。

以　上

本定時株主総会終了後開催の取締役会において、次のとおり役付取締役が選任され就任いたしました。

取締役会長（代表取締役）	田崎雅元	常務取締役（代表取締役）	松崎　昭
取締役社長（代表取締役）	大橋忠晴	常務取締役（代表取締役）	元山近思
取締役副社長（代表取締役）	寺崎正俊	常務取締役（代表取締役）	野口二郎
常務取締役（代表取締役）	森田進一	常務取締役（代表取締役）	瀬川雅司
常務取締役（代表取締役）	吉野　隆		

また、監査役の互選により、常勤の監査役は次のとおり決定いたしました。

監査役	上田忠男	監査役	田上　朗

決算公告について

当社は、貸借対照表および損益計算書を、定款紙での決算公告に代えて、ホームページに掲載しております。

ホームページアドレスは次のとおりです。

http://www.khi.co.jp/

利益配当金のお支払いについて

第182期利益配当金は、同封の「郵便振替支払通知書」により、お早めにお近くの郵便局でお受け取りください。

また、口座振込をご指定の方は、「利益配当金計算書」および「配当金振込先のご確認について」を同封いたしますのでご確認ください。

なお、次回以降の配当金について、「郵便振替支払通知書」でのお受け取りにかえて、郵便貯金口座または銀行預金口座へのお振り込みを希望される株主様は、名義書換代理人に配当金振込指定書をご請求のうえお申し込みください。

〔お問い合わせ先〕
〒168—0063　東京都杉並区和泉２丁目８番４号
中央三井信託銀行株式会社　証券代行部（証券代行事務センター）
☎03－3323－7111（９：00～17：00）
手続に必要な用紙のご請求は、0120－87－2031で24時間受付しております。

EXHIBIT 10

平成16年度（自　平成16年４月１日 至　平成17年３月31日）

有価証券報告書

川崎重工業株式会社

(361009)

平成16年度（自平成16年４月１日　至平成17年３月31日）

有 価 証 券 報 告 書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成17年６月28日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

川崎重工業株式会社

目　　　次

頁

平成16年度 有価証券報告書

【表紙】 ……… 1

第一部 【企業情報】 ……… 2

第１ 【企業の概況】 ……… 2

１ 【主要な経営指標等の推移】 ……… 2

２ 【沿革】 ……… 4

３ 【事業の内容】 ……… 5

４ 【関係会社の状況】 ……… 8

５ 【従業員の状況】 ……… 11

第２ 【事業の状況】 ……… 12

１ 【業績等の概要】 ……… 12

２ 【生産、受注及び販売の状況】 ……… 15

３ 【対処すべき課題】 ……… 16

４ 【事業等のリスク】 ……… 18

５ 【経営上の重要な契約等】 ……… 19

６ 【研究開発活動】 ……… 20

７ 【財政状態及び経営成績の分析】 ……… 21

第３ 【設備の状況】 ……… 22

１ 【設備投資等の概要】 ……… 22

２ 【主要な設備の状況】 ……… 23

３ 【設備の新設、除却等の計画】 ……… 25

第４ 【提出会社の状況】 ……… 26

１ 【株式等の状況】 ……… 26

２ 【自己株式の取得等の状況】 ……… 31

３ 【配当政策】 ……… 31

４ 【株価の推移】 ……… 31

５ 【役員の状況】 ……… 32

６ 【コーポレート・ガバナンスの状況】 ……… 35

第５ 【経理の状況】 ……… 37

１ 【連結財務諸表等】 ……… 38

２ 【財務諸表等】 ……… 72

第６ 【提出会社の株式事務の概要】 ……… 99

第７ 【提出会社の参考情報】 ……… 100

１ 【提出会社の親会社等の情報】 ……… 100

２ 【その他の参考情報】 ……… 100

第二部 【提出会社の保証会社等の情報】 ……… 102

監査報告書

前連結会計年度 ……… 103

当連結会計年度 ……… 105

前会計年度 ……… 107

当会計年度 ……… 109

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成17年６月28日
【事業年度】	平成16年度(自　平成16年４月１日　至　平成17年３月31日)
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　大　橋　忠　晴
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078) 682—5001 (大代表)
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 (神戸クリスタルタワー)
【電話番号】	(078) 371—9551
【事務連絡者氏名】	財務経理部副部長　　村　上　雄　二
【縦覧に供する場所】	川崎重工業株式会社東京本社 (東京都港区浜松町２丁目４番１号 (世界貿易センタービル)) 川崎重工業株式会社関西支社 (大阪市北区堂島浜２丁目１番29号 (古河大阪ビル)) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜１丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 最近５連結会計年度に係る主要な経営指標等の推移

連結会計年度		平成12年度	平成13年度	平成14年度	平成15年度	平成16年度
決算年月		平成13年３月	平成14年３月	平成15年３月	平成16年３月	平成17年３月
売上高	(百万円)	1,060,479	1,144,534	1,239,598	1,160,252	1,241,591
経常利益 又は経常損失(△)	(百万円)	△3,512	14,208	16,273	12,140	21,044
当期純利益 又は当期純損失(△)	(百万円)	△10,319	6,281	13,022	6,332	11,478
純資産額	(百万円)	164,080	167,730	174,584	190,175	201,464
総資産額	(百万円)	1,247,471	1,255,074	1,149,160	1,156,904	1,194,472
１株当たり純資産額	(円)	117.99	120.61	125.55	131.82	139.64
１株当たり当期純利益 又は当期純損失(△)	(円)	△7.42	4.51	9.34	4.37	7.92
潜在株式調整後 １株当たり当期純利益	(円)	―	4.37	8.83	4.22	6.81
自己資本比率	(%)	13.1	13.3	15.1	16.4	16.8
自己資本利益率	(%)	―	3.7	7.6	3.4	5.8
株価収益率	(倍)	―	29.2	10.5	38.2	23.3
営業活動による キャッシュ・フロー	(百万円)	9,235	60,793	56,769	42,810	71,422
投資活動による キャッシュ・フロー	(百万円)	△20,732	△28,089	△26,826	△25,868	△17,714
財務活動による キャッシュ・フロー	(百万円)	3,582	△18,588	△59,600	△35,544	△51,839
現金及び現金同等物 の期末残高	(百万円)	75,211	89,776	59,837	42,375	44,385
従業員数	(名)	29,162	28,936	28,642	29,306	28,682

(注) １ 売上高には、消費税等は含まれていない。

２ 平成12年度の潜在株式調整後１株当たり当期純利益金額については当期純損失が計上されているため記載していない。

３ 平成12年度の自己資本利益率、株価収益率については当期純損失が計上されているため記載していない。

４ １株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額の算定については、平成14年度より「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用したため、平成13年度以前との間に継続性はない。

(2) 提出会社の最近５事業年度に係る主要な経営指標等の推移

事業年度		平成12年度	平成13年度	平成14年度	平成15年度	平成16年度
決算年月		平成13年３月	平成14年３月	平成15年３月	平成16年３月	平成17年３月
売上高	(百万円)	850,801	914,616	894,715	782,550	876,233
経常利益 又は経常損失(△)	(百万円)	△3,806	12,021	7,437	10,730	11,357
当期純利益 又は当期純損失(△)	(百万円)	△12,663	7,863	6,057	6,908	7,935
資本金	(百万円)	81,426	81,426	81,427	81,427	81,427
発行済株式総数	(千株)	1,390,595	1,390,595	1,390,597	1,443,394	1,443,394
純資産額	(百万円)	141,521	142,208	146,494	164,160	171,632
総資産額	(百万円)	1,010,327	1,017,272	852,690	870,628	912,894
１株当たり純資産額	(円)	101.77	102.26	105.34	113.79	118.95
１株当たり配当額 (うち１株当たり 中間配当額)	(円) (円)	— (—)	— (—)	2 (—)	2 (—)	2.5 (—)
１株当たり当期純利益 又は当期純損失(△)	(円)	△9.10	5.65	4.33	4.78	5.47
潜在株式調整後 １株当たり当期純利益	(円)	—	5.41	4.20	4.59	4.74
自己資本比率	(%)	14.0	13.9	17.1	18.8	18.8
自己資本利益率	(%)	—	5.5	4.1	4.4	4.7
株価収益率	(倍)	—	23.3	22.8	34.9	33.8
配当性向	(%)	—	—	45.9	41.7	45.4
従業員数	(名)	14,619	14,067	11,568	10,937	10,579

(注) 1　売上高には、消費税等は含まれていない。

2　平成13年度から自己株式を資本に対する控除項目としており、また、１株当たりの各数値の計算については発行済株式数から自己株式数を控除して算出している。

3　平成12年度の潜在株式調整後１株当たり当期純利益金額については当期純損失が計上されているため記載していない。

4　平成12年度の自己資本利益率、株価収益率については当期純損失が計上されているため記載していない。

5　平成12年度及び平成13年度の配当性向については無配のため記載していない。

6　１株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額の算定については、平成14年度より「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用したため、平成13年度以前との間に継続性はない。

2 【沿革】

明治11年４月	川崎正蔵、東京築地南飯田町の官有地を借用し、川崎築地造船所を創業
明治14年３月	川崎正蔵、兵庫東出町に川崎兵庫造船所を開設
明治19年５月	川崎正蔵、官営兵庫造船所（東川崎町）を借り受け、川崎兵庫造船所を併合、川崎造船所と改称（創業）
明治19年９月	川崎築地造船所を兵庫に集約
明治29年10月	株式会社川崎造船所設立、資本金200万円、初代社長に松方幸次郎就任
明治39年９月	兵庫分工場開設
明治40年７月	兵庫分工場操業、造船用鋳鋼品の製造開始（川崎車輌株式会社の前身）
大正７年７月	葺合工場新設（川崎製鉄株式会社の前身） 兵庫工場内に自動車科および飛行機科を新設（川崎航空機工業株式会社の前身）
大正８年４月	川崎汽船株式会社を設立
大正８年７月	兵庫工場で飛行機の製作を開始
大正11年12月	岐阜工場を開設
昭和３年５月	兵庫工場を分離し、川崎車輌株式会社を設立
昭和12年11月	飛行機部門を分離し、川崎航空機工業株式会社を設立
昭和14年12月	社名を川崎重工業株式会社と改称
昭和15年９月	明石工場（川崎航空機工業株式会社）を開設
昭和25年８月	製鉄部門を分離し、川崎製鐵株式会社を設立
昭和26年６月	宝産業株式会社（現・連結子会社　川重商事株式会社）を設立
昭和28年12月	明発工業株式会社（現・連結子会社　株式会社カワサキモータースジャパン）を設立
昭和34年12月	電機部門を分離し、川崎電機製造株式会社を設立
昭和37年２月	加古川工場を開設
昭和37年８月	播州工場（川崎車輌株式会社）を開設
昭和39年12月	野田工場を開設
昭和41年３月	American Kawasaki Motorcycle Corp.(現・連結子会社　Kawasaki Motors Corp.,U.S.A.)を設立
昭和41年11月	横山工業株式会社を合併
昭和42年１月	坂出工場を開設
昭和43年８月	西神戸工場を開設
昭和44年４月	川崎航空機工業株式会社および川崎車輌株式会社を合併 千葉工場を開設
昭和44年６月	八千代工場を開設
昭和46年４月	播磨工場を開設
昭和47年４月	汽車製造株式会社を合併
昭和55年10月	加古川工場を播磨工場へ集約
昭和56年12月	Kawasaki Motors Manufacturing Corp.,U.S.A.（連結子会社）を設立
昭和59年６月	汎用ボイラ部門（滋賀工場）を分離し、川重冷熱工業株式会社（連結子会社）に譲渡
昭和62年６月	袖ケ浦工場を開設
平成元年２月	Kawasaki Rail Car,Inc.（連結子会社）を設立
平成２年３月	西神工場を開設
平成４年12月	名古屋第一工場を開設
平成13年２月	千葉工場を播磨工場へ集約
平成13年３月	袖ケ浦工場を野田工場へ集約
平成14年10月	船舶事業を分離し、株式会社川崎造船（連結子会社）を設立 ガスタービン・機械事業の精機部門を分離し、株式会社カワサキプレシジョンマシナリ（連結子会社）に承継
平成15年９月	野田工場を播磨工場へ集約
平成17年３月	八千代工場を廃止

（注）１　平成17年４月に、プラント・環境・鉄構事業のプラント部門を分離し、株式会社カワサキプラントシステムズ（連結子会社）に承継した。

２　平成17年４月に、車両事業の破砕機部門を分離し、株式会社アーステクニカ（持分法適用関連会社）に承継した。

3 【事業の内容】

当グループは、当社（提出会社）、子会社103社及び関連会社30社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでいる。なお、これらの７事業区分は事業の種類別セグメントの区分と同一である。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなる。

［主な事業内容］

船舶事業

船舶等の製造・販売

車両事業

鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売

航空宇宙事業

航空機等の製造・販売

ガスタービン・機械事業

ジェットエンジン、汎用ガスタービン、原動機等の製造・販売

プラント・環境・鉄構事業

産業機械、ボイラ、環境装置、鋼構造物等の製造・販売

汎用機事業

二輪車、四輪バギー車（ＡＴＶ）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売

その他事業

油圧機器等の製造・販売、防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

［当社及び主要関係会社の位置付け］

船舶事業

㈱川崎造船（連結子会社）で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（持分法適用関連会社）が独自に船舶の製造・販売を行っている。

車両事業

当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っている。また、Kawasaki Construction Machinery Corp. of America（連結子会社）が土木建設機械等の製造の一部及び販売を、㈱カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を担当している。

航空宇宙事業

当社で製造・販売を行っているほか、日本飛行機㈱（連結子会社）が独自に製造・販売ならびに製造の一部分担を行っている。

ガスタービン・機械事業

当社で製造・販売を行っているほか、川重冷熱工業㈱（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、㈱カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を行っている。

プラント・環境・鉄構事業

当社で製造・販売を行っているほか、川重工事㈱（連結子会社）が鋼構造物等の製造・販売を行っている。

汎用機事業

当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ＡＴＶ）、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかが製造している。更に販売面においては、国内向二輪車ほかを㈱カワサキモータースジャパン（連結子会社）が、国内向産業用ロボットを㈱カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (U.S.A.) Inc.（連結子会社）ほかがそれぞれ販売している。

その他事業

㈱カワサキプレシジョンマシナリ（連結子会社）が油圧機器の製造・販売を行なっている。また、川重防災工業㈱（持分法適用関連会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事㈱（連結子会社）ほかが商業を、Kawasaki Heavy Industries (U.S.A.) Inc.、Kawasaki Heavy Industries (U.K.) Ltd.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っている。また、上記のほか㈱カワサキライフコーポレーション（連結子会社）ほかが福利施設管理等の諸事業を営んでいる。

以上で述べた事項を事業系統図によって示せば、次頁のとおりである。

事業系統図

	製造・販売	製造	販売	付帯関連事業
船舶	川崎重工業株式会社	㈱川崎造船	㈱川崎造船	川重神戸サポート㈱
		南通中遠川崎船舶工程有限公司	南通中遠川崎船舶工程有限公司	
車両	川崎重工業株式会社	Kawasaki Rail Car, Inc.	Kawasaki Rail Car, Inc.	川重車両コンポ㈱
		Kawasaki Construction Machinery Corp. of America	Kawasaki Construction Machinery Corp. of America	川重車両テクノ㈱
		Kawasaki Motors Manufacturing Corp., U.S.A.	㈱カワサキマシンシステムズ	
航空宇宙	川崎重工業株式会社	日本飛行機㈱	日本飛行機㈱	㈱ケージーエム
				川重岐阜エンジニアリング㈱
ガスタービン・機械	川崎重工業株式会社	川重冷熱工業㈱	川重冷熱工業㈱	
			㈱カワサキマシンシステムズ	
プラント・環境・鉄構	川崎重工業株式会社	川重工事㈱	川重工事㈱	川崎エンジニアリング㈱
				大阪動力工業㈱
汎用機	川崎重工業株式会社	Kawasaki Motors Manufacturing Corp., U.S.A.	㈱カワサキモータースジャパン	
			㈱カワサキマシンシステムズ	
			Kawasaki Motors Corp., U.S.A.	
			Kawasaki Motors Europe N.V.	
		Kawasaki Motors Enterprise (Thailand) Co., Ltd.	Kawasaki Motors Enterprise (Thailand) Co., Ltd.	
			Kawasaki Robotics (U.S.A) Inc.	

その他		
㈱カワサキプレシジョンマシナリ		
Kawasaki Precision Machinery (U.K.) Limited		
川重防災工業㈱		
(受注仲介)	(商業)	(商業及びその他)
Kawasaki Heavy Industries (U.S.A.) Inc.	川重商事㈱	㈱カワサキライフコーポレーション
Kawasaki Heavy Industries (U.K.) Ltd.		

(注) 1　実線枠は連結子会社、点線枠は持分法適用関連会社を表す。
　　 2　主要な会社のみ記載している。

4 【関係会社の状況】

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容
				所有割合(%)	被所有割合(%)	
(連結子会社)						
㈱川崎造船 (注) 2	神戸市中央区	百万円 10,000	船舶事業	100	―	役員の兼任3名 (うち従業員2名)
㈱日本除雪機製作所	札幌市手稲区	百万円 120	車両事業	50.04	―	当社への同社製品の販売 役員の兼任2名 (うち従業員2名)
深江パウテック㈱	神戸市北区	百万円 300	車両事業	100	―	役員の兼任2名 (うち従業員2名)
Kawasaki Rail Car, Inc. (注) 4	New York, U.S.A.	千米ドル 60,600	車両事業	100 (100)	―	当社製品の製造・販売 役員の兼任1名 (うち従業員1名)
Kawasaki Construction Machinery Corp. of America (注) 4	Georgia, U.S.A.	千米ドル 8,000	車両事業	100 (100)	―	当社製品の製造・販売
日本飛行機㈱	横浜市金沢区	百万円 6,048	航空宇宙事業	100	―	当社への同社製品の販売 役員の兼任2名 (うち従業員2名)
カワサキヘリコプタシステム㈱	岐阜県各務原市	百万円 200	航空宇宙事業	100	―	役員の兼任3名 (うち従業員3名)
日飛興産㈱ (注) 4	横浜市金沢区	百万円 120	航空宇宙事業	100 (100)	―	―
Kawasaki Aeronautica do Brasil Industria Ltda.	Sao Paulo Brazil	千レアル 30,000	航空宇宙事業	100	―	当社製品の製造・販売
川重冷熱工業㈱ (注) 3, 4	滋賀県草津市	百万円 1,460	ガスタービン・機械事業	83.59 (0.07)	―	役員の兼任5名 (うち従業員4名)
武漢川崎船用機械有限公司	武漢市 中華人民共和国	百万円 1,100	ガスタービン・機械事業	55	―	当社製品の製造・販売 役員の兼任2名 (うち従業員1名)
Kawasaki Gas Turbine Europe GmbH (注) 4	Homburg, Germany	千ユーロ 766	ガスタービン・機械事業	100 (100)	―	当社製品の販売 役員の兼任2名 (うち従業員2名)
㈱カワサキモータースジャパン	兵庫県明石市	百万円 560	汎用機事業	100	―	当社製品の販売 役員の兼任5名 (うち従業員4名)
㈱カワサキマシンシステムズ	大阪市北区	百万円 743	車両事業、ガスタービン・機械事業、汎用機事業	100	―	当社製品の販売 役員の兼任5名 (うち従業員2名)
川崎金属工業㈱	三重県四日市市	百万円 350	汎用機事業	100	―	当社への同社製品の販売 役員の兼任6名 (うち従業員6名)
川崎油工㈱	兵庫県明石市	百万円 436	汎用機事業	100	―	役員の兼任3名 (うち従業員3名)
Kawasaki Robotics (UK) Ltd. (注) 4	Manchester, United Kingdom	千英ポンド 917	汎用機事業	100 (100)	―	当社製品の販売
Kawasaki Motors Corp., U.S.A. (注) 2, 5	Delaware, U.S.A.	千米ドル 65,900	汎用機事業	100	―	当社製品の販売
Kawasaki Motors Finance Corporation (注) 4, 5	Delaware, U.S.A.	千米ドル 10,000	汎用機事業	100 (100)	―	Kawasaki Motors Corp., U.S.A.のディーラーに対する在庫金融業
KM Receivables Corporation (注) 4, 5	Delaware, U.S.A.	米ドル 100	汎用機事業	100 (100)	―	Kawasaki Motors Finance Corporationの売掛債権管理
Kawasaki Motors Pty. Ltd.	New South Wales, Australia	千オーストラリアドル 2,000	汎用機事業	100	―	当社製品の販売 役員の兼任2名 (うち従業員2名)

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容
				所有割合(%)	被所有割合(%)	
P.T. Kawasaki Motor Indonesia	Jakarta, Indonesia	千米ドル 20,000	汎用機事業	58.5	—	当社製品の製造・販売 役員の兼任3名 (うち従業員3名)
Kawasaki Machine Systems Korea, Ltd.	Incheon, Korea	百万ウオン 1,500	汎用機事業	100	—	当社製品の販売 役員の兼任3名 (うち従業員3名)
Kawasaki Motors Europe N.V.	Hoofddorp, The Netherlands	千ユーロ 14,093	汎用機事業	100	—	当社製品の販売 役員の兼任1名 (うち従業員1名)
Kawasaki Motors (Phils.)Corporation	Metro Manila, Philippines	千ペソ 101,430	汎用機事業	50	—	当社製品の製造・販売 役員の兼任2名 (うち従業員2名)
Kawasaki Motors Manufacturing Corp., U.S.A. (注) 2	Nebraska, U.S.A.	千米ドル 70,000	車両事業、汎用機事業	100	—	当社製品の製造
Kawasaki Motors Enterprise (Thailand)Co.,Ltd.	Rayong, Thailand	千バーツ 1,900,000	汎用機事業	92.63	—	当社製品の製造・販売 役員の兼任2名 (うち従業員2名)
Canadian Kawasaki Motors Inc.	Ontario, Canada	千カナダドル 2,000	汎用機事業	100	—	当社製品の販売
Kawasaki Robotics (U.S.A.) Inc. (注) 4	Delaware, U.S.A.	千米ドル 1,000	汎用機事業	100 (100)	—	当社製品の販売
㈱カワサキプレシジョンマシナリ	神戸市西区	百万円 3,000	その他事業	100	—	役員の兼任4名 (うち従業員3名)
㈱カワサキライフコーポレーション	神戸市中央区	百万円 400	その他事業	100	—	当社福利施設の管理・修理及び当社への建物等の賃貸等 役員の兼任2名 (うち従業員2名)
川重商事㈱	神戸市中央区	百万円 600	その他事業	70	—	当社製品の販売、当社への機器類・資材の納入 役員の兼任2名 (うち従業員2名)
Kawasaki Precision Machinery (U.K.) Limited (注) 4	Plymouth, United Kingdom	千英ポンド 5,000	その他事業	100 (100)	—	—
Flutek.,Ltd. (注) 4	Kyungnam Korea	百万ウォン 1,310	その他事業	50.38 (50.38)	—	—
Kawasaki Heavy Industries (U.K.) Ltd.	London, United Kingdom	千英ポンド 500	その他事業	100	—	当社製品の販売・受注の仲介・斡旋 役員の兼任1名 (うち従業員1名)
その他 64社						

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容
				所有割合(%)	被所有割合(%)	
(持分法適用関連会社) 南通中遠川崎船舶工程有限公司 (注) 4	南通市 中華人民共和国	千米ドル 80,000	船舶事業	50 (50)	—	当社製品の製造・販売
ジャパンガスタービン㈱	神戸市中央区	百万円 1,500	プラント・環境・鉄構事業	40	—	役員の兼任2名 (うち従業員2名)
上海中遠川崎重工鋼結構有限公司	上海市 中華人民共和国	千米ドル 29,800	プラント・環境・鉄構事業	45	—	当社製品の製造・販売 役員の兼任1名 (うち従業員1名)
スチールプランテック㈱	神戸市西区	百万円 1,995	その他事業	24.81	—	当社製品の製造・販売
川重防災工業㈱ (注) 3	神戸市西区	百万円 1,708	その他事業	34.45	—	役員の兼任1名 (うち従業員1名)
川崎設備工業㈱ (注) 3	名古屋市中区	百万円 1,581	その他事業	33.86	—	役員の兼任2名 (うち従業員2名)
その他　10社						

(注) 1　「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載している。
2　特定子会社である。
3　有価証券報告書の提出会社である。
4　「議決権の所有（被所有）割合欄」の（内書）は間接所有である。
5　Kawasaki Motors Corp., U.S.A.については、売上高（連結会社相互間の内部売上高を除く）の連結売上高に占める割合が10%を超えている。なお、同社は同社の直接所有子会社であるKawasaki Motors Finance Corporation及びKM Receivables Corporationと実質的に不可分の関係で事業活動を行っている。このため、Kawasaki Motors Corp., U.S.A.単独の損益情報等では同社の実態を正しく表せないことから主要な損益情報等として同社に当該子会社2社を連結後の金額を記載している。

主要な損益情報等		
①	売上高	151,840百万円
②	経常利益	1,299
③	当期純利益	920
④	純資産額	14,229
⑤	総資産額	86,302

5 【従業員の状況】

(1) 連結会社の状況

平成17年３月31日現在

事業の種類別セグメントの名称	従業員数(名)
船舶	2,477
車両	3,040
航空宇宙	5,547
ガスタービン・機械	2,814
プラント・環境・鉄構	3,324
汎用機	8,249
その他	2,664
全社共通	567
合計	28,682

(注) 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の状況

平成17年３月31日現在

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(円)
10,579	42.6	21.0	6,891,990

(注) 1 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

2 平均年間給与は、賞与及び基準外賃金を含んでいる。

(3) 労働組合の状況

当社の労働組合は、川崎重工労働組合と称し、上部団体は日本基幹産業労働組合連合会(略称　基幹労連) である。

また組合とは、信頼関係を基礎に労働協約を締結し、労働条件その他労使間の重要問題について労働協議会・経営協議会等を開催し、相互の理解と隔意ない意見交換により円満に解決をはかっている。

なお、当連結会計年度、連結会社において労働組合との間に特記すべき事項等は生じていない。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

①　当連結会計年度の連結業績の概況

当期におけるわが国経済は、公共投資の抑制・削減傾向や、所得の伸び悩みによる個人消費の低迷が続き、民間設備投資の増加傾向や株価の上昇など明るい兆しもあったものの、総じて低調に推移した。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、連結受注高は、プラント・環境・鉄構事業で減少したものの、車両事業およびガスタービン・機械事業が増加し、全体では前期比751億円増の1兆3,018億円となった。

売上高については、車両事業での大幅増加を主因に、1兆2,415億円と前期を813億円上回った。

また、利益面については、引き続き経営全般にわたる収益改善諸施策を積極的に推進した結果、経常利益は210億円と前期を89億円上回った。また、当期純利益は114億円と前期を51億円上回った。

なお、当事業年度の単独業績については、受注高8,707億円、売上高8,762億円、経常利益113億円、当期純利益は79億円となり、前期から増収増益となった。

②　当連結会計年度の主要セグメント別業績概要

[事業の種類別セグメント]

船舶事業

連結受注高は、ＬＮＧ船５隻、ＬＰＧ船２隻、ばら積み貨物船５隻、ＶＬＣＣ３隻の計15隻を受注した結果、ＬＮＧ船３隻、ばら積み貨物船13隻、ＶＬＣＣ３隻、潜水艦１隻の計20隻を受注した前期より大幅に増加し、全体では前期比320億円増の1,558億円となった。

連結売上高は、ＬＮＧ船、ＬＰＧ船、ばら積み貨物船等を売上に計上したが、前期比78億円減の870億円となった。また、営業損益は、前期23億円の損失から10億円の利益に転換した。

車両事業

連結受注高は、国内向け各種車両では減少したが、中国での在来線高速化案件など海外向けが大幅に増加し、全体では前期比249億円増の1,783億円となった。

連結売上高は、台湾高速鉄道向け高速車両の納入を中心として輸出が大きく増え、1,717億円と前期を511億円上回った。また、営業利益は、売上高の増加に伴い前期比34億円増の77億円となった。

航空宇宙事業

連結受注高は、前期に次期固定翼哨戒機・次期輸送機の開発プロジェクトの受注があった防衛庁向け受注は減少したものの、民需製品は、ボーイング社向け旅客機分担製造品が増加し、全体では前期並の2,147億円となった。

連結売上高は、防衛庁向け次期固定翼哨戒機及び次期輸送機の開発契約の売上計上が増加したことにより、前期比144億円増の1,882億円となった。営業利益は売上高の増加に伴い前期比18億円増の60億円となった。

ガスタービン・機械事業

連結受注高は、舶用蒸気タービン主機関や民間航空機用エンジン分担製造品が堅調に推移したため、前期比327億円増の1,626億円となった。

連結売上高は、舶用ディーゼル主機関や空力機械の納入が増加し、前期比48億円増の1,413億円となったが、営業利益は、新型ガスタービン初期コスト等の影響もあり前期比18億円減の26億円となった。

プラント・環境・鉄構事業

連結受注高は、公共投資抑制の影響で国内での受注が依然として低調であることに加え、前期に産業プラントや発電プラントで大型案件のあった海外でも減少し、1,264億円と前期を大幅に下回った。

連結売上高は、公共投資抑制の影響により鉄構製品の売上が減少したが、海外向けのセメントプラントや化学プラントなど、各種プラントの納入が増加したことにより、前期並の1,910億円となった。営業損益は、プラント部門で工程遅延や追加工事の発生などにより工事コストが予想より大幅に増加したため、144億円の損失と前期から大幅に悪化した。

汎用機事業

連結売上高は、北米・欧州・アジアの二輪車販売が堅調に推移したことに加え、産業用ロボットの売上も増加したため、前期比201億円増の3,384億円となった。営業利益は対米ドル為替レートの悪化があったものの、売上高の増加や販売促進費用の減少などにより、前期比94億円増の167億円となった。

その他事業

連結売上高は、前期並の1,236億円となった。営業利益は、中国向けが好調な油圧機器部門が寄与し、固定費削減の効果等により前期比17億円増の50億円となった。

[所在地別セグメント]

日本は、連結売上高では当社を中心に車両事業での海外向け販売増の寄与により大幅に増加し、全体では前期比590億円増の9,362億円となったが、営業利益では船舶事業・車両事業での好転はあったものの、プラント・環境・鉄構事業において工事遅延や追加工事の発生などにより工事コストが予想より大幅に増加したため、ほぼ前期並の210億円となった。

北米は、連結売上高では汎用機事業で二輪車販売が好調であったことにより前期比96億円増の1,968億円となり、営業利益でも前期比16億円増の12億円となった。

欧州は、連結売上高では二輪車販売が好調であったことにより前期比70億円増の780億円となったが、営業利益は前期比微減の４億円となった。

アジアは、連結売上高ではインドネシアを中心に二輪車販売が好調であったことにより前期比53億円増の251億円となり、営業利益でも前期比12億円増の18億円となった。

(2) キャッシュ・フローの状況

当連結会計年度の連結キャッシュ・フローは、営業活動において714億円の資金の純増となり、投資活動においては、設備投資などにより177億円の資金の純減、財務活動では、借入債務の圧縮を進めたことで518億円の資金の純減となった（フリーキャッシュ・フローは537億円の資金の純増）。これらの結果、当連結会計年度の現金及び現金同等物期末残高は、前期末に比べ20億円増加し443億円となった。

2 【生産、受注及び販売の状況】

従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、売上高が15,824百万円増加し、受注残高が同額減少している。詳細は「第５　経理の状況　１　連結財務諸表等　(1)　連結財務諸表」のセグメント情報に記載している。

(1) 生産実績

当連結会計年度における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	生産高(百万円)	前期比(%)
船舶	92,556	△4.0
車両	150,081	34.2
航空宇宙	163,589	4.3
ガスタービン・機械	138,578	7.2
プラント・環境・鉄構	188,064	10.1
汎用機	278,331	7.8
その他	149,882	1.0
合計	1,161,083	8.3

(注) 1　上記金額には、消費税等は含まれていない。
2　金額は、生産高（製造原価）によっている。

(2) 受注実績

当連結会計年度における受注実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	受注高(百万円)	前期比(%)	受注残高(百万円)	前期比(%)
船舶	155,832	25.9	263,707	36.1
車両	178,368	16.2	300,836	2.3
航空宇宙	214,702	△0.6	287,441	10.4
ガスタービン・機械	162,699	25.1	163,440	16.4
プラント・環境・鉄構	126,402	△19.0	210,159	△23.2
汎用機	338,449	6.3	―	―
その他	125,389	△2.7	28,824	6.1
合計	1,301,844	6.1	1,254,409	5.4

(注) 1　上記金額には、消費税等は含まれていない。
2　汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額とし、受注残高を表示していない。
3　セグメント間の取引については、受注高及び受注残高から相殺消去している。

(3) 販売実績

当連結会計年度における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	販売高(百万円)	前期比(%)
船舶	87,081	△8.2
車両	171,730	42.4
航空宇宙	188,254	8.3
ガスタービン・機械	141,366	3.5
プラント・環境・鉄構	191,012	△0.2
汎用機	338,449	6.3
その他	123,697	△0.8
合計	1,241,591	7.0

(注) 1 上記金額には、消費税等は含まれていない。

2 販売高は、外部顧客に対する売上高である。

3 最近2連結会計年度における主な相手先別の販売実績及び当該販売実績の総販売実績に対する割合

相手先	前連結会計年度		当連結会計年度	
	金額(百万円)	割合(%)	金額(百万円)	割合(%)
防衛庁	169,306	14.5	184,937	14.8

3 【対処すべき課題】

〔経営の基本方針および経営目標〕

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としている。

利益配分については、将来の成長に備えて経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に応じた配当を行い株主の期待に応えていくことを基本方針としている。

〔目標とする経営指標〕

目標とする経営指標は、投資家の期待に応える利益を稼得することを目的として、資本効率を測る指標である投下資本利益率（ＲＯＩＣ（注））を採用している。ＲＯＩＣの最大化を目指すなかで、利益の拡大と同時に、投下資本の効率化を図ることにより、財務体質の強化も図っていく。

注：ＲＯＩＣ ＝（税引前利益 ＋ 支払利息）÷ 投下資本

〔中期的経営戦略〕

現中期経営計画においては、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指している。

その一環として、事業の選択と集中を進めており、中核事業と位置付けている航空宇宙事業、汎用機事業、育成事業と位置付けている車両事業、ガスタービン・機械事業を中心に経営資源を重点投入し、収益の柱として強化している。一方、厳しい国際競争下にある船舶事業、公共投資の低迷をはじめとする厳しい事業環境が続いているプラント・環境・鉄構事業については、構造改革事業と位置付け、事業構造の改革による収益力の向上を図っている。

また、事業全般にわたって、「質主量従」の経営方針の下、技術やブランドで差別化された製品・サービスの提供や製品のライフサイクル全般を視野に入れたビジネスモデルの変革などを通じて収益力を高めていくことを目指している。

〔会社の対処すべき課題〕

公共投資の低迷や鋼材をはじめとした素材価格の上昇など厳しい経営環境の中にあって、安定的な収益基盤を確立し、持続的な成長を果たすために、引き続き事業構造の改革や収益力強化のための諸施策を着実に推進していく。

事業構造の改革という点では、事業の選択と集中という方針のもとで、中核事業と位置付けている汎用機事業では製品競争力の一層の強化に取組んでおり、航空宇宙事業においては、次期固定翼哨戒機・次期輸送機開発などの新規プロジェクトの遂行に取組むとともに新たに参画を決定したボーイング７８７の開発・生産プロジェクトについて重点的な設備投資を行っていく。また、育成事業と位置付けている車両事業においては、中国在来線高速化向け車両の受注をはじめとして中国での旺盛な需要に対応するため、現地資本である南車四方機車車輛股份有限公司等と設計・エンジニアリング会社を設立するなど、海外における事業運営体制の強化を図っており、ガスタービン・機械事業においては、産業用ガスタービン事業の拡充に取組むとともに、ボーイング７８７への搭載が決定されているロールス・ロイス社のＴＲＥＮＴ１０００への開発・生産に向けて設備投資を行っていく。

一方、構造改革事業と位置付けている船舶事業、プラント・環境・鉄構事業については、抜本的な構造改革に取組んできている。

この一環として、世界的に熾烈な競争下にあって収益力が低迷し為替変動など大きなリスクを伴なうプラント部門について、本年４月にカワサキプラントシステムズ株式会社として分社した。分社を契機として、競争優位にある製品を中心に事業の選択と集中を徹底し、併せて、分社・独立を通じて経営のフレキシビリティを高め、機動的な事業運営を行うことによって、早期に同部門の収益改善を図ることとしている。

また、公共事業の縮小という経営環境の中で、鉄構部門など官公需ウェイトの高い事業については、引き続き固定費の削減などを通じて損益分岐点の引下げに取組んでいく。

こうした事業構造の改革に加えて、原材料価格の上昇という事業環境の中で当社の収益力を高めていくために、「質主量従」という経営方針を一層徹底し、当社の技術力を基礎として付加価値の高い差別化された製品・サービスの提供に努めるとともに、固定費や製造コストの削減に引き続き取組んでいく。

当グループは、このように事業環境の変化に適応すべく、引き続き、事業構造の改革と事業全般にわたる一段の収益力強化に取組むことにより、持続的成長を目指していく。

4 【事業等のリスク】

当グループの経営成績および財政状態に影響を与える外的要因としては次の項目等が考えられる。

(1) 政治・経済情勢

当グループは、国内はもとより、北米・アジア・欧州をはじめ、世界各地で事業展開しており、それぞれの地域における政治・経済情勢の影響を受ける。例えば個人消費の動向は汎用機事業の販売に影響し、民間設備投資や公共投資の動向は、プラント・環境・鉄構事業、ガスタービン・機械事業の受注に影響する。また、航空旅客需要や海運市況も、航空宇宙事業、船舶事業等に影響を与える。

海外案件においては、紛争・政変等の影響をうける可能性がある。

(2) 為替レートの変動

当連結会計年度の連結売上高に占める海外向け売上高は49%であり、米国ドル、ユーロ等の外貨建て取引も多く存在する。外貨建て取引については、総原価に占める外貨建てコストの比率を高めるなどの為替変動リスクの軽減を図るとともに、為替動向を考慮しながら機動的な為替予約等のヘッジを行っているが、製造工場の大半が国内に立地していることもあり、海外向け売上については為替変動リスクを負っている。

(3) 各種規制

事業運営にあたっては、各国・地域の法令・規則等の各種規制にしたがって事業を行っているが、予期せぬ変更や新たな適用により、影響を受ける可能性がある。

5 【経営上の重要な契約等】

(1) 技術援助契約（導入）

契約会社名	契約の相手方・国籍	契約の対象品目	対価	契約の始期・終期
川崎重工業㈱ (当社)	Lockheed Martin Corporation (米国)	Ｐ－３Ｃ 対潜哨戒機	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費	昭和53年６月30日 (平成22年６月９日まで)
	The Boeing Company (米国)	ＣＨ４７ ヘリコプタ	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費 (5) 技術者招へい費	昭和60年１月14日 (平成21年２月26日まで)
	Agustawestland International Limited (英国)	ＥＨ１０１ ヘリコプタ	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代	平成16年９月12日 (平成27年９月11日まで)
	Honeywell International Inc. (米国)	Ｔ５５－Ｌ－７１２ ターボシャフト エンジン	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費	昭和59年12月12日 (平成21年12月31日まで)
	MAN B&W Diesel A/S (デンマーク)	２サイクル陸舶用 ディーゼル エンジン	(1) ロイヤルティ (2) 技術資料代 (3) 技術者招へい費 (4) 技術者訓練費	昭和56年５月18日 (平成23年12月31日まで)
	Rolls-Royce Power Engineering plc (英国)	船用スペイ ＳＭ１Ｃ モジュール	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者招へい費	平成３年８月28日 (平成19年３月31日まで)
㈱川崎造船 (連結子会社)	Moss Maritime a. s. (ノルウェー)	球形タンク式 ＬＮＧ運搬船	(1) ロイヤルティ (2) 技術者招へい費	昭和46年６月16日 (契約終了通知を送付して６ヵ月後まで)

(2) 技術援助契約(供与)

契約会社名	契約の相手方・国籍	契約の対象品目	対価	契約の始期・終期
川崎重工業㈱ (当社)	中華人民共和国鉄道部、中国国際招標公司、南車四方機車車輌股份有限公司 (中国)	在来線高速化向け鉄道車両製造技術	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費 (5) 技術者招へい費	平成16年10月20日 (中国国産車最終納入まで)
	Bajaj Auto Ltd. (インド)	二輪車	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者訓練費	昭和59年８月６日 (平成17年５月26日まで)
㈱川崎造船 (連結子会社)	南通中遠川崎船舶工程有限公司 (中国)	小型貨物船	(1) イニシャルペイメント (2) ロイヤルティ	平成８年10月24日 (貨物船８隻目の引渡日まで)

6 【研究開発活動】

当連結会計年度は、今後の成長が期待される航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業を中核・育成事業と位置付け、それら製品のシステム化・高度化のための研究開発、製品価格競争力強化のための技術開発、および当グループ製品の差別化や付加価値向上に必要な基盤技術の研究等を積極的に推進した。これらのための当連結会計年度における研究開発費は131億円である。

当連結会計年度における各事業セグメントの主な研究開発内容は以下の通りである。

船舶事業では、主要製品である液化天然ガス運搬船（ＬＮＧ運搬船）を中心にした新船型開発、船殻構造の合理化研究をはじめ、自律型無人潜水機や自動操船システムの実用化開発などの新製品・新事業分野を中心に、５億円の研究開発投資を実施した。

車両事業は、車両部門では次世代車両の開発をはじめ、新しい接合技術による次世代通勤車両の開発、アクティブ制振技術や生産合理化、メンテナンス技術を中心に研究開発を実施した。建設機械部門では、排ガス規制・騒音規制に対応した次世代中大型ホイールローダ関連の開発を実施した。破砕機部門では新材料、鋳造技術の開発等を実施した。事業全体で９億円の研究開発投資を行った。

航空宇宙事業では、無人機等の新規分野への展開を目指した防衛関連の研究開発をはじめ、ＢＫ１１７Ｃ－２ヘリコプタ改良研究などの民需製品開発、将来民間機の研究、さらには成層圏プラットフォームや衛星フェアリングなどの宇宙分野を中心に12億円の研究開発投資を実施した。

ガスタービン・機械事業は、ガスタービン部門では、７ＭＷ級（Ｍ７Ａ）および２０ＭＷ級（Ｌ２０Ａ）ガスタービンエンジンをはじめとするコージェネ用高効率・低公害ガスタービン新機種の開発やそのシステム化、高温タービン設計技術・耐久性向上技術や低公害型燃焼器技術の高度化などの研究開発を実施した。機械部門では、護衛艦用推進装置や潜水艦用主機など防衛関連の研究開発のほか、ＣＣＰＰ用蒸気タービンや高効率ブロワなどの研究開発を中心に実施した。さらに、次世代型吸収冷温水機や分散型エネルギーシステムの開発を実施し、事業全体で22億円の研究開発投資を行った。

プラント・環境・鉄構事業では、エネルギー・環境・インフラ関連の開発に注力し、木質/畜産バイオマスエネルギー利用システム、風力発電システム、次世代型環境装置（ストーカ炉、直溶炉やガス化溶融炉、プラズマ拡張溶融炉（ＰＥＭ炉）、および廃棄物のリサイクルシステム）および橋梁用改良型合成床板などの製品開発に対し、事業全体で８億円の研究開発投資を行った。

汎用機事業では、二輪車用エンジンの開発を中心に、新機種ロボットおよびそのコントローラの開発を含め、３億円の研究開発投資を実施した。

上記の他、本社研究開発部門は、各カンパニー製品のシステム化・高度化、差別化、性能・品質向上、価格競争力強化のための基盤技術（各種シミュレーション技術・解析技術など）の研究開発を実施した。

また、将来を見据えた新型蓄電池、バイオマス利用等の次世代分散型エネルギーシステム、光・レーザ関連技術、ＩＴ・メカトロ技術を活用したメンテナンスや次世代生産システム技術等の独自新技術を研究開発した。この他、新型空気呼吸器、介護支援システムの開発、油圧ポンプ・コントロール弁の開発や精密加工技術を活かした新事業分野開発等を含め本社部門で70億円を投資した。

これらの研究開発の実施にあたっては、各事業分野と本社研究開発部門が相互に連携・協力し、総合技術力による製品の差別化、高度化を図っている。さらに、海外企業との共同開発をはじめ、先進分野での産・学・官とのコラボレーションを一層強化することにより、研究開発の効率化、新分野への取り組み強化を図っている。

7 【財政状態及び経営成績の分析】

(1) 経営成績

当連結会計年度における連結売上高が前期比813億円増加となった主因は、車両事業での台湾向け高速鉄道車両納入の増加、航空宇宙事業での次期固定翼哨戒機及び次期輸送機開発契約の売上の増加、及び汎用機事業における二輪車販売及び産業用ロボットの売上増加である。

営業利益が前期比24億円の増加となった主因は、対米ドル為替レートの悪化や鋼材など素材価格の上昇が収益圧迫要因になったほか、プラント・環境・鉄構事業で工事コストの増加から大幅な赤字になった一方、車両事業・汎用機事業などの増収に、コストダウンや固定費削減など経営全般にわたる収益改善諸施策の効果が加わったことによる。

営業外損益が前期比で64億円の好転となった主因は、株式売却益の増加に加え、為替差損の減少や有利子負債圧縮に伴う支払利息の減少である。

特別損益については、遊休不動産等の売却により固定資産売却益28億円を特別利益に計上した一方で、分社に伴う退職給付会計基準変更時差異等の一括処理額13億円、プラント工事費用の一括清算金18億円をそれぞれ特別損失に計上した。

(2) 財政状態

車両事業を中心とした事業規模の拡大により、売掛金等の流動資産および買掛金等の流動負債が増加し、総資産は前期比375億円増の１兆1,944億円となった。そうした一方で、売上債権の回収促進や在庫圧縮などの諸施策によりキャッシュ・フローは好転し、借入債務は前期比455億円減少の3,538億円となった。

営業活動によるキャッシュ・フローの資金純増額は、上記施策および増益のほか、前期には過大請求事案に係る返還金の支払があったため、前期比286億円の増加となった。

投資活動によるキャッシュ・フローの資金純減額は、有形・無形固定資産取得による支出が前期から減少したため、前期比81億円の減少となった。前期においては、汎用機事業を中心に生産・開発用の設備取得のため活発な投資を行ったが、当連結会計年度では減価償却費（今期315億円）の範囲内での支出となった。

こうしたフリーキャッシュ・フローの増加を原資として借入債務の圧縮をより一層進めた。

第３　【設備の状況】

１　【設備投資等の概要】

当グループでは、汎用機事業、航空宇宙事業を中心に、新機種・新製品対応のための設備投資や生産合理化・省力化のための設備投資などを実施した。その結果、当連結会計年度の設備投資額は、296億円（無形固定資産に係るものを含む）となった。

各セグメントの投資内容は以下の通りである。

船舶事業では、商船建造設備の効率化などで16億円の設備投資を実施した。

車両事業では、車両・建設機械の生産合理化設備などで26億円の設備投資を実施した。

航空宇宙事業では、新機種生産・開発設備などで81億円の投資を実施した。

ガスタービン・機械事業では、ガスタービンの生産合理化設備を中心に23億円の投資を実施した。

プラント・環境・鉄構事業では情報化設備や生産合理化設備などで６億円の投資を実施した。

汎用機事業では、二輪車の開発用設備および新機種対応、生産合理化設備、米国製造子会社の生産合理化設備などで101億円の投資を実施した。

その他事業では、油圧機器生産設備、情報化・福利関連設備などで33億円の投資を実施した。

所要資金については、自己資金、借入金、社債の発行等による。

2 【主要な設備の状況】

(1) 提出会社

事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数 (名)	摘要
			建物及び構築物	機械装置及び運搬具	土地 (面積千㎡)	その他	合計		
兵庫工場 (神戸市兵庫区)	車両事業	鉄道車両製造設備	3,580	2,463	8,551 (219)	427	15,023	958	
播州工場 (兵庫県加古郡稲美町)	車両事業	建設機械製造設備	1,140	1,181	698 (151)	347	3,367	305	
八千代工場 (千葉県八千代市)	車両事業	破砕機製造設備	1,209	971	788 (153)	114	3,083	147	
		その他設備	425	—	341 (12)	0	768		
岐阜工場 (岐阜県各務原市)	航空宇宙事業	航空機製造設備	10,899	8,534	2,626 (722)	2,133	24,193	2,998	注3
		その他設備	457	—	139 (18)	3	601		
名古屋第一工場 (愛知県海部郡弥富町)	航空宇宙事業	航空機製造設備	984	165	3,565 (71)	9	4,725	—	注3
名古屋第二工場 (愛知県海部郡飛島村)	航空宇宙事業	航空機製造設備	7	26	— (—)	3	36	—	注3
西神工場 (神戸市西区)	ガスタービン・機械事業	エンジン製造設備	560	310	2,209 (50)	18	3,099	63	
神戸工場 (神戸市中央区)	プラント・環境・鉄構事業、ガスタービン・機械事業	原動機等製造設備	3,174	2,798	228 (129)	618	6,821	1,271	
		その他設備	133	142	152 (1)	71	500		
播磨工場 (兵庫県加古郡播磨町)	プラント・環境・鉄構事業	鉄構製品製造設備	2,305	2,063	3,285 (455)	174	7,828	533	
		その他設備	27	127	— (—)	14	168		
明石工場 (兵庫県明石市)	汎用機事業、ガスタービン・機械事業	二輪車等製造設備	7,868	9,199	1,493 (974)	6,708	25,270	3,198	
		その他設備	2,584	471	616 (2,185)	390	4,063		
神戸本社 (神戸市中央区)	全社	その他設備	7,161	302	5,503 (597)	514	13,482	309	注4
東京本社 (東京都港区)	全社	その他設備	5,687	98	8,627 (131)	133	14,546	797	注5
計			48,208	28,857	38,831 (5,869)	11,682	127,580	10,579	

(注) 1 上記の帳簿価額には建設仮勘定ならびに無形固定資産の金額は含まない。

2 八千代工場は、破砕機部門の分離と㈱アーステクニカ（持分法適用関連会社）への承継に伴い、平成17年３月31日をもって廃止した。なお、土地を除く同工場の主たる設備は、平成17年４月１日をもって同社に承継された。

3 名古屋第一工場・名古屋第二工場の従業員数は岐阜工場に含む。

4 神戸本社には、中部・関西・中国・四国・九州支社、関西地区寮社宅等福利厚生施設ほかを含む。

5 東京本社には、東京設計事務所、海外事務所、北海道支社、関東地区寮社宅等福利厚生施設ほかを含む。

6 上記のほか、連結会社以外から土地171千㎡及び建物63千㎡を賃借している。また、上記のうち、土地39千㎡及び建物15千㎡を連結会社以外に賃貸している。

7 リース契約により使用している主要な賃借設備のうち連結会社以外からのものは下記の通りである。

事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	台数	リース期間	年間リース料	リース契約残高	摘要
神戸工場 (神戸市中央区)	ガスタービン・機械事業	大型ＮＣプラノミラー	１セット	72ヶ月	77百万円	428百万円	所有権移転外ファイナンスリース
明石工場 (兵庫県明石市)		高電圧型電子ビーム溶接機	１セット	72ヶ月	51百万円	147百万円	

事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	台数	リース期間	年間リース料	リース契約残高	摘要
岐阜工場 (岐阜県各務原市)	航空宇宙事業	ＲＳ／６０００　４４Ｐ１７０	１セット	60ヶ月	39百万円	104百万円	所有権移転外ファイナンスリース
		難材加工横型プロファイラ	１セット	144ヶ月	15百万円	160百万円	

8　生産能力に重要な影響を及ぼすような設備の休止はない。

(2) 国内子会社

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(名)	摘要
				建物及び構築物	機械装置及び運搬具	土地 (面積千㎡)	その他	合計		
㈱川崎造船	東京事務所 (東京都港区)	船舶事業	その他設備	―	―	― (―)	5	5	22	注２
	神戸工場 (神戸市中央区)		船舶建造設備	4,662	1,357	234 (177)	302	6,555	833	
			その他設備	875	1	188 (31)	42	1,106		
	坂出工場 (香川県坂出市)		船舶建造設備	3,608	6,060	2,031 (910)	561	12,260	760	
			その他設備	178	0	111 (4)	7	296		
日本飛行機㈱	本社事業所 (横浜市金沢区)	航空宇宙事業	航空宇宙機器製造設備	2,958	110	653 (147)	291	4,012	598	
	航空機整備事業所（神奈川県大和市）		航空機修理設備	1,589	112	160 (67)	212	2,073	461	
㈱川重ガスタービン研究所	本社事業所 （千葉県袖ヶ浦市）	プラント・環境・鉄構事業	事業用ガスタービン発電設備	826	5,682	― (―)	8	6,516	9	
㈱カワサキプレシジョンマシナリ	西神戸工場 (神戸市西区)	その他事業	油圧機械製造設備	1,762	183	603 (175)	638	3,186	596	注３
㈱カワサキライフコーポレーション	神戸支店 (神戸市中央区) 他６事業所	その他事業	その他設備	8,599	1,729	1,379 (2,184)	2,000	13,707	233	注４

(注) 1　上記の帳簿価額には建設仮勘定ならびに無形固定資産の金額は含まない。

2　㈱川崎造船については、上記のほか、連結会社以外から土地１千㎡ほかを賃借している。また、上記のうち土地２千㎡、建物及び構築物１千㎡を連結会社以外に賃貸している。

3　㈱カワサキプレシジョンマシナリについては、上記のほか、連結会社以外から土地５千㎡、建物及び構築物２千㎡を賃借している。

4　㈱カワサキライフコーポレーションについては、上記のほか、連結会社以外から建物及び構築物１千㎡を賃借している。また、上記のうち土地31千㎡、建物及び構築物23千㎡を連結会社以外に賃貸している。

5　生産能力に重要な影響を及ぼすような設備の休止はない。

(3) 在外子会社

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(名)
				建物及び構築物	機械装置及び運搬具	土地 (面積千㎡)	その他	合計	
Kawasaki Motors Manufacturing Corp., U.S.A.	リンカーン工場 (米国ネブラスカ州)	車両事業、汎用機事業	二輪車・鉄道車両等製造設備	6,111	4,735	191 (1,364)	67	11,104	1,149
	メアリービル工場 (米国ミズーリ州)		エンジン製造設備	2,156	2,026	29 (460)	4	4,215	666

(注) 1　上記の帳簿価額には建設仮勘定ならびに無形固定資産の金額は含まない。

2　生産能力に重要な影響を及ぼすような設備の休止はない。

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

当グループの当連結会計年度以後１年間の設備投資計画（新設・拡充など）については、新機種・新製品対応のための設備や生産合理化・省力化のための設備を中心に約420億円を計画している。各セグメントの内訳は次のとおりである。

事業の種類別 セグメントの名称	平成17年度 計画金額(億円)	設備などの主な内容・目的
船舶	15	商船建造合理化設備など
車両	35	車両・建設機械の生産合理化設備など
航空宇宙	145	航空機生産・開発設備の拡充など
ガスタービン・機械	40	舶用主機・ガスタービン等の生産合理化設備など
プラント・環境・鉄構	5	生産合理化設備など
汎用機	140	二輪車の開発用設備の拡充および新機種対応、生産合理化設備、米国製造子会社での生産合理化設備、タイ・インドネシア製造子会社での生産設備など
その他	40	油圧機器生産設備、情報化・福利関連設備など
合計	420	

（注）１．金額には消費税等を含まない。

２．所要資金については、自己資金、借入金等により賄う予定である。

３．無形固定資産に係るものを含む。

４．その他事業には、全社共通設備を含む。

(2) 重要な設備の除却等

重要な設備の除却等の計画はない。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	3,360,000,000
計	3,360,000,000

② 【発行済株式】

種類	事業年度末現在発行数(株)（平成17年３月31日）	提出日現在発行数(株)（平成17年６月28日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	1,443,394,172	1,443,394,172	東京、大阪、名古屋、各証券取引所	―
計	1,443,394,172	1,443,394,172	―	―

（注）１　提出日現在の発行数には、平成17年６月１日から当該有価証券報告書提出日までの新株予約権の行使（商法旧第341条ノ２の規定に基づき発行された転換社債の転換を含む。）により発行された株式数は含まれていない。

２　東京、大阪、名古屋各取引所は市場第一部である。

(2) 【新株予約権等の状況】

新株予約権に関する事項は、次のとおりである。

①2010年満期ユーロ円建転換社債型新株予約権付社債（平成15年12月８日発行）

	事業年度末現在（平成17年３月31日）	提出日の前月末現在（平成17年５月31日）
新株予約権の数（個）	25,000	25,000
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	137,362,637	137,362,637
新株予約権の行使時の払込金額（円）	182	182
新株予約権の行使期間	平成15年12月22日～ 平成22年９月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　182 資本組入額　91	同左
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
新株予約権付社債の残高（百万円）	25,000	25,000

(5) 【大株主の状況】

平成17年３月31日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	75,824	5.25
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	66,751	4.62
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	東京都中央区晴海１丁目８番12号	57,443	3.97
川崎重工業従業員持株会	神戸市中央区東川崎町１丁目１番３号	54,103	3.74
東京海上日動火災保険株式会社	東京都千代田区丸の内１丁目２番１号	53,861	3.73
日本生命保険相互会社	東京都千代田区丸の内１丁目６番６号	52,516	3.63
川崎重工共栄会	神戸市中央区東川崎町１丁目１番３号	30,645	2.12
ＪＦＥスチール株式会社	東京都千代田区内幸町２丁目２番３号	27,634	1.91
日本興亜損害保険株式会社	東京都千代田区霞ヶ関３丁目７番３号	27,521	1.90
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	26,828	1.85
計	―	473,130	32.77

（注）１　上記の所有株式数のうち、信託業務に係る株式数は、つぎのとおりである。

日本トラスティ・サービス信託銀行株式会社（信託口）　75,824千株
日本マスタートラスト信託銀行株式会社（信託口）　66,751千株

２　みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の持株数57,433千株は、株式会社みずほ銀行が同行に委託した退職給付信託の信託財産であり、その議決権行使の指図権は株式会社みずほ銀行が留保している。

３　株式会社みずほ銀行から平成17年２月15日付で大量保有報告書の提出があり、平成17年１月31日現在、以下の内容で報告を受けている。株式会社みずほ銀行が所有する57,443千株については、上記大株主の状況にみずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託名義で記載しているが、他の共同保有者については、当社として当事業年度末現在における所有株式数の確認ができないため、上記大株主の状況には含めていない。

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
株式会社みずほ銀行	東京都千代田区内幸町１丁目１番５号	57,443	3.97
株式会社みずほコーポレート銀行	東京都千代田区丸の内１丁目３番３号	4,787	0.33
みずほ証券株式会社	東京都千代田区大手町１丁目５番１号	1,947	0.13
みずほ信託銀行株式会社	東京都中央区八重洲１丁目２番１号	16,782	1.16
みずほインベスターズ証券株式会社	東京都中央区日本橋茅場町１丁目13番16号	70	0.00
第一勧業アセットマネジメント株式会社	東京都千代田区有楽町１丁目７番１号	39,600	2.74
富士投信投資顧問株式会社	東京都中央区日本橋小舟町８番１号	169	0.01
みずほインターナショナルＰＬＣ	Bracken House, One Friday Street, London, EC4M 9JA, United Kingdom	107	0.00

(6) 【議決権の状況】

① 【発行済株式】

平成17年３月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	―	―	―
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	（自己保有株式） 普通株式 940,000	―	―
	（相互保有株式） 普通株式 280,000	―	―
完全議決権株式（その他）	普通株式 1,433,506,000	1,433,506	―
単元未満株式	普通株式 8,668,172	―	一単元（1,000株） 未満の株式
発行済株式総数	1,443,394,172	―	―
総株主の議決権	―	1,433,506	―

(注) 1 「完全議決権株式（その他）」には証券保管振替機構名義の株式が、83,000株（議決権83個）含まれている。

2 「完全議決権株式（その他）」には株主名簿上は当社名義となっているが実質的に所有していない株式が、2,000株（議決権２個）含まれている。

3 「単元未満株式」には当社所有の自己株式268株および保管振替機構名義の株式600株が含まれている。

② 【自己株式等】

平成17年３月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
（自己保有株式） 川崎重工業㈱	神戸市中央区東川崎町 ３丁目１番１号	940,000	―	940,000	0.06
（相互保有株式） 川崎設備工業㈱	名古屋市中区大須 １丁目21番８号	280,000	―	280,000	0.01
計	―	1,220,000	―	1,220,000	0.08

(注) このほか、株主名簿上は当社名義となっているが実質的に所有していない株式が2,000株（議決権２個）ある。

なお、当該株式は①「発行済株式」の「完全議決権株式（その他）」の中に含めている。

(7) 【ストックオプション制度の内容】

該当事項なし。

2 【自己株式の取得等の状況】

(1)【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

①【前決議期間における自己株式の取得等の状況】

該当事項なし。

②【当定時株主総会における自己株式取得に係る決議状況】

該当事項なし。

(2)【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

該当事項なし。

3 【配当政策】

当社は、将来の成長に備え収益力と経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、業績に見合った配当を安定的に継続することを基本方針としている。当事業年度は当該方針を踏まえ、1株あたり年間2.5円（中間0円、期末2.5円）の配当を決議し、配当後の内部留保については、事業への投資および借入債務の返済などへ充当した。

4 【株価の推移】

(1)【最近5年間の事業年度別最高・最低株価】

事業年度	平成12年度	平成13年度	平成14年度	平成15年度	平成16年度
決算年月	平成13年３月	平成14年３月	平成15年３月	平成16年3月	平成17年３月
最高（円）	180	220	189	172	198
最低（円）	109	89	80	95	146

(注) 最高・最低株価は、東京証券取引所市場第一部におけるものである。

(2)【最近6箇月間の月別最高・最低株価】

月別	平成16年10月	11月	12月	平成17年１月	２月	３月
最高（円）	182	173	169	174	186	198
最低（円）	164	153	155	166	170	180

(注) 最高・最低株価は、東京証券取引所市場第一部におけるものである。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数 （千株）
取締役会長 代表取締役	―	田　崎　雅　元	昭和10年９月６日生	昭和33年４月 平成元年12月 平成４年６月 平成８年６月 平成９年６月 平成12年６月 平成17年６月	川崎航空機工業㈱（現・川崎重工業㈱）入社 Kawasaki Heavy Industries (U.S.A.) Inc.代表取締役社長 当社取締役就任 常務取締役就任 専務取締役就任 取締役社長就任 取締役会長就任（現任）	114
取締役社長 代表取締役	―	大　橋　忠　晴	昭和19年11月９日生	昭和44年４月 平成13年４月 平成15年４月 平成15年６月 平成17年４月 平成17年６月	入社 執行役員就任 車両カンパニープレジデント 常務取締役就任 取締役副社長就任 取締役社長就任（現任）	43
取締役副社長 代表取締役	社長補佐 本社管理部門 統括（除く 監査部）	寺　崎　正　俊	昭和17年11月18日生	昭和41年４月 平成13年４月 平成14年１月 平成14年６月 平成17年６月	入社 執行役員就任、人事労政部長 経営企画部長 常務取締役就任 取締役副社長就任（現任）	82
常務取締役 代表取締役	汎用機 カンパニー プレジデント	森　田　進　一	昭和17年３月31日生	昭和39年４月 平成12年２月 平成12年６月 平成13年４月 平成14年４月	川崎航空機工業㈱（現・川崎重工業㈱）入社 総合企画室長 取締役就任 常務取締役就任（現任） 汎用機カンパニープレジデント就任（現任）	70
常務取締役 代表取締役	ガスタービン・ 機械 カンパニー プレジデント	吉　野　　　隆	昭和18年５月29日生	昭和44年４月 平成13年４月 平成15年４月 平成15年６月	入社 執行役員就任 ガスタービン・機械カンパニープレジデント就任（現任） 常務取締役就任（現任）	53
常務取締役 代表取締役	技術開発本部長	松　崎　　　昭	昭和19年３月１日生	昭和41年４月 平成13年４月 平成15年４月 平成16年６月	入社 執行役員、車両カンパニーバイスプレジデント兼 車両カンパニー建設機械ビジネスセンター長就任 技術開発本部長就任(現任) 常務取締役就任(現任)	89
常務取締役 代表取締役	航空宇宙 カンパニー プレジデント	元　山　近　思	昭和20年５月10日生	昭和48年４月 平成13年４月 平成16年４月 平成16年６月	入社 執行役員、航空宇宙カンパニーバイスプレジデント就任 航空宇宙カンパニープレジデント就任（現任） 常務取締役就任（現任）	80

役名	職名	氏名	生年月日	略歴		所有株式数 (千株)
常務取締役 代表取締役	経営企画部長	野口二郎	昭和19年6月19日生	昭和45年4月 平成14年1月 平成14年4月 平成17年4月 平成17年6月	入社 人事労政部長 執行役員就任 経営企画部長（現任） 常務取締役就任（現任）	54
常務取締役 代表取締役	車両 カンパニー プレジデント	瀬川雅司	昭和22年11月22日生	昭和45年4月 平成16年4月 平成17年4月 平成17年6月	入社 執行役員、車両カンパニーバイスプレジデント就任 車両カンパニープレジデント就任（現任） 常務取締役就任（現任）	32
監査役 (常勤)	—	上田忠男	昭和20年1月22日生	昭和44年4月 平成11年4月 平成15年6月 平成16年4月 平成16年6月	入社 関連企業室長 監査部長 兼 経営企画部付 経営企画部付 当社監査役就任（現任）	30
監査役 (常勤)	—	田上朗	昭和23年4月5日生	昭和46年4月 平成13年4月 平成14年4月 平成17年6月	入社 経営企画部広報室長 法務部長 当社監査役就任（現任）	13
監査役	—	川本洋	昭和11年1月5日生	平成10年1月 平成11年6月 平成12年10月 平成13年10月 平成14年6月	川崎汽船㈱取締役副社長 日東物流㈱代表取締役会長 ㈱ケイライン物流ホールディングス代表取締役社長 ㈱ケイロジスティックス代表取締役社長 当社監査役就任（現任）	27
監査役	—	土井憲三	昭和22年12月5日生	昭和50年4月 昭和62年7月 平成17年6月	弁護士登録 北山法律事務所（現北山・土井法律事務所）入所 当社監査役就任（現任）	—
計						692

（注）1　監査役 川本 洋、土井憲三は「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める「社外監査役」である。

2　当社は、法令に定める監査役の員数を欠くことになる場合に備え、補欠監査役1名を選出している。補欠監査役の略歴は以下のとおりである。

氏名	生年月日	略歴		所有株式数 (千株)
佐々木知子	昭和30年3月2日	平成10年4月 平成10年5月 平成10年7月 平成15年9月 平成16年7月	東京地検室長検事 退官・弁護士登録 参議院議員（自民党比例区） 厚生労働大臣政務官 佐々木知子法律事務所開設	—

3　当社では、コーポレートの全体最適を追求する戦略的意思決定機能と、それぞれの事業の業務執行機能を分離・強化して経営の効率性を高めるため、執行役員制度を導入している。提出日現在の業務執行体制は次頁のとおりである。

	地位	氏名	担当業務
○	執行役員社長	大 橋 忠 晴	
○	執行役員副社長	寺 崎 正 俊	社長補佐、本社管理部門統括（除く監査部）
○	執行役員常務	森 田 進 一	汎用機カンパニープレジデント
○	執行役員常務	吉 野 隆	ガスタービン・機械カンパニープレジデント
○	執行役員常務	松 﨑 昭	技術開発本部長
○	執行役員常務	元 山 近 思	航空宇宙カンパニープレジデント
○	執行役員常務	野 口 二 郎	経営企画部長
○	執行役員常務	瀬 川 雅 司	車両カンパニープレジデント
	特命執行役員	黒 﨑 泰 充	汎用機カンパニーバイスプレジデント 兼ロボットビジネスセンター長
	特命執行役員	青 木 昭 二	営業推進本部長
	執行役員	浜 田 滋	社長特命事項（Kawasaki Motors Corp.,U.S.A.担当）
	執行役員	三 原 修 二	人事労政部長
	執行役員	鶴 谷 将 俊	社長特命事項（Kawasaki Motors Europe N.V.担当）
	執行役員	富 家 勝	環境ビジネスセンター長
	執行役員	田 中 德 夫	社長特命事項、営業推進本部関西支社長
	執行役員	糸 賀 興 右	技術開発本部システム技術開発センター長
	執行役員	天 江 文 昭	汎用機カンパニーバイスプレジデント兼技術本部長
	執行役員	三 嶋 和 彦	車両カンパニーバイスプレジデント（建設機械担当） 兼建設機械ビジネスセンター長
	執行役員	大 山 正 俊	技術開発本部副本部長 兼 技術研究所長
	執行役員	丹 波 晨 一	社長特命事項（Kawasaki Motors Manufacturing Corp., U.S.A.担当）
	執行役員	能 勢 修 一	鉄構ビジネスセンター長
	執行役員	中 野 民 雄	ガスタービン・機械カンパニーバイスプレジデント 兼機械ビジネスセンター長
	執行役員	堀 川 英 嗣	航空宇宙カンパニーバイスプレジデント兼ＱＭ推進室長 兼技術本部長
	執行役員	服 部 晃	車両カンパニーバイスプレジデント（車両担当）
	執行役員	長 谷 川 聰	ガスタービン・機械カンパニーバイスプレジデント 兼ガスタービンビジネスセンター長
	執行役員	浅 野 雄 一	ガスタービン・機械カンパニーバイスプレジデント（生産 ・コストダウン担当）兼機械ビジネスセンター工場総括部長
	執行役員	鈴 木 進 一	航空宇宙カンパニーバイスプレジデント兼営業本部長
	執行役員	山 口 徹	社長特命事項（㈱カワサキマシンシステムズ担当）
	執行役員	村 山 滋	航空宇宙カンパニーバイスプレジデント （次期大型機プロジェクト担当）
	執行役員	髙 尾 光 俊	財務経理部長

○印は取締役である。

②2011年満期ユーロ円建転換社債型新株予約権付社債（平成16年９月21日発行）

	事業年度末現在 （平成17年３月31日）	提出日の前月末現在 （平成17年５月31日）
新株予約権の数（個）	25,000	25,000
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	107,758,620	107,758,620
新株予約権の行使時の払込金額（円）	232	232
新株予約権の行使期間	平成16年10月12日～ 平成23年９月16日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　232 資本組入額　116	同左
新株予約権の行使の条件	当社が本社債につき期限の利益を喪失した場合には、以後本新株予約権を行使することはできないものとする。また、各本新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	本新株予約権は、転換社債型新株予約権付社債に付されたものであり、本社債からの分離譲渡はできない。	同左
新株予約権付社債の残高（百万円）	25,000	25,000

③商法旧第341条ノ２の規定に基づく転換社債

第５回無担保転換社債（平成６年８月10日発行）

	事業年度末現在 （平成17年３月31日）	提出日の前月末現在 （平成17年５月31日）
転換社債の残高（百万円）	17,118	17,118
転換価格（円）	459	459
資本組入額（円）	※	※

第７回無担保転換社債（平成８年７月25日発行）

	事業年度末現在 （平成17年３月31日）	提出日の前月末現在 （平成17年５月31日）
転換社債の残高（百万円）	9,609	9,609
転換価格（円）	598	598
資本組入額（円）	※	※

第８回無担保転換社債（平成８年７月25日発行）

	事業年度末現在 （平成17年３月31日）	提出日の前月末現在 （平成17年５月31日）
転換社債の残高（百万円）	7,520	7,520
転換価格（円）	598	598
資本組入額（円）	※	※

第９回無担保転換社債（平成８年７月25日発行）

	事業年度末現在 （平成17年３月31日）	提出日の前月末現在 （平成17年５月31日）
転換社債の残高（百万円）	7,039	7,039
転換価格（円）	598	598
資本組入額（円）	※	※

※　資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果１円未満の端数を生じるときは、その端数を切り上げた額とする。

(3)　【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成14年４月１日～ 平成15年３月31日	1	1,390,597	0	81,427	0	24,682
平成15年４月１日～ 平成16年３月31日	52,796	1,443,394	—	81,427	4,521	29,204

（注）１　平成14年４月１日から平成15年３月31日の発行済株式総数、資本金および資本準備金の増加は、転換社債の株式転換によるものである。

２　平成15年４月１日から平成16年３月31日の発行済株式総数および資本準備金の増加は、平成15年４月１日をもって行われた日本飛行機株式会社との株式交換に伴うものである。

(4)　【所有者別状況】

平成17年３月31日現在

区分	株式の状況（１単元の株式数1,000株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	2	113	59	1,060	295	16	100,064	101,609	—
所有株式数（単元）	13	551,433	6,850	128,049	224,722	77	523,582	1,434,726	8,668,172
所有株式数の割合（％）	0.00	38.43	0.47	8.92	15.66	0.00	36.49	100	—

（注）１　自己株式942,268株は「個人その他」に942単元、「単元未満株式の状況」に268株含まれている。
なお、自己株式942,268株は株主名簿記載上の株式数であり期末日現在の実質的な所有株式数は940,268株である。

２　証券保管振替機構名義の株式83,600株は「その他法人」に83単元、「単元未満株式の状況」に600株含まれている。

6 【コーポレート・ガバナンスの状況】

当グループは、株主・顧客・従業員・地域社会等のステークホルダー各位に対しても透明性の高い経営を行い、ステークホルダーとの円滑な関係を構築しながら効率的で健全な経営を維持することにより、企業価値を向上させることを、コーポレート・ガバナンスに関する基本的な考え方としている。

当社は、監査役会設置型を採用しており、取締役９名が経営戦略の立案と業務執行の監督にあたるとともに、監査役４名（うち社外監査役２名）により監査を行っている。また、経営環境の変化に迅速に対応できる体制とするため、業務執行に関しては、執行役員制の下で、取締役会において選任された執行役員が業務執行を行っている。

業務執行にあたっての基本目標・方針は、取締役会において経営計画を編成するなかで決定され、執行役員会において全執行役員に示達されるとともに、経営計画の実行状況を取締役会において定期的にフォローしている。さらに、重要な経営課題については、社長の諮問機関として代表取締役等で構成する経営会議において重点的に審議し、必要に応じて取締役会に諮ることとしている。

なお、当連結会計年度において当社の取締役及び監査役に支払った報酬は次のとおりである。

区　　分	支　払　額　（単位 百万円）		
	取締役	監査役	計
定款又は株主総会決議に基づく報酬	319	56	375
株主総会決議に基づく退職慰労金	93	19	112
計	412	75	488

監査機能については、監査役が取締役会、執行役員会、および経営会議に出席するとともに、重要書類の閲覧や、代表取締役との定期的会合を始めとして業務および財産の状況の調査等を行い、監査機能の充実を図っている。社外監査役２名は、当社との取引関係等の利害関係はなく、当社の経営に対して中立・客観的な立場で、監査を行っている。さらに、内部監査部門である監査部（７名）が、当グループの経営活動全般における業務執行が、法規ならびに社内ルールに基づいて適切に運用されているか等の監査を定常的に行うなど、内部統制機能の向上を図っている。監査役と監査部は月次で情報交換を行っており、それぞれの監査結果・指摘事項等の情報を共有している。

会計監査については、当社の会計監査人である、あずさ監査法人の財務諸表監査を受けている。あずさ監査法人の監査の状況、および当連結会計年度において、当社及び連結子会社が監査法人に支払うべき報酬の額とその内訳は次のとおりである。

業務を執行した公認会計士の氏名、所属する監査法人名及び提出会社に係る継続監査年数

あずさ監査法人　　指定社員　　中谷 紀之
　　　　　　　　　指定社員　　黒崎　 寛
　　　　　　　　　指定社員　　橘　 和良

なお、継続監査年数については全員７年以内であるため記載を省略している。

監査業務に係る補助者の構成

公認会計士　　21名

会計士補　　　9名

当社及び連結子会社が監査法人及び公認会計士に支払うべき報酬の額とその内訳　（単位 百万円）

	あずさ監査法人	その他監査法人 及び公認会計士
監査契約に基づく監査証明に係る報酬	151	134
それ以外の報酬	―	128

（注）あずさ監査法人の監査証明に係る報酬は、公認会計士法第２条第１項に定めるものである。
その他監査法人の報酬は、主に海外子会社におけるものであり、監査証明に係る報酬は財務諸表監査に対するもの、それ以外の報酬は税務に関連した業務に対するものである。

監査役、会計士および監査部は監査計画、監査結果について定期的（３回／年）に情報交換や意見交換を行う他、監査役は会計士監査の一部に立会い相互連携している。

コンプライアンスについては、企業倫理に関する社内規則を整備し、社内の意識向上を図るなどの取り組みを行っている。具体的には、社長を委員長とし、監査役同席の下で企業倫理委員会を定期的に開催しており、さらにその下部組織としてコンプライアンス委員会を設置し、外部の弁護士を窓口とする「コンプライアンス報告・相談制度」を定め、広く従業員からの相談を、内部の目を気にすることなく受け取る仕組みを構築している。従業員には全員に「コンプライアンスガイドブック」を配布し、「個々人の倫理観がカワサキブランドのバリューを守り、高めていく」という意識を従業員一人一人が持って行動するよう要請している。さらに、従業員教育の場においてコンプライアンス教育を実施するなど、全社を上げてコンプライアンスに対する意識の向上を図っている。

第５　【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成している。

ただし、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日　内閣府令第５号）附則第２項のただし書きにより、改正前の連結財務諸表規則を適用しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成している。

ただし、「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」（平成16年１月30日　内閣府令第５号）附則第２項のただし書きにより、改正前の財務諸表等規則を適用しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（平成15年４月１日から平成16年３月31日まで）及び前事業年度（平成15年４月１日から平成16年３月31日まで）並びに当連結会計年度（平成16年４月１日から平成17年３月31日まで）及び当事業年度（平成16年４月１日から平成17年３月31日まで）の連結財務諸表及び財務諸表について、あずさ監査法人により監査を受けている。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度(平成16年3月31日現在) 金額(百万円)		構成比(%)	当連結会計年度(平成17年3月31日現在) 金額(百万円)		構成比(%)
(資産の部)							
I 流動資産							
1 現金及び預金			43,064			44,628	
2 受取手形及び売掛金			365,376			402,254	
3 たな卸資産	注11		335,064			332,333	
4 繰延税金資産			19,429			20,218	
5 その他	注6,9		43,271			43,583	
貸倒引当金			△6,725			△6,013	
流動資産合計			799,480	69.1		837,004	70.0
II 固定資産							
1 有形固定資産	注1						
(1) 建物及び構築物	注11	92,224			93,318		
(2) 機械装置及び運搬具	注11	58,391			57,260		
(3) 土地	注11	68,721			67,997		
(4) 建設仮勘定		8,285			5,126		
(5) その他		21,299	248,922		19,462	243,166	
2 無形固定資産	注12		15,881			14,773	
3 投資その他の資産							
(1) 投資有価証券	注2	60,199			65,238		
(2) 長期貸付金		3,478			2,514		
(3) 繰延税金資産		14,455			19,259		
(4) その他	注2	18,587			17,173		
貸倒引当金		△4,100	92,620		△4,657	99,527	
固定資産合計			357,424	30.8		357,467	29.9
資産合計			1,156,904	100.0		1,194,472	100.0

区分	注記番号	前連結会計年度（平成16年３月31日現在）金額（百万円）		構成比（%）	当連結会計年度（平成17年３月31日現在）金額（百万円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
1　支払手形及び買掛金	注11		286,116			348,388	
2　短期借入金	注11		168,651			126,996	
3　未払法人税等			12,491			12,276	
4　繰延税金負債			187			317	
5　賞与引当金			14,288			13,957	
6　保証工事引当金			2,155			2,550	
7　受注工事損失引当金			5,018			6,832	
8　その他							
(1) 前受金		110,900			106,574		
(2) １年以内に償還予定の社債		20,000			19,609		
(3) その他	注９	57,727	188,627		60,979	187,162	
流動負債合計			677,538	58.5		698,482	58.4
Ⅱ　固定負債							
1　社債	注11		138,286			153,677	
2　長期借入金	注11		72,533			53,601	
3　繰延税金負債			2,035			1,979	
4　退職給付引当金			63,758			72,516	
5　役員退職慰労引当金			1,142			905	
6　その他			7,580			7,154	
固定負債合計			285,335	24.6		289,835	24.2
負債合計			962,874	83.2		988,317	82.7
（少数株主持分）							
少数株主持分			3,854	0.3		4,690	0.3
（資本の部）							
Ⅰ　資本金	注７		81,427	7.0		81,427	6.8
Ⅱ　資本剰余金			31,388	2.7		31,389	2.6
Ⅲ　利益剰余金			80,468	6.9		88,703	7.4
Ⅳ　その他有価証券評価差額金			13,265	1.1		16,910	1.4
Ⅴ　為替換算調整勘定			△16,283	△1.4		△16,842	△1.4
Ⅵ　自己株式	注８		△91	△0.0		△122	△0.0
資本合計			190,175	16.4		201,464	16.8
負債、少数株主持分及び資本合計			1,156,904	100.0		1,194,472	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成15年４月１日 至 平成16年３月31日）金額（百万円）		百分比（％）	当連結会計年度（自 平成16年４月１日 至 平成17年３月31日）金額（百万円）		百分比（％）
Ⅰ 売上高			1,160,252	100.0		1,241,591	100.0
Ⅱ 売上原価			998,416	86.0		1,088,218	87.6
売上総利益			161,835	13.9		153,373	12.3
Ⅲ 販売費及び一般管理費							
1 給料手当		39,093			38,088		
2 賃借料		4,797			4,607		
3 旅費交通費		5,232			5,061		
4 通信費		1,251			1,218		
5 減価償却費		3,692			3,479		
6 広告宣伝費		11,124			9,805		
7 貸倒引当金繰入額		1,579			1,650		
8 研究開発費	注１	14,740			13,182		
9 その他		58,074	139,585	12.0	51,535	128,629	10.3
営業利益			22,249	1.9		24,744	1.9
Ⅳ 営業外収益							
1 受取利息		2,796			2,287		
2 受取配当金		679			953		
3 持分法による投資利益		941			505		
4 有価証券売却益		918			3,774		
5 為替差益		—			166		
6 その他		1,827	7,162	0.6	3,333	11,020	0.8
Ⅴ 営業外費用							
1 支払利息		7,273			6,295		
2 為替差損		2,875			—		
3 たな卸資産処分損		—			2,141		
4 その他		7,123	17,272	1.4	6,283	14,720	1.1
経常利益			12,140	1.0		21,044	1.6
Ⅵ 特別利益							
1 固定資産売却益	注２	1,149			2,864		
2 子会社株式売却益	注３	117	1,267	0.1	—	2,864	0.2
Ⅶ 特別損失							
1 分社に伴う退職給付会計基準変更時差異等一括処理額	注４	—			1,315		
2 工事費用清算金	注５	—			1,824		
3 退職給付会計基準変更時差異償却額	注６	205			205		
4 事業整理損失	注７	754			—		
5 工場閉鎖に係る損失	注８	1,206	2,165	0.1	—	3,345	0.2
税金等調整前当期純利益			11,241	0.9		20,564	1.6
法人税、住民税及び事業税		16,604			15,868		
法人税等調整額		△11,889	4,714	0.4	△7,373	8,495	0.6
少数株主利益			195	0.0		589	0.0
当期純利益			6,332	0.5		11,478	0.9

③ 【連結剰余金計算書】

		前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）		当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	
区分	注記番号	金額（百万円）		金額（百万円）	
（資本剰余金の部）					
Ⅰ　資本剰余金期首残高			24,682		31,388
Ⅱ　資本剰余金増加高					
1　自己株式処分差益		0		1	
2　株式交換に係る新株発行に伴う増加高		6,705	6,705	―	1
Ⅲ　資本剰余金期末残高			31,388		31,389
（利益剰余金の部）					
Ⅰ　利益剰余金期首残高			77,069		80,468
Ⅱ　利益剰余金増加高					
1　当期純利益		6,332	6,332	11,478	11,478
Ⅲ　利益剰余金減少高					
1　配当金		2,780		2,885	
2　役員賞与		71		38	
（うち監査役賞与）		(1)		(0)	
3　連結子会社の会計期間変更による減少高		―		221	
4　その他		80	2,933	98	3,243
Ⅳ　利益剰余金期末残高			80,468		88,703

④ 【連結キャッシュ・フロー計算書】

		前連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)	当連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)
Ⅰ　営業活動によるキャッシュ・フロー			
1　税金等調整前当期純利益		11,241	20,564
2　減価償却費		32,589	31,554
3　退職給付引当金の増加額		7,172	8,779
4　賞与引当金の減少額		△5,707	△396
5　貸倒引当金の増加額又は減少額(△)		817	△212
6　受注工事損失引当金の増加額		4,256	1,841
7　事業構造改善費用引当金の減少額		△2,259	―
8　たな卸資産処分損		1,698	2,141
9　株式売却損益		△1,035	△3,774
10　固定資産売却損益		3,344	△1,889
11　受取利息及び受取配当金		△3,475	△3,240
12　支払利息		7,273	6,295
13　売上債権の増加高(△)又は減少額		8,777	△31,184
14　たな卸資産の減少額		9,990	5,117
15　その他流動資産の増加額		△8,857	△3,064
16　仕入債務の増加額又は減少額(△)		△1,022	59,088
17　前受金の増加額又は減少額(△)		11,152	△4,127
18　その他流動負債の増加額又は減少額(△)		△5,175	489
19　その他		602	2,324
小計		71,382	90,306
20　利息及び配当金の受取額		3,394	4,554
21　利息の支払額		△7,914	△6,294
22　法人税等の支払額		△11,717	△16,084
23　工事費用清算金の支払額	注2	―	△1,060
24　過大請求事案に係る返還金	注3	△12,335	―
営業活動によるキャッシュ・フロー		42,810	71,422
Ⅱ　投資活動によるキャッシュ・フロー			
1　定期預金(預入期間3ヵ月超)の純減少額		624	447
2　有形固定資産取得による支出		△32,558	△27,364
3　有形固定資産売却による収入		8,228	5,257
4　無形固定資産取得による支出		△6,332	△3,773
5　無形固定資産売却による収入		268	319
6　投資有価証券取得による支出		△1,029	△1,301
7　投資有価証券売却による収入		2,881	5,369
8　短期貸付金の純減少額		835	1,464
9　長期貸付けによる支出		△329	△290
10　長期貸付金の回収による収入		591	1,338
11　その他		950	816
投資活動によるキャッシュ・フロー		△25,868	△17,714

		前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
Ⅲ　財務活動によるキャッシュ・フロー			
1　短期借入金の純減少額		△16,319	△31,736
2　長期借入れによる収入		19,499	12,732
3　長期借入金の返済による支出		△31,749	△45,241
4　社債の発行による収入		25,000	45,000
5　社債の償還による支出		△29,079	△30,000
6　自己株式取得に伴う支出		△15	△35
7　配当金の支払額		△2,753	△2,844
8　少数株主からの払込による収入		—	361
9　少数株主への配当金の支払額		△126	△75
財務活動によるキャッシュ・フロー		△35,544	△51,839
Ⅳ　現金及び現金同等物に係る換算差額		△190	180
Ⅴ　現金及び現金同等物の増加額又は減少額（△）		△18,792	2,048
Ⅵ　現金及び現金同等物の期首残高		59,837	42,375
Ⅶ　連結子会社の会計期間変更に伴う現金及び現金同等物の期首残高減少額		—	△38
Ⅷ　新規連結に伴う現金及び現金同等物の増加高		1,329	—
Ⅸ　連結除外に伴う現金及び現金同等物の減少高		—	△0
Ⅹ　現金及び現金同等物の期末残高	注１	42,375	44,385

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
１　連結の範囲に関する事項 (1) 連結子会社の数は101社であり、その主要な会社名は「第１企業の概況」の「４　関係会社の状況」に記載している。 （注）　連結子会社の増加５社のうち、Flutek, Ltd.は株式取得により、また従来関連会社（持分法適用）であった日本飛行機㈱は株式交換により子会社となったため、その子会社である日飛興産㈱他２社とともに連結の範囲に含めた。また、連結子会社の減少８社のうち川重防災工業㈱は株式売却により子会社から関連会社（持分法適用）となったため、連結の範囲から除外した。	１　連結の範囲に関する事項 (1) 連結子会社の数は99社であり、その主要な会社名は「第１企業の概況」の「４　関係会社の状況」に記載している。 （注）　連結子会社の増加３社のうち、川崎重工業産業機械貿易（上海）有限公司他２社は、新たに設立したため連結の範囲に含めた。また、連結子会社の減少５社のうち川崎興産(株)他１社は他の連結子会社に吸収合併され消滅したため、㈱石原造船所は清算したため、連結の範囲から除外した。
(2) 主要な非連結子会社名 大動プラントサービス㈱（休眠中）	(2) 主要な非連結子会社名 同左
(3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。	(3) 同左
２　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は15社であり、それぞれ次のとおりである。 非連結子会社…　一社 関連会社………　16社　川崎設備工業㈱、川重防災工業㈱ほか （注）　従来、子会社であった川重防災工業㈱は、株式売却により関連会社となったため、持分法の適用範囲に含めた。また、従来、関連会社であった日本飛行機㈱は、株式交換により子会社となったため、持分法の適用範囲から除外した。	２　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は16社であり、それぞれ次のとおりである。 非連結子会社…　一社 関連会社………　16社　川崎設備工業㈱、川重防災工業㈱ほか （注）　持分法適用会社の増加２社のうち、スチールプランテック㈱は追加出資により関連会社となったため、ＫＫハイドロリックス㈱は新たに設立し関連会社となったため、持分法の適用範囲に含めた。また、持分法適用会社の減少２社については、株式譲渡等により関連会社に該当しなくなったため、持分法の適用範囲から除外した。
(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱（休眠中） 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。	(2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 同左

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
３　連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、 Kawasaki Motors Corp., U.S.A.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car,Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp.of America、 Kawasaki Precision Machinery(U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、 Kawasaki Robotics G.m.b.H.、 Kawasaki Machine Systems Korea,Ltd.、 KHI Design & Technical Service Inc.、 Kawasaki do Brasil Industria e Comercio Ltda.、 Kawasaki Aeronautica Do Brasil Industria Ltda.、 Flutek, Ltd. 川崎重工大連科技開発有限公司、 及び武漢川崎船用機械有限公司 の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年２月末日であり、連結決算日（毎年３月31日）と異なっているが、その差異が３ヶ月を超えないため、連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	３　連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、 ㈱ケイポイント、㈱オートポリス、 Kawasaki Motors Corp., U.S.A.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car,Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp.of America、 Kawasaki Precision Machinery(U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、 Kawasaki Robotics G.m.b.H.、 Kawasaki Machine Systems Korea,Ltd.、 KHI Design & Technical Service Inc.、 Kawasaki do Brasil Industria e Comercio Ltda.、 Kawasaki Aeronautica Do Brasil Industria Ltda.、 Flutek, Ltd. 川崎重工大連科技開発有限公司、武漢川崎船用機械有限公司、及び川崎重工業産業機械貿易（上海）有限公司の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年２月末日であり、連結決算日（毎年３月31日）と異なっている。 　上記のうち、㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他２社については、連結決算日において仮決算を実施した上で連結している。その他の28社についてはその差異が３ヶ月を超えないため、連結財務諸表の作成に当たって仮決算を行っていない。

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。	４　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 同左
②たな卸資産 主として個別法、移動平均法及び先入先出法による原価法により評価している。	②たな卸資産 同左
③デリバティブ取引により生ずる正味の債権債務 時価法により評価している。	③デリバティブ取引により生ずる正味の債権債務 同左
(2) 減価償却資産の減価償却の方法 ①有形固定資産 主として定率法により償却している。ただし、平成10年４月１日以降取得した建物(建物附属設備を除く)については、定額法により償却している。	(2) 減価償却資産の減価償却の方法 ①有形固定資産 同左
②無形固定資産 定額法により償却している。	②無形固定資産 定額法により償却している。 なお、ソフトウェア（自社利用分）については、社内における利用可能期間（主として５年）に基づく定額法により償却している。
(3) 引当金の計上基準 ①貸倒引当金 債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。	(3) 引当金の計上基準 ①貸倒引当金 同左
②賞与引当金 従業員の期末手当に充てるため、支給見込額に基づき計上している。	②賞与引当金 同左
③保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。	③保証工事引当金 同左
④受注工事損失引当金 当連結会計年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当連結会計年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌連結会計年度以降の損失見積額を計上している。	④受注工事損失引当金 同左

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
⑤退職給付引当金 従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額を費用処理している。 また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。	⑤退職給付引当金 従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異は、一部子会社を除き10年による按分額を費用処理している。 また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。 なお、期末残高には、平成17年４月１日付の破砕機部門分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等一括処理額1,315百万円が含まれている。
⑥役員退職慰労引当金 役員の退職慰労金支給に備え、主として社内規定に基づく50％相当額を計上している。	⑥役員退職慰労引当金 同左
(4) 外貨建の資産又は負債の本邦通貨への換算の基準 改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。	(4) 外貨建の資産又は負債の本邦通貨への換算の基準 同左
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	(5) 重要なリース取引の処理方法 同左
(6) ヘッジ会計の方法 ①ヘッジ会計の方法 繰延ヘッジ処理を採用している。 ②ヘッジ手段とヘッジ対象	(6) ヘッジ会計の方法 ①ヘッジ会計の方法 同左 ②ヘッジ手段とヘッジ対象

前連結会計年度

ヘッジ手段	ヘッジ対象
為替予約、 通貨スワップ	外貨建金銭債権・ 債務等 （予定取引を含む）
金利スワップ、 金利オプション	借入金

当連結会計年度

ヘッジ手段	ヘッジ対象
為替予約、 通貨オプション	外貨建金銭債権・ 債務等 （予定取引を含む）
金利スワップ、 金利オプション	借入金

前連結会計年度	当連結会計年度
③ヘッジ方針 各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。	③ヘッジ方針 同左
④ヘッジ有効性評価の方法 金融商品会計に関する実務指針に基づき評価している。	④ヘッジ有効性評価の方法 同左
(7) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっている。	(7) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
5　連結子会社の資産及び負債の評価に関する事項 　連結子会社の資産及び負債の評価については、全面時価評価法を採用している。	5　連結子会社の資産及び負債の評価に関する事項 同左
6　連結調整勘定の償却に関する事項 　連結調整勘定の償却については、発生日以後５年間の均等償却を行っている。但し、金額的重要性に乏しいものについては、当該連結会計年度において一括償却している。	6　連結調整勘定の償却に関する事項 同左
7　利益処分項目等の取扱いに関する事項 　利益処分は、連結会計年度において確定した利益処分を基礎として連結する方法（確定方式）により処理している。	7　利益処分項目等の取扱いに関する事項 同左
8　連結キャッシュ・フロー計算書における資金の範囲 　連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に償還期限の到来する短期投資からなる。	8　連結キャッシュ・フロー計算書における資金の範囲 同左

会計方針の変更

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
――――――	従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が15,824百万円、営業利益・経常利益・税金等調整前当期純利益が2,135百万円それぞれ増加している。なお、セグメント別の影響については、「第５　経理の状況　1　連結財務諸表等　(1)　連結財務諸表」のセグメント情報に記載している。

表示方法の変更

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
――――――	(連結損益計算書関係) 営業外費用の「たな卸資産処分損」については、営業外費用の総額の百分の十を超えることとなったため、区分掲記した。 なお、前連結会計年度の「たな卸資産処分損」は1,702百万円で営業外費用の「その他」に含めて表示している。

追加情報

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
日本飛行機株式会社が、平成15年４月１日付で株式交換により当社の完全子会社となったため、株式交換日における資産・負債の時価評価額に基づきパーチェス法による連結処理を行い、2,974百万円の連結調整勘定を計上している。	当連結会計年度より、12月31日を決算日とする㈱カワサキモータースジャパン、Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.他２社については、連結決算日において仮決算を実施した上連結することに変更した。なお、３ヵ月分の損益は利益剰余金で調整している。この変更は、証券取引所の要請により四半期業績の開示を開始したことを契機に期間損益の適正化を図り、開示の透明性を向上するために行ったものである。当該変更に伴い、利益剰余金が221百万円減少している。

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成16年３月31日現在)	当連結会計年度 (平成17年３月31日現在)
１　有形固定資産に対する減価償却累計額は、531,972百万円である。 ２　非連結子会社及び関連会社に係る注記 株式　7,589百万円 出資金　4,808	１　有形固定資産に対する減価償却累計額は、542,959百万円である。 ２　非連結子会社及び関連会社に係る注記 株式　8,123百万円 出資金　4,733

前連結会計年度 (平成16年３月31日現在)	当連結会計年度 (平成17年３月31日現在)
3　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　9,916百万円 ㈶日本航空機エンジン協会　3,399 民間航空機㈱　2,081 ㈱ギャラクシーエクスプレス　1,603 P.T. Indocement Tunggal Prakarsa　1,343 その他13社　3,337 計　21,681 (2) 従業員住宅資金の銀行借入金　3,788百万円 (3) 合計　25,469百万円	3　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　7,768百万円 ㈶日本航空機エンジン協会　3,579 ㈱ギャラクシーエクスプレス　1,603 民間航空機㈱　1,075 P.T. Indocement Tunggal Prakarsa　637 ㈶日本航空機開発協会　393 その他13社　3,361 計　18,419 (2) 従業員住宅資金の銀行借入金　2,836百万円 (3) 合計　21,255百万円
4　受取手形割引高は、140百万円である。	4　受取手形割引高は、85百万円である。
5　受取手形裏書譲渡高は、18百万円である。	5　受取手形裏書譲渡高は、75百万円である。
―――――	6　繰延ヘッジ損益 ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失（流動資産その他）として計上している。なお、相殺前の繰延ヘッジ損失の総額は2,287百万円、繰延ヘッジ利益の総額は324百万円である。
7　当社の発行済株式総数は、普通株式1,443,394千株である。	7　当社の発行済株式総数は、普通株式1,443,394千株である。
8　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式852千株である。	8　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式1,035千株である。
9　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	9　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。
―――――	10　下記の社債に関し、デット・アサンプション特定運用金銭信託契約及び債務履行引受契約を金融機関と締結し、債務を譲渡している。従って、同社債に係る譲渡債務と同契約による支払金額とを相殺消去しているが、社債権者に対する当社の社債償還義務は社債償還時まで存続する。 銘柄：第19回 無担保普通社債 契約締結日：平成17年３月30日 譲渡金額（百万円）：10,000

前連結会計年度 (平成16年３月31日現在)	当連結会計年度 (平成17年３月31日現在)
11 担保資産及び担保付債務 (1) 担保資産 たな卸資産 8,336百万円 建物及び構築物 3,575 機械装置及び運搬具 277 土地 3,694 その他 45 計 15,929 上記のうち、工場財団抵当に供している資産 建物及び構築物 123百万円 機械装置及び運搬具 277 土地 77 計 478 (2) 担保付債務 支払手形及び買掛金 65百万円 短期借入金 13,429 長期借入金 10,226 計 23,721 上記のうち、工場財団抵当に対応する債務 短期借入金 134百万円 12 無形固定資産に含まれている連結調整勘定の残高は2,296百万円である。	11 担保資産及び担保付債務 (1) 担保資産 たな卸資産 8,861百万円 建物及び構築物 3,931 機械装置及び運搬具 186 土地 2,774 その他 45 計 15,798 上記のうち、工場財団抵当に供している資産 建物及び構築物 110百万円 機械装置及び運搬具 185 土地 77 計 373 (2) 担保付債務 支払手形及び買掛金 104百万円 短期借入金 11,731 社債 2,000 長期借入金 6,158 計 19,994 上記のうち、工場財団抵当に対応する債務 短期借入金 100百万円 12 無形固定資産に含まれている連結調整勘定の残高は1,701百万円である。

(連結損益計算書関係)

前連結会計年度 (自 平成15年４月１日 至 平成16年３月31日)	当連結会計年度 (自 平成16年４月１日 至 平成17年３月31日)
1 一般管理費及び当期製造費用に含まれる研究開発費は14,740百万円である。	1 一般管理費及び当期製造費用に含まれる研究開発費は13,182百万円である。
2 固定資産売却益は、社宅跡地等の売却によるものである。	2 固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。
3 子会社株式売却益は、川重防災工業㈱株式の一部売却によるものである。	――――――
――――――	4 分社に伴う退職給付会計基準変更時差異等一括処理額は、破砕機部門分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等の未処理額を一括計上したものである。
――――――	5 工事費用清算金は、プラント工事において発生した工程遅延等に係る追加費用を清算したものである。
6 退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものである。	6 同左

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
7　事業整理損失は、主として川崎食品産業㈱の営業譲渡にともなう退職金等である。	――――――
8　工場閉鎖に係る損失は、旧野田工場内の建物等の除却損・解体撤去費用及び跡地の一部売却益である。	――――――

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　43,064百万円 預入期間が３ヶ月を超える定期預金　△688 現金及び現金同等物　42,375	1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　44,628百万円 預入期間が３ヶ月を超える定期預金　△243 現金及び現金同等物　44,385
――――――	2　工事費用清算金の支払額は、プラント工事において発生した工程遅延等に係る追加費用の支払額である。
3　過大請求事案に係る返還金は、日本飛行機㈱による防衛庁等に対する過大請求事案に係る支払額である。	――――――

(リース取引関係)

前連結会計年度 (自　平成15年4月1日 至　平成16年3月31日)	当連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)
1　借主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	1　借主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前連結会計年度

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
有形固定資産			
機械装置及び運搬具	14,131	5,177	8,954
その他	10,807	5,839	4,968
無形固定資産	1,776	942	833
合計	26,714	11,959	14,755

当連結会計年度

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
有形固定資産			
機械装置及び運搬具	16,215	6,069	10,145
その他	8,933	5,532	3,401
無形固定資産	1,635	1,069	566
合計	26,784	12,671	14,113

前連結会計年度	当連結会計年度
② 未経過リース料期末残高相当額 1年内　4,524百万円 1年超　11,100 合計　15,625	② 未経過リース料期末残高相当額 1年内　4,380百万円 1年超　10,693 合計　15,074
③ 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　5,109百万円 減価償却費相当額　4,761 支払利息相当額　431	③ 支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　5,033百万円 減価償却費相当額　4,684 支払利息相当額　383
④ 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっている。	④ 減価償却費相当額の算定方法 同左
⑤ 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。	⑤ 利息相当額の算定方法 同左
(2) オペレーティング・リース取引 未経過リース料 1年内　404百万円 1年超　1,386 合計　1,791	(2) オペレーティング・リース取引 未経過リース料 1年内　395百万円 1年超　1,023 合計　1,418

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
２　貸主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ①　リース物件の取得価額、減価償却累計額及び期末残高	２　貸主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ①　リース物件の取得価額、減価償却累計額及び期末残高

前連結会計年度

	取得価額 (百万円)	減価償却累計額 (百万円)	期末残高 (百万円)
有形固定資産			
機械装置及び運搬具	1,431	746	684
その他	272	156	116
無形固定資産	91	66	25
合計	1,794	969	825

当連結会計年度

	取得価額 (百万円)	減価償却累計額 (百万円)	期末残高 (百万円)
有形固定資産			
機械装置及び運搬具	1,191	732	458
その他	306	213	92
無形固定資産	101	77	23
合計	1,599	1,024	575

前連結会計年度	当連結会計年度
②　未経過リース料期末残高相当額 １年内　484百万円 １年超　934 合計　1,419	②　未経過リース料期末残高相当額 １年内　470百万円 １年超　726 合計　1,196
③　受取リース料、減価償却費及び受取利息相当額 受取リース料　327百万円 減価償却費　288 受取利息相当額　41	③　受取リース料、減価償却費及び受取利息相当額 受取リース料　311百万円 減価償却費　265 受取利息相当額　29
④　利息相当額の算定方法 リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。	④　利息相当額の算定方法 同左
(2) オペレーティング・リース取引 該当取引なし	(2) オペレーティング・リース取引 同左

（有価証券関係）

前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）

1　売買目的有価証券

該当事項なし。

2　満期保有目的の債券で時価のあるもの

該当事項なし。

3　その他有価証券で時価のあるもの

区分	取得原価（百万円）	連結決算日における連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの			
株式	13,753	36,919	23,166
小計	13,753	36,919	23,166
連結貸借対照表計上額が取得原価を超えないもの			
株式	1,319	1,092	△226
小計	1,319	1,092	△226
合計	15,073	38,012	22,939

4　当連結会計年度中に売却したその他有価証券

種類	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
株式	1,750	929	△245
合計	1,750	929	△245

5　時価のない有価証券

(1) 満期保有目的の債券

内容	連結貸借対照表計上額（百万円）
非上場内国債券	27
合計	27

(2) その他有価証券

内容	連結貸借対照表計上額（百万円）
① 非上場株式（店頭売買株式を除く）	9,314
② 優先出資証券	5,000
③ 事業団等に対する出資証券	262
合計	14,576

(3) 子会社株式及び関連会社株式

内容	連結貸借対照表計上額 (百万円)
① 子会社株式	9
② 関連会社株式	3,211
合計	3,220

6　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

内容	1年内	1年超5年以内	5年超10年以内	10年超
非上場内国債券(百万円)	9	18	―	―
合計(百万円)	9	18	―	―

当連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

1　売買目的有価証券

該当事項なし。

2　満期保有目的の債券で時価のあるもの

区分	連結決算日における連結貸借対照表計上額 (百万円)	連結決算日における時価 (百万円)	差額 (百万円)
時価が連結貸借対照表計上額を超えるもの			
社債	204	205	0
合計	204	205	0

3　その他有価証券で時価のあるもの

区分	取得原価 (百万円)	連結決算日における連結貸借対照表計上額 (百万円)	差額 (百万円)
連結貸借対照表計上額が取得原価を超えるもの			
株式	13,200	42,301	29,101
小計	13,200	42,301	29,101
連結貸借対照表計上額が取得原価を超えないもの			
株式	450	355	△94
小計	450	355	△94
合計	13,650	42,656	29,006

4　当連結会計年度中に売却したその他有価証券

種類	売却額 (百万円)	売却益の合計額 (百万円)	売却損の合計額 (百万円)
株式	5,340	3,791	△1
合計	5,340	3,791	△1

5　時価のない有価証券

(1) 満期保有目的の債券

内容	連結貸借対照表計上額（百万円）
非上場内国債券	2
合計	2

(2) その他有価証券

内容	連結貸借対照表計上額（百万円）
① 非上場株式（店頭売買株式を除く）	9,209
② 優先出資証券	5,000
③ 事業団等に対する出資証券	43
合計	14,253

(3) 子会社株式及び関連会社株式

内容	連結貸借対照表計上額（百万円）
① 子会社株式	9
② 関連会社株式	4,414
合計	4,424

6　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

内容	1年内	1年超5年以内	5年超10年以内	10年超
①非上場内国債券（百万円）	2	—	—	—
②社　債（百万円）	—	—	204	—
合計（百万円）	2	—	204	—

（デリバティブ取引関係）

1　取引の状況に関する事項

<table>
<tr><th>前連結会計年度
（自　平成15年４月１日
至　平成16年３月31日）</th><th>当連結会計年度
（自　平成16年４月１日
至　平成17年３月31日）</th></tr>
<tr><td>(1) 取引の内容及び取組方針
①通貨関連
当グループは、外貨建資産・負債に係る将来の為替変動によるリスクを軽減するため、為替予約取引、通貨オプション取引を利用している。
なお、当グループは外貨建輸出が外貨建輸入を大きく上回る構造となっているため、主として外貨建資産に対するヘッジとして利用している。
②金利関連
当グループは、金融負債に係る将来の金利変動による収益及びキャッシュフローへの影響を軽減するため、金利スワップ取引、金利オプション取引を利用している。具体的には、変動金利支払借入金に対し、将来の金利上昇による支払金利の増加を緩和するため変動金利支払額を固定化する金利スワップ、変動金利支払額に上限を設けた金利キャップ及び変動金利支払額を一定の範囲内に収める金利カラーを主に実施している。</td><td>(1) 取引の内容及び取組方針
①通貨関連
同左

②金利関連
同左</td></tr>
<tr><td>(2) 取引の利用目的
上記のデリバティブ取引は、事業活動に伴い発生する為替や金利の変動リスクを回避することを目的としたもので、投機やトレーディングを目的としたものではない。なお、当グループでは金融商品会計基準に基づきヘッジ会計の要件を満たすデリバティブ取引については、ヘッジ会計を適用している。
・ヘッジ会計の方法：繰延ヘッジによっている。
・ヘッジ手段とヘッジ対象
［ヘッジ手段］　［ヘッジ対象］
為替予約、通貨スワップ　外貨建金銭債権・債務等（予定取引を含む）
金利スワップ、金利オプション　借入金
・ヘッジ方針
社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
・ヘッジ有効性評価の方法
金融商品会計に関する実務指針に基づき評価している。</td><td>(2) 取引の利用目的
上記のデリバティブ取引は、事業活動に伴い発生する為替や金利の変動リスクを回避することを目的としたもので、投機やトレーディングを目的としたものではない。なお、当グループでは金融商品会計基準に基づきヘッジ会計の要件を満たすデリバティブ取引については、ヘッジ会計を適用している。
・ヘッジ会計の方法：繰延ヘッジによっている。
・ヘッジ手段とヘッジ対象
［ヘッジ手段］　［ヘッジ対象］
為替予約、通貨オプション　外貨建金銭債権・債務等（予定取引を含む）
金利スワップ、金利オプション　借入金
・ヘッジ方針
社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
・ヘッジ有効性評価の方法
金融商品会計に関する実務指針に基づき評価している。</td></tr>
<tr><td>(3) 取引に係るリスクの内容（信用リスク）
当グループは、取引の相手方を信用度の高い国際的に優良な金融機関に分散させているため、相手方の契約不履行によるリスクはほとんどないと判断している。また、当グループでは、実需原則に基づいてデリバティブ取引を導入しているので、デリバティブ取引の時価変動はヘッジ対象取引の時価変動と相殺され、投機やディーリング取引で認識するような為替変動ならびに金利変動によるリスクはほとんどない。</td><td>(3) 取引に係るリスクの内容（信用リスク）
同左</td></tr>
<tr><td>(4) 取引に係るリスク管理体制
当グループは、デリバティブ取引に関して、取引目的、取引権限、取引商品、取引相手、取引限度額、取引状況報告体制等を定めた社内管理規定を各社に設け、この規定に基づいて取引の実行及びリスク管理を財務・経理部門が行っている。</td><td>(4) 取引に係るリスク管理体制
同左</td></tr>
</table>

2　取引の時価等に関する事項

デリバティブ取引の契約額等、時価及び評価損益

(1) 通貨関連

種類	前連結会計年度（平成16年３月31日現在）				当連結会計年度（平成17年３月31日現在）			
	契約額等	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）	契約額等	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引								
為替予約取引								
売建	86,960	—	83,683	3,276	79,798	—	81,013	△1,214
買建	4,989	—	4,975	△14	1,542	—	1,553	11
オプション取引								
売建	5,510	—			2,425	—		
（オプション料）	(58)	(—)	19	39	(47)	(—)	39	7
買建	5,335	—			2,340	—		
（オプション料）	(58)	(—)	84	25	(47)	(—)	7	△39
合計	—	—	—	3,327	—	—	—	△1,234

（注）1　時価の算定方法
為替予約取引・・・先物相場を使用している。
オプション取引・・主たる金融機関から提示された価格によっている。
2　デリバティブ取引の評価については、期末日現在の時価により評価している。
なお、外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。
3　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。
4　当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

(2) 金利関連

金利スワップ取引を行っているが、ヘッジ会計を適用しているため、注記の対象から除いている。

（退職給付関係）

前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）

1　採用している退職給付制度の概要

当社及び国内連結子会社は、退職一時金制度を設けている。なお、一部の海外連結子会社は、退職年金制度を設けている。また、当社において前連結会計年度より退職給付信託を設定している。

2　退職給付債務に関する事項

(1) 退職給付債務	△202,593百万円
(2) 年金資産　（注２）	58,828
(3) 未積立退職給付債務（(1)＋(2)）	△143,765
(4) 未認識過去勤務債務（注３）	△6,806
(5) 未認識数理計算上の差異	10,388
(6) 会計基準変更時差異の未処理額	76,903
(7) 連結貸借対照表計上額純額（(3)＋(4)＋(5)＋(6)）	△63,280
(8) 前払年金費用（注２）	478
(9) 退職給付引当金（(7)－(8)）	△63,758

（注１）一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。

（注２）当社の退職給付信託および連結子会社の退職年金制度に係るものである。

（注３）当社および一部の子会社において、退職一時金制度を変更したことにより過去勤務債務（債務の減額）が発生している。

3　退職給付費用に関する事項

(1) 勤務費用	9,090百万円
(2) 利息費用	5,861
(3) 期待運用収益（注２）	△751
(4) 過去勤務債務の費用処理額	△783
(5) 数理計算上の差異の費用処理額	2,780
(6) 会計基準変更時差異の費用処理額	13,342
(7) 退職給付費用（(1)＋(2)＋(3)＋(4)＋(5)＋(6)）	29,540

（注１）簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。

（注２）連結子会社の退職年金制度に係るものである。

当連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

1　採用している退職給付制度の概要

当社及び国内連結子会社は、退職一時金制度を設けている。当年度からは、当社及び一部の連結子会社で、確定拠出型年金とキャッシュバランスプラン（市場金利連動型年金）を導入し、従来の退職一時金の一部を積み立てている。なお、一部の海外連結子会社は、退職年金制度を設けている。また、当社においては、退職給付信託を設定している。

2　退職給付債務に関する事項

(1) 退職給付債務	△185,115百万円
(2) 年金資産　（注２）	66,705
(3) 未積立退職給付債務（(1)＋(2)）	△118,409
(4) 未認識過去勤務債務（注３）	△20,529
(5) 未認識数理計算上の差異	4,281
(6) 会計基準変更時差異の未処理額（注４）	62,953
(7) 連結貸借対照表計上額純額（(3)＋(4)＋(5)＋(6)）	△71,703
(8) 前払年金費用（注２）	813
(9) 退職給付引当金（(7)－(8)）	△72,516

（注１）一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。

（注２）当社の退職給付信託および当社と連結子会社の退職年金制度に係るものである。

（注３）当社および一部の子会社において、退職一時金制度を変更したことにより過去勤務債務（債務の減額）が発生している。

（注４）会計基準変更時差異の未処理額について、破砕機部門分社により転籍する従業員分を一括で引当している。

3　退職給付費用に関する事項

(1) 勤務費用	8,741百万円
(2) 利息費用	4,853
(3) 期待運用収益（注２）	△798
(4) 過去勤務債務の費用処理額	△1,719
(5) 数理計算上の差異の費用処理額（注３）	1,931
(6) 会計基準変更時差異の費用処理額（注３）	13,968
(7) 確定拠出型年金への拠出額	273
(8) 退職給付費用（(1)＋(2)＋(3)＋(4)＋(5)＋(6)＋(7)）	27,250

（注１）簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。

（注２）連結子会社の退職年金制度に係るものである。

（注３）数理計算上の差異の費用処理額及び会計基準変更時差異の費用処理額は、破砕機部門分社により転籍する従業員分の一括引当を含んでいる。

前連結会計年度 (自　平成15年４月１日 至　平成16年３月31日)	当連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)
４　退職給付債務等の計算の基礎に関する事項 (1) 退職給付見込額の期間配分方法　期間定額基準 (2) 割引率　主として2.5％ (3) 期待運用収益率　国内会社　0.0％～3.5％ 海外会社　8.0％ (4) 過去勤務債務の額の処理年数　10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による） (5) 数理計算上の差異の処理年数　10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている） (6) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または５年の期間によっている。	４　退職給付債務等の計算の基礎に関する事項 (1) 退職給付見込額の期間配分方法　期間定額基準 (2) 割引率　主として2.5％ (3) 期待運用収益率　国内会社　0.0％～3.5％ 海外会社　8.0％ (4) 過去勤務債務の額の処理年数　10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による） (5) 数理計算上の差異の処理年数　10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている） (6) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または５年の期間によっている。

（税効果会計関係）

１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	前連結会計年度 (平成16年３月31日現在)	当連結会計年度 (平成17年３月31日現在)
（繰延税金資産）		
賞与引当金損金算入限度超過額	6,180百万円	6,080百万円
退職給付引当金損金算入限度超過額	26,726	34,255
貸倒引当金損金算入限度超過額	3,815	3,457
棚卸資産に含まれる未実現利益消去額	3,376	3,382
固定資産に含まれる未実現利益消去額	814	963
減価償却限度超過額	1,056	1,319
繰越欠損金	11,054	9,273
投資有価証券等評価損否認額	1,661	1,275
その他	7,351	6,188
繰延税金資産　小計	62,036	66,198
評価性引当額	△9,320	△7,166
繰延税金資産　合計	52,715	59,032
（繰延税金負債）		
固定資産圧縮積立金及び固定資産圧縮特別勘定積立金	5,522	5,064
工事進行基準に係る損益申告調整額	1,857	576
その他有価証券評価差額金	8,917	11,444
その他	4,756	4,765
繰延税金負債　合計	21,053	21,850
繰延税金資産の純額	31,662	37,181

前連結会計年度 (平成16年３月31日現在)	当連結会計年度 (平成17年３月31日現在)
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳については、その差異が法定実効税率の100分の５以下であるため、記載を省略している。	2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 同左

（セグメント情報）

【事業の種類別セグメント情報】

前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	94,938	120,597	173,783	136,468	191,411	318,325	124,727	1,160,252	―	1,160,252
(2) セグメント間の内部売上高又は振替高	976	2,949	1,712	14,957	12,882	3,981	42,039	79,500	(79,500)	―
計	95,915	123,547	175,496	151,426	204,294	322,307	166,766	1,239,752	(79,500)	1,160,252
営業費用	98,276	119,224	171,252	146,889	203,074	315,057	163,520	1,217,295	(79,293)	1,138,002
営業利益又は損失(△)	△2,360	4,322	4,243	4,536	1,219	7,249	3,246	22,457	(207)	22,249
Ⅱ　資産、減価償却費及び資本的支出 資産	89,849	127,785	221,960	124,065	177,887	240,242	138,803	1,120,593	36,310	1,156,904
減価償却費	2,441	2,611	4,958	2,961	2,018	12,422	2,709	30,125	2,464	32,589
資本的支出	5,294	3,392	9,030	2,954	1,104	15,016	2,053	38,846	2,655	41,501

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類した。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

３　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）115,810百万円である。

４　減価償却費及び資本的支出のうち、「消去又は全社」の項目には全社共通固定資産に係る償却費及び支出額がそれぞれ含まれている。

当連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高及び営業損益										
売上高										
(1) 外部顧客に対する売上高	87,081	171,730	188,254	141,366	191,012	338,449	123,697	1,241,591	—	1,241,591
(2) セグメント間の内部売上高又は振替高	1,125	1,444	1,960	19,757	15,352	5,036	43,253	87,931	(87,931)	—
計	88,206	173,175	190,214	161,123	206,364	343,486	166,950	1,329,522	(87,931)	1,241,591
営業費用	87,174	165,424	184,130	158,443	220,823	326,784	161,938	1,304,718	(87,871)	1,216,847
営業利益又は損失(△)	1,031	7,751	6,084	2,680	△14,458	16,701	5,012	24,804	(60)	24,744
Ⅱ　資産、減価償却費及び資本的支出										
資産	100,996	157,418	223,010	124,062	153,685	253,957	156,040	1,169,171	25,301	1,194,472
減価償却費	2,359	2,436	5,221	2,971	1,941	11,865	2,713	29,509	2,045	31,554
資本的支出	1,629	2,629	8,163	2,373	639	10,190	3,370	28,997	694	29,691

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類した。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	油圧機器、防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

３　「第５　経理の状況　１　連結財務諸表等　(1)　連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「航空宇宙事業」について売上高が3,635百万円、営業利益が363百万円それぞれ増加し、「プラント・環境・鉄構事業」について売上高が12,189百万円増加、営業損失が1,772百万円減少している。

４　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）121,602百万円である。

５　減価償却費及び資本的支出のうち、「消去又は全社」の項目には全社共通固定資産に係る償却費及び支出額がそれぞれ含まれている。

【所在地別セグメント情報】

前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高及び営業損益								
売上高								
(1) 外部顧客に対する売上高	877,221	187,215	70,950	19,755	5,107	1,160,252	―	1,160,252
(2) セグメント間の内部売上高又は振替高	182,132	15,267	4,594	13,941	87	216,023	(216,023)	―
計	1,059,354	202,482	75,545	33,697	5,195	1,376,275	(216,023)	1,160,252
営業費用	1,038,482	202,885	74,912	33,062	5,344	1,354,686	(216,684)	1,138,002
営業利益又は損失(△)	20,871	△402	633	635	△148	21,588	661	22,249
Ⅱ　資産	975,128	115,262	46,761	19,420	2,846	1,159,419	(2,514)	1,156,904

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。

２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア、ブラジル

３　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）115,810百万円である。

当連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高及び営業損益								
売上高								
(1) 外部顧客に対する売上高	936,236	196,839	78,026	25,145	5,343	1,241,591	―	1,241,591
(2) セグメント間の内部売上高又は振替高	208,048	15,211	3,835	15,897	99	243,092	(243,092)	―
計	1,144,285	212,051	81,862	41,042	5,442	1,484,683	(243,092)	1,241,591
営業費用	1,123,267	210,805	81,448	39,170	5,817	1,460,509	(243,662)	1,216,847
営業利益又は損失(△)	21,017	1,246	413	1,871	△375	24,174	569	24,744
Ⅱ　資産	996,923	127,797	57,217	20,252	3,663	1,205,855	(11,382)	1,194,472

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。

２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	オランダ、イギリス、ドイツ
アジア	タイ、インドネシア、フィリピン、韓国
その他の地域	オーストラリア、ブラジル

３　「第５　経理の状況　１　連結財務諸表等　(1)　連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴い、「日本」について売上高が15,824百万円、営業利益が2,135百万円それぞれ増加している。

４　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）121,602百万円である。

【海外売上高】

前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	240,120	109,025	91,908	81,823	522,878
Ⅱ　連結売上高（百万円）	―	―	―	―	1,160,252
Ⅲ　連結売上高に占める海外売上高の割合（％）	20.6	9.3	7.9	7.0	45.0

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	ノルウェー、ドイツ、オランダ、フランス、イギリス
アジア	韓国、台湾、中国、インドネシア
その他の地域	パナマ、ブラジル、イラン

当連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	236,846	100,361	171,461	105,274	613,944
Ⅱ　連結売上高（百万円）	―	―	―	―	1,241,591
Ⅲ　連結売上高に占める海外売上高の割合（％）	19.0	8.0	13.8	8.4	49.4

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。

２　国又は地域の区分は、主として地理的近接度に基づいて設定している。

３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、イタリア、フランス
アジア	台湾、インドネシア、中国、韓国、フィリピン
その他の地域	パナマ、イラン、リベリア

４　「第５　経理の状況　１　連結財務諸表等　(1)　連結財務諸表」の会計方針の変更に記載の通り、従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当連結会計年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。当該変更に伴う海外売上高への影響は軽微である。

【関連当事者との取引】

前連結会計年度（自　平成15年４月１日　至　平成16年３月31日）

役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有（被所有）割合	取引の内容	取引金額（百万円）	科目	期末残高（百万円）
役員及びその近親者	田﨑 雅元	当社代表取締役社長 ㈶日本航空機開発協会理事長	（被所有） 直接 ０％	㈶日本航空機開発協会との営業取引 ・同社の借入金についての債務保証 ・民間航空機用機体の開発に係る民間分担金の支払 ・民間航空機用機体の研究開発作業の受託	 498 1,176 390	 ― ― ―	 ― ― ―
		当社代表取締役社長 スーパーマリンガスタービン技術研究組合理事長	（被所有） 直接 ０％	スーパーマリンガスタービン技術研究組合との営業取引 ・舶用ガスタービンの研究開発作業の受託 ・上記に係る事業分担金の支払	 604 302	 ― ―	 ― ―

取引条件及び取引条件の決定方針等

1　取引条件は当社と関連を有しない他の当事者と同様である。

2　上記の取引は、いわゆる第三者のための取引である。

3　上記金額のうち、取引金額は消費税等を含んでいない。

当連結会計年度（自　平成16年４月１日　至　平成17年３月31日）

役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有（被所有）割合	取引の内容	取引金額（百万円）	科目	期末残高（百万円）
役員及びその近親者	田﨑 雅元	当社代表取締役会長 ㈶新産業創造研究機構理事長	（被所有） 直接 ０％	㈶新産業創造研究機構との営業取引 ・ロボット用超小型６軸モーションセンサに関する研究開発作業の受託	13	―	―
		当社代表取締役会長 ㈶日本航空機開発協会理事長	（被所有） 直接 ０％	㈶日本航空機開発協会との営業取引 ・同社の借入金についての債務保証	354	―	―
		当社代表取締役会長 スーパーマリンガスタービン技術研究組合理事長	（被所有） 直接 ０％	スーパーマリンガスタービン技術研究組合との営業取引 ・舶用ガスタービンの研究開発作業の受託 ・上記に係る事業分担金の支払 ・試験設備等の購入 ・同資産処分収入の組合員返還金の受取	 339 169 22 4	 ― ― ― ―	 ― ― ― ―

取引条件及び取引条件の決定方針等

1　取引条件は当社と関連を有しない他の当事者と同様である。

2　上記の取引は、いわゆる第三者のための取引である。

3　上記金額のうち、取引金額は消費税等を含んでいない。

（１株当たり情報）

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）		当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	
１株当たり純資産額	131.82円	１株当たり純資産額	139.64円
１株当たり当期純利益	4.37円	１株当たり当期純利益	7.92円
潜在株式調整後１株当たり当期純利益	4.22円	潜在株式調整後１株当たり当期純利益	6.81円

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下の通りである。

	前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
１株当たり当期純利益金額		
当期純利益（百万円）	6,332	11,478
普通株主に帰属しない金額（百万円）	14	44
（うち利益処分による役員賞与金（百万円））	(14)	(44)
普通株式に係る当期純利益（百万円）	6,318	11,433
普通株式の期中平均株式数（千株）	1,442,617	1,442,514
潜在株式調整後 １株当たり当期純利益金額		
当期純利益調整額（百万円）	357	244
（うち支払利息（税額相当額控除後）（百万円））	(357)	(244)
普通株式増加数（千株）	139,027	271,755
（うち転換社債（千株））	(95,866)	(77,708)
（うち新株予約権付社債（千株））	(43,160)	(194,046)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	――	――

（重要な後発事象）

前連結会計年度 （自　平成15年４月１日 至　平成16年３月31日）	当連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）
当社は、平成16年５月12日開催の取締役会決議に基づき、平成16年６月16日を払込期日とする無担保普通社債（発行総額200億円）を発行した。 上記の詳細については、「第５　経理の状況　２　財務諸表等」の重要な後発事象に記載している。	――――

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高(百万円)	当期末残高(百万円)	利率(%)	担保	償還期限
川崎重工業㈱(当社)	第15回無担保普通社債	平成10年3月19日	10,000	10,000	2.775	無担保	平成20年3月19日
	第16回無担保普通社債	平成10年7月8日	20,000 (20,000)	—	1.940	無担保	平成16年7月8日
	第17回無担保普通社債	平成10年7月8日	10,000	10,000	2.510	無担保	平成20年7月8日
	第19回無担保普通社債（注）2	平成11年4月28日	10,000	—	1.670	無担保	平成17年4月28日
	第21回無担保普通社債	平成11年11月24日	10,000	10,000	1.870	無担保	平成18年11月24日
	第22回無担保普通社債	平成11年11月24日	10,000	10,000	2.330	無担保	平成21年11月24日
	第23回無担保普通社債	平成12年11月14日	10,000	10,000 (10,000)	1.500	無担保	平成17年11月14日
	第24回無担保普通社債	平成12年11月14日	10,000	10,000	2.000	無担保	平成19年11月14日
	第25回無担保普通社債	平成16年6月16日	—	10,000	1.070	無担保	平成21年6月16日
	第26回無担保普通社債	平成16年6月16日	—	10,000	1.600	無担保	平成23年6月16日
	普通社債計	—	90,000 (20,000)	80,000 (10,000)	—	—	—
	第5回無担保転換社債（注）4	平成6年8月10日	17,118	17,118	1.100	無担保	平成18年9月29日
	第7回無担保転換社債（注）4	平成8年7月25日	9,609	9,609 (9,609)	0.750	無担保	平成17年9月30日
	第8回無担保転換社債（注）4	平成8年7月25日	7,520	7,520	0.900	無担保	平成20年9月30日
	第9回無担保転換社債（注）4	平成8年7月25日	7,039	7,039	1.000	無担保	平成23年9月30日
	転換社債計	—	41,286	41,286 (9,609)	—	—	—
	ユーロ円建転換社債型新株予約権付社債(注)5	平成15年12月8日	25,000	25,000	0.000	無担保	平成22年9月30日
	ユーロ円建転換社債型新株予約権付社債(注)5	平成16年9月21日	—	25,000	0.000	無担保	平成23年9月30日
	新株予約権付社債計	—	25,000	50,000	—	—	—
	計	—	156,286 (20,000)	171,286 (19,609)	—	—	—
日本飛行機㈱	第1回物上担保附社債（注）3	平成13年11月22日	2,000	2,000	1.310	担保附	平成18年11月22日
	計	—	2,000	2,000	—	—	—
合計	—	—	158,286 (20,000)	173,286 (19,609)	—	—	—

(注) 1 前期末残高欄及び当期末残高欄の（内書）は、1年内償還予定の金額である。

2 第19回無担保普通社債については、金融機関との間に締結したデット・アサンプション特定運用金銭信託契約および債務履行引受契約に基づき債務を譲渡しているため、全額償還したものとして処理している。なお、社債権者に対する当社の社債償還義務は、社債償還時まで存続する。

3 日本飛行機㈱の第1回無担保普通社債については、平成16年6月24日付で抵当権を設定したため、銘柄名が第1回物上担保附社債へ変更された。

4　転換社債の転換条件等は次のとおりである。

銘柄	転換の条件	転換により発行すべき株式の内容	転換を請求できる期間
第５回	転換価額459円につき普通株式１株の割合をもって転換	普通株式	自　平成６年９月１日 至　平成18年９月28日
第７回	転換価額598円につき普通株式１株の割合をもって転換	普通株式	自　平成８年９月２日 至　平成17年９月29日
第８回	転換価額598円につき普通株式１株の割合をもって転換	普通株式	自　平成８年９月２日 至　平成20年９月29日
第９回	転換価額598円につき普通株式１株の割合をもって転換	普通株式	自　平成８年９月２日 至　平成23年９月29日

5　新株予約権付社債に関する記載は次のとおりである。

銘柄	2010年満期ユーロ円建転換社債型新株予約権付社債	2011年満期ユーロ円建転換社債型新株予約権付社債
発行すべき株式	普通株式	普通株式
新株予約権の発行価額　（円）	無償	無償
株式の発行価格　（円）	182	232
発行価額の総額　（百万円）	25,000	25,000
新株予約権の行使により発行した株式の発行価額の総額　（百万円）	―	―
新株予約権の付与割合　（％）	100	100
新株予約権の行使期間	自　平成15年12月22日 至　平成22年９月16日	自　平成16年10月12日 至　平成23年９月16日

商法第341条ノ３第１項第７号及び第８号により、本新株予約権を行使したときは本社債の全額の償還に代えて当該新株予約権の行使に際して払込をなすべき額の全額の払込があったものとみなす。

6　連結決算日後５年内における１年ごとの償還予定額は次のとおりである。

１年以内（百万円）	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
19,609	29,118	20,000	17,520	20,000

【借入金等明細表】

区分	前期末残高 (百万円)	当期末残高 (百万円)	平均利率 (%)	返済期限
短期借入金	132,749	106,096	1.823	—
1年以内に返済予定の長期借入金	35,902	20,899	1.613	—
長期借入金 (1年以内に返済予定のものを除く)	72,533	53,601	1.322	平成47年9月
合計	241,185	180,598	—	—

(注) 1　「返済期限」は最終返済期限を記載している。

2　「平均利率」については、借入金等の期末残高に対する加重平均利率を記載している。

3　長期借入金(1年以内に返済予定のものを除く)の連結決算日後5年内における返済予定額は以下のとおりである。

	1年超2年以内 (百万円)	2年超3年以内 (百万円)	3年超4年以内 (百万円)	4年超5年以内 (百万円)
長期借入金	19,850	11,943	6,498	9,086

(2)【その他】

当社は、国土交通省発注に係る鋼橋上部工事の入札に関し、「私的独占の禁止及び公正取引の確保に関する法律」違反の疑いにより、平成16年10月5日に公正取引委員会の立入検査を受け、現在、同委員会による調査段階にある。また、当該工事入札に関する同法違反容疑により、当社は平成17年6月15日に公正取引委員会から刑事告発を受け、同日、東京高等検察庁により起訴された。この結果、当社は国土交通省等から指名停止措置を受けている。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

		前事業年度 (平成16年3月31日現在)			当事業年度 (平成17年3月31日現在)		
区分	注記番号	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)
(資産の部)							
Ⅰ 流動資産							
1 現金預金			29,036			32,332	
2 受取手形	注7		1,195			3,183	
3 売掛金	注7		267,663			295,669	
4 原材料及び貯蔵品			21,783			25,135	
5 仕掛品			205,235			181,144	
6 前渡金			13,120			16,956	
7 前払費用			117			202	
8 繰延税金資産			7,662			8,457	
9 その他							
(1) 短期貸付金	注7	30,912			46,671		
(2) 未収入金		9,862			11,524		
(3) 未収収益		30			60		
(4) その他	注3	7,284	48,089		3,847	62,104	
貸倒引当金			△3,829			△2,770	
流動資産合計			590,073	67.7		622,416	68.1
Ⅱ 固定資産							
1 有形固定資産	注2						
(1) 建物	注1	38,400			40,006		
(2) 構築物		7,651			8,202		
(3) 機械装置		28,389			27,952		
(4) 船舶		15			6		
(5) 航空機		454			454		
(6) 車両運搬具		592			443		
(7) 工具器具備品		13,174			11,682		
(8) 土地	注1	38,968			38,831		
(9) 建設仮勘定		3,759	131,405		2,697	130,277	
2 無形固定資産							
(1) ソフトウェア		5,026			5,279		
(2) 製造実施権		1,848			1,621		
(3) その他		2,362	9,237		2,249	9,150	

		前事業年度 (平成16年３月31日現在)			当事業年度 (平成17年３月31日現在)		
区分	注記 番号	金額(百万円)		構成比 (%)	金額(百万円)		構成比 (%)
3　投資その他の資産							
(1) 投資有価証券	注１	49,395			51,645		
(2) 関係会社株式		71,278			72,912		
(3) 関係会社出資金		3,021			3,408		
(4) 長期貸付金		1,994			1,729		
(5) 従業員長期貸付金		553			468		
(6) 関係会社長期貸付金		4,270			9,436		
(7) 更生債権等		2,225			2,131		
(8) 繰延税金資産		3,923			7,730		
(9) その他		7,043			5,575		
貸倒引当金		△3,795	139,910		△3,987	151,048	
固定資産合計			280,554	32.2		290,477	31.8
資産合計			870,628	100.0		912,894	100.0
(負債の部)							
Ⅰ　流動負債							
1　支払手形	注７		31,836			37,059	
2　買掛金	注７		194,625			248,794	
3　短期借入金	注７		73,124			62,740	
4　１年内に返済予定の長期借入金	注１		29,502			12,500	
5　未払金	注８		8,450			8,311	
6　未払費用			21,757			22,336	
7　未払法人税等			6,989			7,532	
8　前受金			86,883			74,629	
9　預り金			2,307			1,542	
10　前受収益			15			15	
11　賞与引当金			7,818			7,690	
12　保証工事引当金			250			891	
13　受注工事損失引当金			―			3,529	
14　その他							
(1) １年内に償還予定の社債		20,000			10,000		
(2) １年内に償還予定の転換社債		―			9,609		
(3) 設備支払手形		1,585			697		
(4) その他		3,978	25,564		4,653	24,960	
流動負債合計			489,127	56.1		512,535	56.1

区分	注記番号	前事業年度（平成16年３月31日現在）			当事業年度（平成17年３月31日現在）		
		金額（百万円）		構成比（％）	金額（百万円）		構成比（％）
Ⅱ　固定負債							
1　社債			70,000			70,000	
2　転換社債			41,286			31,677	
3　新株予約権付社債			25,000			50,000	
4　長期借入金	注１		52,535			44,012	
5　長期未払金			1,879			1,057	
6　退職給付引当金			26,210			31,649	
7　役員退職慰労引当金			305			322	
8　その他			124			6	
固定負債合計			217,340	24.9		228,725	25.0
負債合計			706,468	81.1		741,261	81.1
（資本の部）							
Ⅰ　資本金	注４		81,427	9.3		81,427	8.9
Ⅱ　資本剰余金							
1　資本準備金		29,204			29,204		
2　その他資本剰余金							
(1)　自己株式処分差益		0			1		
資本剰余金合計			29,204	3.3		29,205	3.1
Ⅲ　利益剰余金							
1　任意積立金							
(1)　特別償却積立金		494			696		
(2)　海外投資等損失準備金		2			1		
(3)　固定資産圧縮積立金		4,692			5,711		
(4)　固定資産圧縮特別勘定積立金		2,365			1,847		
2　当期未処分利益		33,013			37,361		
利益剰余金合計			40,569	4.6		45,619	4.9
Ⅳ　その他有価証券評価差額金			13,038	1.4		15,493	1.6
Ⅴ　自己株式	注５		△79	△0.0		△113	△0.0
資本合計			164,160	18.8		171,632	18.8
負債・資本合計			870,628	100.0		912,894	100.0

② 【損益計算書】

		前事業年度 (自　平成15年４月１日 至　平成16年３月31日)			当事業年度 (自　平成16年４月１日 至　平成17年３月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ　売上高	注１		782,550	100.0		876,233	100.0
Ⅱ　売上原価			701,724	89.6		812,961	92.7
売上総利益			80,825	10.3		63,271	7.2
Ⅲ　販売費及び一般管理費							
１　給料手当		13,262			12,712		
２　福利厚生費		6,331			3,539		
３　減価償却費		874			780		
４　旅費交通費		2,348			2,174		
５　貸倒引当金繰入額		1,185			516		
６　研究開発費	注２	12,697			10,868		
７　共通部門費受入額		9,928			8,533		
８　請負作業費		―			3,445		
９　その他		16,680	63,309	8.0	10,661	53,232	6.0
営業利益			17,515	2.2		10,038	1.1
Ⅳ　営業外収益							
１　受取利息	注１	955			880		
２　受取配当金	注１	3,718			5,501		
３　有価証券売却益		551			3,780		
４　その他		326	5,551	0.7	1,686	11,849	1.3
Ⅴ　営業外費用							
１　支払利息		2,322			1,913		
２　社債利息		2,392			2,179		
３　為替差損		2,867			110		
４　たな卸資産処分損		1,424			1,826		
５　その他		3,329	12,337	1.5	4,500	10,531	1.2
経常利益			10,730	1.3		11,357	1.2
Ⅵ　特別利益							
１　固定資産売却益	注３	1,045			2,864		
２　子会社株式売却益	注４	1,105	2,150	0.2	―	2,864	0.3
Ⅶ　特別損失							
１　分社に伴う退職給付会計基準変更時差異等一括処理額	注５	―			1,315		
２　工事費用清算金	注６	―			1,824		
３　子会社整理損失	注７	682			―		
４　工場閉鎖に係る損失	注８	1,206	1,889	0.2	―	3,139	0.3
税引前当期純利益			10,991	1.4		11,081	1.2
法人税、住民税及び事業税		10,024			9,419		
法人税等調整額		△5,941	4,082	0.5	△6,273	3,146	0.3
当期純利益			6,908	0.8		7,935	0.9
前期繰越利益			10,107			29,426	
利益準備金取崩額			15,997			―	
当期未処分利益			33,013			37,361	

売上原価明細書

区分	注記番号	前事業年度 (自　平成15年4月1日 至　平成16年3月31日) 金額(百万円)	構成比(%)	当事業年度 (自　平成16年4月1日 至　平成17年3月31日) 金額(百万円)	構成比(%)
1　直接材料費		341,603	48.6	456,319	56.1
2　直接経費		156,003	22.2	124,250	15.2
3　用役費		53,420	7.6	77,730	9.5
4　加工費		129,495	18.4	132,180	16.2
5　原価差額		△3,157	△0.4	△1,367	△0.1
6　保証工事引当金繰入額		△231	△0.0	394	0.0
7　販売直接費		24,591	3.5	23,455	2.8
売上原価合計		701,724	100.0	812,961	100.0

(注)　原価計算の方法

当社の採用している原価計算は、主として個別原価計算の方法によっているが、二輪車など一部の製品については総合原価計算を採用している。

原価は原則として実際額で計算しているが、直接材料費の一部・用役費・加工費（直接労務費及び間接費）などは予定率をもって計算している。この予定額と実際額との差額は税法の規定に基づき処理している。

また、加工費に占める直接労務費の割合は、前事業年度約22%、当事業年度約22%である。

③ 【利益処分計算書】

		前事業年度		当事業年度	
		株主総会承認日 (平成16年６月29日)		株主総会承認日 (平成17年６月28日)	
区分	注記番号	金額(百万円)		金額(百万円)	
Ⅰ　当期未処分利益			33,013		37,361
Ⅱ　任意積立金戻入額					
1　特別償却積立金戻入額		148		190	
2　海外投資等損失準備金戻入額		0		1	
3　固定資産圧縮積立金戻入額		143		185	
4　固定資産圧縮特別勘定積立金戻入額		1,065	1,358	1,847	2,224
計			34,372		39,585
Ⅲ　利益処分額					
1　配当金		2,885		3,606	
2　役員賞与金		―		40	
(うち監査役賞与金)		(―)		(―)	
3　任意積立金					
(1)　特別償却積立金		350		228	
(2)　固定資産圧縮積立金		1,163		1,248	
(3)　固定資産圧縮特別勘定積立金		547	4,946	95	5,218
Ⅳ　次期繰越利益			29,426		34,366

重要な会計方針

	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
1　有価証券の評価基準及び評価方法	(1) 子会社及び関連会社株式 移動平均法による原価法により評価している。 (2) その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定）により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的の債券については保有していない。	(1) 子会社及び関連会社株式 同左 (2) その他有価証券 同左
2　たな卸資産の評価基準及び評価方法	個別法及び移動平均法による原価法により評価している。	同左
3　デリバティブ取引により生じる正味の債権債務の評価基準および評価方法	時価法により評価している。	同左
4　固定資産の減価償却の方法	(1) 有形固定資産 定率法により償却している。 ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。 (2) 無形固定資産 定額法により償却している。 なお、ソフトウェア（自社利用分）については、社内における利用可能期間（５年）に基づく定額法により償却している。	(1) 有形固定資産 同左 (2) 無形固定資産 同左
5　引当金の計上基準	(1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。 (2) 賞与引当金 当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。 (3) 保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。	(1) 貸倒引当金 同左 (2) 賞与引当金 同左 (3) 保証工事引当金 同左

	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
	――――――	(4) 受注工事損失引当金 当事業年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、当事業年度末時点で当該工事損失額を合理的に見積もることが可能な工事について、翌事業年度以降の損失見積額を計上している。
	(5) 退職給付引当金 従業員の退職給付に備え、当事業年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当事業年度末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。	(5) 退職給付引当金 従業員の退職給付に備え、当事業年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当事業年度末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。 なお、当事業年度末残高には、平成17年４月１日付の破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等一括処理額1,315百万円が含まれている。
	(6) 役員退職慰労引当金 役員の退職慰労金支給に備え、社内規定に基づく50%相当額を計上している。	(6) 役員退職慰労引当金 同左

	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
6　収益の計上基準	長期・大型の請負工事（工期１年超、請負金額50億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。 なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。	長期・大型の請負工事（工期１年超、請負金額30億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。 なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。 （会計方針の変更） 従来、当社は、工事進行基準の適用対象について「工期１年超、請負金額50億円以上（の請負工事）」としていたが、当事業年度より、「工期１年超、請負金額30億円以上（の請負工事）」に変更している。 この変更は、上半期に比べ下半期に完成する工事の割合が大きく、業績に季節的変動があるという当社の事業特性にかんがみ、工事進行基準の適用範囲を拡大することで期間損益計算の一層の適正化を図るために行ったものである。当該変更に伴い、従来と同一の方法によった場合に比べ、売上高が15,824百万円増加し、営業利益・経常利益・税引前当期純利益がそれぞれ2,135百万円増加している。
7　外貨建の資産及び負債の本邦通貨への換算基準	改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。	同左
8　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左

<table>
<tr><th></th><th>前事業年度
（自　平成15年４月１日
至　平成16年３月31日）</th><th>当事業年度
（自　平成16年４月１日
至　平成17年３月31日）</th></tr>
<tr><td>9　ヘッジ会計の方針</td><td>(1) ヘッジ会計の方法
繰延ヘッジ処理を採用している。
(2) ヘッジ手段とヘッジ対象
<table>
<tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr>
<tr><td>為替予約、
通貨スワップ</td><td>外貨建金銭債権・債務等（予定取引を含む）</td></tr>
<tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr>
</table>
(3) ヘッジ方針
社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
(4) ヘッジ有効性の評価
金融商品会計に関する実務指針に基づき評価している。</td><td>(1) ヘッジ会計の方法
同左
(2) ヘッジ手段とヘッジ対象
<table>
<tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr>
<tr><td>為替予約、
通貨オプション</td><td>外貨建金銭債権・債務等（予定取引を含む）</td></tr>
<tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr>
</table>
(3) ヘッジ方針
同左
(4) ヘッジ有効性の評価
同左</td></tr>
<tr><td>10　その他財務諸表作成のための基本となる重要な事項</td><td>消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっている。</td><td>消費税等の会計処理
同左</td></tr>
</table>

表示方法の変更

前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
（損益計算書関係） 営業外費用の「たな卸資産処分損」については、営業外費用の総額の百分の十を超えることとなったため、区分掲記した。 なお、前期の「たな卸資産処分損」は1,155百万円で営業外費用の「その他」に含めて表示している。	（損益計算書関係） 販売費及び一般管理費の「請負作業費」については、販売費及び一般管理費の総額の百分の五を超えることとなったため、区分掲記した。 なお、前期の「請負作業費」は3,284百万円で販売費及び一般管理費の「その他」に含めて表示している。

追加情報

前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
日本飛行機株式会社が平成15年４月１日付けで株式交換により当社の完全子会社となったため、株式交換日における同社純資産額に基づき株式交換の会計処理を行い、関係会社株式が4,594百万円、資本準備金が4,521百万円それぞれ増加している。	――――――

注記事項

（貸借対照表関係）

前事業年度 (平成16年３月31日現在)	当事業年度 (平成17年３月31日現在)
1　担保について 下記の資産については短期借入金3,800百万円、長期借入金4,537百万円の担保に供されている。 (1) 有形固定資産のうち建物　141百万円 (2) 有形固定資産のうち土地　527百万円 (3) 投資有価証券　30百万円	1　担保について 下記の資産については短期借入金948百万円、長期借入金3,537百万円の担保に供されている。 (1) 有形固定資産のうち建物　138百万円 (2) 有形固定資産のうち土地　527百万円 (3) 投資有価証券　30百万円
2　有形固定資産に対する減価償却累計額は、351,791百万円である。	2　有形固定資産に対する減価償却累計額は、355,799百万円である。
―――――	3　繰延ヘッジ損益 ヘッジ手段に係る損益または評価差額は、純額で繰延ヘッジ損失（流動資産その他）として計上している。なお、相殺前の繰延ヘッジ損失の総額は1,915百万円、繰延ヘッジ利益の総額は317百万円である。
4　株式の状況 会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,443,394,172株である。	4　株式の状況 会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,443,394,172株である。
5　自己株式 当社が保有する自己株式の数は、普通株式745千株である。	5　自己株式 当社が保有する自己株式の数は、普通株式940千株である。
6　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,399百万円 ㈱ギャラクシーエクスプレス　1,603 P.T.Indocement Tunggal Prakarsa　1,343 その他２社　404 計　6,750 (2) 関係会社銀行借入金等 ㈱川崎造船　22,578百万円 日本飛行機㈱　12,495 南通中遠川崎船舶工程有限公司　9,916 ㈱川重ガスタービン研究所　8,054 Kawasaki Motors Europe N.V.　5,664 Kawasaki Motors Enterprise (Thailand)Co., Ltd.　2,091 その他７社　6,442 計　67,243 (3) 従業員住宅資金の銀行借入金　3,724百万円 (4) 合計　77,718百万円	6　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,579百万円 ㈱ギャラクシーエクスプレス　1,603 P.T.Indocement Tunggal Prakarsa　637 その他４社　781 計　6,603 (2) 関係会社銀行借入金等 ㈱川崎造船　19,391百万円 南通中遠川崎船舶工程有限公司　7,768 ㈱川重ガスタービン研究所　6,654 Kawasaki Motors Europe N.V.　5,970 日本飛行機㈱　4,385 その他７社　3,927 計　48,098 (3) 従業員住宅資金の銀行借入金　2,795百万円 (4) 合計　57,496百万円

前事業年度 (平成16年３月31日現在)	当事業年度 (平成17年３月31日現在)
7　関係会社に係る注記 受取手形及び売掛金　113,797百万円 短期貸付金　28,972百万円 その他の資産合計　11,906百万円 支払手形及び買掛金　52,841百万円 短期借入金　11,901百万円 その他の負債合計　12,918百万円	7　関係会社に係る注記 受取手形及び売掛金　123,704百万円 短期貸付金　44,428百万円 その他の資産合計　7,773百万円 支払手形及び買掛金　63,966百万円 短期借入金　12,272百万円 その他の負債合計　17,033百万円
8　未払消費税等は「未払金」に含めて表示している。	8　同左
――――――	9　社債の信託型デット・アサンプションに係る偶発債務 以下の社債に関し、デット・アサンプション特定運用金銭信託契約および債務履行引受契約を金融機関と締結し、債務を譲渡している。従って、同社債に係る譲渡債務と同契約による支払金額とを相殺消去しているが、社債権者に対する当社の社債償還義務は社債償還時まで存続する。 銘柄：第19回無担保普通社債 契約締結日：平成17年３月30日 譲渡金額（百万円）：10,000
10　配当制限 (1) 平成６年８月10日発行の第５回無担保転換社債については、当該転換社債の管理委託契約により次のとおり配当の制限を受けている。 当社は、本社債の未償還残高が存する限り、本社債の払込期日の属する決算期以降の配当（中間配当を含む）累計額が、監査済の損益計算書（財務諸表等規則による）に示される経常損益から法人税及び住民税を控除した額の累計額に100億円を加えた額を超えることとなるような配当（中間配当を含む）を行わない。この場合、平成７年４月１日以降の中間配当は各直前決算期の配当とみなす。但し、株式分割についてはこの限りではない。 (2) 商法施行規則第124条第３号の規定により、配当に充当することが制限されている金額は13,038百万円である。	10　配当制限 (1)　同左 (2) 商法施行規則第124条第３号の規定により、配当に充当することが制限されている金額は15,493百万円である。

（損益計算書関係）

前事業年度 (自　平成15年４月１日 至　平成16年３月31日)	当事業年度 (自　平成16年４月１日 至　平成17年３月31日)
1　関係会社に係る注記 売上高　270,127百万円 受取利息　723百万円 受取配当金　3,126百万円	1　関係会社に係る注記 売上高　312,317百万円 受取利息　717百万円 受取配当金　4,672百万円
2　一般管理費及び当期製造費用に含まれる研究開発費は12,697百万円である。	2　一般管理費及び当期製造費用に含まれる研究開発費は10,868百万円である。
3　固定資産売却益は、社宅跡地等の売却によるものである。	3　固定資産売却益は、野田工場跡地等の遊休資産売却益等によるものである。

前事業年度 (自 平成15年4月1日 至 平成16年3月31日)	当事業年度 (自 平成16年4月1日 至 平成17年3月31日)
4 子会社株式売却益は、川重防災工業㈱株式の一部売却によるものである。	――――――
――――――	5 分社に伴う退職給付会計基準変更時差異等一括処理額は、破砕機事業分社により転籍する従業員に対する退職給付債務の会計基準変更時差異等の未処理額を一括計上したものである。
――――――	6 工事費用清算金は、プラント工事において発生した工程遅延等に係る追加費用を清算したものである。
7 子会社整理損失は、川崎食品産業㈱の営業譲渡等に伴うものである。	――――――
8 工場閉鎖に係る損失は、旧野田工場内の建物等の除却損・解体撤去費用及び跡地の一部売却益である。	――――――

(リース取引関係)

前事業年度(自 平成15年4月1日 至 平成16年3月31日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
有形固定資産			
機械装置	9,550	3,869	5,681
工具器具備品	8,118	4,423	3,695
その他	108	48	59
無形固定資産	932	364	567
合計	18,711	8,706	10,005

(2) 未経過リース料期末残高相当額

1年内	3,101百万円
1年超	7,095
合計	10,196

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,697百万円
減価償却費相当額	3,477
支払利息相当額	235

当事業年度(自 平成16年4月1日 至 平成17年3月31日)

1 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
有形固定資産			
機械装置	10,965	4,306	6,659
工具器具備品	6,433	4,115	2,317
その他	146	73	72
無形固定資産	949	548	400
合計	18,495	9,044	9,450

(2) 未経過リース料期末残高相当額

1年内	2,826百万円
1年超	6,816
合計	9,642

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,506百万円
減価償却費相当額	3,296
支払利息相当額	214

前事業年度 (自　平成15年４月１日 至　平成16年３月31日)	当事業年度 (自　平成16年４月１日 至　平成17年３月31日)
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっている。 (5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。 2　オペレーティング・リース取引 該当取引なし	(4) 減価償却費相当額の算定方法 同左 (5) 利息相当額の算定方法 同左 2　オペレーティング・リース取引 同左

(有価証券関係)

前事業年度(平成16年３月31日現在)

子会社株式及び関連会社株式で時価のあるもの

種類	貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
子会社株式	635	6,705	6,070
関連会社株式	1,104	2,141	1,037
合計	1,739	8,847	7,108

当事業年度(平成17年３月31日現在)

子会社株式及び関連会社株式で時価のあるもの

種類	貸借対照表計上額 (百万円)	時価 (百万円)	差額 (百万円)
子会社株式	635	5,623	4,988
関連会社株式	1,104	2,279	1,175
合計	1,739	7,902	6,163

（税効果会計関係）

<table>
<tr><th>前事業年度
（平成16年３月31日現在）</th><th>当事業年度
（平成17年３月31日現在）</th></tr>
<tr><td>１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳
（繰延税金資産）
賞与引当金損金算入限度超過額　3,554百万円
退職給付引当金損金算入限度超過額　15,111
投資有価証券等評価損否認額　1,305
貸倒引当金損金算入限度超過額　3,088
減価償却限度超過額　909
その他　4,891
繰延税金資産　合計　28,860

（繰延税金負債）
固定資産圧縮積立金及び固定資産圧縮特別勘定積立金　5,145
その他有価証券評価差額金　8,874
工事進行基準に係る損益申告調整額　1,616
その他　1,637
繰延税金負債　合計　17,274
繰延税金資産の純額　11,585</td><td>１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳
（繰延税金資産）
賞与引当金損金算入限度超過額　3,501百万円
退職給付引当金損金算入限度超過額　20,056
投資有価証券等評価損否認額　1,221
貸倒引当金損金算入限度超過額　2,737
減価償却限度超過額　990
その他　8,763
繰延税金資産　小計　37,275
評価性引当額　△3,699
繰延税金資産　合計　33,575

（繰延税金負債）
固定資産圧縮積立金及び固定資産圧縮特別勘定積立金　4,676
その他有価証券評価差額金　10,545
工事進行基準に係る損益申告調整額　768
その他　1,396
繰延税金負債　合計　17,387
繰延税金資産の純額　16,187</td></tr>
<tr><td>２　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳

法定実効税率　41.9 %
（調整）
交際費等永久に損金に算入されない項目　5.1
受取配当金等永久に益金に算入されない項目　△8.0
研究開発費控除　△12.4
税率変更に伴う法人税等調整額の減額修正　6.8
その他　3.8

税効果会計適用後の法人税等の負担率　37.1</td><td>２　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳

法定実効税率　40.5 %
（調整）
交際費等永久に損金に算入されない項目　4.1
受取配当金等永久に益金に算入されない項目　△15.4
研究開発費控除　△12.7
評価性引当額　20.0
その他　△8.1

税効果会計適用後の法人税等の負担率　28.4</td></tr>
</table>

（注）前事業年度の「評価性引当額」は△1,692百万円で、繰延税金資産の発生の主な原因別内訳の「その他」に含まれている。

（１株当たり情報）

	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
１株当たり純資産額	113.79円	118.95円
１株当たり当期純利益	4.78円	5.47円
潜在株式調整後 １株当たり当期純利益	4.59円	4.74円

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下の通りである。

項目	前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
１株当たり当期純利益金額		
当期純利益（百万円）	6,908	7,935
普通株主に帰属しない金額（百万円）	—	40
（うち利益処分による役員賞与金（百万円））	(—)	(40)
普通株式に係る当期純利益（百万円）	6,908	7,895
普通株式の期中平均株式数（千株）	1,442,724	1,442,562
潜在株式調整後 １株当たり当期純利益金額		
当期純利益調整額（百万円）	357	244
（うち支払利息（税額相当額控除後）（百万円））	(357)	(244)
普通株式増加数（千株）	139,027	271,755
（うち転換社債（千株））	(95,866)	(77,708)
（うち新株予約権付社債（千株））	(43,160)	(194,046)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	――――	――――

（重要な後発事象）

前事業年度 （自　平成15年４月１日 至　平成16年３月31日）	当事業年度 （自　平成16年４月１日 至　平成17年３月31日）
平成16年５月12日開催の取締役会決議に基づき、以下のとおり普通社債を発行した。 １．第25回無担保普通社債 (1) 発 行 日　平成16年６月16日 (2) 発行総額　100億円 (3) 発行価額　額面100円につき金100円 (4) 利　　率　額面金額の年1.07％ (5) 償還期限　平成21年６月16日 (6) 担　　保　無担保 (7) 資金使途　社債償還資金に充当 (8) 募集方法　公募 ２．第26回無担保普通社債 (1) 発 行 日　平成16年６月16日 (2) 発行総額　100億円 (3) 発行価額　額面100円につき金100円 (4) 利　　率　額面金額の年1.60％ (5) 償還期限　平成23年６月16日 (6) 担　　保　無担保 (7) 資金使途　社債償還資金に充当 (8) 募集方法　公募	――――――

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数(株)	貸借対照表計上額(百万円)
投資有価証券	その他有価証券	川崎汽船㈱	10,923,073	8,083
		ＪＦＥホールディングス㈱	2,229,352	6,665
		ＪＦＥ商事ホールディングス㈱	11,961,450	5,956
		㈱商船三井	4,462,665	3,074
		㈱みずほフィナンシャルグループ（優先株式）	3,000	3,000
		東海旅客鉄道㈱	2,500	2,295
		富士電機㈱	3,606,012	1,218
		㈱大垣共立銀行	1,365,321	888
		井関農機㈱	2,622,320	865
		台湾高速鐵路公司	21,000,000	711
		その他　213銘柄	53,310,405	13,841
計			111,486,098	46,601

【債券】

銘柄			券面総額(百万円)	貸借対照表計上額(百万円)
投資有価証券	その他有価証券	地方債（１銘柄）	0	0
計			0	0

【その他】

種類及び銘柄			投資口数等(口)	貸借対照表計上額(百万円)
投資有価証券	その他有価証券	（優先出資証券） ㈱みずほフィナンシャルグループ優先出資証券	50	5,000
		小計	50	5,000
		（出資証券） 出資証券（８銘柄）	251,300,105	43
		小計	251,300,105	43
計			251,300,155	5,043

（注）　売買目的有価証券及び満期保有目的の債券は保有していない。

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	117,446	4,879	1,111	121,213	81,207	3,036	40,006
構築物	27,929	1,319	284	28,964	20,762	731	8,202
機械装置	178,409	5,508	6,353	177,564	149,611	5,390	27,952
船舶	59	―	13	45	39	4	6
航空機	1,956	163	4	2,114	1,660	162	454
車両運搬具	3,413	91	237	3,266	2,822	206	443
工具器具備品	111,255	4,482	4,360	111,378	99,695	5,619	11,682
土地	38,968	725	862	38,831	―	―	38,831
建設仮勘定	3,759	16,299	17,361	2,697	―	―	2,697
有形固定資産計	483,197	33,470	30,589	486,077	355,799	15,152	130,277
無形固定資産							
ソフトウェア	8,072	2,293	515	9,850	4,570	2,020	5,279
製造実施権	2,949	2,251	2,707	2,493	871	577	1,621
その他	2,683	2,294	2,340	2,637	388	105	2,249
無形固定資産計	13,705	6,839	5,563	14,982	5,831	2,703	9,150
長期前払費用	―	―	―	―	―	―	―
繰延資産							
―	―	―	―	―	―	―	―
繰延資産計	―	―	―	―	―	―	―

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金(百万円)			81,427	—	—	81,427
資本金のうち既発行株式	普通株式	(株)	(1,443,394,172)	(—)	(—)	(1,443,394,172)
	普通株式	(百万円)	81,427	—	—	81,427
	計	(株)	(1,443,394,172)	(—)	(—)	(1,443,394,172)
	計	(百万円)	81,427	—	—	81,427
資本準備金及びその他資本剰余金	(資本準備金)					
	株式払込剰余金	(百万円)	8,105	—	—	8,105
	合併差益	(百万円)	1,503	—	—	1,503
	株式交換による増加額	(百万円)	4,521	—	—	4,521
	転換社債転換差金	(百万円)	13,964	—	—	13,964
	再評価積立金の組入	(百万円)	1,110	—	—	1,110
	小計	(百万円)	29,204	—	—	29,204
	(その他資本剰余金)					
	自己株式処分差益	(百万円)	0	1	—	1
	小計	(百万円)	0	1	—	1
	計	(百万円)	29,204	1	—	29,205
利益準備金及び任意積立金	利益準備金	(百万円)	—	—	—	—
	任意積立金					
	特別償却積立金	(百万円)	494	350	148	696
	海外投資等損失準備金	(百万円)	2	—	0	1
	固定資産圧縮積立金	(百万円)	4,692	1,163	143	5,711
	固定資産圧縮特別勘定積立金	(百万円)	2,365	547	1,065	1,847
	小計	(百万円)	7,555	2,060	1,358	8,257
	計	(百万円)	7,555	2,060	1,358	8,257

(注) 1 当期末における自己株式数は940,268株である。

2 自己株式処分差益の増加の原因は、自己株式の売却にともなう処分差益によるものである。

3 任意積立金の増減の原因は、すべて利益処分によるものである。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	7,625	708	412	1,162	6,758
賞与引当金	7,818	7,690	7,818	—	7,690
保証工事引当金	250	891	250	—	891
受注工事損失引当金	—	3,529	—	—	3,529
役員退職慰労引当金	305	122	105	—	322

（注） 貸倒引当金の当期減少額の「その他」1,162百万円は、一般貸倒引当金の洗替による減少額516百万円、債権回収に伴う個別貸倒引当金の取崩額646百万円である。

(2) 【主な資産及び負債の内容】

① 流動資産

a 現金及び預金

摘要	金額(百万円)
現金	48
預金	
当座預金	19,431
普通預金	3,844
通知預金	9,008
計	32,284
合計	32,332

b 受取手形

(ア)相手先別内訳

相手先	金額(百万円)
岩谷産業㈱	585
大林・川重・寄神特定建設工事共同企業体	461
三菱電機㈱	457
㈱マヤテック	308
ＪＦＥメカニカル㈱	179
その他	1,191
計	3,183

(イ)期日別内訳

期日別	１カ月内	２カ月内	３カ月内	４カ月内	５カ月内	５カ月をこえるもの	計
金額(百万円)	290	1,226	1,039	219	239	168	3,183

c　売掛金

(ア)相手先別内訳

相手先	金額(百万円)
台湾新幹線㈱	31,610
Kawasaki Motors Europe N.V.	22,566
台湾高速鐵路公司	20,639
㈱カワサキマシンシステムズ	19,229
防衛庁	17,255
その他	184,367
計	295,669

(イ)回収状況ならびに滞留状況

期間	期首残高 (A) (百万円)	期中発生高 (B) (百万円)	期中回収高 (C) (百万円)	期末残高 (D) (百万円)	回収率(%) $\frac{(C)}{(A)+(B)}\times 100$	滞留期間(日) $\frac{(D)\times 12\times 30日}{(B)}$
当事業年度 (自平成16年4月 至平成17年3月)	267,663	901,667	873,661	295,669	74.71	118

(注)　消費税等の会計処理は税抜方式を採用しているが、上記期中発生高には消費税等が含まれている。

d　原材料及び貯蔵品

品名	金額(百万円)
鋼材	690
非鉄金属・電線	2,152
副資材	627
素型材	1,192
一般部品	16,627
その他	3,845
計	25,135

e　仕掛品

摘要	金額(百万円)
車両事業	21,795
航空宇宙事業	62,439
ガスタービン・機械事業	42,930
プラント・環境・鉄構事業	35,482
汎用機事業	18,495
計	181,144

f　短期貸付金

相手先	金額(百万円)
㈱川崎造船	19,542
川重ファイナンス㈱	12,000
㈱カワサキマシンシステムズ	2,480
医療法人川崎病院	2,207
川崎油工㈱	1,520
その他	8,921
計	46,671

② 固定資産

a　関係会社株式

銘柄	金額(百万円)
Kawasaki Motors Corp., U.S.A.	15,067
㈱川崎造船	10,451
Kawasaki Motors Manufacturing Corp.,U.S.A.	10,423
日本飛行機㈱	8,463
㈱カワサキプレシジョンマシナリ	6,160
その他	22,346
計	72,912

③　流動負債

a　支払手形

（ア）振出先別内訳

振出先	金額（百万円）
双日エアロスペース㈱	3,580
富士通㈱	1,377
前田建設工業㈱	1,221
㈱日立製作所	1,079
伊藤忠アビエーション㈱	1,032
その他	28,768
計	37,059

（イ）期日別内訳

期日別	１カ月内	２カ月内	３カ月内	４カ月内	５カ月内	５カ月をこえるもの	計
金額（百万円）	4,755	13,444	7,037	8,681	3,028	112	37,059

b　買掛金

相手先	金額（百万円）
川重ファイナンス㈱	31,333
三菱重工業㈱	11,569
住友商事㈱	10,601
富士重工業㈱	8,882
㈱日立製作所	8,366
その他	178,041
計	248,794

c　短期借入金

借入先	金額(百万円)
㈱みずほコーポレート銀行	16,954
㈱東京三菱銀行	4,716
㈱三井住友銀行	4,457
農林中央金庫	3,000
㈱百十四銀行	2,400
その他　63社	31,212
小計	62,740
一年内返済予定の長期借入金	12,500
合計	75,241

d　前受金

摘要		金額(百万円)
プラント・環境・鉄構事業	川崎重工・新日鐵・石井鐵工共同企業ほか	31,672
車両事業	台湾新幹線㈱ほか	20,265
その他の事業	防衛庁ほか	22,691
計		74,629

④　固定負債

a　社債　　　　　　　　　　70,000百万円

内訳は「⑤連結附属明細表　社債明細表」に記載している。

b　新株予約権付社債　　　　50,000百万円

内訳は「⑤連結附属明細表　社債明細表」に記載している。

c　長期借入金

借入先	金額(百万円)
国際協力銀行	12,121
㈱三井住友銀行	6,950
日本生命保険(相)	4,700
第一生命保険(相)	3,400
明治安田生命保険(相)	3,324
その他　9社	13,517
計	44,012

(注)　上記金額には一年内に返済される予定の金額は含んでいない。

(3) 【その他】

①　当社は平成17年4月1日をもって、プラント・環境・鉄構事業のプラント部門を会社分割により、「カワサキプラントシステムズ㈱」として分社独立させた。

なお、分社により当社から同社に承継された資産および負債の金額は以下のとおりである。

区分	金額(百万円)
流動資産	55,023
固定資産	4,290
資産計	59,313
流動負債	47,271
固定負債	2,082
負債計	49,353

②　当社は、国土交通省発注に係る鋼橋上部工事の入札に関し、「私的独占の禁止及び公正取引の確保に関する法律」違反の疑いにより、平成16年10月5日に公正取引委員会の立入検査を受け、現在、同委員会による調査段階にある。また、当該工事入札に関する同法違反容疑により、当社は平成17年6月15日に公正取引委員会から刑事告発を受け、同日、東京高等検察庁により起訴された。この結果、当社は国土交通省等から指名停止措置を受けている。

第６　【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
基準日	３月31日
株券の種類	１　1,000株券、10,000株券、100,000株券　ただし、1,000株未満の株式については、その株数を表示する株券を発行することができる。 ２　単元未満株式の数を表示した株券は、喪失による再発行または汚損、き損、満欄による代券発行の場合を除き発行しない。
中間配当基準日	９月30日
１単元の株式数	1,000株
株式の名義書換え	
取扱場所	大阪市中央区北浜２丁目２番21号 中央三井信託銀行株式会社　大阪支店
代理人	東京都港区芝３丁目33番１号 中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　本店および全国各支店 日本証券代行株式会社　本店および全国各支店
名義書換手数料	無料
新券交付手数料	１枚につき210円（税込）
株券喪失登録	
株券喪失登録申請料	１件につき9,030円（税込）
株券登録料	１枚につき　525円（税込）
単元未満株式の買取り・買増し	
取扱場所	大阪市中央区北浜２丁目２番21号 中央三井信託銀行株式会社　大阪支店
代理人	東京都港区芝３丁目33番１号 中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　本店および全国各支店 日本証券代行株式会社　本店および全国各支店
買取・買増手数料	株式の売買の委託に係る手数料相当額として別途定める金額
公告掲載新聞名	日本経済新聞 ただし、貸借対照表および損益計算書については、当社ホームページ（http://www.khi.co.jp/）に掲載している。
株主に対する特典	なし

第７　【提出会社の参考情報】

１　【提出会社の親会社等の情報】

当社は、親会社等はない。

２　【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出している。

(1)	有価証券報告書及びその添付書類	平成15年度　自　平成15年４月１日　至　平成16年３月31日	平成16年６月29日 関東財務局長に提出。
(2)	有価証券報告書の訂正報告書	平成15年度　自　平成15年４月１日　至　平成16年３月31日	平成16年７月14日 関東財務局長に提出。
(3)	臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第９号（提出会社の代表取締役の異動）の規定に基づく臨時報告書	平成16年４月２日 関東財務局長に提出。
		企業内容等の開示に関する内閣府令第19条第２項第７号（当社プラント事業の会社分割による分社独立の方針決定）及び第19条第２項第９号（提出会社の代表取締役の異動）の規定に基づく臨時報告書	平成16年８月31日 関東財務局長に提出。
		企業内容等の開示に関する内閣府令第19条第２項第１号（有価証券の発行）の規定に基づく臨時報告書	平成16年９月２日 関東財務局長に提出。
		企業内容等の開示に関する内閣府令第19条第２項第９号（提出会社の代表取締役の異動）の規定に基づく臨時報告書	平成17年４月１日 関東財務局長に提出。
(4)	臨時報告書の訂正報告書	平成16年９月２日関東財務局長に提出の臨時報告書（有価証券の発行）に係る訂正報告書	平成16年９月３日 関東財務局長に提出。
		平成16年９月２日関東財務局長に提出の臨時報告書（有価証券の発行）に係る訂正報告書	平成16年９月８日 関東財務局長に提出。
		平成16年８月31日関東財務局長に提出の臨時報告書（当社プラント事業の会社分割による分社独立の方針決定）に係る訂正報告書	平成17年１月31日 関東財務局長に提出。

(5) 訂正発行登録書	平成15年10月22日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書	平成16年４月２日 平成16年６月29日 平成16年７月14日 平成16年８月31日 平成16年９月２日 平成16年９月３日 平成16年９月８日 平成16年11月25日 平成17年１月31日 平成17年４月１日 関東財務局長に提出。
(6) 発行登録追補書類及びその添付書類		平成16年６月３日 近畿財務局長に提出。
(7) 半期報告書	平成16年度中 自 平成16年４月１日 至 平成16年９月30日	平成16年11月25日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項なし。

独立監査人の監査報告書

平成16年６月29日

川崎重工業株式会社
　取締役会　御中

あずさ監査法人

代表社員	公認会計士	中	谷	紀	之	㊞
代表社員 関与社員	公認会計士	黒	崎		寛	㊞
代表社員 関与社員	公認会計士	橘		和	良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成15年４月１日から平成16年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社及び連結子会社の平成16年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

独立監査人の監査報告書

平成17年６月28日

川崎重工業株式会社
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中	谷	紀	之	㊞
指定社員 業務執行社員	公認会計士	黒	崎		寛	㊞
指定社員 業務執行社員	公認会計士	橘		和	良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成16年４月１日から平成17年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社及び連結子会社の平成17年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報
　会計方針の変更に記載されているとおり、会社は工事進行基準の適用対象を変更した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

独立監査人の監査報告書

平成16年6月29日

川崎重工業株式会社
　取締役会　御中

あずさ監査法人

代表社員	公認会計士	中	谷	紀	之	㊞
代表社員 関与社員	公認会計士	黒	崎		寛	㊞
代表社員 関与社員	公認会計士	橘		和	良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成15年４月１日から平成16年３月31日までの平成15年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社の平成16年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

独立監査人の監査報告書

平成17年６月28日

川崎重工業株式会社

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	中谷紀之	㊞
指定社員 業務執行社員	公認会計士	黒崎　寛	㊞
指定社員 業務執行社員	公認会計士	橘　和良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成16年４月１日から平成17年３月31日までの平成16年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社の平成17年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な会計方針　６　収益の計上基準に記載されているとおり、会社は工事進行基準の適用対象を変更した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。